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As filed with the Securities and Exchange Commission on September 19, 2006.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Danaos Corporation
(Exact name of Registrant as Specified in Its Charter)

Republic of The Marshall Islands (State or Other Jurisdiction of Incorporation or Organization)	4412 (Primary Standard Industrial Classification Code Number)	N/A (I.R.S. Employer Identification Number)

Danaos Corporation
Attn: Dr. John Coustas
14 Akti Kondyli
185 45 Piraeus
Greece
(011-30-210-419 6480)
(Address, Including Zip Code, and Telephone Number, Including
Area Code, of Registrant's Principal Executive Offices)

Morgan, Lewis & Bockius LLP
Attn: Stephen P. Farrell
101 Park Avenue
New York, New York 10178
(212) 309-6000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Stephen P. Farrell	John T. Gaffney
Morgan, Lewis & Bockius LLP	Cravath, Swaine & Moore LLP
101 Park Avenue	Worldwide Plaza
New York, New York 10178	825 Eighth Avenue
(212) 309-6050	New York, New York 10019
(telephone number)	(212) 474-1000
(212) 309-6001	(telephone number)
(facsimile number)	(212) 474-3700
(facsimile number)

                  Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

                  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

                  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Security(2)	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, including preferred stock purchase rights, par value $0.01(1)	11,787,500	$22.00	$259,325,000	$27,750

(1)
Includes common stock issuable upon exercise of the underwriters' overallotment option. Rights to purchase preferred stock initially will trade together with the common stock. The value attributable to the rights, if any, will be reflected in the price of the common stock.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

                  The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Subject to Completion,
Preliminary Prospectus dated September 19, 2006

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

P R O S P E C T U S

10,250,000 Shares

Danaos Corporation

Common Stock

              This is the initial public offering of our common stock. All of the shares of common stock being sold in this offering are being sold by Danaos Corporation.

              We expect the public offering price to be between $20.00 and $22.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DAC."

              Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 10 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Danaos Corporation	$	$

              The underwriters may also purchase up to an additional 1,537,500 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments.

              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

              The shares of common stock will be ready for delivery on or about                        , 2006.

Merrill Lynch & Co.	Citigroup

Dahlman Rose & Company
Jefferies & Company
Fortis Securities LLC
Nomura International

The date of this prospectus is                        , 2006.

CHINA SHIPPING LINE

CSCL AMERICA: 8,468 TEU at sea trials shortly before delivery to us in November 2004 and below the same vessel shown in operation, chartered with China Shipping Container Lines Company in the Asia - Europe trade.

CHINA SHIPPING LINE

Pursuant to our charter agreements, the charterer has the right to place its name and logo on each of our vessels.

              You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date. Information contained on our website does not constitute part of this prospectus.

i

PROSPECTUS SUMMARY

              This section summarizes material information that appears later in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. This summary may not contain all of the information that may be important to you. As an investor or prospective investor, you should carefully review the entire prospectus, including the risk factors and the more detailed information that appears later.

              We use the term "Panamax" to refer to vessels capable of transiting the Panama Canal and "Post-Panamax" to refer to vessels with a beam of more than 32.31 meters that cannot transit the Panama Canal. We use the term "twenty foot equivalent unit," or "TEU," the international standard measure of containers, in describing the capacity of our containerships. We use the term "deadweight tons," or "dwt," in describing the size of drybulk carriers. For the definition of certain shipping terms used in this prospectus, see the "Glossary of Shipping Terms" at the end of the prospectus. Unless otherwise indicated, all references to currency amounts in this prospectus are in U.S. dollars, all share numbers give effect to a 88,615-for-1 stock split effected September 18, 2006 and containership fleet data as of dates prior to February 2007 does not give effect to the expected sale of the APL England, which we expect to deliver to its current charterer in February 2007.

Business Overview

              We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. Our current fleet of 27 containerships aggregating 116,115 TEUs makes us among the ten largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate time charters to a geographically diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. Currently, these customers include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. Our charters range from two and a half to 12 years, which provides us with stable cash flows and high utilization rates. The average remaining duration of the charters for our containership fleet, including 16 contracted vessels for which we have arranged charters, will be 10.6 years as of October 1, 2006 (weighted by aggregate contracted charter hire).

              Our company has a long history of operating and investing in the shipping industry. We are principally owned by the Coustas Family. Dimitris Coustas, the father of our chief executive officer, John Coustas, first invested in shipping in 1963 and founded our manager, Danaos Shipping Company Limited, or Danaos Shipping, in 1972. After assuming management of our company in 1987, John Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry. We believe we are well positioned to continue to grow our business and benefit from the growth in the container shipping industry, which grew at a compound annual rate in excess of 10.0% between 2003 and 2005. Since early 1993, under John Coustas' leadership, our containership fleet has grown from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 27 containerships with a capacity of 116,115 TEUs, representing a compounded annual growth rate in TEU capacity of approximately 34.8%. This growth has occurred through multiple shipping cycles and, we believe, has resulted from the broad range of relationships we have developed and the quality of service provided to our customers, as well as our ability to exploit market opportunities during different periods in the charter market cycle.

              Consistent with our strategy of pursuing attractive growth opportunities, we currently have newbuilding contracts or purchase agreements for 16 additional containerships aggregating 84,704 TEUs, which represent an approximate 72.9% growth in the TEU capacity of our containership fleet. We expect the newbuildings to be delivered to us during the remainder of 2006, in 2007, in the second half of 2008 and in 2009. We also expect to benefit from the trend of liner companies contracting for containership capacity directly from charter owners such as us.

              While our focus is on the containership sector, in 2002 we made an investment in the drybulk sector when we believed there was a significant opportunity to capitalize on the cyclicality and volatility inherent in that market. In August 2006, however, we agreed to sell the six 1994-built drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million to a single purchaser, which is not affiliated with us. We expect to deliver these vessels to the purchaser as each vessel's respective charter expires over the next six to eight months. During the time prior to delivery, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market within the next several months, subject to market conditions, including the availability of suitable vessels to purchase. We have not yet identified any specific drybulk carriers to purchase.

Our Fleet

              Our containership fleet consists of 43 vessels, of which 27 are current vessels and 16 are to be delivered to us through 2009. Several of our current vessels were built within the last five years by Samsung Heavy Industries Co. Ltd. ("Samsung"), one of the largest container shipyards, using the latest in design innovations. Also, nine of our newbuildings are expected to be delivered by Samsung between November 2006 and the first half of 2009. In addition, five of our newbuildings are expected to be delivered by Sungdong Shipbuilding & Marine Engineering Co., Ltd. ("Sungdong") during 2009. Furthermore, each secondhand vessel we have acquired, as well as the two 2004-built vessels we have contracted to purchase, has been subjected to rigorous inspection by our manager prior to acquisition. We maintain the quality of our fleet through regular inspections of our vessels and a comprehensive maintenance program. All of our containerships have a record of low unscheduled off-hire days and we believe our customers seek to charter our ships based upon our reputation for safety and reliability.

              Our newbuilding contracts with Samsung are for one 9,580 TEU containership expected to be delivered in November 2006, two 4,253 TEU containerships expected to be delivered in the second half of 2007, four 4,253 TEU containerships expected to be delivered in the second half of 2008 and two 4,253 TEU containerships expected to be delivered in the first half of 2009. Our newbuilding contracts with Sungdong are for five 6,500 TEU containerships expected to be delivered during 2009. Our secondhand purchase agreements are for two 4,300 TEU containerships, built in 2004, which we expect to be delivered in the first and second half of 2007, respectively. We have arranged 12-year chartering agreements for the two secondhand containerships expected to be delivered to us by the end of 2007 and for each of the 14 newbuilding containerships expected to be delivered to us by the end of 2009. The average age (weighted by TEU capacity) of the vessels in our containership fleet will be approximately 11.4 years as of October 1, 2006 and, following the delivery of all of our contracted vessels by the end of 2009, the average age (weighted by TEU capacity) of our containership fleet will be approximately 9.1 years, assuming no vessel dispositions, other than the sale of the APL England, or further acquisitions.

              Four of the containerships in our current fleet, which have an aggregate capacity of 22,024 TEUs, are subject to arrangements pursuant to which the charterer has the option to purchase each vessel at stipulated prices on specified dates falling between 2007 and 2010. The option for one of these vessels, the APL England, has recently been exercised, which will decrease the size of our fleet. If the remaining three purchase options were to be exercised, the size of our fleet would be further decreased, and as a result our revenues and results of operations would be adversely affected.

              We refer to our 16 containerships expected to be delivered to us between November 2006 and December 2009 as our contracted vessels and, collectively with our current fleet of 27 containerships, as our combined containership fleet. After delivery of our contracted vessels, assuming no vessel dispositions, other than the sale of the APL England, or further acquisitions, our combined containership fleet will have 195,313 TEU in total capacity.

              The following table presents the composition of our containership fleet by charter type and capacity.

	As of October 1, 2006				As of January 1, 2010(1)(2)
		Total Capacity				Total Capacity
	Number	TEU	dwt	Average Age (years)(3)	Number	TEU	dwt	Average Age (years)(3)
Time Charter:
Post-Panamax	10	62,493	767,382	5.5	15	99,067	1,207,726	5.3
Panamax	13	41,218	576,852	15.3	23	83,842	1,090,194	10.3
Bareboat:
Panamax	4	12,404	195,512	28.2	4	12,404	195,512	31.5

Total	27	116,115	1,539,746	11.4	42	195,313	2,493,432	9.1

(1)
Assuming no vessel dispositions, other than the sale of the APL England, or acquisitions beyond our contracted vessels.
(2)
Does not include one 5,506 TEU containership in our current fleet, the APL England. The charterer of this vessel has exercised an option to purchase this vessel from us upon expiration of its current charter in February 2007. Three other containerships in our fleet, with an aggregate capacity of 16,518 TEUs, which are included are also subject to options to acquire such vessels on specified dates falling between 2007 and 2010.
(3)
Weighted by TEU capacity.

Our Competitive Strengths

              We believe that we possess a number of competitive strengths that will allow us to capitalize on growth opportunities in the containership sector, including:

              Long Standing Relationships with Leading Liner Companies.    We charter our containerships to a diverse customer group consisting of the world's largest liner companies, including the top five such companies, as measured by TEU capacity. In the past we have had successful chartering relationships with 22 of the 25 largest liner companies, as measured by TEU capacity, which we believe will benefit us in the future as we continue to grow our fleet. The strength of these relationships and our proven track record of performance have facilitated our ability to enter into multi-year charters with our customers that extend as long as 12 years, with option periods that extend thereafter. Although we believe these relationships assist us in our chartering efforts, if demand for containership capacity decreases or if additional containership capacity becomes available, our business and profitability may be adversely affected.

              Stability of Cash Flows Through Multi-Year Charters.    All of the containerships in our combined fleet are or, upon their delivery to us, will be subject to multi-year, fixed-rate time charters having initial terms that range from two and a half to 12 years. As of October 1, 2006, the average remaining duration of the charters for our combined containership fleet will be 10.6 years (weighted by aggregate contracted charter hire). Our multi-year charters allow us to maintain a high proportion of contracted cash flows, while their staggered maturities permit us to conduct regular rechartering activity in varying rate environments. If, however, the charter market is depressed when a relatively high concentration of our vessels' charters expire, such as in 2007 when we expect to have to recharter eight of the vessels in our fleet, we could be forced to recharter a significant portion of our fleet at reduced rates.

              Reputation for Operational Excellence and Technology Leadership.    Our manager has been operating containerships since 1984 and has been recognized for implementing advanced technology and innovative processes in order to provide reliable and efficient services. Our manager's and our operational excellence and reliability have resulted in less than 13 total off-hire days for our entire fleet during 2005 other than for scheduled drydockings and special surveys. Our manager was awarded the

Lloyds Technical Innovation Award in 2004, and the ship management software developed by our software affiliate, Danaos Management Consultants, is a widely deployed third-party ship management package in the shipping industry.

              Strong Record of Long-Term Growth.    Since early 1993 we have grown our fleet from three multi-purpose vessels to our current fleet of 27 containerships. We have been successful at acquiring vessels throughout varying shipping cycles over the past 12 years. We have increased our containership fleet at an annual compound growth rate (in TEU capacity) of approximately 34.8% since 1993 by, among other things, negotiating private purchases from our liner company customers and contracting for newbuildings that incorporate the latest in design innovations. We have also contracted for 16 additional containerships with a total capacity of 84,704 TEUs, to be delivered to us between November 2006 and December 2009 that represent an approximate 72.9% growth in the TEU capacity of our containership fleet. The option to purchase one 5,506 TEU containership in our current fleet, the APL England, has, however, recently been exercised, which will decrease the size of our fleet. If the options to purchase three other containerships in our current fleet, which have an aggregate capacity of 16,518 TEUs, were to be exercised by their current charterer, with specified acquisition dates falling between 2007 and 2010, the size of our fleet and our revenues and profitability would be further decreased.

              Strong Financial Results and Flexibility.    Our history of profitable operations has given us strong financial results and enabled us to grow our company. For the year ended December 31, 2005, we generated operating revenues of $241.4 million, net income of $122.9 million and EBITDA of $171.0 million. For the six months ended June 30, 2006, we generated operating revenues of $114.5 million, net income of $44.4 million and EBITDA of $73.8 million. After giving effect to the application of the proceeds of this offering and the financing of our contracted vessels upon execution of the new senior revolving credit facilities, we expect to have in excess of $500.0 million of undrawn availability. We believe that this financing capacity, together with our policy of retaining a portion of our cash flows, will afford us financial flexibility and allow us to continue to make selective acquisitions.

              An investment in our common stock involves risks. We urge you to consider carefully the factors set forth in the section of this prospectus entitled "Risk Factors" beginning on page 10.

Our Business Strategies

              Our primary objectives are to profitably grow our business, increase distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

              Provide a High Level of Customer Service.    We will continue to focus on being a high-quality, cost-efficient provider of ships and vessel services and on maintaining a high level of service for our customers. We have successfully chartered our vessels to 22 of the 25 largest liner companies as measured by TEU capacity, many of which, we believe, consider us to be one of their preferred providers. We believe that our focus on customer service and our technology leadership enhances our relationships with our charterers.

              Maintain a Diverse Portfolio of Charters.    We will continue to charter our containership assets to a large number of leading liner companies in order to maintain a portfolio of time charters that is highly diverse from a customer, geographic and maturity perspective. We believe our strategy reduces our revenue concentration, minimizes our exposure to any one customer and allows us to recharter our vessels during any particular period in the charter market cycle.

              Actively Acquire Newly Built and Secondhand Vessels.    Given our broad customer relationships and our strong financial flexibility, we believe we are well positioned to take advantage of growth in the industry. We acquired one 4,651 TEU secondhand vessel on March 23, 2006, took delivery of one 9,580 TEU newbuilding on September 8, 2006 and we currently have 14 newbuilding contracts and two secondhand acquisition contracts that will increase the size of our containership fleet by 84,704 TEUs, or approximately 72.9%, between November 2006 and December 2009. We believe we will have significant financial flexibility to pursue additional growth through selective acquisitions. We also believe our manager's reputation and history as a leading ship operator positions us as an attractive provider to liner companies, giving us opportunities to acquire secondhand vessels that we can subsequently charter to our customers.

              Continue to Invest in Larger Containerships.    We expect to continue to focus on acquiring larger containerships. We believe that larger containerships are attractive to many of our customers because these vessels are able to benefit from economies of scale and constitute the core of the vessels providing their liner services. As a result, larger vessels are attractive investments because many of our customers prefer chartering such vessels for longer periods of time over chartering smaller capacity vessels, which provides us with longer term stable cash flows and reduces our residual vessel value exposure.

Our Manager

              Our operations are managed by Danaos Shipping, our manager, under the supervision of our officers and our board of directors. We believe our manager has built a strong reputation in the shipping community by providing customized, high-quality operational services in an efficient manner for both new and older vessels. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one-year renewals for an additional 12 years at our option. Our manager has agreed not to provide management services to any other entities without the prior approval of our board of directors, other than under the limited circumstances described under "Business—Management of our Fleet," to entities controlled by our chief executive officer, Dr. Coustas. Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. We believe our manager derives its strong technological capabilities from employing highly educated professionals, participating and taking a leading role in European Community research projects related to shipping, and from its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Corporate Information

              We are a corporation domesticated in the Republic of The Marshall Islands on October 7, 2005 after having been incorporated as a Liberian company in 1998 in connection with the consolidation of our assets under Danaos Holdings Limited. In connection with our domestication in the Marshall Islands we changed our name from Danaos Holdings Limited to Danaos Corporation. Our manager, Danaos Shipping, was founded by Dimitris Coustas in 1972 and since that time it has continuously provided seaborne transportation services under the management of the Coustas family. Dr. John Coustas, our chief executive officer, assumed responsibility for our management in 1987. Dr. Coustas has focused our business on chartering containerships to liner companies and has overseen the expansion of our fleet from three multi-purpose vessels in 1987 to the 27 containerships comprising our current containership fleet.

              We maintain our principal executive offices at 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is 30 210 419 6480.

The Offering

Common stock offered	10,250,000 shares.
11,787,500 shares, if the underwriters exercise their overallotment option in full.
Common stock outstanding immediately after offering	54,557,500 shares.
Use of proceeds
We estimate that the net proceeds of this offering will be $198.2 million based on an assumed initial public offering price of $21.00 per share of common stock and after deducting the underwriting discount and the estimated expenses payable by us related to this offering. We intend to use the net proceeds of this offering to repay outstanding indebtedness under certain of our credit facilities. See "Use of Proceeds."
Dividends
We intend to pay quarterly dividends of $0.44 per share, or $1.76 per share per year, of common stock following the closing of this offering. We expect to pay the first dividend in February 2007. Declaration and payment of any dividend is subject to the discretion of our board of directors.
NYSE listing	Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DAC."
Risk factors
Investment in our common stock involves a high degree of risk. You should carefully read and consider the information set forth under the heading "Risk Factors" and all other information set forth in this prospectus before investing in our common stock.

              Each share of our common stock includes one right that, under certain circumstances, will entitle the holder to purchase from us a unit consisting of one-thousandth of a preferred share at a purchase price of $25.00 per unit, subject to specified adjustments.

              Unless we indicate otherwise or the context otherwise requires, all information in this prospectus assumes that the underwriters do not exercise their overallotment option.

Summary Consolidated Financial Data

              The summary consolidated financial data set forth below as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are included in this prospectus. The summary consolidated financial data set forth below as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been derived from our unaudited interim consolidated financial statements for such periods included in this prospectus. We believe the unaudited financial data reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for the interim periods presented. Share data give effect to a 88,615-for-1 stock split effected September 18, 2006.

              This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	In thousands, except per share data
STATEMENT OF INCOME
Operating revenues	$146,118	$208,268	$241,381	$124,398	$114,535
Voyage expenses	(5,031)	(6,314)	(7,525)	(3,456)	(3,364)
Vessel operating expenses	(41,860)	(46,247)	(53,883)	(24,423)	(29,406)
Depreciation	(29,201)	(31,694)	(27,114)	(13,532)	(14,214)
Amortization of deferred drydocking and special survey costs	(1,279)	(2,096)	(3,922)	(1,630)	(2,491)
Bad debt expense	(67)	(429)	(200)	(82)	(194)
General and administrative expenses	(4,132)	(4,050)	(5,058)	(2,082)	(3,502)
Gain/(loss) on sale of vessels	6,765	7,667	—	—	14,954

Income from operations	71,313	125,105	143,679	79,193	76,318

Interest income	1,207	2,638	6,345	3,319	2,087
Interest expense	(8,792)	(11,559)	(23,415)	(10,119)	(14,841)
Other finance costs, net	(406)	1,424	(7,081)	(4,357)	2,493
Other income/(expense), net	647	1,076	491	16	(15,346)
(Loss)/gain on fair value of derivatives	(4,115)	(2,225)	2,831	4,501	(6,331)

Total other income/(expenses), net	(11,459)	(8,646)	(20,829)	(6,640)	(31,938)

Net income	$59,854	$116,459	$122,850	$72,553	$44,380

Basic and diluted net income per share of common stock	$1.35	$2.63	$2.77	$1.64	$1.00
Basic and diluted weighted average number of shares	44,308	44,308	44,308	44,308	44,308
OTHER FINANCIAL DATA
Net cash provided by operating activities	85,218	129,056	162,235	84,103	72,932
Net cash used in investing activities	(226,435)	(154,747)	(40,538)	(12,371)	(52,669)
Net cash (used in)/provided by financing activities	187,332	45,133	(180,705)	3,296	(26,647)
Net increase/(decrease) in cash and cash equivalents	46,115	19,442	(59,008)	75,028	(6,384)
OTHER DATA
EBITDA (unaudited)(1)	$97,919	$159,170	$170,956	$94,515	$73,839

	As of December 31,
			As of June 30, 2006
	2004	2005
BALANCE SHEET DATA
Total current assets	$129,540	$64,012	$46,799
Total assets	1,005,981	945,758	1,016,245
Total current liabilities	77,602	70,484	76,706
Total long-term debt, including current portion	601,400	666,738	639,224
Total stockholders' equity	384,468	262,725	307,105

(1)
EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or "GAAP." We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

  The following table sets forth a reconciliation of net cash from operating activities and net income to EBITDA (unaudited) for the periods presented:

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
	Dollars in thousands
Reconciliation of Net Cash from Operating Activities to EBITDA (unaudited):
Net cash provided by operating activities	$85,218	$129,056	$162,235	$84,103	$72,932
Net increase/(decrease) in current assets	(3,487)	15,243	(21,719)	(18,375)	4,205
Net increase/(decrease) in current liabilities	1,938	(5,602)	7,027	15,120	(28,606)
Net interest cost add back	7,585	8,921	17,070	6,800	12,754
Amortization of finance costs	—	—	(101)	(33)	(87)
Written off amount of drydocking/special survey	—	—	—	—	(259)
Payments for drydocking/special survey	2,475	5,159	4,505	2,989	3,942
Gain on sale of vessels	6,765	7,667	—	—	14,954
Change in fair value of derivative instruments	(2,575)	(1,274)	1,939	3,911	(6,372)
Change in fair value of hedged debt	—	—	—	—	376

EBITDA (unaudited)	$97,919	$159,170	$170,956	$94,515	$73,839

Reconciliation of Net Income to EBITDA (unaudited):
Net income	$59,854	$116,459	$122,850	$72,553	$44,380
Depreciation	29,201	31,694	27,114	13,532	14,214
Amortization of deferred drydocking and special survey costs	1,279	2,096	3,922	1,630	2,491
Interest income	(1,207)	(2,638)	(6,345)	(3,319)	(2,087)
Interest expense	8,792	11,559	23,415	10,119	14,841

EBITDA (unaudited)	$97,919	$159,170	$170,956	$94,515	$73,839

RISK FACTORS

              Any investment in our common stock involves a high degree of risk. You should consider carefully the following risk factors, as well as the other information contained in this prospectus, before making an investment in our common stock. Any of the risk factors described below could significantly and negatively affect our business, financial condition or operating results, which may reduce our ability to pay dividends and lower the trading price of our common stock. You may lose all or part of your investment.

Risks Inherent in Our Business

Our growth depends upon continued growth in demand for containerships. The ocean-going container shipping industry may be at or near the peak of its upward trend and charter hire rates are at or near historical highs. These factors may lead to reductions and volatility in charter hire rates and profitability.

              The ocean-going container shipping industry is both cyclical and volatile in terms of charter hire rates and profitability. Over the past few months charter-hire rates have dropped significantly. The industry's upward trend may have passed its peak, as charter hire rates have been falling from recent historically high levels. In the future, rates may contract further. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. Although in the last few decades there has been a trend toward liner companies chartering-in containership capacity from charter owners, such as us, if this trend changes, demand for our containerships could be reduced. This and other factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

              The factors that influence demand for containership capacity include:

  •
  supply and demand for products suitable for shipping in containers;

  •
  changes in global production of products transported by containerships;

  •
  the distance container cargo products are to be moved by sea;

  •
  the globalization of manufacturing;

  •
  global and regional economic and political conditions;

  •
  developments in international trade;

  •
  changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

  •
  environmental and other regulatory developments;

  •
  currency exchange rates; and

  •
  weather.

              The factors that influence the supply of containership capacity include:

  •
  the number of newbuilding deliveries;

  •
  the scrapping rate of older containerships;

  •
  the price of steel and other raw materials;

  •
  changes in environmental and other regulations that may limit the useful life of containerships;

  •
  the number of containerships that are out of service; and

  •
  port congestion.

              Our ability to recharter our containerships upon the expiration or termination of their current charters and the charter rates payable under any renewal or replacement charters will depend upon, among other things, the prevailing state of the containership charter market. If the charter market is depressed when our vessels' charters expire, we may be forced to recharter our vessels at reduced rates or even possibly a rate whereby we incur a loss, which may reduce our earnings or make our earnings volatile. The same issues will exist if we acquire additional vessels and attempt to obtain multi-year time charter arrangements as part of our acquisition and financing plan.

Due to our lack of diversification following the sale of our drybulk carriers, adverse developments in our containership transportation business could reduce our ability to meet our payment obligations and our profitability.

              In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the purchaser, which is not affiliated with us, as each vessel's respective charter expires over the next six to eight months. During the time prior to delivery, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We intend to reinvest in the drybulk sector of the shipping industry within the next several months, subject to market conditions, including the availability of more recently built and suitably configured vessels. We have not yet, however, identified any specific drybulk carriers to purchase. During the period after the delivery to the purchaser of the six drybulk carriers and until we acquire replacement drybulk carriers, we will rely exclusively on the cash flow generated from our charters that operate in the containership sector of the shipping industry. Due to our lack of diversification, an adverse development in the container shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

An economic slowdown in the Asia Pacific region could have a material adverse effect on our business, financial position and results of operations.

              A number of the port calls made by our vessels are in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China or Japan, may have an adverse effect on our business and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. We cannot assure you that such growth will be sustained or that the Chinese economy will not experience negative growth in the future. Moreover, any slowdown in the economies of the United States, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, would likely be materially and adversely affected by an economic downturn in any of these countries.

Charter hire rates in the drybulk sector were recently near historically high levels and future growth will depend on continued economic growth in the world economy that exceeds the capacity of the growing world drybulk fleet's ability to match it.

              The drybulk shipping sector, which we anticipate reinvesting in within the next several months, is cyclical with attendant volatility in profitability, charter rates and vessel values. Charter hire rates for the drybulk sector reached near historically high levels in late 2004 and then declined significantly during 2005. We anticipate that future demand for any as yet unidentified drybulk carriers in which we invest, and in turn the future charter hire rates for any drybulk carriers we acquire, will be dependent upon continued economic growth in the world's economy, particularly in China and India, and will be influenced by seasonal and regional changes in demand and changes in the capacity of the world's drybulk fleet. We believe the capacity of the world's drybulk fleet will increase and there can be no assurance that economic growth will continue. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk carriers could cause a decline in charter hire rates which could have a material adverse effect on the return on any investment we make in the drybulk sector.

An over-supply of containership capacity may lead to reductions in charter hire rates and profitability.

              The market supply of containerships has been increasing, and the number of containerships on order have recently reached historic highs. These newbuildings are expected to begin being delivered in significant numbers at the beginning of 2007. An over-supply of containership capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our containerships' current charters, such as during 2007, when we expect to have to charter eight of the vessels in our fleet, we may only be able to recharter those containerships at reduced or unprofitable rates or we may not be able to charter our vessels at all.

We may have difficulty properly managing our growth through acquisitions of additional vessels.

              We intend to grow our business by ordering newbuildings and through selective acquisitions of additional vessels. Our future growth will primarily depend on:

  •
  locating and acquiring suitable vessels;

  •
  identifying and consummating vessel acquisitions or joint ventures relating to vessel acquisitions;

  •
  enlarging our customer base;

  •
  managing our expansion;

  •
  the operations of the shipyard building any newbuildings we may order; and

  •
  obtaining required financing on acceptable terms.

              During periods in which charter hire rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as managing relationships with customers and integrating newly acquired assets into existing infrastructure. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with our future growth efforts.

Delays in deliveries of our additional 14 newbuilding containerships or the two secondhand containerships we have agreed to acquire could harm our operating results.

              The additional 14 newbuilding and two secondhand containerships we have agreed to acquire are expected to be delivered to us at various times between November 2006 and December 2009. Delays in the delivery of these vessels, or any other newbuildings we may order or secondhand vessels we may agree to acquire, would delay our receipt of revenues under the arranged time charters and could possibly result in the cancellation of those time charters, and therefore adversely affect our anticipated results of operations.

              The delivery of the newbuildings could be delayed because of, among other things:

  •
  work stoppages or other labor disturbances or other events that disrupt the operations of the shipyard building the vessels;

  •
  quality or engineering problems;

  •
  changes in governmental regulations or maritime self-regulatory organization standards;

  •
  lack of raw materials;

  •
  bankruptcy or other financial crisis of the shipyard building the vessel;

  •
  our inability to obtain requisite financing or make timely payments;

  •
  a backlog of orders at the shipyard building the vessel;

  •
  hostilities, political or economic disturbances in the countries where the containerships are being built;

  •
  weather interference or catastrophic event, such as a major earthquake or fire;

  •
  our requests for changes to the original vessel specifications;

  •
  shortages of or delays in the receipt of necessary construction materials, such as steel;

  •
  our inability to obtain requisite permits or approvals; or

  •
  a dispute with the shipyard building the vessel.

              The delivery of the secondhand containerships we have agreed to acquire could be delayed because of, among other things, hostilities or political disturbances, non-performance of the purchase agreement with respect to the vessels by the seller, our inability to obtain requisite permits, approvals or financing or damage to or destruction of the vessels while being operated by the seller prior to the delivery date.

Certain of our containerships are subject to purchase options held by the current charterer of the vessels, which, if exercised, could reduce the size of our containership fleet and reduce our future revenues.

              The charters with respect to the APL England, the APL Scotland, the APL Holland and the APL Belgium include an option for the charterer, APL-NOL, to purchase each vessel in February 2007, May 2007, July 2007 and January 2008, respectively, each at a price of $44.0 million or in February 2009, May 2009, July 2009 and January 2010, respectively, each at a price of $39.0 million. APL-NOL has recently exercised its option to purchase the APL England and is expected to take delivery of the vessel in February 2007. Although when negotiated, the option exercise prices with respect to these vessels reflected expected market prices, which approximated the vessels' book values net of depreciation, at the time the options became exercisable, we currently believe that the $44.0 million and $39.0 million option exercise prices will be below the fair market value of the vessels at the time the options become exercisable. If APL-NOL were to exercise these options with respect to the three remaining vessels, the size of our fleet would be reduced and, we may be unable to replace these vessels at a cost equal to the option prices paid by APL-NOL. As a result, our revenues and results of operations would be adversely affected.

Operating older vessels may result in increased operating costs and reduced fleet utilization.

              In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel-efficient than more recently constructed vessels due to improvements in engine technology.

              Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels, and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their estimated useful lives.

Over time, containership values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

              Containership values can fluctuate substantially over time due to a number of different factors, including:

  •
  prevailing economic conditions in the markets in which containerships operate;

  •
  a substantial or extended decline in world trade;

  •
  increases in the supply of containership capacity;

  •
  prevailing charter rates; and

  •
  the cost of retrofitting or modifying existing ships, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

              In the future, if the market values of our vessels deteriorate significantly, we may be required to record an impairment charge in our financial statements, which could adversely affect our results of operations. If a charter terminates, we may be unable to re-charter the vessel at an acceptable rate and, rather than continue to incur costs to maintain and finance the vessel, may seek to dispose of it. Our inability to dispose of the containership at a reasonable price could result in a loss on its sale and adversely affect our results of operations and financial condition.

Our growth depends on our ability to expand relationships with existing charterers and to obtain new time charterers, for which we will face substantial competition.

              One of our principal objectives is to acquire additional containerships in conjunction with entering into additional multi-year, fixed-rate time charters for these ships. The process of obtaining new multi-year time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

  •
  shipping industry relationships and reputation for customer service and safety;

  •
  container shipping experience and quality of ship operations (including cost effectiveness);

  •
  quality and experience of seafaring crew;

  •
  the ability to finance containerships at competitive rates and financial stability in general;

  •
  relationships with shipyards and the ability to get suitable berths;

  •
  construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

  •
  willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

  •
  competitiveness of the bid in terms of overall price.

              We expect substantial competition from a number of experienced companies, including state-sponsored entities and major shipping companies. Some of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. We anticipate that an increasing number of marine transportation companies will enter the containership sector, including many with strong reputations and extensive resources and experience. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

We may have more difficulty entering into multi-year, fixed-rate time charters if a more active short-term or spot container shipping market develops.

              One of our principal strategies is to enter into multi-year, fixed-rate containership time charters in both strong and weak charter rate environments, although in weaker charter rate environments we would generally expect to target somewhat shorter charter terms of three to six years. As more vessels become available for the spot or short-term market, we may have difficulty entering into additional multi-year, fixed-rate time charters for our containerships due to the increased supply of containerships and the possibility of lower rates in the spot market and, as a result, our cash flows may be subject to instability in the long-term. A more active short-term or spot market may require us to enter into charters based on changing market rates, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flows and net income in periods when the market for container shipping is depressed or insufficient funds are available to cover our financing costs for related containerships.

In the highly competitive international container shipping industry and, following reinvestment by us in the drybulk sector, drybulk shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

              We employ our 27 containerships, and expect to employ any drybulk carriers we acquire in the future, in highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom, particularly in the drybulk sector, have substantially larger fleets than we do.

              Competition for the transportation of drybulk cargoes can be intense and depends upon price, location, size, age, condition and acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could enter the market and operate larger fleets through consolidations or acquisitions and may be able to offer more competitive prices and vessels.

              A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which provided tax benefits to private investors. Although the German tax law has been amended recently to significantly restrict the tax benefits to taxpayers who invest after November 5, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant, and such entities will continue to be attractive investments. These tax benefits allow the KG-financed entities more flexibility in offering lower charter rates to liner companies. As a result of the flexibility to offer lower charter rates, KG-financed containership owners comprise a substantial portion of the containership charter market. Further, since the charter rate is generally considered to be one of the principal factors in a charterer's decision to charter a vessel, the rates offered by these sizeable competitors can reduce the rates throughout the charter market.

We depend upon a limited number of customers for a large part of our revenues. The loss of these customers could adversely affect our financial performance.

              Our customers in the containership sector consist of a limited number of liner operators. The percentage of our revenues derived from these customers has varied in past years. In the past several years APL-NOL, Hanjin Shipping and HMM Korea have represented substantial amounts of our revenue. In 2004, 30% of our revenues were generated by two customers, APL-NOL and HMM Korea and during 2005, two customers, APL-NOL and Korea Lines Corp., generated 28% of our revenues. We expect that a limited number of liner companies may continue to generate a substantial portion of our revenues. If these liner operators cease doing business or do not fulfill their obligations under the charters for our vessels, our results of operations and cash flows could be adversely affected. Further, if we encounter any difficulties in our relationships with these charterers, our results of operations, cash flows and financial condition could be adversely affected.

We will derive substantially all of our revenues from time charters and the loss of any time charter could result in a significant loss of revenue and cash flows.

              Most of our vessels are chartered to charterers under long-term time charters, and these charterers' payments will be our primary source of operating cash flow.

              We could lose a charterer or the benefits of a time charter if:

  •
  the charterer fails to make charter payments to us because of its financial inability, disagreements with us, defaults on a payment or otherwise;

  •
  the charterer exercises certain specific limited rights to terminate the charter; or

  •
  the charterer terminates the charter because the ship fails to meet certain guaranteed speed and fuel consumption requirements and we are unable to rectify the situation or otherwise reach a mutually acceptable settlement.

              If we lose a time charter, we may be unable to re-deploy the related vessel on terms as favorable to us. In the worst case, we may not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition.

              The loss of any of our charterers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Our ability to pay dividends may be limited by the amount of cash we generate from operations following the payment of fees and expenses, by the establishment of any reserves and by additional factors unrelated to our profitability.

              We intend to pay regular quarterly dividends. The amount of dividends we will be able to pay will depend upon the amount of cash we generate from our operations. We may not, however, have sufficient cash available each quarter to pay dividends, as a result of insufficient levels of profit, restrictions on the payment of dividends and the decisions of our management and directors. The amount of cash we will have available for dividends may fluctuate based upon, among other things:

  •
  the rates we obtain from our charters as well as the rates obtained upon the expiration of our existing charters;

  •
  the level of our operating costs;

  •
  the number of unscheduled off-hire days and the timing of, and number of days required for, scheduled drydocking of our containerships;

  •
  vessel acquisitions and related financings, such as restrictions in our credit facilities and in any future debt programs;

  •
  prevailing global and regional economic and political conditions;

  •
  the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business; and

  •
  changes in the basis of taxation of our activities in various jurisdictions.

              The actual amount of cash we will have available for dividends will also depend on many factors, including:

  •
  changes in our operating cash flows, capital expenditure requirements, working capital requirements and other cash needs;

  •
  our fleet expansion strategy and associated uses of our cash and our financing requirements;

  •
  modification or revocation of our dividend policy by our board of directors;

  •
  the amount of any cash reserves established by our board of directors; and

  •
  restrictions under Marshall Islands law.

              The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by non-cash items. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. Our credit facilities also restrict our ability to declare and pay dividends if an event of default has occurred and is continuing or if the payment of the dividend would result in an event of default. In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of stock above the par value of the stock), or while a company is insolvent or if it would be rendered insolvent by the payment of such a dividend, and any such dividend may be discontinued at the discretion of our board of directors. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments.

              We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to make dividend payments depends on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdictions of incorporation which regulates the payment of dividends by companies. If we are unable to obtain funds from our subsidiaries, our board of directors may exercise its discretion not to declare or pay dividends. We do not intend to seek to obtain funds from other sources to pay dividends.

Our credit facilities or other financing arrangements contain restrictive covenants that may limit our liquidity and our ability to expand our fleet.

              Our credit facilities impose, and our future financing arrangements may impose, operating and financial restrictions on us. These restrictions may limit our ability to:

  •
  incur additional indebtedness;

  •
  create liens on our assets;

  •
  sell capital stock of our subsidiaries;

  •
  make investments;

  •
  engage in mergers or acquisitions;

  •
  pay dividends; or

  •
  make capital expenditures.

              Certain of our credit facilities require us to maintain specified financial ratios and satisfy financial covenants. These financial ratios and covenants include requirements that we:

  •
  maintain stockholders' equity of at least $250.0 million;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times;

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total assets;

  •
  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged under the relevant credit facility;

  •
  maintain at least $30.0 million in cash or cash equivalents; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

              The covenants described above are those contained in our existing credit facilities. The covenants that will be contained in our new senior credit facilities differ slightly. See "Description of Indebtedness" for more information about our existing credit facilities and our new senior credit facilities.

              A failure to meet our payment and other obligations could lead to defaults under our secured credit facilities. Our lenders could then accelerate our indebtedness and foreclose on the vessels in our fleet securing those credit facilities. The loss of these vessels would have a material adverse effect on our operating results and financial condition.

In 2005, we declared and paid dividends comprising a substantial portion of our cash on hand as of December 31, 2005. As a result, we have limited cash reserves and would need to seek financing should any circumstance arise that required significant liquid resources prior to completion of this offering or our obtaining the new senior revolving credit facilities we intend to obtain.

              In 2005, we paid dividends of $244.6 million to our existing stockholders from our retained earnings which comprised a substantial portion of our cash on hand as of December 31, 2005. As a result, our principal source of cash reserves is our earnings since that time. We do not currently have a revolving credit facility. Accordingly, should circumstances arise that require significant liquid resources prior to the completion of this offering or prior to our obtaining the new senior revolving credit facilities, we would have to obtain a loan providing these funds from other lenders, from our existing credit facilities, from our existing stockholders or other sources. There can be no assurance that we would be able to obtain such financing on favorable terms or at all, and our business and results of operations could be adversely affected by this lack of liquidity.

We will be exposed to fluctuations in the value of the British pound if the put options with respect to certain vessels in our containership fleet are not exercised and if recent changes in U.K. law have the expected adverse affect on our counterparties to the transaction if the put option is exercised.

              We have entered into leasing arrangements with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559) and one of the containerships under construction, the HN 1561. Pursuant to these arrangements, a partnership, formed by a Lloyds Bank subsidiary, its major stockholder, and subsidiaries of Allocean Maritime Limited, holds legal title to the vessels and has a put option upon an event of default, the total loss of the vessel or 6 1/2 years into the term of the lease to sell its 99.996% interest in the partnership owning the vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited then has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest, each of which options are exercisable only after the Lloyds Bank subsidiary has exercised its put option.

              As part of these leasing arrangements, we made a deposit with The Royal Bank of Scotland as issuer of a letter of credit that supports our purchase obligations with respect to each of these vessels. In relation to this deposit we will receive a pre-set amount, denominated in British pounds, which is expected to represent, after 6 1/2 years, approximately 75% of the original purchase price of each vessel should the put option to sell these vessels not be exercised. If the value of the British pound declines against the dollar we may receive less compensation for these vessels than anticipated. Although we have entered into forward contracts to economically hedge our exposure to currency fluctuations in connection with certain aspects of the leasing transactions, we have not hedged against fluctuations in the value of the British pound against the dollar with respect the value of the deposit to which we would be entitled if the put option is not exercised. As a result, our operating results could be affected if the value of the British pound against the dollar were to deteriorate at the time these amounts were available to us.

              If the put options are not exercised we would also be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In this case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess fees over the pre-set level of the charter-in rate. However, under these arrangements and depending on market conditions, we may, for certain periods, be forced to pay higher rates to charter-in these vessels than those at which we charter these vessels to our customers. As a result, we could operate these vessels at a loss and our net income could be adversely affected.

              On April 7, 2006, new legislation was proposed in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. This legislation was enacted on July 19, 2006. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million pounds ($80 million), although the increase in this put price could vary. In the three months ended June 30, 2006, we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

Because we generate all of our revenues in United States dollars but incur a significant portion of our expenses in other currencies, exchange rate fluctuations could hurt our results of operations.

              We generate all of our revenues in United States dollars and for the year ended December 31, 2005 and the six months ended June 30, 2006, we incurred approximately 42% and 40%, respectively, of our vessels' expenses in currencies other than United States dollars. This difference could lead to fluctuations in net income due to changes in the value of the United States dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the United States dollar falls in value could increase, thereby decreasing our net income. We have not hedged these risks. Our operating results could suffer as a result.

Our manager has pled guilty to one count of negligent discharge of oil from the Henry (ex APL Guatemala) and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Any violation of the terms under our plea agreement, or any penalties or heightened environmental compliance plan requirements imposed as a result of any alleged discharge from any other vessel in our fleet calling at U.S. ports could negatively affect our operations and business.

              In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea, which resulted in an accumulation of oil and oily water in the vessel's engine room. The

U.S. Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Subsequently, on July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, oil was found in an opening through which seawater is taken in to cool the vessel's engines. The U.S. Attorney's Office for the Central District of California conducted a criminal investigation into both of these matters that shifted from the conditions observed in June 2001 to the July 2 release and the events that followed it. Our manager has entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager has agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager has agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts, subject to a formal sentencing hearing scheduled for October 23, 2006 as of the date of this prospectus. Any violation of this environmental compliance plan or of the terms of our manager's probation or any penalties, restitution or heightened environmental compliance plan requirements that are imposed relating to alleged discharges in any other action involving our fleet or our manager could negatively affect our operations and business.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

              Our business and the operation of our vessels are materially affected by environmental regulation in the form of international, national, state and local laws, regulations, conventions and standards in force in international waters and the jurisdictions in which our vessels operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of doing business and which may materially and adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

              Environmental requirements can also affect the resale value or useful lives of our vessels, could require a reduction in cargo capacity, ship modifications or operational changes or restrictions, could lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages liability, in the event that there is a release of petroleum or other hazardous material from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

              The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships, and may result in denial of access to, or detention in, certain ports.

              In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and could require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. As a result of accidents such as the November 2002 oil spill relating to the loss of the m.t. Prestige, a 26-year old single-hull product tanker unrelated to us, we believe that regulation of the shipping industry will continue to become more stringent and more expensive for us and our competitors. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our vessels could have a material adverse impact on our financial condition, results of operations and our ability to pay dividends to our stockholders. For additional information on these and other environmental requirements, you should carefully review the information contained in "Environmental and Other Regulations."

Increased inspection procedures, tighter import and export controls and new security regulations could cause disruption of our containership business and of the business of any drybulk carriers we acquire in the future.

              International container and drybulk shipping are subject to security and customs inspection and related procedures in countries of origin, destination, and certain trans-shipment points. These inspection procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers, and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, charterers and charter owners.

              Since the events of September 11, 2001, United States authorities have more than doubled container inspection rates to over 5% of all imported containers. Government investment in non-intrusive container scanning technology has grown and there is interest in electronic monitoring technology, including so-called "e-seals" and "smart" containers, that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

              It is unclear what changes, if any, to the existing inspection procedures will ultimately be proposed or implemented, or how any such changes will affect the industry. It is possible that such changes could impose additional financial and legal obligations, including additional responsibility for inspecting and recording the contents of containers. Changes to the inspection procedures and container and drybulk security could result in additional costs and obligations on carriers and may, in certain cases, render the shipment of certain types of goods by container uneconomical or impractical. Additional costs may arise from current inspection procedures or future proposals may not be fully recoverable from customers through higher rates or security surcharges.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

              A government of a ship's registry could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a ship and becomes the owner. Also, a government could requisition our containerships for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels may negatively impact our revenues and results of operations.

Terrorist attacks and international hostilities could affect our results of operations and financial condition.

              Terrorist attacks such as the attacks on the United States on September 11, 2001, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The recent conflict in Iraq may lead to additional acts of terrorism, regional conflict and other armed conflicts around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also adversely affect our ability to obtain additional financing on terms acceptable to us, or at all.

              Terrorist attacks targeted at sea vessels, such as the October 2002 attack in Yemen on the VLCC Limburg, a ship not related to us, may in the future also negatively affect our operations and financial condition and directly impact our containerships or our customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States and globally and could result in an economic recession affecting the United States or the entire world. Any of these occurrences could have a material adverse impact on our operating results, revenue and costs.

              Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered could affect us. In addition, future hostilities or other political instability in regions where our vessels trade could also affect our trade patterns and adversely affect our operations and performance.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income and stock price.

              The operation of ocean-going vessels carries inherent risks. These risks include the possibility of:

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  marine disaster;

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  environmental accidents;

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  grounding, fire, explosions and collisions;

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  cargo and property losses or damage;

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  business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, or adverse weather conditions;

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  work stoppages or other labor problems with crew members serving on our vessels, substantially all of whom are unionized and covered by collective bargaining agreements; and

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  piracy.

              Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations due to the inherent operational risks of the shipping industry.

              The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet against risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery insurance covering damage to our vessels' hull and machinery from, among other things, contact with free and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage and pollution insurance) covering third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs and loss of hire insurance for the CSCL Europe, the CSCL America, the CSCL Pusan (ex HN 1559) and the HN 1561.

              We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss. Under the terms of our credit facilities, we will be subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage for tort liability. Our insurance policies also contain deductibles, limitations and exclusions which, although we believe are standard in the shipping industry, may nevertheless increase our costs.

              In addition, we do not carry loss of hire insurance (other than for the CSCL Europe, the CSCL America, the CSCL Pusan (ex HN 1559) and the HN 1561 to satisfy our loan agreement requirements). Loss of hire insurance covers the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any loss of a vessel or any extended period of vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to our stockholders.

Maritime claimants could arrest our vessels, which could interrupt our cash flows.

              Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flows and require us to pay large sums of money to have the arrest lifted.

              In addition, in some jurisdictions, such as South Africa, under the "sister ship" theory of liability, a claimant may arrest both the vessel that is subject to the claimant's maritime lien and any "associated" vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert "sister ship" liability against one vessel in our fleet for claims relating to another of our ships.

The aging of our fleet may result in increased operating costs in the future, which could adversely affect our earnings.

              In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels due to improvements in engine technology. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage. Although our current fleet of 27 containerships will have an average age (weighted by TEU capacity) of approximately 11.4 years as of October 1, 2006, we cannot assure you that, as our vessels age, market conditions will justify such expenditures or will enable us to profitably operate our vessels during the remainder of their expected useful lives.

Compliance with safety and other requirements imposed by classification societies may be very costly and may adversely affect our business.

              The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention, and all vessels must be awarded ISM certification.

              A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a special survey cycle for hull inspection and a continuous survey cycle for machinery inspection.

              If any vessel does not maintain its class or fails any annual, intermediate or special survey, and/or loses its certification, the vessel will be unable to trade between ports and will be unemployable, and we could be in violation of certain covenants in our existing loan agreements. This would negatively impact our operating results and financial condition.

Our business depends upon certain employees who may not necessarily continue to work for us.

              Our future success depends to a significant extent upon our chief executive officer, Dr. John Coustas, and certain members of our senior management and that of our manager. Dr. Coustas has substantial experience in the container and drybulk shipping industries and has worked with us and our manager for many years. He and others employed by us and our manager are crucial to the execution of our business strategies and to the growth and development of our business. If the individuals were no longer to be affiliated with us or our manager, or if we were to otherwise cease to receive advisory services from them, we may be unable to recruit other employees with equivalent talent and experience, and our business and financial condition may suffer as a result.

The provisions in our employment arrangements with our chief executive officer restricting his ability to compete with us, like restrictive covenants generally, may not be enforceable.

              In connection with his employment agreement with us, Dr. Coustas, our chief executive officer, has entered into a restrictive covenant agreement with us under which he is precluded during the term of his employment and for one year thereafter from owning and operating drybulk ships or containerships larger than 2,500 TEUs and from acquiring or investing in a business that owns or operates such vessels. Courts generally do not favor the enforcement of such restrictions, particularly when they involve individuals and could be construed as infringing on their ability to be employed or to earn a livelihood. Our ability to enforce these restrictions, should it ever become necessary, will depend upon the circumstances that exist at the time enforcement is sought. We cannot be assured that a court would enforce the restrictions as written by way of an injunction or that we could necessarily establish a case for damages as a result of a violation of the restrictive covenants.

We depend on our manager to operate our business.

              Pursuant to the management agreement and the individual ship management agreements, our manager and its affiliates may provide us with certain of our officers and will provide us with technical, administrative and certain commercial services (including vessel maintenance, crewing, purchasing, shipyard supervision, insurance, assistance with regulatory compliance and financial services). Our operational success will depend significantly upon our manager's satisfactory performance of these services. Our business would be harmed if our manager failed to perform these services satisfactorily. In addition, if the management agreement were to be terminated or if its terms were to be altered, our business could be adversely affected, as we may not be able to immediately replace such services, and even if replacement services were immediately available, the terms offered could be less favorable than the ones currently offered by our manager.

              Our ability to compete for and enter into new time charters and to expand our relationships with our existing charterers will depend largely on our relationship with our manager and its reputation and relationships in the shipping industry. If our manager suffers material damage to its reputation or relationships, it may harm our ability to:

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  renew existing charters upon their expiration;

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  obtain new charters;

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  successfully interact with shipyards during periods of shipyard construction constraints;

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  obtain financing on commercially acceptable terms;

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  maintain satisfactory relationships with our charterers and suppliers; or

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  successfully execute our business strategies.

              If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business and affect our profitability.

Our manager is a privately held company and there is little or no publicly available information about it.

              The ability of our manager to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair our manager's financial strength, and because it is a privately held company, information about its financial strength is not available. As a result, an investor in our stock might have little advance warning of problems affecting our manager, even though these problems could have a material adverse effect on us. As part of our reporting obligations as a public company, we will disclose information regarding our manager that has a material impact on us to the extent that we become aware of such information.

We are a Marshall Islands corporation, and the Marshall Islands does not have a well developed body of corporate law.

              Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are similar to provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of The Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of The Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a U.S. jurisdiction. For more information with respect to how stockholder rights under Marshall Islands law compare with stockholder rights under Delaware law, please read "Marshall Islands Company Considerations."

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

              We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Piraeus, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

              There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risks Relating to the Offering

There is no guarantee that an active and liquid public market will develop for you to resell our common stock.

              Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. If an active, liquid trading market does not develop, you may have difficulty selling any of our common stock you buy. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the trading market.

              The price of our common stock after this offering may be volatile, and may fluctuate due to factors including:

  •
  actual or anticipated fluctuations in quarterly and annual results;

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  fluctuations in the containership market or, for periods following our reinvestment in the drybulk sector, the drybulk market;

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  mergers and strategic alliances in the shipping industry;

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  market conditions in the shipping industry;

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  changes in government regulations;

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  shortfalls in our operating results from levels forecasted by securities analysts;

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  payment of dividends;

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  announcements concerning us or our competitors;

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  the general state of the securities market; and

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  other developments affecting us, our industry or our competitors.

              The containership and drybulk sectors of the shipping industry have been highly unpredictable and volatile. The market price for our common stock may also be volatile. Consequently, you may not be able to sell our common stock at prices equal to or greater than those that you pay in this offering.

We will be a "controlled company" under the New York Stock Exchange rules, and as such we are entitled to exemption from certain New York Stock Exchange corporate governance standards, and you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

              After the consummation of this offering, our current stockholders will continue to control a majority of our outstanding common stock. As a result, we will be a "controlled company" within the meaning of the New York Stock Exchange corporate governance standards. Under the New York Stock Exchange rules, a company of which more than 50% of the voting power is held by another company or group is a "controlled company" and may elect not to comply with certain New York Stock

Exchange corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors, (2) the requirement that the nominating committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities, (3) the requirement that the compensation committee be composed entirely of independent directors and have a written charter addressing the committee's purpose and responsibilities and (4) the requirement of an annual performance evaluation of the nominating and corporate governance and compensation committees. Following this offering, we may utilize these exemptions. As a result, non-independent directors, including members of our management who also serve on our board of directors, may serve on the compensation or the nominating and corporate governance committees of our board of directors which, among other things, fix the compensation of our management, make stock and option awards and resolve governance issues regarding our company. Accordingly, in the future you may not have the same protections afforded to stockholders of companies that are subject to all of the New York Stock Exchange corporate governance requirements.

If we do not implement all required accounting practices and policies, we may be unable to provide the required financial information in a timely and reliable manner.

              Prior to this offering, as a privately held company, we did not adopt the financial reporting practices and policies required of a publicly traded company. Implementation of these practices and policies could disrupt our business, distract our management and employees and increase our costs. If we fail to develop and maintain effective controls and procedures, we may be unable to provide the financial information that a publicly traded company is required to provide in a timely and reliable fashion. Any such delays or deficiencies could limit our ability to obtain financing, either in the public capital markets or from private sources, and could thereby impede our ability to implement our growth strategies. In addition, any such delays or deficiencies could result in failure to meet the requirements for continued listing of our common stock on the New York Stock Exchange, which would adversely affect the liquidity of our common stock.

You will incur immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

              We expect the initial public offering price per share of our common stock to be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. As a result, you would incur immediate and substantial dilution of $11.91 per share, representing the difference between the assumed initial public offering price of $21.00 per share and our pro forma as adjusted net tangible book value per share on June 30, 2006. In addition, purchasers of our common stock in this offering will have contributed approximately 70.3% of the aggregate price paid by all purchasers of our common stock, but will own only approximately 18.8% of the shares outstanding after this offering. Please read "Dilution" for a more detailed description of how dilution may affect you.

Future sales of our common stock could cause the market price of our common stock to decline.

              Sales of a substantial number of shares of our common stock in the public market following this offering, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

              Although we do not currently have any plans to sell additional shares of our common stock, we may issue additional shares of our common stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. The number of shares of common stock available for sale in the public market will be limited by restrictions applicable under securities laws and agreements that we and our executive officers, directors and existing stockholders have entered into with the underwriters of this offering. Subject to certain exceptions, these agreements generally restrict us and our executive officers, directors and existing stockholders from directly or indirectly offering, selling, pledging, hedging or otherwise disposing of our equity securities or any security that is convertible into or exercisable or exchangeable for our equity securities and from engaging in certain other transactions relating to such securities for a period of 180 days (730 days in the case of our chief executive officer, John Coustas, and the Coustas Family Trust) after the date of this prospectus without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc.

The Coustas Family Trust, our principal existing stockholder, will control the outcome of matters on which our stockholders are entitled to vote following this offering and its interests may be different from yours.

              The Coustas Family Trust, under which our chief executive officer is both a beneficiary, together with other members of the Coustas Family, and the protector (which is analogous to a trustee), through Danaos Investments Limited, a corporation wholly-owned by Dr. Coustas, will own, directly or indirectly, approximately 80.0% of our outstanding common stock after this offering, assuming the underwriters do not exercise their overallotment option. This stockholder will be able to control the outcome of matters on which our stockholders are entitled to vote, including the election of our entire board of directors and other significant corporate actions. The interests of this stockholder may be different from yours.

Anti-takeover provisions in our organizational documents could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of the shares of our common stock.

              Several provisions of our articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable.

              These provisions:

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  authorize our board of directors to issue "blank check" preferred stock without stockholder approval;

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  provide for a classified board of directors with staggered, three-year terms;

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  prohibit cumulative voting in the election of directors;

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  authorize the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding stock entitled to vote for those directors;

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  prohibit stockholder action by written consent unless the written consent is signed by all stockholders entitled to vote on the action;

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  establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings; and

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  restrict business combinations with interested stockholders.

              We have adopted a stockholder rights plan pursuant to which our board of directors may cause the substantial dilution of the holdings of any person that attempts to acquire us without the approval of our board of directors.

              These anti-takeover provisions, including the provisions of our prospective stockholder rights plan, could substantially impede the ability of public stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

Tax Risks

              In addition to the following risk factors, you should read "Tax Considerations—Marshall Islands Tax Considerations," "Tax Considerations—Liberian Tax Considerations," and "Tax Considerations—United States Federal Income Tax Considerations" for a more complete discussion of expected material Marshall Islands, Liberian and U.S. federal income tax consequences of owning and disposing of our common stock.

We may have to pay tax on U.S.-source income, which would reduce our earnings.

              Under the United States Internal Revenue Code of 1986, as amended, 50% of the gross shipping income of a ship owning or chartering corporation, such as ourselves, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income and as such is subject to a 4% U.S. federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under Section 883 of the Code and the Treasury Regulations promulgated thereunder.

              We expect that we will qualify for this statutory tax exemption and we currently intend to take this position for U.S. federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption for 2006 or subsequent years and thereby become subject to U.S. federal income tax on our U.S.-source income. For example, following this offering, 5% stockholders are expected to own the majority of our outstanding stock. This would preclude us from being eligible for the Section 883 exemption based on the trading of our stock unless we can establish that 5% stockholders that are qualified stockholders for purposes of Section 883 (and who comply with specified certification requirements) own, directly or under applicable attribution rules, a sufficient portion of the shares held by our 5% stockholders so as to preclude the shares held by the 5% stockholders that are not so owned from representing 50% or more of our stock for more than half of the number of days during the taxable year. There can be no assurance that a sufficient number of our stockholders will be qualified stockholders for purposes of Section 883 to enable us to continue to be eligible for the Section 883 exemption.

              If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to a 4% U.S. federal income tax on our gross U.S. source shipping income. The imposition of this taxation could have a negative effect on our business and would result in decreased earnings available for distribution to our stockholders. Many of our charters contain provisions that obligate the charterers to reimburse us for the 4% gross basis tax on our U.S. source shipping income.

If we were treated as a "passive foreign investment company," certain adverse U.S. federal income tax consequences could result to U.S. stockholders.

              A foreign corporation will be treated as a "passive foreign investment company," or PFIC, for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of "passive income," or at least 50% of the average value of the corporation's assets produce or are held for the production of those types of "passive income." For purposes of these tests, "passive income" includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute "passive income." U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC. If we are treated as a PFIC for any taxable year, we will provide information to U.S. stockholders to enable them to make certain elections to alleviate certain of the adverse U.S. federal income tax consequences that would arise as a result of holding an interest in a PFIC.

              While there are legal uncertainties involved in this determination, our special U.S. tax counsel, White & Case LLP, is of the opinion that we should not be treated as a PFIC based on our representations to them regarding, among other things, the terms of certain of our leasing arrangements and our projected income and assets for the taxable year ending 2006. There is no assurance that the nature of our assets, income and operations will not change in the future or that we can avoid being treated as a PFIC in the future.

The enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

              Legislation has been introduced in the United States Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax discussed at "United States Federal Income Tax Considerations—United States Federal Income Taxation of United States Holders—Distributions" may no longer be applicable to dividends received from us. As of the date of this prospectus, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

If the regulations regarding the exemption from Liberian taxation for non-resident corporations issued by the Liberian Ministry of Finance were found to be invalid, the net income and cash flows of our Liberian subsidiaries and therefore our net income and cash flows, would be materially reduced.

              A number of our subsidiaries are incorporated under the laws of the Republic of Liberia. The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act") which does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the income tax law previously in effect since 1977, and "resident" Liberian corporations which conduct business in Liberia and are, and were under the prior law, subject to taxation.

              In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the express terms of the New Act adopted by the Liberian legislature, are valid. However, the Liberian Ministry of Justice issued an opinion that the new regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

              If our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flows would be materially reduced. In addition, as the ultimate stockholder of the Liberian subsidiaries, we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%, which would limit our access to funds generated by the operations of our subsidiaries and further reduce our income and cash flows.

FORWARD-LOOKING STATEMENTS

              Our disclosure and analysis in this prospectus concerning our operations, cash flows, and financial position include forward-looking statements. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including projections of revenues, operating margins, earnings, cash flows, working capital and capital expenditures, they are subject to risks and uncertainties that are described more fully in this prospectus in the section titled "Risk Factors." These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this prospectus. These risks and uncertainties include, but are not limited to:

  •
  future operating or financial results;

  •
  pending acquisitions, business strategies and expected capital spending;

  •
  operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

  •
  general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

  •
  our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

  •
  our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships;

  •
  our continued ability to enter into multi-year, fixed-rate time charters with our customers;

  •
  our expectations relating to dividend payments and our ability to make such payments;

  •
  our ability to leverage to our advantage our manager's relationships and reputation in the containership and drybulk shipping sectors of the international shipping industry;

  •
  changes in governmental rules and regulations or actions taken by regulatory authorities;

  •
  potential liability from future litigation; and

  •
  other factors discussed in the section titled "Risk Factors."

              We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common stock.

DIVIDEND POLICY

              We intend to pay quarterly dividends of $0.44 per share, or $1.76 per share per year, following the closing of this offering. We expect to pay the first dividend in February 2007. There can be no assurance, however, that we will pay regular quarterly dividends in the future.

              We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors. Declaration and payment of any dividend is subject to the discretion of our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to our ability to pay dividends.

              We paid dividends of $244.6 million to our existing stockholders from our retained earnings in 2005. Investors in this offering are not entitled to receive any portion of these dividends.

USE OF PROCEEDS

              We estimate that the net proceeds of this offering will be $198.2 million based on an assumed initial public offering price of $21.00 per share, which is the mid-point of the expected offering price range set forth on the cover page of this prospectus, and after deducting the underwriting discount and the estimated expenses payable by us related to this offering. The net proceeds from this offering are expected to be used to repay outstanding indebtedness of $99.1 million under our credit facility with The Royal Bank of Scotland and to repay outstanding indebtedness of $99.1 million under our credit facility with Aegean Baltic Bank. Our current Royal Bank of Scotland and Aegean Baltic Bank credit facilities have maturity dates of October 15, 2013 and June 30, 2013, respectively, and bear interest at rates of LIBOR plus 0.8% and LIBOR plus 0.825%, respectively. These borrowings were used to repay $311.0 million of existing indebtedness in 2005 incurred under prior credit facilities with various lenders in order to finance the acquisition of vessels in our current fleet, and to provide working capital.

              Assuming, however, that prior to the closing of this offering we enter into new credit facilities, one with The Royal Bank of Scotland and one with Aegean Baltic Bank S.A. and HSH Nordbank AG, as we anticipate, we will refinance the outstanding indebtedness under our existing credit facilities with The Royal Bank of Scotland and Aegean Baltic Bank S.A. with borrowings under these new credit facilities. In that case, we would apply the net proceeds of this offering to repay $99.1 million of indebtedness incurred under the new Royal Bank of Scotland credit facility and $99.1 million of indebtedness under the new Aegean Baltic-Nordbank credit facility. The new Royal Bank of Scotland and the new Aegean Baltic-Nordbank credit facilities will each have an interest rate of LIBOR plus 0.75%.

CAPITALIZATION

              The following table sets forth our consolidated capitalization at June 30, 2006, on:

  •
  an actual basis, giving effect to the 88,615-for-1 stock split effected September 18, 2006; and

  •
  on an adjusted basis, giving effect to the issuance and sale of the shares of common stock offered hereby at an assumed initial public offering price of $21.00 per share and the repayment of a portion of our outstanding indebtedness with the net proceeds of the offering as described in "Use of Proceeds."

              There has been no material change in our capitalization between June 30, 2006 and the date of this prospectus as adjusted as described above.

              This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the related notes thereto included elsewhere in this prospectus.

	At June 30, 2006
	Actual	As Adjusted
	Dollars in thousands
Debt:
Current portion of secured long-term debt	$54,302	$54,302
Total long-term secured debt, net of current portion	584,922	386,722

Total debt	$639,224	$441,024

Stockholders' equity:
Common stock, par value $.01 per share; 200,000,000 shares authorized on an actual basis and on an as adjusted basis; 44,307,500 shares issued and outstanding on an actual basis and 54,557,500 shares issued and outstanding on an as adjusted basis(1)	443	546
Additional paid-in capital	90,529	288,626
Retained earnings	216,133	216,133

Total stockholders' equity	307,105	505,305

Total capitalization	$946,329	$946,329

(1)
Immediately prior to effecting the 88,615-for-1 stock split on September 18, 2006, we increased the number of authorized shares of our common stock from 100,000 to 200,000,000.

DILUTION

              As of June 30, 2006, we had net adjusted tangible book value of $297.0 million, or $6.70 per share, after giving effect to the 88,615-for-1 stock split effected on September 18, 2006. After giving effect to the sale of 10,250,000 shares of common stock at a price of $21.00 per share, which is the mid-point of the expected range of $20.00 to $22.00 per share in this offering, deducting the estimated underwriting discounts and commissions and estimated offering expenses, and assuming that the underwriters' overallotment option is not exercised, the pro forma net tangible book value as of June 30, 2006, would have been $495.7 million or $9.09 per share. This represents an immediate appreciation in net tangible book value of $2.39 per share to existing stockholders and an immediate dilution of net tangible book value of $11.91 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation as of June 30, 2006:

Assumed initial public offering price per share	$21.00
Adjusted net tangible book value per share as of June 30, 2006	6.70
Increase in net tangible book value attributable to new investors in this offering	2.39

Pro forma adjusted net tangible book value per share after giving effect to this offering	9.09

Dilution per share to new investors	$11.91

              Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share. Dilution per share to new investors would be $11.62 if the underwriters exercised in full their overallotment option.

              The following table summarizes, on a pro forma basis as of June 30, 2006, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by you in this offering, based upon an assumed initial public offering price of $21.00 per share (the mid-point of the initial public offering price range of $20.00 to $22.00 per share).

	Pro Forma Shares Outstanding
			Total Consideration
					Average Price Per Share
	Number	Percentage	Amount	Percentage
	(in thousands except percentages and per share data)
Existing stockholders	44,308	81.2%	$90,972	29.7%	$2.05

New investors	10,250	18.8%	$215,250	70.3%	$21.00

Total	54,558	100%	$306,222	100%	$5.61

SELECTED CONSOLIDATED FINANCIAL DATA

              The selected consolidated financial data set forth below as of December 31, 2004 and 2005 and for the years ended December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are included in this prospectus. The selected consolidated financial data set forth below as of December 31, 2003 and for the year ended December 31, 2002 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data set forth below as of June 30, 2006 and for the six months ended June 30, 2005 and 2006 have been derived from our unaudited interim consolidated financial statements for such periods included in this prospectus. We believe the unaudited financial data reflects all adjustments, consisting solely of normal recurring adjustments, necessary for the fair presentation of our financial position and results of operations for the interim periods presented. We have not included our financial data for the year ended December 31, 2001 because we believe converting our financial statements for that year from International Financial Reporting Standards to U.S. generally accepted accounting principles would involve unreasonable effort and expense due to the complexity of such conversion. In addition, since our containership fleet at that time, measured by TEU capacity, was approximately half of its current size, financial information for that year would be of only limited relevance. Share data give effect to a 88,615-for-1 stock split effected September 18, 2006.

              This information should be read together with, and is qualified in its entirety by, our consolidated financial statements and the notes thereto included elsewhere in this prospectus. You should also read "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2005	2006
	In thousands, except per share data
STATEMENT OF INCOME
Operating revenues	$103,939	$146,118	$208,268	$241,381	$124,398	$114,535
Voyage expenses	(3,400)	(5,031)	(6,314)	(7,525)	(3,456)	(3,364)
Vessel operating expenses	(31,692)	(41,860)	(46,247)	(53,883)	(24,423)	(29,406)
Depreciation	(24,567)	(29,201)	(31,694)	(27,114)	(13,532)	(14,214)
Amortization of deferred drydocking and special survey costs	(857)	(1,279)	(2,096)	(3,922)	(1,630)	(2,491)
Bad debt expense	(893)	(67)	(429)	(200)	(82)	(194)
General and administrative expenses	(3,281)	(4,132)	(4,050)	(5,058)	(2,082)	(3,502)
Gain/(loss) on sale of vessels	(2,198)	6,765	7,667	—	—	14,954

Income from operations	37,051	71,313	125,105	143,679	79,193	76,318

Interest income	1,382	1,207	2,638	6,345	3,319	2,087
Interest expense	(8,952)	(8,792)	(11,559)	(23,415)	(10,119)	(14,841)
Other finance costs, net	(699)	(406)	1,424	(7,081)	(4,357)	2,493
Other income/(expense), net	281	647	1,076	491	16	(15,346)
(Loss)/gain on fair value of derivatives	—	(4,115)	(2,225)	2,831	4,501	(6,331)

Total other income/(expenses), net	(7,988)	(11,459)	(8,646)	(20,829)	(6,640)	(31,938)

Net income	$29,063	$59,854	$116,459	$122,850	$72,553	$44,380

Basic and diluted net income per share of common stock	$0.66	$1.35	$2.63	$2.77	$1.64	$1.00
Basic and diluted weighted average number of shares	44,308	44,308	44,308	44,308	44,308	44,308
OTHER FINANCIAL DATA
Net cash provided by operating activities	95,420	85,218	129,056	162,235	84,103	72,932
Net cash used in investing activities	(165,915)	(226,435)	(154,747)	(40,538)	(12,371)	(52,669)
Net cash (used in)/provided by financing activities	64,670	187,332	45,133	(180,705)	3,296	(26,647)
Net increase/(decrease) in cash and cash equivalents	(5,825)	46,115	19,442	(59,008)	75,028	(6,384)
OTHER DATA
EBITDA (unaudited)(1)	$62,057	$97,919	$159,170	$170,956	$94,515	$73,839

	As of December 31,
				As of June 30, 2006
	2003	2004	2005
BALANCE SHEET DATA
Total current assets	$102,543	$129,540	$64,012	$46,799
Total assets	837,017	1,005,981	945,758	1,016,245
Total current liabilities	60,983	77,602	70,484	76,706
Total long-term debt, including current portion	532,071	601,400	666,738	639,224
Total stockholders' equity	288,666	384,468	262,725	307,105

(1)
EBITDA represents net income before interest, income tax expense, depreciation and amortization. However, EBITDA is not a recognized measurement under U.S. generally accepted accounting principles, or "GAAP." We believe that the presentation of EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA is useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA is useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity.

EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

•
EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•
EBITDA does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•
EBITDA does not reflect changes in or cash requirements for our working capital needs; and

•
other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally.

The following table sets forth a reconciliation of net cash from operating activities and net income to EBITDA (unaudited) for the periods presented:

	Year Ended December 31,				Six Months Ended June 30,
	2002	2003	2004	2005	2005	2006
	Dollars in thousands
Reconciliation of Net Cash from Operating Activities to EBITDA (unaudited):
Net cash provided by operating activities	$95,420	$85,218	$129,056	$162,235	$84,103	$72,932
Net increase/(decrease) in current assets	9,678	(3,487)	15,243	(21,719)	(18,375)	4,205
Net increase/(decrease) in current liabilities	(49,587)	1,938	(5,602)	7,027	15,120	(28,606)
Net interest cost add back	7,570	7,585	8,921	17,070	6,800	12,754
Amortization of finance costs	—	—	—	(101)	(33)	(87)
Written off amount of drydocking/special survey	—	—	—	—	—	(259)
Payments for drydocking/special survey	1,174	2,475	5,159	4,505	2,989	3,942
Gain/(loss) on sale of vessels	(2,198)	6,765	7,667	—	—	14,954
Change in fair value of derivative instruments	—	(2,575)	(1,274)	1,939	3,911	(6,372)
Change in fair value of hedged debt	—	—	—	—	—	376

EBITDA (unaudited)	$62,057	$97,919	$159,170	$170,956	$94,515	$73,839

Reconciliation of Net Income to EBITDA (unaudited):
Net income	$29,063	$59,854	$116,459	$122,850	$72,553	$44,380
Depreciation	24,567	29,201	31,694	27,114	13,532	14,214
Amortization of deferred drydocking and special survey costs	857	1,279	2,096	3,922	1,630	2,491
Interest income	(1,382)	(1,207)	(2,638)	(6,345)	(3,319)	(2,087)
Interest expense	8,952	8,792	11,559	23,415	10,119	14,841

EBITDA (unaudited)	$62,057	$97,919	$159,170	$170,956	$94,515	$73,839

PRO FORMA FINANCIAL INFORMATION

              We have entered into an agreement to sell the six drybulk carriers in our fleet for an aggregate of $143.5 million to a single purchaser. We intend to reinvest in the drybulk sector within the next several months, subject to market conditions, including the availability of more recently built and suitably configured vessels. We have not yet, however, identified any specific drybulk carriers to purchase. We also entered into a new management agreement, which provides for a different fee structure as of July 1, 2005 than was previously in effect. The unaudited pro forma statements of income for the year ended December 31, 2005 and the six months ended June 30, 2006 give effect to the following events as if they had occurred on January 1, 2005, while the unaudited pro forma balance sheet as of June 30, 2006 gives effect to the following events as if they had occurred on June 30, 2006:

  •
  the sale of our drybulk carriers, including the Sofia III which was sold during the second quarter of 2006;

  •
  the entry into the new management agreement; and

  •
  projected annual expenses of $2.6 million related to being a public company, including officer and director remuneration.

This pro forma financial information does not give effect to the newbuilding or secondhand vessels we have agreed to acquire, including any revenues from those that already have committed charters. Pro forma share data give effect to a 88,615-for-1 stock split effected September 18, 2006.

              The unaudited pro forma financial information is provided for illustrative purposes only and does not represent what our results of operations or financial position would actually have been if the transactions had in fact occurred on those dates and is not representative of our results of operations or financial position for any future periods. Investors are cautioned not to place undue reliance on this unaudited pro forma financial information.

Unaudited Pro Forma Balance Sheet as of June 30, 2006

	Six Months Ended June 30, 2006
		Adjustments Drybulk Carriers(1)		Pro Forma
	Dollars in thousands, except share data
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$31,616	$43,186	(2)	$74,802
Restricted cash	12			12
Accounts receivable, net	1,826			1,826
Inventories	2,622			2,622
Prepaid expenses	1,152			1,152
Due from related parties	5,193			5,193
Other current assets	4,378			4,378

Total current assets	46,799			89,985

NON-CURRENT ASSETS
Fixed assets, net	715,482	(55,688	)(3)	659,794
Advances for vessel acquisitions	12,350			12,350
Advances for vessels under construction	231,097			231,097
Deferred charges, net	10,141	(997	)(4)	9,144
Other assets	376			376

Total non-current assets	969,446			912,761

Total assets	$1,016,245			$1,002,746

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$6,825			$6,825
Accrued liabilities	4,260			4,260
Long-term debt, current portion	54,302	(13,081	)(5)	41,221
Related party loans	5,000			5,000
Unearned revenue	6,319			6,319

Total current liabilities	76,706			63,625
LONG-TERM LIABILITIES
Long-term debt, net of current portion	584,922	(85,733	)(5)	499,189
Unearned revenue, net of current portion	11,622			11,622
Other liabilities	35,890			35,890

Total long-term liabilities	632,434			546,701

Total liabilities	709,140			610,326

STOCKHOLDERS' EQUITY
Common stock (200,000,000 common shares, par value $.01, authorized and 44,307,500 common shares, issued and outstanding as of June 30, 2006)	443			443
Additional paid-in capital	90,529			90,529
Retained earnings	216,133	85,315	(6)	301,448

Total stockholders' equity	307,105			392,420

Total liabilities and stockholders' equity	$1,016,245			$1,002,746

(1)
Each of the adjustments set forth under "Drybulk Carriers" relates only to the exclusion of the six drybulk carriers from our fleet. As the Sofia III was sold during the second quarter of 2006, no adjustment with respect thereto is necessary under "Drybulk Carriers", as the effect of such sale has already been reflected in the balance sheet as of June 30, 2006. Our new management agreement was already in effect during the six months ended June 30, 2006 and therefore no adjustments with respect thereto are included.
(2)
This adjustment represents the net proceeds from the sale of the six drybulk carriers remaining after deducting $98.8 million, the amount of indebtedness under our existing credit facility with The Royal Bank of Scotland attributable to the six drybulk carriers mortgaged thereunder as set forth in our accounts as of June 30, 2006. See note (5) below.
(3)
This adjustment represents the elimination of the aggregate fixed asset values for the six drybulk carriers as set forth in our accounts as of June 30, 2006.
(4)
This adjustment represents the elimination of deferred drydocking expenses associated with the six drybulk carriers as set forth in our accounts as of June 30, 2006.
(5)
These adjustments reflect a reduction in indebtedness under our existing credit facility with The Royal Bank of Scotland attributable to the six drybulk carriers mortgaged thereunder as set forth in our accounts as of June 30, 2006. We have reduced indebtedness by this amount due to the contractual obligation to repay this amount to The Royal Bank of Scotland under our credit facility under which the drybulk carriers are mortgaged in order for the mortgages on the six drybulk carriers to be released, thereby allowing the sale of the vessels fee of encumbrances.
(6)
This adjustment represents the gain from the sale of the six drybulk carriers, as measured by the aggregate net proceeds to be received from the sale less the book value of the drybulk carriers as set forth in our accounts as of June 30, 2006.

Unaudited Pro Forma Statements of Income for the Year Ended December 31, 2005 and the Six Months Ended June 30, 2006

	Year Ended December 31, 2005					Six Months Ended June 30, 2006
		Adjustments					Adjustments
		Drybulk Carriers(1)	Other		Pro Forma		Drybulk Carriers(1)		Other		Pro Forma
	In thousands, except per share data
OPERATING REVENUES	$241,381	$(65,495)			$175,886	$114,535	$(18,634)				$95,901
OPERATING EXPENSES
Voyage expenses	(7,525)	3,643	(631	)(4)	(4,513)	(3,364)	954				(2,410)
Vessel operating expenses	(53,883)	8,142			(45,741)	(29,406)	4,119				(25,287)
Depreciation	(27,114)	4,174			(22,940)	(14,214)	2,009				(12,205)
Amortization of deferred dry-docking and special survey costs	(3,922)	1,284			(2,638)	(2,491)	650				(1,841)
Bad debts expense	(200)	164			(36)	(194)	56				(138)
General and administrative expenses	(5,058)	1,144	(3,157	)(5)	(7,071)	(3,502)	609		(650	)(6)	(3,543)
Gain/(Loss) on sale of vessels	—				—	14,954	(14,954	)(2)			—

Income From Operations	143,679				92,947	76,318					50,477

OTHER INCOME (EXPENSE):
Interest income	6,345				6,345	2,087					2,087
Interest expense	(23,415)	4,225			(19,190)	(14,841)	2,980				(11,861)
Other finance costs, net	(7,081)	120			(6,961)	2,493	48				2,541
Other income/(expenses), net	491	(761)			(270)	(15,346)	(987	)(3)			(16,333)
(Loss)/gain on fair value of derivatives	2,831				2,831	(6,331)					(6,331)

Total Other Income (Expenses), net	(20,829)				(17,245)	(31,938)					(29,897)

Net Income	$122,850				$75,702	$44,380					$20,580

Earnings per share
Basic and diluted net income per share	$2.77				$1.71	$1.00					$0.46

Basic and diluted weighted average numbers of shares	44,308				44,308	44,308					44,308

(1)
Each of the adjustments set forth under "Drybulk Carriers" relates to the exclusion of the drybulk carriers in our fleet during these periods, including the Sofia III which was sold during the second quarter of 2006. The adjustments to "Operating revenues" reflect the exclusion of the actual revenues earned, and the adjustments to "Voyage expenses" and "Vessel operating expenses" reflect the exclusion of the actual expenses incurred, in connection with operating the drybulk carriers during the periods presented, as derived from our accounts. The adjustments to "Depreciation" and "Amortization of deferred dry-docking and special survey costs" reflect the elimination of such items associated with the drybulk carriers, as derived from our accounts for these periods. The adjustments to "General and administrative expenses" and "Bad debt expense" reflect the elimination of such expenses associated with the drybulk carriers as derived from our accounts for these periods. The adjustments to "Interest expense" are derived from our accounts for these periods, and reflect a reduction in indebtedness under our existing credit facility with The Royal Bank of Scotland attributable to the six drybulk carriers mortgaged thereunder. We have reduced indebtedness by this amount due to the contractual obligation to repay this amount to The Royal Bank of Scotland under our credit facility under which the drybulk carriers are mortgaged, in order for the mortgages on the six drybulk carriers to be released, thereby allowing the sale of the vessels free of encumbrances. "Other finance costs, net" and "Other income/(expenses), net" represent the elimination of such expenses and net costs related to the drybulk carriers as derived from our accounts for these periods.

(2)
This adjustment to "Gain/(Loss) on sale of vessels" reflects the elimination of the gain of $15.0 million for the six months ended June 30, 2006 for the sale of the Sofia III to a third party drybulk operator for $27.5 million in the second quarter of 2006, representing a gain of $15.0 million over the acquisition cost of such vessel as depreciated to the time of sale.
(3)
This adjustment reflects the exclusion of "Other income / expenses, net" for our drybulk carriers, as derived from our accounts, primarily representing the exclusion of funds amounting to $1.5 million due to payments we received upon termination of a lawsuit relating to one of the drybulk carriers we have agreed to sell, offset in part by $0.51 million of other expenses associated with the drybulk carriers.
(4)
For the period from May 1, 2004 to June 30, 2005 we did not pay a commission on freight, charter hire, ballast bonus and demurrage to any party. Adjustments to "Voyage Expenses" set forth under "Adjustments-Other" are comprised of the 0.75% commission paid on all freight, charter hire, ballast bonus and demurrage payable under the new management agreement and a commission equal to 0.5% for any vessel bought or sold, excluding newbuilding contracts, under the new management agreement.
(5)
Adjustments to "General and administrative expenses" set forth under "Adjustments—Other" represent the difference between the general and administrative expenses that have been recorded in our accounts (comprised of a monthly management fee paid to our manager, Danaos Shipping, of $2,750 for the management of our affairs and a management fee of $150 to $500 per day for each vessel in our fleet depending on its size and charter arrangements) and our General and administrative expenses on a pro forma basis for the new management agreement. These adjustments to General and administrative expenses do not account for the sale of the drybulk carriers, the effect of which on General and administrative expenses is set forth under "Adjustments—Drybulk Carriers." The components of our General and administrative expenses on a pro forma basis are as follows:
•
a vessel management fee of $500 per day per vessel on a time charter;
•
a vessel management fee of $250 per day per vessel on a bareboat charter;
•
a daily management fee of $500 for providing commercial, chartering and administrative services to us; and
•
projected public company related expenses of $2.6 million per annum.
(6)
Our new management agreement was in effect during the six months ended June 30, 2006 and, accordingly, all pro forma adjustments set forth under "Adjustments—Other" for such period relate solely to projected public company expenses, less remuneration expenses which were actually incurred in the period.

For the year ended December 31, 2005, voyage expenses and general and administrative expenses increased $0.6 million and $3.2 million, respectively, to illustrate the impact of the new management agreement had it been in effect on January 1, 2005, as well as the impact of projected public company expenses, including additional remuneration expense, had we been a public company on January 1, 2005. For the six months ended June 30, 2006, general and administrative expenses increased $0.65 million to illustrate the impact of projected public company expenses.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

              The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, and the financial and other information included elsewhere in this prospectus. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. The financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or GAAP, and are presented in U.S. dollars.

              This discussion contains forward-looking statements based on assumptions about our future business. Our actual results may differ from those contained in the forward-looking statements and such differences may be material. Please read "Forward-Looking Statements."

Overview

              Our business is to provide international seaborne transportation services by operating vessels primarily in the containership sector of the shipping industry. Our fleet currently consists of 27 containerships. In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the purchaser, which is not affiliated with us, as each vessel's respective charter expires over the next six to eight months. During the time prior to delivery, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market within the next several months, subject to market conditions, including the availability of suitable vessels to purchase. In anticipation of our reinvestment in this sector, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our new senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank will provide, in accordance with the terms of the commitment letters we have entered into for those facilities, for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have not yet, however, identified any specific drybulk carriers to purchase.

              We deploy our containerships on multi-year, fixed-rate time charters to take advantage of the stable cash flows and high utilization rates typically associated with multi-year time charters. Our containership fleet is currently comprised of 23 containerships employed on time charters and four containerships employed on bareboat charters. Time-chartered containerships are generally employed on multi-year charters to large liner companies that charter-in vessels on a multi-year basis as part of their business expansion strategies. We deployed the six drybulk carriers we have agreed to sell primarily under short-term time charters of up to one year in the spot market to take advantage of market opportunities.

              The average number of containerships and drybulk carriers in our fleet for the last three years ended December 31, 2005 and for the six months ended June 30, 2005 and 2006 are set forth in the table below.

Average Number of Vessels in Our Fleet

	Year Ended December 31,			Six Months Ended June 30,
	2003	2004	2005	2005	2006
Average number of containerships	20.4	24.0	25.0	25.0	25.5
Average number of drybulk carriers	7.9	7.0	7.0	7.0	6.7

              We have newbuilding contracts with Samsung for an additional nine containerships, which consist of one 9,580 TEU vessel expected to be delivered in November 2006, two 4,253 TEU vessels expected to be delivered in the second half of 2007, four 4,253 TEU vessels expected to be delivered in the second half of 2008 and two 4,253 TEU vessels expected to be delivered in the first half of 2009. We have also entered into newbuilding contracts with Sungdong Shipbuilding & Marine Engineering Co., Ltd., or Sungdong, for an additional five 6,500 TEU containerships expected to be delivered during 2009, and we have agreed to acquire two 4,300 TEU containerships, built in 2004, which we expect to be delivered in the first and second half of 2007, respectively. After delivery of these 16 containerships, our containership fleet will have a total capacity of 195,313 TEU, assuming we do not dispose of any of our vessels, other than the APL England, or acquire any additional vessels.

              Our containership fleet is currently under time charters with 10 charterers including Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. In addition, we have arranged 12-year time charters with China Shipping for the two 9,580 TEU newbuildings expected to be delivered to us later this year, with Yang Ming for the two 4,253 TEU newbuildings expected to be delivered in the second half of 2007 and for the two secondhand, 2004-built, 4,300 TEU containerships expected to be delivered to us in 2007, and with Zim Integrated Shipping Services for the four 4,253 TEU newbuildings expected to be delivered to us throughout the second half of 2008 and for the two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009. We have also chartered each of the five 6,500 TEU containerships expected to be delivered during 2009 to CMA-CGM for 12 years at a net daily charter rate of $34,350.

Purchase Options

              The charters with respect to the APL England, the APL Scotland, the APL Holland and the APL Belgium include an option for the charterer, APL-NOL, to purchase each vessel in February 2007, May 2007, July 2007 and January 2008, respectively, each for $44.0 million or in February 2009, May 2009, July 2009 and January 2010, respectively, each for $39.0 million. APL-NOL recently exercised the option to purchase the APL England from us for $44.0 million upon expiration of the current charter in February 2007. In each case, the option to purchase the vessel must be exercised six months prior to the acquisition dates described in the preceding sentence. We currently believe that the $44.0 million and $39.0 million option prices will be below the fair market value of the vessels at the time the options become exercisable. If APL-NOL were to exercise these options with respect to any or all of the remaining three vessels, the size of our fleet would be reduced.

Our Manager

              Our operations are managed by Danaos Shipping, our manager, under the supervision of our management and our board of directors. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one-year renewals for an additional 12 years at our option. Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

Factors Affecting Our Results of Operations

              Our financial results are largely driven by the following factors:

  •
  Number of Vessels in Our Fleet.    The number of vessels in our fleet is the primary factor in determining the level of our revenues. Aggregate expenses also increase as the size of our fleet increases. Vessel acquisitions and dispositions will have a direct impact on the number of vessels in our fleet. An option to purchase one of the containerships in our current fleet, the APL England, was recently exercised with delivery scheduled for February 2007 which will decrease the size of our fleet. In addition, if the purchase options with respect to three other containerships in our current fleet are exercised the size of our fleet will be further decreased.

  •
  Drybulk Fleet.    In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the purchaser, which is not affiliated with us, as each vessel's respective charter expires over the next six to eight months. During the time prior to delivery, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We have decided to sell these vessels due to the opportunity to sell all six drybulk carriers in one transaction at the high vessel valuations prevailing in the drybulk sector, which is inherently volatile in terms of both charter rates and vessel valuations, combined with the advancing age and less than optimum configuration of our drybulk fleet. We intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market within the next several months, subject to market conditions, including the availability of suitable vessels to purchase. In anticipation of this, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our new senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank will provide, in accordance with the terms of the commitment letters we have entered into for those facilities, for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have not yet, however, identified any specific drybulk carriers to purchase. We intend to use the proceeds from the sale of the six drybulk carriers to repay indebtedness and fund contracted and future vessel acquisitions in the container and drybulk sectors. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreement. The remaining 90% of the sale price is payable throughout the next six to eight months upon delivery of each vessel to the purchaser upon expiration of each vessel's current charter. Our drybulk operations contributed approximately 27.1% of our revenues for the year ended December 31, 2005 and approximately 16.3% of our revenues for the six months ended June 30, 2006.

  •
  Charter Rates.    Aside from the number of vessels in our fleet, the charter rates we obtain for these vessels, particularly for our containerships, are the principal drivers of our revenues. Charter rates are based primarily on demand for capacity as well as the available supply of containership capacity and, with respect to the drybulk carriers we have agreed to sell as well as the drybulk carriers we acquire in the future, drybulk capacity, at the time we enter into the charters for our vessels. As a result of macroeconomic conditions affecting trade flow between ports served by liner companies and economic conditions in the industries which use liner shipping services, charter rates can fluctuate significantly. Although the multi-year charters on which we deploy our containerships make us less susceptible to cyclical containership charter rates than vessels operated on shorter-term charters, we are exposed to varying charter rate environments when our current chartering arrangements expire and we seek to deploy our containerships under new charters. The staggered maturities of our containership charters also reduce our exposure to any one stage in the shipping cycle.

  Unlike our containerships, we deployed our drybulk carriers on short-term time charters in the spot market. Drybulk charter rates in the spot market are volatile and fluctuate on a seasonal and year-to-year basis. The fluctuations are caused by imbalances in the availability of cargoes for shipment and the number of vessels available at any given time to transport these cargoes. The charter rates we are able to obtain for the containerships in our fleet, and were able to obtain for the drybulk carriers we have agreed to sell as well as drybulk carriers we acquire in the future, are also affected by competition for charters from a number of experienced shipping companies based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Any adjustment in containership charter rates or, for periods following our reinvestment in the drybulk sector, drybulk carrier charter rates, would affect our financial results.

  •
  Utilization of Our Fleet.    Due to the multi-year charters under which they are operated, our containerships have consistently been deployed at or near full utilization. Nevertheless the amount of time our vessels spend in drydock undergoing repairs or undergoing maintenance and upgrade work affects our results of operations. Historically, our fleet has had a limited number of off-hire days. For example, there were less than 13 total off-hire days for our entire fleet during 2005 other than for scheduled drydockings and special surveys. However, an increase in annual off-hire days could reduce our utilization. For the periods prior to their sale, we deployed the drybulk carriers we have agreed to sell on short-term time charters. The efficiency with which suitable employment is secured, the ability to minimize off-hire days and the amount of time spent positioning vessels also affects our results of operations. Furthermore, for the periods prior to the sale of the drybulk carriers, our results of operations were affected by the amount of time spent by such vessels making off-hire voyages to embarkment points for their next hired voyages, both due to the lack of hire revenue earned during such voyages as well as due to the costs, which are borne by us, of such voyages. If the utilization patterns of our containership fleet changes our financial results would be affected.

  •
  Expenses.    Our ability to control our fixed and variable expenses, including those for commission expenses, crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses also affects our financial results. In addition, factors beyond our control, such as developments relating to market premiums for insurance and the value of the U.S. dollar compared to currencies in which certain of our expenses, primarily crew wages, are denominated can cause our vessel operating expenses to increase.

Operating Revenues

              Our operating revenues are driven primarily by the number of vessels in our fleet, the number of operating days during which our vessels generate revenues and the amount of daily charter hire that our vessels earn under time charters which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and dispositions, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in drydock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels and the levels of supply and demand in the containership charter market, and for the periods prior to the sale of the drybulk carriers and following our reinvestment in the drybulk sector, the drybulk charter market. Vessels operating in the spot market, such as the drybulk carriers we have agreed to sell, generate revenues that are less predictable but can allow increased profit margins to be captured during periods of improving charter rates.

              Revenues from long-term time charters, primarily relating to our containership operations, comprised approximately 72.9% of our revenues for the year ended December 31, 2005 and 83.7% of our revenues for the six months ended June 30, 2006. The revenues relating to our multi-year charters will be affected by the delivery dates of our contracted containerships and any additional vessels subject to multi-year charters we may acquire in the future, as well as by the disposition of any such vessel in our fleet. Our revenues will also be affected if any of our charterers cancel a multi-year charter. Each of our current vessel construction agreements and secondhand vessel acquisition agreements has a contracted delivery date. A change in the date of delivery of a vessel will impact our revenues and results of operations. Our multi-year charter agreements have been contracted in varying rate environments and expire at different times. Generally, we do not employ our vessels under voyage charters under which a shipowner, in return for a fixed sum, agrees to transport cargo from one or more loading ports to one or more destinations and assumes all vessel operating costs and voyage expenses.

              Our expected revenues, based on contracted charter rates, from our current charter arrangements for our containerships having initial terms of more than 12 months is shown by class size in the below table. Although these expected revenues are based on contracted charter rates, any contract is subject to performance by the counterparties. If the charterers are unable to make charter payments to us, our results of operations and financial condition will be materially adversely affected.

Contracted Revenue From Multi-Year Charters as of December 31, 2005(1)
(amounts in millions of U.S. dollars)

Vessel type/size	Number of Vessels(2)(3)	1 year (2006)	1 to 3 years (2007-2008)	3 to 5 years (2009-2010)	5 to 10 years (2011-2015)	More than 10 years (2016-2021)	Total
Post-Panamax	16	$83.8	$154.4	$216.8	$554.9	$433.0	$1,442.9
Panamax	27	118.0	206.1	230.2	440.6	382.1	1,377.0

Total	43	$201.8	$360.5	$447.0	$995.5	$815.1	$2,819.9

(1)
Annual revenue calculations are based on an assumed 358 revenue days per annum.
(2)
Includes one 4,651 TEU vessel delivered to us on March 23, 2006; one 9,580 TEU vessel delivered to us on September 8, 2006; one 9,580 TEU newbuilding expected to be delivered in November 2006; two 4,253 TEU newbuildings expected to be delivered in the second half of 2007; two 4,300 TEU vessels, built in 2004, one of which is expected to be delivered in the first half of 2007 and the other of which is expected to be delivered in the second half of 2007; four 4,253 TEU newbuildings expected to be delivered to us during the second half of 2008; and two 4,253 TEU newbuildings expected to be delivered to us in the first half of 2009.
(3)
Includes four 5,506 TEU containerships, the APL England, the APL Scotland, the APL Holland and the APL Belgium, which are subject to options for the charterer to purchase each vessel in February 2007, May 2007, July 2007 and January 2008, respectively, each for $44.0 million, and in February 2009, May 2009, July 2009 and January 2010, respectively, each for $39.0 million. Accordingly, no revenue with respect to the APL England, the APL Scotland, the APL Holland and the APL Belgium is included in the table following February 2007, May 2007, July 2007 and January 2008, respectively. APL-NOL has recently exercised its option to purchase the APL England from us for $44.0 million upon expiration of its current charter in February 2007.

              The revenues from short-term charters primarily relate to the operation of the drybulk carriers we have sold or agreed to sell, and comprised approximately 27.1% of our revenues for the year ended December 31, 2005 and approximately 16.3% of our revenues for the six months ended June 30, 2006. Vessels operating in the spot market generate revenues that are less predictable than vessels on period charters, although this chartering strategy can enable vessel-owners to capture increased profit margins during periods of improvements in charter rates. Deployment of vessels in the spot market creates exposure, however, to the risk of declining charter rates, which may be higher or lower than those rates at which a vessel could have been time chartered for a longer period.

Voyage Expenses

              Voyage expenses include port and canal charges, bunker (fuel) expenses, address commissions and brokerage commissions. Under multi-year time charters and bareboat charters, such as those on which we charter our containerships and under short-term time charters, such as those on which we chartered the drybulk carriers we have agreed to sell, the charterers bear the voyage expenses other than brokerage and address commissions. As such, voyage expenses represent a relatively small portion of our vessels' overall expenses.

              From time to time, in accordance with industry practice and in respect of the charters for our containerships we pay brokerage commissions of approximately 0.5% to 2.5% of the total daily charter hire rate under the charters to unaffiliated ship brokers associated with the charterers, depending on the number of brokers involved with arranging the charter. We also pay address commissions of up to 3.75% to some of our charterers. We also from time to time paid such commissions with respect to the drybulk carriers we have agreed to sell.

              Further, until March 2004, we paid a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet. We did not pay a commission with respect to freight, charter hire, ballast bonus and demurrage during the period from March 2004 to June 30, 2005. Since July 1, 2005, we have paid and will pay commissions to our manager of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. If we had continued to pay this commission to Nedlloyd Schiffsmakler, we would have had additional voyage expenses of $0.6 million for a total of $8.1 million for the year ended December 31, 2005, an 8.0% increase compared to our actual voyage expenses for that period of $7.5 million. Our manager will also receive a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts.

Vessel Operating Expenses

              Vessel operating expenses include crew wages and related costs, the cost of insurance, expenses for repairs and maintenance, the cost of spares and consumable stores, tonnage taxes and other miscellaneous expenses. Aggregate expenses increase as the size of our fleet increases. Factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market premiums for insurance, may also cause these expenses to increase. In addition, a substantial portion of our vessel operating expenses, primarily crew wages, are in currencies other than the U.S. dollar and any gain or loss we incur as a result of the U.S. dollar fluctuating in value against these currencies is included in vessel operating expenses. We fund our manager monthly in advance with amounts it will need to pay our fleet's vessel operating expenses.

              Under multi-year time charters, such as those on which we charter 23 of the containerships in our current fleet, and under short-term time charters, such as those on which we chartered the drybulk carriers we have agreed to sell, we pay for vessel operating expenses. Under bareboat charters, such as those on which we charter four of the containerships in our current fleet, our charterers bear most vessel operating expenses, including the costs of crewing, insurance, surveys, drydockings, maintenance and repairs.

Amortization of Deferred Drydocking and Special Survey Costs

              We capitalize the total costs associated with drydockings, special surveys and intermediate surveys and amortize these costs on a straight-line basis over 30 months.

Depreciation

              We depreciate our containerships, and the drybulk carriers for the periods prior to their sale, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined the estimated useful lives of our containerships to be 30 years, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost, less the estimated scrap value of the vessels.

General and Administrative Expenses

              Historically, while we were a privately-owned company, we paid Danaos Shipping, our manager, a monthly management fee of $2,750 for the management of our affairs. We also paid our manager a fixed management fee of $150 to $500 per day for each vessel in our fleet depending on its size and the charter arrangements. In order to bring the fees we pay to our manager to a level similar to those that would be paid to a third-party manager we adjusted the fees we pay to our manager as of July 1, 2005.

              From July 1, 2005 to December 31, 2008, we have paid and will pay our manager a fee of $500 per day for providing its commercial, chartering and administrative services, a daily management fee of $250 per vessel per day for its technical management of vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet, pro rated for the calendar days we own each vessel. We will also pay our manager a flat fee of $400,000 per newbuilding vessel for the on-premises supervision of our newbuilding contracts by selected engineers and others of its staff.

              Our consolidated financial statements for prior periods show our results of operations as a private company when we did not pay any compensation to our directors and officers other than amounts corresponding to dividends, and compensation paid to our officers, but not directors, during the six months ended June 30, 2006. After the completion of this offering we will be a public company and we expect to incur additional general and administrative expenses going forward as a public company. We expect that the primary components of general and administrative expenses, other than the management fees described above, will consist of the expenses associated with being a public company, which include the preparation of disclosure documents, legal and accounting costs, incremental director and officer liability insurance costs, director and executive compensation and costs related to compliance with the Sarbanes-Oxley Act of 2002. For purposes of the "Pro Forma Financial Information" set forth in this prospectus, we have projected that annual public company related expenses will amount to $2.6 million.

              The increase in fees under our management agreement, together with our projected public company related expenses and officer and director remuneration, would have resulted in additional general and administrative expenses of $3.16 million, for a total of $8.22 million, for the year ended December 31, 2005, a 62.5% increase compared to the actual general and administrative expenses of $5.06 million.

Interest Expense, Interest Income and Other Finance Costs

              We incur interest expense on outstanding indebtedness under our existing credit facilities which we include in interest expenses. We also incurred financing costs in connection with establishing those facilities, which is included in our finance costs. Further, we earn interest on cash deposits in interest bearing accounts and on interest bearing securities, which we include in interest income. We will incur additional interest expense in the remainder of 2006 and in the future on our outstanding borrowings and under future borrowings. For a description of our existing credit facilities and our new senior revolving credit facilities, please read "Description of Indebtedness."

Results of Operations

    Six months ended June 30, 2006 compared to the six months ended June 30, 2005

              During the six months ended June 30, 2006, we had an average of 25.5 containerships and 6.7 drybulk carriers in our fleet. During the six months ended June 30, 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet. We took delivery of one 4,651 TEU containership on March 23, 2006 and sold one drybulk carrier on May 12, 2006.

    Operating Revenue

              Operating revenue decreased 8.0%, or $9.9 million, to $114.5 million in the six months ended June 30, 2006, from $124.4 million in the six months ended June 30, 2005. The decrease was a result of a $21.5 million decrease in revenue generated by our drybulk carriers, which are deployed on short-term time charters, because of the lower charter rates our drybulk carriers earned during the period, which was offset in part by the $11.6 million increase in revenues generated by escalations in contractual charter rates in accordance with the terms of existing charters for certain of our containerships as well as the addition of the MOL Confidence, a 4,651 TEU containership, to our fleet on March 23, 2006.

    Voyage Expenses

              Voyage expenses were $3.4 million in the six months ended June 30, 2006, representing a decrease of $0.1 million, or 2.9%, from $3.5 million in the six months ended June 30, 2005. Commissions charged by related and third parties in the six months ended June 30, 2006 amounted to $3.1 million, an increase of $0.4 million, or 14.8%, compared to $2.7 million in the six months ended June 30, 2005.

    Vessel Operating Expenses

              Vessel operating expenses increased 20.5%, or $5.0 million, to $29.4 million in the six months ended June 30, 2006, from $24.4 million in the six months ended June 30, 2005. This increase was due to a general increase in running costs per vessel experienced by the industry, and the slight increase in the average number of vessels in our fleet during the six months ended June 30, 2006.

    Amortization of Deferred Drydocking and Special Survey Costs

              Amortization of deferred drydocking and special survey costs expense increased 56.3%, or $0.9 million, to $2.5 million in the six months ended June 30, 2006, from $1.6 million in the six months ended June 30, 2005. This was due to the costs of drydocking and special surveys conducted for five of our vessels in the six months ended June 30, 2006 but not in the six months ended June 30, 2005.

    Depreciation

              Depreciation expense increased 5.2%, or $0.7 million, to $14.2 million in the six months ended June 30, 2006, from $13.5 million for the six months ended June 30, 2005. The increase in depreciation expense was due to the slight increase in the average number of vessels in our fleet during the six months ended June 30, 2006.

    General and Administrative Expenses

              General and administrative expenses increased 66.7%, or $1.4 million, to $3.5 million in the six months ended June 30, 2006 from $2.1 million in the six months ended June 30, 2005, reflecting $0.75 million of management fees we paid in respect of the vessels in our fleet during the six months ended June 30, 2006 pursuant to our new management agreement, which was not in effect during the six months ended June 30, 2005, and $0.65 million of additional remuneration expense which was not applicable in the six months ended June 30, 2005.

    Interest Expense, Interest Income, and Other Finance (Costs) Income, Net

              Interest expense increased $4.7 million, or 46.5%, to $14.8 million in the six months ended June 30, 2006, from $10.1 million in the six months ended June 30, 2005. Interest income was $2.1 million for the six months ended June 30, 2006, a decrease of $1.2 million, from $3.3 million for the six months ended June 30, 2005, and other finance income (costs), net, increased $6.9 million, to income of $2.5 million in the six months ended June 30, 2006, from a cost of $(4.4) million in the six months ended June 30, 2005. The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject and the increase in daily average indebtedness of approximately $32.2 million resulting from our debt refinancing in 2005, which impacted the full six months ended June 30, 2006 while it only impacted part of the six months ended June 30, 2005. The difference in other finance income (costs), net, was due to foreign exchange differences in respect of the forward contracts related to the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, which during the six months ended June 30, 2006 were a gain of $2.8 million while in the six months ended June 30, 2005 were a loss of $4.1 million. The decrease in interest income was due to the decreased daily average bank deposits on which we earned interest, offset in part by higher interest rates. See "—Credit Facilities."

    Gain/(loss) on sale of vessels

              Gain/(loss) on sale of vessels of $15.0 million for the six months ended June 30, 2006 reflects the sale of the Sofia III to a third party drybulk operator for $27.5 million, representing a gain of $15.0 million over the acquisition cost of such vessel as depreciated to the time of sale.

    Other income/(expense), net

              Other income/(expense), net of $(15.3) million for the six months ended June 30, 2006 included an expense of approximately $13 million related to the expected increase in the put option price we will be obligated to pay under the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, if the put option is exercised 6 1/2 years into the lease terms, as described under "—Leasing Arrangements", as well as expenses of $(0.9) million for revaluation of the pound sterling liability related to these leasing arrangements and $(2.8) million for an accounting reversal relating to these leasing arrangements, offset in part by funds received upon termination of an unrelated lawsuit.

    Year ended December 31, 2005 compared to year ended December 31, 2004

              During 2005, we had an average of 25.0 containerships and 7.0 drybulk carriers in our fleet. During 2004, we had an average of 24.0 containerships and 7.0 drybulk carriers in our fleet. We sold one 3,029 TEU containership in January 2004 and took delivery of one 4,253 TEU containership in each of March and April 2004, and one 8,468 TEU containership in each of August and November 2004.

    Operating Revenue

              Operating revenue increased 15.9%, or $33.1 million, to $241.4 million in 2005, from $208.3 million in 2004. The increase was due to $20.0 million in revenue generated by the additional operating days of four new vessels, consisting of two 4,253 TEU containerships and two 8,468 TEU containerships acquired during 2004, which were operated for a greater number of days in 2005. Each of the 4,253 TEU vessels were chartered at daily rates of $20,600 and each of the 8,468 TEU vessels were chartered at daily rates of $29,500. In addition, $7.2 million in revenue was generated from the higher charter rates obtained by rechartering certain of our remaining containerships and $5.9 million in revenue was generated from the higher rates our drybulk carriers earned during the period.

    Voyage Expenses

              Voyage expenses were $7.5 million in 2005, representing an increase of $1.2 million, or 19.0%, from $6.3 million in 2004. Commissions charged by related and third parties in 2005 amounted to $6.1 million, an increase of $1.0 million, or 19.6%, compared to $5.1 million in 2004. In March 2004 we ceased paying a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet.

    Vessel Operating Expenses

              Vessel operating expenses increased 16.7%, or $7.7 million, to $53.9 million in 2005, from $46.2 million in 2004. Approximately $4.0 million of the increase was due to the increase in the average number of vessels in our fleet in 2005, compared to 2004, and approximately $3.6 million of the increase was due to a general increase in running costs per vessel experienced by the industry.

    Amortization of Deferred Drydocking and Special Survey Costs

              Amortization of deferred drydocking and special survey costs expense increased $1.8 million to $3.9 million in 2005, from $2.1 million in 2004. This was primarily due to the costs of drydockings and special surveys conducted for ten vessels in our fleet in 2004, which we began to amortize in the second half of 2004. Therefore these costs are reflected for all of 2005, but only part of 2004.

    Depreciation

              Depreciation expense decreased 14.5%, or $4.6 million, to $27.1 million in 2005, from $31.7 million in 2004. The decrease resulted primarily from the change in our depreciation policy which became effective as of January 1, 2005 and decreased depreciation expense by $7.7 million in 2005, which was partially offset by increased depreciation of $3.1 million relating to the additional operating days in 2005 with respect to two 4,253 TEU and two 8,468 TEU containerships acquired in 2004.

    General and Administrative Expenses

              General and administrative expenses increased 24.4%, or $1.0 million, to $5.1 million in 2005 from $4.1 million in 2004, reflecting the higher average number of containerships in our fleet during 2005 for which we paid management fees, and the new management agreement which came into effect beginning on July 1, 2005.

    Interest Expense, Interest Income, and Other Finance Costs, Net

              Interest expense increased $11.8 million, or 101.7%, to $23.4 million in 2005, from $11.6 million in 2004, while interest income increased 142.3%, or $3.7 million, to $6.3 million in 2005, from $2.6 million in 2004, and other finance costs, net, increased $8.5 million from a gain of $1.4 million in 2004 to a cost of $7.1 million in 2005. The change in interest expense was primarily due to the increase in interest rates to which our indebtedness, on which we paid interest, was subject and the increase in average indebtedness of approximately $67.4 million resulting from our debt refinancing in 2005. The increase in other finance costs, net, was due to foreign exchange differences in respect of the forward contracts related to the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, which were a loss of $6.5 million during 2005. The increase in interest income was primarily due to accreted interest income on the present value of the cash inflows associated with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, which represented a net increase of $1.4 million during

2005. The remaining $2.3 million increase in interest income was due to higher interest rates and higher average levels of cash deposits in our bank accounts in 2005. See "—Credit Facilities."

    Year ended December 31, 2004 compared to year ended December 31, 2003

              During 2004, we had an average of 24.0 containerships and 7.0 drybulk carriers in our fleet. During 2003, we had an average of 20.4 containerships and 7.9 drybulk carriers in our fleet. We sold one 3,029 TEU containership in January 2004 and took delivery of one 4,253 TEU containership in each of March and April 2004 and of one 8,468 TEU containership in each of August and November 2004. We took delivery of one 3,098 TEU containership in May 2003, two 4,651 TEU containerships in May 2003 and four 3,101 TEU containerships in July 2003. We sold one 3,029 TEU containership in July 2003 and one drybulk carrier in November 2003 (with capacity of 42,248 dwt).

    Operating Revenue

              Operating revenue increased 42.6%, or $62.2 million, to $208.3 million for 2004, from $146.1 million for 2003. The increase resulted primarily from the additional $11.1 million in revenue generated by the two 4,253 TEU containerships we acquired during 2004, which were each chartered at daily rates of $20,600, and to a lesser extent from the $5.5 million in revenue generated by the two 8,468 TEU containerships we acquired later in 2004, which were each chartered at daily rates of $29,500. In addition, our operating revenue increased in 2004 as a result of the higher charter rates obtained by rechartering certain of our remaining containerships, which contributed $20.5 million in revenue during the year ended December 31, 2004, and the higher rates our drybulk carriers earned during the period which contributed $25.1 million in revenue during the year ended December 31, 2004.

    Voyage Expenses

              Voyage expenses were $6.3 million for 2004, representing an increase of $1.3 million, or 26.0% from $5.0 million for 2003, reflecting the addition of the two 4,253 TEU vessels we acquired during 2004 and to a lesser extent the addition of the two 8,468 TEU containerships we acquired later in 2004. Commissions charged by related and third parties included in operating expenses amounted to $5.0 million for 2004, an increase of $1.0 million, or 25.0%, compared to $4.0 million for 2003. In March 2004, we ceased paying a commission of 0.45% on all freight, charter hire, ballast bonus and demurrage for each vessel in our fleet to Nedlloyd Schiffsmakler, which was until that time performing chartering services for our fleet.

    Vessel Operating Expenses

              Vessel operating expenses increased 10.3%, or $4.3 million, to $46.2 million for 2004, from $41.9 million for 2003. The increase was primarily due to the $2.1 million in vessel operating expenses related to the two 4,253 TEU containerships we acquired during 2004 and to a lesser extent the $1.1 million in vessel operating expenses related to the two 8,468 TEU containerships we acquired later in 2004 and $1.1 million attributable to a general increase in the running costs per vessel experienced by the industry.

    Amortization of Deferred Drydocking and Special Survey Costs

              Amortization of deferred drydocking and special survey costs expense increased $0.8 million to $2.1 million for 2004, from $1.3 million in 2003. The change between 2003 and 2004 was primarily due to amortization of the costs of drydockings and special surveys for 10 vessels in our fleet which were conducted in 2004 and which we began to amortize in the second half of 2004.

    Depreciation

              Depreciation expense on our vessels increased 8.6%, or $2.5 million, to $31.7 million for 2004, from $29.2 million for 2003. The increase was due to $1.6 million in depreciation expense with respect to the two 4,253 TEU containerships we acquired during 2004 and to a lesser extent the $1.1 million in depreciation expense with respect to the two 8,468 TEU containerships we acquired later in 2004.

    General and Administrative Expenses

              General and administrative expenses were $4.1 million for both 2004 and 2003. The absence of change was due to the additional management fees associated with the four new containerships we acquired in 2004 being offset in 2004 by the $122,800, $84,400 and $164,250 decreases in fees payable due to, respectively, the sale of one drybulk carrier, one containership in late 2003 and one containership in early 2004.

    Interest Expense, Interest Income, and Other Finance Costs, Net

              Interest expense increased 31.8%, or $2.8 million, to $11.6 million for 2004, from $8.8 million for 2003, while interest income increased 116.7%, or $1.4 million, to $2.6 million for 2004 from $1.2 million for 2003. Other finance costs, net, decreased by $1.8 million, from a $0.4 million cost in 2003 to a $1.4 million gain in 2004. The increase in interest income in 2004 compared to 2003 was due to accreted interest income on the present value of the cash inflows associated with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, which represented a net increase of $1.2 million during 2004, while the increase in interest expense was due primarily to the increase in our outstanding indebtedness on which interest was payable. The decrease in other finance costs, net, was due to foreign exchange differences in respect of the forward contracts related to the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, of $1.6 million during 2004.

Seasonality

              Our containerships operate under multi-year charters and therefore are not subject to the effect of seasonal variations in demand. The drybulk carrier market is subject to moderate seasonality and is typically stronger in the quarters ending September 30 and December 31 in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain drybulk commodities.

Liquidity and Capital Resources

              Historically, our principal source of funds has been equity provided by our stockholders, operating cash flows and long-term bank borrowings. Our principal use of funds has been capital expenditures to establish, grow and maintain our fleet, comply with international shipping standards, environmental laws and regulations and to fund working capital requirements.

              Our primary short-term liquidity needs are to fund our vessel operating expenses. Our medium-term liquidity needs primarily relate to the purchase of the 16 additional containerships for which we have contracted. Our long-term liquidity needs primarily relate to additional vessel acquisitions in the containership and drybulk sectors and debt repayment. We anticipate that our primary sources of funds will be cash from our committed credit facilities, the proceeds from the sale of the six drybulk carriers in our fleet, the proceeds from the sale of the APL England, cash from operations, debt and, possibly, equity financings, although we do not currently have any specific plans with respect to any future equity financing. We believe that these sources of funds, even absent any future equity financings, will be sufficient to meet our liquidity needs in the foreseeable future since our contracted revenue together with the new senior revolving credit facilities should be sufficient to meet our currently projected liquidity needs.

              We, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, have entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital with respect to one of the vessels in our fleet, the CSCL Pusan (ex HN 1559), and one of our contracted vessels, the HN 1561. As of June 30, 2006, we had incurred indebtedness of $126.9 million under this credit facility as described in "—Credit Facilities" and made payments from cash on hand of $37.9 million, each in connection with progress payments for these vessels. In connection with the delivery of the CSCL Pusan (ex HN 1559) on September 8, 2006 we drew down an additional $7.7 million under this credit facility to fund a portion of the final installment payment on this vessel. We intend to finance a portion of the acquisition of each of our other 15 contracted vessels and to refinance certain of our existing senior credit facilities with borrowings under two additional new senior revolving credit facilities for which we have signed commitment letters. In addition, we have borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under a new credit facility with Seasonal Maritime Corporation, dated August 14, 2006, to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006.

              In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the purchaser, which is not affiliated with us, as each vessel's respective charter expires over the next six to eight months. We intend to use the proceeds from this sale to repay indebtedness and fund contracted and future vessel acquisitions. We received payment of 10% of the aggregate sale price of the six drybulk vessels upon entering into the sales agreement. The remaining 90% of the sale price is payable throughout the next six to eight months upon delivery of each vessel to the purchaser upon expiration of each vessel's current charter.

              APL-NOL has recently exercised its option to purchase the APL England from us for $44.0 million upon the expiration of its current charter in February 2007.

              Under our current multi-year charters, we have contracted revenues of $106.6 million for the period from July 1, 2006 to December 31, 2006, $193.2 million for 2007 and $167.3 million for 2008.

              We intend, following this offering, to pay a quarterly dividend of $0.44 per share, or $1.76 per share per year. Our dividend policy will impact our future liquidity needs, however, we currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors.

              We declared and paid dividends of $244.6 million to our existing stockholders from our retained earnings in 2005. Investors in this offering will not receive any portion of this dividend.

              We have signed commitment letters with Aegean Baltic Bank S.A. and HSH Nordbank AG and with The Royal Bank of Scotland with respect to two new senior secured non-amortizing revolving credit facilities to refinance our existing senior secured indebtedness with those lenders, as well as to finance a portion of our contracted fleet and any future vessel acquisitions. After giving effect to the application of the net proceeds of this offering and the financing of our contracted vessels upon execution of these new senior revolving credit facilities, we expect to have in excess of $500.0 million of undrawn availability.

    Net Cash Provided by Operating Activities

              Net cash flows provided by operating activities decreased 13.3%, or $11.2 million, to $72.9 million in the six months ended June 30, 2006, compared to $84.1 million for the six months ended June 30, 2005, and increased 25.6%, or $33.1 million, to $162.2 million in 2005, from $129.1 million in 2004. For the six months ended June 30, 2006, the decrease was primarily a result of a reduction of $9.9 million in operating revenues. The increase in 2005 was primarily attributable to the additional operating days in 2005 of two 4,253 TEU and two 8,468 TEU containerships acquired in 2004, which contributed $17.1 million in net cash, and the higher recharter rates our drybulk carriers were able to command, which contributed $5.2 million in net cash. Net cash flows provided by operating activities increased 51.5%, or $43.9 million, to $129.1 million for 2004, from $85.2 million for 2003. The increase in 2004 was due to the addition of two 4,253 TEU containerships ($9.0 million), and two 8,468 TEU containerships ($4.3 million) during 2004, higher charter rates obtained by rechartering certain of our remaining containerships ($10.3 million) and the higher rates our drybulk carriers earned during the period ($20.3 million).

    Net Cash Used in Investing Activities

              Net cash flows used in investing activities were $(52.7) million in the six months ended June 30, 2006 compared to $(12.4) million in the six months ended June 30, 2005 and were $(40.5) million in 2005 and $(154.7) million in 2004, respectively. The difference between the six months ended June 30, 2006 and 2005 period results primarily reflects the acquisition of the MOL Confidence on March 23, 2006. Net cash flows used in investing activities were $(154.7) million in 2004 and $(226.4) million in 2003, reflecting the fact that no funds were used during 2004 to acquire secondhand vessels, including advances for such vessel acquisitions, which more than offset an increase of $18.9 million in funds used in connection with progress payments for newbuildings during 2004.

    Net Cash Provided by/(Used in) Financing Activities

              Net cash flows provided by financing activities were $(26.6) million in the six months ended June 30, 2006 compared to $3.3 million in the six months ended June 30, 2005 and were $(180.7) million and $45.1 million in 2005 and 2004, respectively. The six months ended June 30, 2006 and 2005 period results primarily reflect borrowings of $30.4 million for the acquisition of one of the containerships in our fleet, the MOL Confidence, and the repayment of $56.6 million of debt. Net cash flows provided by financing activities were $45.1 million in 2004 and $187.3 million for 2003, reflecting, primarily, reduced drawdowns under our credit facilities of $90.2 million, and increased repayments of indebtedness of $28.1 million.

Credit Facilities

              We, as guarantor, and certain of our subsidiaries, as borrowers, have entered into a number of credit facilities in connection with financing the acquisition of certain vessels in our fleet, as well as one of our contracted vessels, the HN 1561. We have also, as described below, signed commitment letters with Aegean Baltic Bank S.A. and HSH Nordbank AG and with The Royal Bank of Scotland with respect to two new senior secured non-amortizing revolving credit facilities, under which we intend to finance the acquisition of each of our other 15 contracted vessels and refinance some of our existing indebtedness with those lenders. The following summarizes certain terms of our existing credit facilities:

Lender(1)	Available Principal Amount	Outstanding Principal Amount(2)	Interest Rate	Maturity	Remaining Repayment Installments
HSH NORDBANK(3)	—	$51.0 million	LIBOR + 0.775%	Due March 2014	31 quarterly installments: $1.0 million Balloon: $20.0 million
KEXIM(4)	—	$106.7 million	FIXED at 5.0125%	Due November 2016	40 quarterly installments: $2.6 million Plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.
KEXIM-FORTIS(5)	$17.1 million	$126.9 million	FIXED at 5.02%	12 years (from delivery of vessels)	First semi-annual installment: $2.8 million 2nd-24th quarterly installments: $5.6 million Final semi-annual installment: $2.9 million Balloon: $9.0 million
AEGEAN BALTIC BANK(6)	—	$179.1 million	LIBOR + 0.825%	Due June 2013	27 quarterly installments: $4.2 million Balloon: $66.4 million
THE ROYAL BANK OF SCOTLAND(7)	—	$175.5 million	LIBOR + 0.80%	Due October 2013	First 6 semi-annual installments: $12.25 8th-16th installments: $8.5 million Balloon: $34.0 million

The following vessels in our fleet are unencumbered: the Hyundai Duke, the Norasia Hamburg, the YM Yantian, the YM Milano, the Victory I, the Henry, the Independence, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Pacific Bridge, the Eagle Express and the MOL Confidence. In accordance, however, with the terms of the commitment letter we have entered into with RBS for a new senior secured credit facility described below under "—New Credit Facilities," we intend to mortgage the Norasia Hamburg, the YM Yantian, the YM Milano, the Victory I and the MOL Confidence under such new senior secured credit facility.

(1)
We entered into an unsecured $75.0 million loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation, which is described more fully under "Description of Indebtedness—Our Credit Facilities—Seasonal Maritime Corporation Credit Facility." Interest on the outstanding principal amount of this loan accrues at a rate of LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. We also entered into a $30.4 million loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. We repaid $25.4 million of the amount borrowed under this loan agreement on June 16, 2006, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006.
(2)
As of June 30, 2006.
(3)
Our credit facility with HSH Nordbank AG is collateralized by mortgages and other security relating to the Vancouver Express (ex P&O Nedlloyd Caribbean) and the Maersk Derby (ex P&O Nedlloyd Caracas).
(4)
Our KEXIM credit facility is collateralized by mortgages and other security relating to the CSCL Europe and the CSCL America.
(5)
Our KEXIM-FORTIS credit facility is collateralized by mortgages and other security relating to the CSCL Pusan (ex HN 1559) and the HN 1561, which we expect to take delivery of in November 2006. The maximum credit facility amount is $144.0 million. As indicated in the above table, we have not fully drawn down this credit facility, and as of June 30, 2006

  $17.1 million remained available to us for future borrowings. In connection with the delivery to us of the CSCL Pusan (ex HN 1559) on September 8, 2006 we drew down an additional $7.7 million, leaving $9.4 million available to us for future borrowings. The borrowings under Tranche A of this credit facility attributable to the CSCL Pusan (ex HN 1559) will be repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007, and the repayment of the borrowings under Tranche B attributable to the CSCL Pusan (ex HN 1559) will consist of a balloon payment of $4.5 million payable with the final installment of Tranche A on September 8, 2018. The repayment schedule of the portion of the borrowings attributable to the HN 1561 under this credit facility will be determined upon delivery of the HN 1561.

(6)
Our credit facility with Aegean Baltic Bank S.A. is collateralized by mortgages and other security relating to the APL England, the APL Scotland, the APL Belgium and the Hyundai Commodore.
(7)
Our credit facility with The Royal Bank of Scotland is collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg, the Maersk Constantia and the APL Holland, as well as the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C, and the MV Achilleas, which we have agreed to sell. Upon our delivery of these vessels to the purchaser, we currently intend to replace these vessels as collateral under this credit facility with certain of our unencumbered vessels, which are described above.

              Our existing credit facilities contain financial covenants requiring us to:

  •
  maintain stockholders' equity of at least $250.0 million (except for the KEXIM-Fortis credit facility, which requires at least $100.0 million);

  •
  maintain an aggregate market value of the vessels in our fleet in excess of 145.0% of our net consolidated debt;

  •
  maintain adjusted stockholders' equity in excess of 30.0% of our total assets;

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0;

  •
  maintain cash and cash equivalents in an amount of no less than $30.0 million (except for the Eurobank and KEXIM-Fortis credit facilities, which require at least $20.0 million); and

  •
  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate market value of our vessels mortgaged thereunder.

              As of June 30, 2006, we were in compliance with each of these financial ratio requirements and financial covenants. The covenants described above are those contained in our existing credit facilities. The covenants that will be contained in our new senior credit facilities are described in general below. For additional information regarding our existing credit facilities see "Description of Indebtedness."

    New Credit Facilities

              We have signed commitment letters with Aegean Baltic Bank S.A. and HSH Nordbank AG and with The Royal Bank of Scotland with respect to two new senior secured non-amortizing revolving credit facilities to partially refinance our existing senior secured indebtedness with those lenders and to partially finance planned and future vessel acquisitions.

    New RBS Credit Facility

              We, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, have signed a commitment letter with The Royal Bank of Scotland for a new senior revolving credit facility in the aggregate amount of up to $700.0 million, which we refer to as the new RBS credit facility. The new RBS credit facility will be divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility will be made available in four advances. Advance 1 of Tranche A will be in an amount of up to $100.0 million and collateralized by the APL Holland and the MOL Confidence. Advance 2 will be in an amount of up to $22.0 million and collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg and the Maersk Constantia. Advance 3 will be in an amount of up to $46.0 million and collateralized by mortgages and other security relating to the YM Yantain and Norasia Hamburg. Advance 4 will be in an amount of up to $32.0 million and collateralized by mortgages and other security relating to the Victory I and the YM

Milano. We intend to use the borrowings under Tranche A for working capital and to refinance outstanding indebtedness under our existing credit facility with RBS, which is currently collateralized by mortgages and other security relating to APL Holland, the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg and the Maersk Constantia, as well as the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C, and the MV Achilleas, which we have agreed to sell. Tranche B of the new RBS credit facility will be for a maximum amount of $500.0 million. Tranche B may be used to provide financing for a portion of our contracted fleet, future vessel acquisitions in the container or drybulk sectors, or our other ship financing or corporate activities. The revolving period will commence upon the first drawdown under Tranche A and will have a duration of five years. The interest rate on the new RBS credit facility will be 0.75% over LIBOR.

              Sixty-six months after the first drawdown, the available credit limit under Advance 1 of Tranche A will be reduced by six semi-annual reductions of $11.5 million, and a balloon reduction of $31.0 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 2 of Tranche A will be reduced by four semi-annual reductions of $0.75 million, and a balloon reduction of $19.0 million together with the last reduction. Eighteen months after the first drawdown, the available credit limit under Advance 3 of Tranche A will be reduced by four semi-annual reductions of $9.5 million, and a balloon reduction of $8.0 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 4 of Tranche A will be reduced by four semi-annual reductions of $6.5 million, and a balloon reduction of $6.0 million together with the last reduction. Each advance made under Tranche B for the financing of a newbuilding will have a term of 10 years from the first drawdown, and there will be no reductions in the available credit limit under each advance until five years after the first drawdown under Tranche A. Six months after this five-year period ends, the available credit limit under each advance will likewise be reduced by equal semi-annual reductions, together with a balloon reduction equal to the balloon reduction that will be payable as though Tranche B were a 10-year loan repayable on an 18-year straight-line basis. Advances under Tranche B for the purchase of secondhand vessels have similar repayment terms, with slightly shorter time periods for repayment, depending upon the age of the vessel.

              The new RBS credit facility will contain financial covenants requiring us to:

  •
  ensure that the aggregate market value of the vessels mortgaged under the new credit facility exceeds 125.0% of the aggregate outstanding principal amount thereunder at all times;

  •
  maintain liquidity in the amount of at least $30.0 million;

  •
  ensure that our net worth exceeds $400.0 million;

  •
  ensure that our total liabilities, at all times, will be no more than 70.0% of the market value of our adjusted total assets; and

  •
  maintain operating cash flow, defined as EBITDA, of at least 250.0% of net consolidated interest expense.

              The new RBS credit facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of RBS before we incur any new indebtedness that is secured by the mortgaged vessels. It will also require that our chief executive officer, Dr. Coustas, or members of his family, control at least 51.0% of our outstanding capital stock and that the vessels mortgaged under the facility are at all times managed by our manager. In addition, we and our subsidiaries will not be permitted under the new RBS credit facility to pay dividends if there is a breach of covenant or an event of default.

    New Aegean Baltic-Nordbank Credit Facility

              We, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, have signed a commitment letter with Aegean Baltic Bank S.A. and HSH Nordbank AG for a new revolving and term loan credit facility in the aggregate amount of $700.0 million, which we refer to as the new Aegean Baltic-Nordbank credit facility. The new Aegean Baltic-Nordbank credit facility will be divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility will be for a committed amount of $200.0 million and will be collateralized by mortgages and other security relating to the APL Belgium, the APL England, the APL Scotland and the Hyundai Commodore. We intend to use the borrowings under Tranche A to refinance outstanding indebtedness under our existing credit facility with Aegean Baltic Bank, which is currently collateralized by mortgages and other security relating to these same vessels. Tranche B of the new Aegean Baltic-Nordbank credit facility will be for a maximum amount of $500.0 million. Tranche B is to be used to provide financing for future vessel acquisitions, or other ship financing or corporate activities. The interest rate on the new Aegean Baltic-Nordbank credit facility will be 0.75% over LIBOR. The revolving period will commence upon signing of this credit facility and will have a duration of five years. The loan will be repayable in up to 20 consecutive quarterly installments beginning in 2011 and a balloon payment, if applicable, together with the last payment due in 2016.

              The new Aegean Baltic-Nordbank credit facility will contain financial covenants requiring us to:

  •
  maintain liquidity in the amount of at least $30.0 million;

  •
  ensure that our net worth, prior to this offering, exceeds $250.0 million, and after this offering, exceeds $400.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70.0% of the market value of our adjusted total assets; and

  •
  maintain operating cash flow, defined as EBITDA, of at least 250.0% of net consolidated interest expense.

              We expect that the new Aegean Baltic-Nordbank credit facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the lenders' consent before we incur any new indebtedness that is secured by the mortgaged vessels. In addition, we and our subsidiaries will not be permitted to pay dividends under our new Aegean Baltic-Nordbank credit facility if there is an event of default. Under our new Aegean Baltic-Nordbank credit facility, we and our subsidiaries are not permitted to change our manager, or to allow a change in our ownership, a merger with another entity or a corporate reorganization, without the prior written consent of the lenders. In addition, following this offering, we will not be permitted to de-list from the New York Stock Exchange or be privatized without the prior written consent of our lenders. Events of default under this credit facility include a material adverse change in our business condition and the failure of the Coustas Family to continue to own, directly or indirectly, at least 50% of the voting power of our outstanding capital stock.

Leasing Arrangements

              We have entered into leasing arrangements with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance (UK) Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one of the containerships under construction, the HN 1561. As part of these leasing arrangements, a separate limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies purchased each of these vessels. We charter-in these vessels from

AML, which charters them in from the applicable partnership, and sub-charter the vessels to liner companies. We pay a fixed rate, which during the first 6 1/2 years of the leasing arrangements is a nominal amount, to charter-in these vessels from AML and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.

              Under the terms of these leasing arrangements, upon an event of default, total loss of the vessel or 6 1/2 years into the term of the lease, which will fall on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), and will fall on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the HN 1561, the Lloyds Bank subsidiary has a put option to sell its 99.996% interest in the partnership owning each respective vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest. Each of Allco Finance (UK) Limited's put option to us and our purchase option are exercisable only if the Lloyds Bank subsidiary has exercised its put option.

              If, however, the put option is not exercised we would be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In that case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess of a pre-set level of the charter-in rate. Further, we would continue to be entitled to retain all of the charter revenue we earn from chartering-out these vessels to our liner company customers. As part of the leasing arrangements, we made a deposit with respect to each of these vessels denominated in British pounds, in an amount expected to represent, after 6 1/2 years, approximately 75% of the original purchase price of the applicable vessel. This cash deposit with The Royal Bank of Scotland collateralizes the entire amount of a letter of credit issued by The Royal Bank of Scotland to secure our obligation to pay the put option price. If the put option is not exercised and, as a result, the letter of credit with respect to any of these vessels is not called, this deposit would be returned to us.

              On April 7, 2006, new legislation was proposed in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. This legislation was enacted on July 19, 2006. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million pounds ($80 million), although the increase in this put price could vary. In the three months ended June 30, 2006, we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

              We currently have operational control over these six vessels. Even if the put option is not exercised, we will continue to have operational control over each of these vessels under the terms of the leasing arrangements during the period we charter-in these vessels from AML. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

              As part of the leasing arrangements we have agreed to financial covenants with a subsidiary of Lloyds Bank requiring us to:

  •
  maintain adjusted stockholders' equity of at least $100.0 million;

  •
  ensure that adjusted stockholders' equity exceeds 30% of our total assets;

  •
  maintain at least $5.0 million in cash or cash equivalents;

  •
  ensure that our outstanding indebtedness does not exceed 75% of the aggregate market value of the vessels subject to the leasing arrangements; and

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145% of our net consolidated debt at all times.

              The leasing arrangements also include covenants that require the current stockholders of Danaos Corporation to continue to hold at least 60% of its outstanding capital stock and that we continue to own, directly or indirectly, all of the share capital of our subsidiaries that charter-in the vessels subject to the respective leasing arrangements. Under the leasing arrangements, we are not restricted from paying dividends so long as we remain in compliance with the covenants set forth in the preceding sentence and the last two bullet points above, our adjusted stockholders' equity exceeds 35% of our total assets, we maintain cash and cash equivalents of $20.0 million and we maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

Contractual Obligations

              Our contractual obligations as of December 31, 2005 were:

	Payments Due by Period
	Total	Less than 1 year (2006)	1-3 years (2007- 2008)	3-5 years (2009- 2010)	More than 5 years (After January 1, 2011)
	Dollars in thousands
Long-term debt obligations	$687,413	$58,865	$133,638	$122,388	$372,522
Interest on long-term debt obligations(1)	209,414	31,068	67,946	51,883	58,517
Payments to our manager(2)	25,626	8,527	17,099	—	—
Vessel purchase agreements:
Newbuilding contracts(3)	128,780	23,780	105,000	—	—
Vessel acquisition agreements(4)	111,150	—	111,150	—	—

Total(5)	$1,162,383	$122,240	$434,833	$174,271	$431,039

(1)
We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The interest payments are based on an assumed LIBOR rate of 5.5% with respect to the Eurobank, HSH Nordbank, Aegean Baltic and RBS credit facilities. See "—Credit Facilities" and "Description of Indebtedness."
(2)
Under our management agreement with Danaos Shipping, from July 1, 2005 to December 31, 2008, we have paid and will pay it $250 per vessel per day for vessels on a bareboat charter and $500 per vessel per day for the remaining vessels in our fleet. We also pay our manager $500 per day for providing certain commercial, chartering and administrative services. As of December 31, 2005 we had a fleet of 32 vessels, which increased to 33 vessels with the delivery of one secondhand vessel on March 23, 2006 and decreased back to 32 vessels with the sale of one drybulk carrier, the Sofia III, on May 12, 2006, increased to 33 vessels upon the delivery of the CSCL Pusan (ex HN 1559) to us on September 8, 2006 and will decrease to 27 vessels with the sale, as agreed in August 2006, of six drybulk carriers upon expiration of the vessels' respective charters over the next six to eight months and to 26 vessels with the sale of the APL England to APL-NOL upon expiration of its current charter in February 2007. Our fleet will increase, assuming no further vessel dispositions, with the expected delivery of one newbuilding in November 2006, one secondhand vessel in the first half of 2007, two newbuildings and one secondhand vessel in the second half of 2007, four newbuildings in the second half of 2008, four newbuildings during the first half of 2009 and three newbuildings during the second half of 2009. After December 31, 2008, these fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $400,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement over the initial term which expires on December 31, 2008, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this prospectus. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.
(3)
The $8.39 million portion of the purchase price for the CSCL Pusan (ex HN 1559) that remained unpaid as of December 31, 2005 was paid upon the delivery of the vessel to us on September 8, 2006. Of the purchase price for the HN 1561 of $83.9 million, $8.39 million remains unpaid. This amount is payable upon delivery of the vessel, which is expected to occur in

  November 2006. Of the total combined purchase price for the HN 1639 and the HN 1640, expected to be delivered in the second half of 2007, $112.0 million of $140.0 million remains payable. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in the table. On March 28, 2006 we entered into contracts with Samsung for the construction of four 4,253 TEU vessels, the HN 1670, the HN 1671, the HN 1672 and the HN 1673, which are expected to be delivered to us throughout the second half of 2008 at a price of $63.8 million each. Of the aggregate $255.2 million purchase price for the HN 1670, the HN 1671, the HN 1672 and the HN 1673, $51.04 million was payable within one year of December 31, 2005, of which an aggregate of $25.52 million ($6.38 million with respect to each vessel) was paid as deposits on March 28, 2006. The remaining $204.16 million is payable at specified times between March 28, 2006 and December 31, 2008. On May 12, 2006 we entered into contracts with Samsung for the construction of two 4,253 TEU vessels, the HN 1698 and the HN 1699, which are expected to be delivered to us in the first half of 2009 at a price of $63.8 million each. Of the aggregate $127.6 million purchase price for the HN 1698 and the HN 1699,$12.76 million ($6.38 million with respect to each vessel) was payable within one year of December 31, 2005, which amount was paid as deposits on May 22, 2006. The remaining $114.84 million is payable at specified times between May 22, 2006 and June 30, 2009. On July 26, 2006 we entered into contracts with Sungdong for the construction, at a price of $91.5 million each, of five 6,500 TEU vessels, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, which are expected to be delivered to us during 2009. Of the aggregate $457.5 million purchase price for these vessels, $91.5 million ($18.3 million with respect to each vessel) was paid in August 2006. The remaining $366.0 million is payable at specified times between July 2008 and December 31, 2009. We have borrowed $75.0 million of the $91.5 million payment due in August 2006 under a new credit facility with Seasonal Maritime Corporation, dated August 14, 2006. Interest on the outstanding principal amount of this loan accrues at a rate of LIBOR plus 1.0% per annum.

(4)
On March 17, 2005 we entered into contracts to acquire two secondhand 4,300 TEU vessels built in 2004 for $61.75 million each. We expect these two vessels, the E.R. Auckland and the E.R. Wellington, to be delivered in the first and second halves of 2007, respectively. Of the aggregate $123.5 million purchase price for the E.R. Auckland and the E.R. Wellington, $111.15 million remains unpaid. No interest is payable with respect to this obligation if paid on a timely basis, therefore no interest payments are included in this amount. In addition, on February 17, 2006 we entered into a contract to acquire one secondhand 4,651 TEU vessel, built in 1994, for $40.5 million. This vessel, the MOL Confidence, was delivered on March 23, 2006. Of the $40.5 million purchase price for the MOL Confidence, $4.1 million (10%) was paid as a down payment on February 24, 2006, and the remaining $36.5 million was paid upon delivery of the vessel to us on March 23, 2006 and $30.4 million of this purchase price was funded under a loan agreement, dated March 14, 2006, between Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. See "Related Party Transactions—MOL Confidence." We repaid $25.4 million of the amount borrowed under this loan agreement on June 16, 2006, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. Interest on the outstanding principal amount of this loan accrued at a rate of LIBOR plus 1.0% per annum.
(5)
Does not include amounts which are expected to be payable to a subsidiary of Lloyds Bank in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, described in note 7 to our consolidated financial statements for the six months ended June 30, 2006 and note 9(b) to our consolidated financial statements for the three years ended December 31, 2005 included elsewhere herein. These amounts would be payable on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean) and on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the HN 1561.

              Giving effect to the transactions described in the footnotes to the above table, our contractual obligations as of December 31, 2005 would have been as follows:

	Payments Due by Period
	Total	Less than 1 year (2006)	1-3 years (2007- 2008)	3-5 years (2009- 2010)	More than 5 years (After January 1, 2011)
	Dollars in thousands
Long-term debt obligations	$762,413	$58,865	$208,638	$122,388	$372,522
Interest on long-term debt obligations(1)	211,509	32,858	68,251	51,883	58,517
Payments to our manager(2)	25,626	8,527	17,099	—	—
Vessel purchase agreements:
Newbuilding contracts(3)	894,080	104,080	405,110	384,890	—
Vessel acquisition agreements	111,150	—	111,150	—	—

Total(4)	$2,004,778	$204,330	$810,248	$559,161	$431,039

(1)
We expect to be obligated to make the interest payments set forth in the above table with respect to our long-term debt obligations. The "Less than one year" data are derived from actual data for the period up to June 30, 2006, while for subsequent periods the interest payments are based on an assumed LIBOR rate of 5.5% with respect to the Eurobank, HSH Nordbank, Aegean Baltic, RBS and Seasonal Maritime credit facilities. See "—Credit Facilities" and "Description of Indebtedness."
(2)
Under our management agreement with Danaos Shipping, from July 1, 2005 to December 31, 2008, we have paid and will pay it $250 per vessel per day for vessels on a bareboat charter and $500 per vessel per day for the remaining vessels in our fleet. We also pay our manager $500 per day for providing certain commercial, chartering and administrative services. As of December 31, 2005 we had a fleet of 32 vessels, which increased to 33 vessels with the delivery of one secondhand vessel on March 23, 2006 and decreased back to 32 vessels with the sale of one drybulk carrier, the Sofia III, on May 12, 2006, increased to 33 vessels upon the delivery of the CSCL Pusan (ex HN 1559) on September 8, 2006 and will decrease to 27 vessels with the sale, as agreed in August 2006, of six drybulk carriers upon expiration of the vessels' respective charters over the next six to eight months and to 26 vessels with the sale of the APL England to APL-NOL upon the expiration of its current charter in February 2007. Our fleet will increase, assuming no further vessel dispositions, with the expected delivery of one newbuilding in November 2006, one secondhand vessel in the first half of 2007, two newbuildings and one secondhand vessel in the second half of 2007, four newbuildings in the second half of 2008, four newbuildings during the first half of 2009 and three newbuildings during the second half of 2009. After December 31, 2008, these fees will be adjusted annually by agreement between us and our manager. In addition, we also will pay our manager a commission of 0.75% of the gross freight, demurrage and charter hire collected from the employment of our ships, 0.5% of the contract price of any vessels bought or sold on our behalf and $400,000 per newbuilding vessel for the supervision of newbuilding contracts. We expect to be obligated to make the payments set forth in the above table under our management agreement over the initial term which expires on December 31, 2008, based on our currently contracted revenue, as reflected above under "—Factors Affecting Our Results of Operations—Operating Revenues," and our currently anticipated vessel acquisitions and dispositions and chartering arrangements described in this prospectus. No interest is payable with respect to these obligations if paid on a timely basis, therefore no interest payments are included in these amounts.
(3)
Does not include $75.0 million paid in August 2006 as a portion of the initial payments due in August 2006 under new building contracts for the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, which amount was borrowed from Seasonal Maritime Corporation in August 2006 and is reflected in "Long-term debt obligations" with the related interest payments reflected in "Interest on long-term debt obligations."
(4)
Does not include amounts which are expected to be payable to a subsidiary of Lloyds Bank in connection with the leasing arrangements for the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean), the CSCL Pusan (ex HN 1559) and the HN 1561, described in note 7 to our consolidated financial statements for the six months ended June 30, 2006 and note 9(b) to our consolidated financial statements for the three years ended December 31, 2005 included elsewhere herein. These amounts would be payable on April 14, 2011 with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean) and on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the HN 1561.

Quantitative and Qualitative Disclosures About Market Risk

    Interest Rate Risk

              In connection with certain of our credit facilities under which we pay a fixed rate of interest, we entered into interest rate swap agreements designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. We have recognized these derivative instruments on the balance sheet at their fair value. Pursuant to the adoption of our Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in our earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps will be performed on a quarterly basis, on the financial statement and earnings reporting dates. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature described below because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

              The commitment letters we have signed with respect to our new Aegean Baltic-Nordbank credit facility and our new RBS credit facility each provide that we may enter into similar interest rate swap agreements in connection with these credit facilities as well.

              Set forth below is a table of our interest rate swap arrangements as of December 31, 2005 and June 30, 2006.

						Fair value
			Notional Amount on Effective Date
Counter-party	Effective Date	Termination Date		Contracted Rate	Swap Rate	December 31, 2005	June 30, 2006
	(Dollars in thousands)
RBS	12/15/2004	8/27/2016	$60,528	5.01% p.a.	LIBOR plus 0.84% p.a.	$(1,608)	$(3,225)
RBS	11/17/2004	11/2/2016	$62,342	5.01% p.a.	LIBOR plus 0.86% p.a.	(1,724)	(3,396)

Total fair value						$(3,332)	$(6,621)

              SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of SFAS 133," and SFAS 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which has been effective for us since January 1, 2001, established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. They require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change.

    Foreign Currency Exchange Risk

              We generate all of our revenues in U.S. dollars, but for the year ended December 31, 2005 and the six months ended June 30, 2006 we incurred approximately 42% and 40%, respectively, of our expenses in currencies other than U.S. dollars. As of June 30, 2006, approximately 41% of our outstanding accounts payable were denominated in currencies other than the U.S. dollar (mainly in Euro). We have not entered into derivative instruments to hedge the foreign currency translation of assets or liabilities or foreign currency transactions other than as described below with respect to expected inflows in connection with the leasing transactions with respect to vessels in our fleet and we do not use financial instruments for trading or other speculative purposes. We have recognized these financial instruments on our balance sheet at their fair value. These foreign currency forward contracts did not qualify as hedging instruments until June 30, 2006, and thus, we have recognized changes in their fair value in our current period earnings. As of July 1, 2006 these foreign currency forward contracts qualify for hedge accounting and, accordingly, since that time changes in the fair value of these instruments are not recognized in current period earnings.

              In connection with the leasing arrangements with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one 9,580 TEU containership under construction, the HN 1561, we are entitled to a predetermined amount denominated in British pounds, expected to be equal to approximately 75% of the original purchase price of each vessel, if the put option to sell the equity interest in the partnership which owns these vessels to an entity which can be controlled by us at our option is not exercised with respect to any or all of these vessels. If the value of the British pound declines against the dollar we may have to make provision in our financial statements for foreign currency exchange loss. Although we have entered into forward contracts to economically hedge our exposure to currency fluctuations in connection with certain aspects of the leasing transactions as described below, we have not hedged against fluctuations in the value of the British pound against the dollar with respect the value of the deposit to which we would be entitled if the put option is not exercised, and as a result our operating results could be affected if the value of the British pound against the dollar were to deteriorate at the time the deposits are returned to us.

              We entered into foreign currency forward contracts in 2004 to economically hedge our exposure to fluctuations of anticipated cash inflows in British pounds relating to the leasing arrangements. Under the contracts, we will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). These contracts do not qualify for hedge accounting under SFAS 133.

              The total fair value change of the forward contracts as of December 31, 2005 and June 30, 2006 is shown in our income statement in "Gain/(loss) on fair value of derivatives" and amounted to a gain of $3.7 million and a loss of $3.1 million, respectively. On our consolidated balance sheet a related asset is shown under "Non current assets—other assets" and amounted to $1.4 million as of December 31, 2005 whereas as of June 30, 2006 a related liability is shown under "Long term liabilities—other liabilities" and amounted to $1.7 million.

Off-Balance Sheet Arrangements

              We do not have any other transactions, obligations or relationships that could be considered material off-balance sheet arrangements.

Critical Accounting Policies

              We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. We base these estimates on the information currently available to us and on various other assumptions we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Following is a discussion of the accounting policies that involve a high degree of judgment and the methods of their application. For a further description of our material accounting policies, please read note 2 to our consolidated financial statements included elsewhere in this prospectus.

    Purchase of Vessels

              Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise we charge these expenditures to expenses as incurred. Our financing costs incurred during the construction period of the vessels are included in vessels' cost.

              The vessels that we acquire in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics, such as management agreements, employees and customer base, otherwise we treat an acquisition of a secondhand vessel as a purchase of assets. Where we identify any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, we record all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. We have in the past acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in our fleet that were purchased in the secondhand market were acquired with existing charters. We determined that the existing charter contracts for these vessels, other than the charter for the MOL Confidence, not have a material separate fair value and, therefore, we recorded such vessels at their fair value, which equaled the consideration paid. In respect of the existing time charter for the MOL Confidence, we identified a liability of $14.6 million, which we recorded as unearned revenue in "Current Liabilities—Unearned Revenue" and "Long-Term Liabilities—Unearned Revenue, net of current portion" on our balance sheet for the existing charter, which will be amortized over the remaining period of the time charter.

              The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables, including market charter rates, expected future charter rates, future vessel operating expenses, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.

    Lease Arrangements

              Although we do not own four of the containerships in our current fleet which may be sold to us pursuant to a put option, we consider these vessels to be owned by us for financial reporting purposes since the vessels are under our operational control and we retain risks associated with ownership. We reflect the indebtedness under which the vessels are mortgaged as a liability on our balance sheet. However, if any holder of the put options elects not to exercise its option, we would no longer treat the applicable vessels as owned by us for financial reporting purposes. As a result, our balance sheet assets and liabilities, as well as the provisions we may make for depreciation and amortization in our financial statements related to these vessels, would be affected.

    Revenue Recognition

              Our revenues and expenses are recognized on the accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

              We have been a member of a pool arrangement with respect to two drybulk carriers, the Alexandra I and the MV Achilleas, which we have agreed to sell. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual vessels in the pool adjusted for any off-hire amount. Distributions of time charter hire to us have been made every two weeks according to the pooling arrangement. An amount not exceeding four weeks' time charter hire for each of our vessels in the pool was permitted to be withheld from us as working capital for the pool. For the periods prior to the sale of these vessels, revenue related to the pooling arrangements is recognized only when all contingencies under the agreements are resolved.

    Special Survey and Drydocking Costs

              We follow the deferral method of accounting for special survey and drydocking costs. Actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written-off.

    Vessel Lives

              Our vessels represent our most significant assets and we state them at our historical cost, which includes capitalized interest during construction and other construction, design, supervision and predelivery costs, less accumulated depreciation. We depreciate our containerships, and for the periods prior to their sale, our drybulk carriers, on a straight-line basis over their estimated remaining useful economic lives. Historically, we estimated this to be 25 years. As of January 1, 2005, we determined that the estimated useful lives of our containerships is 30 years, whereas for drybulk carriers we continued to estimate their useful lives to be 25 years. Depreciation is based on cost less the estimated scrap value of the vessels. Should certain factors or circumstances cause us to revise our estimate of vessel service lives in the future, depreciation expense could be materially lower or higher. Such factors include, but are not limited to, the extent of cash flows generated from future charter arrangements, changes in international shipping requirements, and other factors many of which are outside of our control.

    Impairment of Long-lived Assets

              We evaluate the net carrying value of our vessels for possible impairment when events or conditions exist that cause us to question whether the carrying value of the vessels will be recovered from future undiscounted net cash flows. An impairment charge would be recognized in a period if the fair value of the vessels was less than their carrying value. Considerations in making such an impairment evaluation would include comparison of current carrying value to anticipated future operating cash flows, expectations with respect to future operations, and other relevant factors.

Recent Accounting Pronouncements

              In November 2004 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" (SFAS 151), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, as applicable to us as of January 1, 2006. We do not believe that the implementation of this standard has had or will have a material impact on our financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets—An Amendment to APB 29" (SFAS 153). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005, as applicable to us as of January 1, 2006. We do not believe that the implementation of this standard has had or will have a material impact on our financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" (SFAS 123(R)), which required companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. SFAS 123(R) is effective for public companies for interim and annual financial periods beginning after June 15, 2005 and we will implement it as of January 1, 2006. In March 2005, the SEC released Staff Accounting Bulletin No. 107 "Share Based Payment" (SAB 107), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share based payment arrangements. SFAS 123(R) is applicable to us as of January 1, 2006. We believe that the adoption of this standard will have an effect on our financial position, results of operations or cash flows, as a result of future grants of options or share based payments.

              In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections—A Replacement to APB 20 and FASB Statement 3" (SFAS 154). APB 20 required that voluntary changes in accounting principles be recognized by including in net income for the period of the change the cumulative effect of changing to the new accounting principle. SFAS 154 requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Further when it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The provisions of this statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. We do not believe that the implementation of this standard has had or will have a material impact our financial position, results of operations or cash flows.

              In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155) "Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements. The provisions of this statement will be effective for us for the fiscal year beginning on January 1, 2007.

              In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156) "Accounting for Servicing of Financial Assets—an amendment of FASB Statement No. 140". SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. We do not expect the adoption of this standard to have a material effect on our consolidated financial statements. The provisions of this statement will be effective for us for the fiscal year beginning on January 1, 2007.

THE INTERNATIONAL SHIPPING INDUSTRY

              The information and data contained in this prospectus relating to the containership industry and the drybulk shipping industry has been provided by Clarkson Research Services Limited, or CRS, and is taken from CRS' databases, Containerisation International, Container Intelligence Monthly, World Shipyard Monitor, Dry Bulk Trade Outlook, Container Intelligence Quarterly, Shipping Review and Outlook, Oil and Tanker Trade Outlook and the MDS Transmodal Databank. CRS also supplementally consulted other sources, including Fearnley's Review 2004 (February 2005), Lloyd's Register World Fleet Statistics 2003 (2004), The Drewry Monthly, The Financial Times, The Containership Market in 2004 by Barry Rogliano Salles and Maersk Broker. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. While we refer in this prospectus to all vessels capable of transiting the Panama Canal as "Panamax "vessels, for purposes of this section CRS considers containerships capable of transiting the Panama Canal which have capacities of less than 3,000 TEUs to be in different classes from Panamax, specifically "Sub-Panamax" (2,000 TEU to 2,999 TEU) and "Handy" (1,000 TEU to 1,999 TEU).

Introduction

              Shipping is a global industry and its prospects are closely tied to the level of economic activity in the world. The maritime shipping industry is fundamental to international trade because it is the only practicable and cost effective means of transporting large volumes of many essential commodities and finished goods. Shipping markets are highly competitive and ship charter hire rates are very sensitive to changes in demand for and supply of capacity, and are consequently volatile. There are four main segments in the shipping industry, namely tankers, which carry such cargo as crude oil, petroleum products, etc.; bulk carriers, which carry coal, grain, etc; containerships, which carry only containers; and gas tankers, which carry mostly LPG and LNG. According to the latest available figures, in 2005 total annual world seaborne trade was estimated at 7.2 billion metric tonnes, of which drybulk cargoes amounted to 2.6 billion tonnes and oil cargoes amounted to 2.6 billion tonnes. The following table illustrates the evolution of the various categories of cargoes that comprise world seaborne trade. Global container trade exhibited the highest annual growth rate during the period shown, at 9.9%, which was well above the annual growth rate of world seaborne trade of 3.8%.

World Seaborne Trade, million tonnes

	1990	1995	2000	2005	Avg. growth p.a.%
Container	246	389	628	1,016	9.9%
Crude Oil & Products	1,603	1,860	2,174	2,555	3.2%
Dry Bulk	1,598	1,784	2,040	2,558	3.2%
LPG	28	34	39	37	1.9%
LNG	60	69	104	142	5.9%
Other	625	727	931	930	2.7%

Total	4,160	4,862	5,915	7,237	3.8%

Source: Clarkson Research, September 2006. Average percentage growth based on 1990-2005. 2005 figures estimated.

              The world deep sea cargo ship fleet comprises approximately 24,000 ships with a total capacity of approximately 940 million dwt. The following table shows that, measured by dwt, at the beginning of September 2006, the world deep sea orderbook was approximately equal to 29% of the existing world deep sea fleet. The orderbooks for containerships (approximately 48% of the existing fleet), and LNG carriers (approximately 84% of the existing fleet), each constituted more than 45% of the respective existing fleets for these sectors, measured by dwt.

World Deep Sea Fleet

	Fleet			Orderbook
	No.	mill. dwt	% of dwt	No.	mill. dwt	% of flt	% of dwt
Containerships	3,848	121.8	12.9%	1,286	58.1	21.1%	47.7%
Tankers >10,000 dwt	4,197	357.7	37.9%	1,427	118.7	43.0%	33.2%
Tankers <10,000 dwt	2,050	10.3	1.1%	302	1.7	0.6%	16.9%
Bulkers	6,271	358.8	38.0%	877	72.7	26.4%	20.3%
LPG Carriers	1,019	11.8	1.2%	193	4.7	1.7%	40.1%
LNG Carriers	213	14.4	1.5%	136	12.1	4.4%	83.9%
Other	6,546	68.6	20.2%	2,029	65.8	23.9%	34.6%

Total	24,144	943.3	100.0%	4,964	275.7	100.0%	29.2%

Source: Clarkson Research, September 2006.

The Container Shipping Market

              Container shipping is responsible for the movement of a wide range of goods from one part of the world to another in a unitized form. Participants in the container shipping industry include "liner" companies, who operate container shipping services, containership owners, often known as charter owners, who own containerships and charter them out to the operators, and shippers who require the seaborne movement of containerized goods. Container shipping represents an important and increasingly significant part of the global seaborne movement of goods. In 2005, global container trade stood at an estimated 105 million TEU.1 As of September 1, 2006, the global containership fleet contained 3,848 fully cellular2 containerships, with a total standing slot capacity3 of almost 9.0 million TEU, while the total container capable fleet capacity stood at almost 11.0 million TEU.

              The range of containership owners is diverse, including liner companies, which are often significant corporate entities, and charter owners, who are often part of wider groups involved in other shipping activities. Shipowning generally requires a relatively high level of capital investment. Ownership of the Panamax and above sized sector is less fragmented than the ownership of smaller vessels. There are a large number of charter owners who own a small number of containerships, with over 200 owning just one or two containerships, and the average age of the worldwide containership fleet as of September 1, 2006 was 11.3 years. The six containerships scrapped in 2004 with an average age of 30.4 years indicates that some ships are able to operate for more than 30 years. No containerships were scrapped in 2005.

              Growth in the liner shipping market has been relatively rapid in comparison with other major shipping sectors such as tankers and bulk carriers. In terms of loaded containers moved from origin to destination, estimated global container trade increased from 50.8 million TEU in 1997 to 105.2 million TEU in 2005, a compound average annual growth rate4 of 9.5%. In the last three years demand for container shipping has accelerated strongly, with estimated growth in world container trade reaching 11.6% in 2003, 13.4% in 2004 and 10.1% in 2005.

(1)
A measure of container cargo or container capacity units, TEU = twenty foot equivalent unit.
(2)
Equipped with fixed cell guides for containers throughout.
(3)
Nominal static ship container capacity.
(4)
All period growth rates are compound average growth rates unless stated otherwise.

World Container Trade & Annual Growth

Source: Clarkson Research, September 2006.

              Global container trade is spread over a range of long-haul, regional, and intra-regional routes. The "mainlane" container trades on the major East-West routes are the world's largest in terms of volume, with the Transpacific forming the world's largest container trade, with 17% of the total volume in 2005, followed by the Far East-Europe trade and the Transatlantic. In addition to these trades, there are "intermediate" trades on the mainlane East-West corridor serving the Middle East and the Indian Sub-Continent. North-South trades form the second layer of the global liner network, connecting the Northern hemisphere with South America, Africa and Australasia. Additionally, there are also important intra-regional container trades, for example, intra-Asia or intra-Europe.

World Seaborne Container Trade

		2003	% share	2004	% share	2005	% share	2006	% share
		Estimated, million TEU
Transpacific	eastbound	9.7	11.5%	11.4	11.9%	13.0	12.3%	14.7	12.7%
	growth			17.3%		14.1%		13.5%
	westbound	4.6	5.4%	4.9	5.1%	5.4	5.1%	5.8	5.0%
	growth			6.8%		10.2%		8.0%
Far East-Europe	westbound	6.4	7.6%	7.5	7.9%	8.4	8.0%	9.5	8.2%
	growth			16.5%		12.4%		13.0%
	eastbound	3.1	3.7%	3.5	3.7%	3.7	3.5%	4.0	3.4%
	growth			14.1%		5.1%		7.7%
Transatlantic	westbound	3.1	3.6%	3.2	3.4%	3.3	3.1%	3.4	3.0%
	growth			5.0%		2.3%		4.3%
	eastbound	2.3	2.7%	2.5	2.6%	2.6	2.5%	2.7	2.3%
	growth			7.2%		6.4%		1.8%

Other Trades		55.1	65.4%	62.6	65.5%	68.8	65.4%	76.0	65.4%
	growth			13.5%		9.9%		10.5%

Global Total		84.3		95.6		105.2		116.2
	growth			13.4%		10.1%		10.4%

Source: Clarkson Research, September 2006.

              The Transpacific and the Far East-Europe are the world's two largest container trade routes. In recent years, it has been Chinese trade routes which have driven most of the increase in volumes out of Asia. Chinese trade remains the key factor behind expanding container trade. In 2005, estimated trade volumes on the Eastbound Transpacific trade route grew by 14.1%, and on the Westbound Far East-Europe trade grew by 12.4%. In addition to the impact of China on global container trade, other recent growth areas include trade out of Brazil, trade in and out of Russia and the Baltic, and the intra-Asian trade, which has also been largely influenced by growth in Chinese trade.

              There are limitations and risks to the projections shown in the table above, dependent on future developments in the world economy and global trade patterns. The projections take into account widely available forecasts on the global economy, and just as world economic outlook risks exist, so do risks to the container trade scenarios presented here.

              The demand for containership capacity is dependent on the volume of traffic on the world's container trades. Effective demand is also dependent on trade distance, with longer distance trades generating greater demand for capacity in terms of "TEU-miles', absorbing a greater level of dynamic capacity to move each unit of containerized cargo. Container trade is also seasonal, with the peak season running from the late summer through autumn in the build up to the world's peak consumption period.

              Although this seasonality is felt more sharply in container trade volumes than on the containership charter market, the charter market remains volatile. The volatility of charter rates results from changes in the supply of, and demand for, charter owners' capacity. The degree of charter rate volatility has varied among different sizes of containerships and charter rates for smaller vessels have generally tended to be less volatile. The containership charter market has also been cyclical with periods of relative over-supply of capacity alternating with periods when demand grew more rapidly than available capacity. During each of these periods, the charter market has remained competitive, with charterers seeking competitive rates from a range of owners.

Containership Supply

              Global container trade is served by a large fleet of container carrying vessels. The most significant part of this fleet is the fully cellular containerships, which as of September 1, 2006, comprised 81% of global available TEU capacity among 3,848 ships. The remainder of the container capable fleet is made up of a range of non-fully cellular ship types, including Multi-Purpose Vessels (MPPs), Roll-On Roll-Off vessels (Ro-Ros) and numerous General Cargo ships, which often have container carrying capacity.

              The container carrying fleet has responded to rapid demand growth. Overall container capable standing slot capacity expanded at an annual average of 8.0% in the period 1997-2005, driven mainly by growth of the fully cellular containership fleet, which more than doubled in capacity during the same period of time. As of September 1, 2006, total capacity in the overall container capable fleet was 11.04 million TEU, with a total of 10,738 container capable ships. The capacity of the fully cellular containership fleet grew at an average of 10.6% per annum in the period 1997-2005.

Global Container Capable Capacity

	2003	% share	2004	% share	2005	% share	2006	% share
	Thousand TEU, start year
Fully Cellular Containerships	6,002.5	75.3%	6,537.5	76.7%	7,177.2	78.0%	8,117.8	79.8%
growth			8.9%		9.8%		13.1%
Multi-Purpose Vessels	962.2	12.1%	984.2	11.5%	1,018.0	11.1%	1,051.5	10.3%
growth			2.3%		3.4%		3.3%
Ro-Ros	356.0	4.5%	354.7	4.2%	356.4	3.9%	355.6	3.5%
growth			-0.4%		0.5%		-0.2%
General Cargo Ships	109.6	1.4%	95.6	1.1%	91.9	1.0%	89.4	0.9%
growth			-12.8%		-3.9%		-2.7%

Other	543.1	6.8%	556.9	6.5%	563.7	6.1%	561.3	5.5%
growth			2.5%		1.2%		-0.4%

Total	7,973.4		8,528.9		9,207.2		10,175.6
growth			7.0%		8.0%		10.5%

Source: Clarkson Research, September 2006.

              The fully cellular containership fleet is made up of a wide range of ships from below 500 TEU in capacity to 8,000 TEU and above. At the top end of the scale are the "Deep Sea" containerships of 3,000 TEU and above, which are generally responsible for servicing the mainlane East-West trade routes. These ships are designated as Panamax or Post-Panamax according to their ability to transit the Panama Canal based on their physical dimensions. "Intermediate" containerships are between 1,000 TEU and 2,999 TEU in capacity and generally serve intermediate, North-South, and in some cases intra-regional, trade routes. Ships below 1,000 TEU in capacity are the "Feeder" containerships generally operated on an intra-regional basis, often relaying or "feeding" cargo within a region from or to main port hubs served by mainlane trade routes. A large proportion of the growth in containership capacity in recent years has been in the Panamax and Post-Panamax "Deep Sea" segments. Panamax fleet capacity rose from 1.12 million TEU at the beginning of 1998 to 2.43 million TEU as of September 1, 2006, while Post-Panamax capacity increased from 0.38 million TEU to 2.91 million TEU over the same period.

World Fully Cellular Containership Fleet

Type	Container capacity	Ships	Million TEU
Deep Sea	3000 TEU & above	1,070	5.34
Intermediate	1000-2999 TEU	1,630	2.97
Feeder	100-999 TEU	1,148	0.65

Total		3,848	8.96

Source: Clarkson Research, September 2006.

Orderbook

              As of September 1, 2006, the containership orderbook contained 1,286 ships, with an aggregate 4.65 million TEU, and represented 52% of the existing fleet in terms of capacity. For containerships with capacity of 3,000 TEU or greater, this figure was approximately 67%, with 314 Post-Panamax and 287 Panamax containerships on order at shipyards.

Containership Orderbook

		Orderbook			Year of Delivery:
		Total Ships	Total 000s TEU	% Share of o/book	2006 000s TEU	2007 000s TEU	2008 000s TEU	2009/10 000s TEU
Deep Sea	3000 TEU & above	601	3,593.7	77.2%	319.6	960.8	1172.7	1140.7
Intermediate	1000-2999 TEU	488	909.7	19.5%	133.7	330.2	319.4	126.4
Feeder	0-999 TEU	197	149.7	3.2%	40.1	57.6	40.2	11.9

Total		1,286	4,653.1		493.3	1,348.5	1,532.3	1,279.0

Source: Clarkson Research, September 2006.

The Charter Market

              The containership charter market is playing an increasingly important role in the container shipping industry as a whole. Historically, a significant share of the world's containership capacity had been owned by the liner companies operating container shipping services. More recently, these operators have chosen to charter-in a larger proportion of the capacity that they operate. This remaining containership capacity is controlled by ship owning companies, which use the "charter market" to charter their vessels out to the liner companies. These are often referred to as "charter owners."

              The rapid growth in fully cellular containership capacity has been driven by increases in contracting of containerships. Charter owners have increased their share of the fleet in recent years, and have been responsible for a substantial share of investment in containerships and contracted containership capacity.

Estimated Total Investment In Containership Contracting

Source: Clarkson Research, September 2006.

              With regard to removals from the worldwide containership fleet, the sale for demolition of capacity has generally been fairly insignificant relative to additions to the worldwide fleet. A substantial number of containerships have operated for more than 25 years. As of September 1, 2006, the containership fleet contained 371 ships built in 1980 or earlier (representing 9.6% of the worldwide fleet measured by total number of containerships), with 0.35 million TEU in capacity (3.9% of the worldwide fleet) and 125 ships built in 1975 or earlier. The average age of containerships worldwide at the beginning of September 2006 was 11.3 years.

The Market and Outlook

              The containership freight market is expressed by the rate paid by shippers to move containers on various routes within the global liner network. The graph below shows the development of indicative freight rates on the peak legs of the mainlane trades, i.e. out of Asia on the Transpacific and Far East-Europe routes, and Westbound on the Transatlantic route. In general, from early 2002 through early 2005 container freight rates were mainly on an upward trend, bolstered by relatively rapid increases in demand. However, from mid-2005 into early 2006, container freight rates out of Asia, and to Europe in particular, saw some downward movement.

Mainlane Container Freight Rates

Source: Containerisation International.

              Looking ahead, in 2006 expansion in world container trade is estimated to reach a double-digit percentage for the fifth consecutive year. Taking into account trade volume estimates and historical relationships between trade patterns and container trade flows, it is estimated that container trade grew by 10.1% in 2005 and it is estimated that it will grow by 10.4% in 2006. On the supply side, fully cellular containership capacity alone is estimated to have increased by 13.1% in 2005, and is estimated to grow by 15.6% in 2006, in line with the heavy containership delivery schedule for 2006, while capacity in the overall container capable fleet is estimated to have increased by 10.5% in 2005 and is estimated to grow by 12.9% in 2006.

              There are limitations and risks to these scenarios, dependent on future developments in the world economy and global trade patterns and the development of ordering, deliveries and demolitions in the future. For example, in 2001, the growth in container shipping demand was only 2.5%, which was well below historical average growth rates. At the same time, the containership orderbook represented over 30% of the global containership fleet in terms of capacity at the beginning of that year. The impact of the differential between growth in demand and supply on the container freight market and the containership charter market was sharply negative, pushing rates acutely downwards in both cases.

The Post-Panamax and Panamax Containership Sectors

              The containership markets are served by a range of ship sizes, and the worldwide containership fleet has grown rapidly in recent years. A large amount of the capacity growth has been provided by the largest sectors of the fleet. These are the Deep Sea containerships of 3,000 TEU and above, which make up the Post-Panamax and Panamax sectors. Almost 70% of the growth in TEU capacity in the worldwide containership fleet between the beginning of 1996 and the beginning of 2006 was recorded in these two sectors.

Post-Panamax

              The Post-Panamax containership sector is made up of containerships with large dimensions such that they are unable to transit the Panama Canal. As a result of their physical size, these ships are generally restricted to operating on two trade routes only, the Transpacific, between Asia and the U.S. West Coast, and the Far East/Europe. They can also operate on a combination of the two routes. These two routes are the world's two largest container trade routes, and Post-Panamax containerships are responsible for the carriage of a large amount of the volumes on these two routes.

              At the beginning of September 2006 there were 455 Post-Panamax containerships in the worldwide fleet, with another 287 on order at shipyards. The ships on order comprise approximately 78% of the TEU capacity of the ships in the existing worldwide fleet. The largest Post-Panamax ships in the worldwide fleet at the beginning of September 2006 had over 9,000 TEU in capacity (with one ship recorded as having 11,000 TEU), while on the orderbook there were containerships with 10,000 to 11,000 TEU in capacity. Consistent demand growth on the Transpacific and Far East/Europe trade routes has led to increased demand for new Post-Panamax capacity, and total Post-Panamax capacity has grown in response from 0.15 million TEU at the beginning of 1996 to 2.41 million TEU at the beginning of 2006. Large containerships have remained attractive to liner companies as a result of the lower cost of operation per unit that they can offer.

Post-Panamax Containership Fleet & Orderbook

			Year of Delivery:
	Current Fleet
		Orderbook	2006	2007	2008	2009/10
No. of Ships	455	287	28	65	97	97
Thousand TEU	2,912.6	2,260.0	209.7	519.2	733.0	798.1

Source: Clarkson Research, September 2006.

              At the beginning of September 2006, the global Post-Panamax containership fleet had an average age of 4.5 years. Ninety-two per cent of Post-Panamax capacity was less than 10 years old. The average draft of Post-Panamax containerships was 13.9 meters, the average loa was 298.4 meters and the average beam was 40.9 meters. The average speed of Post-Panamax containerships was 25.1 knots.

Post-Panamax Containership Fleet Age Profile

Source: Clarkson Research, June 2006.

              Demand for new containerships has increased in recent years, and because the supply of shipbuilding capacity has been relatively tight, the newbuilding price for a Post-Panamax containership increased steadily from approximately $60 million at the beginning of 2003, to over $100 million for a 6,200 TEU ship at the end of April 2005. This number then declined slightly to approximately $89 million at the end of November 2005, and increased again to approximately $101 million at the end of August 2006. Given that the market for Post-Panamax containership chartering is not highly transparent, with most charters arranged on a long-term basis in conjunction with a newbuilding contract, it is difficult to provide an accurate assessment of the development of time charter hire for Post-Panamax containerships.

Post-Panamax Containership Prices

Source: Clarkson Research, September 2006.

Panamax

              The Panamax containership sector is made up of containerships of 3,000 TEU and above in capacity, with dimensions such that they are able to transit the Panama Canal. As a result, these ships are more flexible than the Post-Panamax containerships, and largely operate on the three mainlane trade routes—the Transpacific, the Far East/Europe and the Transatlantic. On the Transpacific, they are able to operate from Asia to the U.S. East Coast as well as the U.S. West Coast. Panamax containerships are not exclusive to these routes, however, and some ships with over 3,000 TEU operate on trade routes elsewhere in the global liner network.

              At the beginning of September 2006 there were 615 Panamax containerships in the global fleet, with another 314 on order. Panamax capacity on order equalled approximately 55% of the capacity in the existing worldwide fleet, with 27 ships on order for delivery throughout the remainder of 2006, 105 for delivery in 2007, and 182 for delivery in 2008 and later. Increased demand for Far East-U.S. East Coast services has provided growing demand for Panamax containerships.

Panamax Containership Fleet & Orderbook

			Year of Delivery:
	Current Fleet
		Orderbook	2006	2007	2008	2009/10
No. of Ships	615	314	27	105	103	79
Thousand TEU	2,429.2	1,333.8	109.9	441.6	439.7	342.6

Source: Clarkson Research, September 2006.

              At the beginning of September 2006, the worldwide Panamax containership fleet had an average age of 9.0 years. Sixty-one per cent of Panamax capacity was less than 10 years old, and 82% was less than 15 years old. The average draft of Panamax containerships was 12.5 meters, the average loa was 269.6 meters and the average beam 32.2 was meters. The average speed of Panamax containerships was 23.3 knots.

Panamax Containership Fleet Age Profile

Source: Clarkson Research, September 2006.

              On the back of rising demand for containership capacity and limited supply growth, Panamax containership time charter rates rose from early 2002 through 2003 and 2004, before some downward movement starting in May 2005 which stabilized in March 2006.

Panamax Containership Time Charter Rates

Source: Clarkson Research, September 2006.
Note: Based on 6-12 month time charter.

              Due to rising demand for Panamax newbuilding and secondhand capacity, shipbuilding capacity supply and demand and time charter earnings available, Panamax containership prices increased in 2003 and 2004, before some downward movement starting in the summer of 2005, followed by a return to a slight upwards movement from February to August 2006.

Panamax Containership Prices

Source: Clarkson Research, September 2006.

The Containership Charter and Sale & Purchase Market

Overview

              As of September 1, 2006, it is estimated that 2,029 out of 3,848 fully cellular containerships in the global fleet were owned by charter owners. The share of total capacity5 operated by the top 10 liner companies which was chartered-in increased from about 15% at the beginning of 1993 to approximately 50% at the beginning of August 2006, as liner companies have increasingly turned to other sources for capital investment in ships and increasing funds have become available to charter owners for investment in new containerships (largely in Germany). Liner companies have faced a number of alternative demands on their capital in addition to ships themselves, and moreover, often find a portfolio of owned and chartered capacity to be the most suitable to their requirements. In terms of charter hire revenue, the containership charter market amounted to an estimated total value of $13.9 billion in 2004, and an estimated $17.8 billion in 2005,6 based on prevailing time charter rate levels. The value of the charter market as a whole, however, fluctuates with containership charter rates and is open to risks and limitations as discussed above. Activity in the containership sale and purchase market has also increased over recent years, from around 100,000 TEU in reported sales in 1996 to over 380,000 TEU in 2004 and almost 240,000 TEU in 2005.

(5)
Includes all container capable "liner" capacity.

(6)
Estimated total charter hire revenue before operating and financing costs. Estimate based on charter owner capacity, average daily rate per TEU for 6-12 month time charter, across a range of containership types, and 360 days per year.

Chartered-In Capacity Share of Top 10 Line Operators

Source: Clarkson Research, industry sources, September 2006.

              A substantial part of the containership charter market is focused on containerships of 4,500 TEU or less, and the large majority of charter market activity in this sector is the time charter7 business, with charter periods ranging from a period of months to three years or more. However, in other instances, and generally in the case of larger Panamax and Post-Panamax containerships, the charter owner will contract a containership newbuilding at a shipyard, which is then chartered out to one of the major liner companies on a long-term time charter which could be for a period of up to 10 or 12 years or more in duration.

(7)
In which the charterer hires the vessel from the owner at a per day time charter rate.

              Charter owners have increased their share of the worldwide fleet in recent years, and have been responsible for a substantial share of investment in containerships and contracted containership capacity. The table below shows the estimated investment in the containership fleet as a whole and by size sector, and the share of estimated investment attributable to charter owners. In the five-year period of 2001-2005, charter owners invested on average $9.1 billion in new containership contracts each year. The estimated level of investment in containerships with a capacity of 1,000 TEU and above by charter owners exceeded $10.0 billion in each of 2003, 2004 and 2005, indicative of the increasing role of charter owners in the overall provision of larger containership capacity. The value of investment in containerships, however, fluctuates with containership newbuilding prices, the development of which is open to certain risks and limitations in terms of the demand for new ships, as well as shipbuilding industry supply and demand factors.

Estimated Containership Investment (in billions)

		2001	2002	2003	2004	2005	2006 ytd
Deep Sea	Charter Owner	$1.9	$1.4	$9.8	$5.4	$3.9	$7.6
3,000+ TEU	Total	$4.2	$3.1	$18.4	$16.9	$17.9	$15.7
	Charter Owner %	45%	44%	53%	32%	22%	48%

Intermediate	Charter Owner	$1.2	$0.3	$3.6	$5.0	$7.0	$2.9
1,000-2,999	Total	$1.9	$1.0	$4.3	$6.3	$9.7	$3.5
	Charter Owner %	63%	29%	84%	80%	72%	83%

Feeder	Charter Owner	$0.5	$0.4	$1.1	$1.3	$2.7	$0.9
0-999 TEU	Total	$0.7	$0.5	$1.4	$1.3	$3.6	$1.0
	Charter Owner %	71%	79%	75%	102%	77%	86%

Total	Charter Owner	$3.6	$2.0	$14.5	$11.7	$13.7	$11.4
	Total	$6.8	$4.6	$24.1	$24.4	$31.2	$20.3
	Charter Owner %	53%	45%	60%	48%	44%	56%

Note: Estimated investment based on date of contract, capacity contracted and average per TEU newbuilding prices across a range of containership types. Based on best available historical ownership data.

Source: Clarkson Research, September 2006.

Time Charter Rate Development

              In the containership charter market, there was significant upward movement in time charter rates from the beginning of 2002 until mid-2005. Demand for containership capacity driven by increases in global container trade underpinned this upward market movement, and the market recovered from the falls seen in 2001 to levels beyond previous market highs. Containership economies of scale mean that the daily time charter rate per TEU for a larger containership is smaller than for a ship with lower TEU capacity. The development of estimated 6-12 month time charter rates8 for selected geared9 and gearless containerships are shown in the following table.

8
Based on market assessments by H. Clarkson and Co. Ltd. brokers
9
Geared vessels have their own cranes for the purpose of loading and unloading containers, while gearless vessels do not.

Containership Time Charter Rates

$/day, annual avg.	2003	2004	2005	2006 (ytd)
4,400 TEU gearless	30,125	43,375	43,000	34,188
3,500 TEU gearless	25,667	35,621	38,427	28,188
2,750 TEU gearless	22,125	33,850	34,813	23,875
2,000 TEU gearless	15,883	26,267	28,750	19,344
1,700 TEU geared	13,817	23,108	27,146	18,431

Source: Clarkson Research, September 2006.

              As of the beginning of September 2006, the charter rate for a 4,400 TEU containership was approximately $33,000 per day. From the end of April 2005, containership time charter rates declined until the spring of 2006, with the rate for a 4,400 TEU vessel falling from an average of $50,000 per day at the beginning of May 2005 to approximately $32,500 per day in February 2006, before moving back upwards through the end of April 2006 to approximately $35,000 per day. It remained at that level until the end of July 2006 before falling to $33,000 per day in August 2006. In general, containership charter rates remained, at the beginning of September 2006, above both the previous peak levels of

2000 and historical averages. At the beginning of September 2006 the charter rate for a 3,500 TEU vessel was approximately $27,500 per day, compared to a historical average in the period 1993 to 2005 of $25,555 per day.

              The time charter rate development series featured in the graph below do not cover the very largest containerships of 8,000 TEU and above, or the smaller Post-Panamax ships. These vessels are not currently chartered on the "liquid"10charter market. When owned by charter owners they are generally ordered as new from a shipyard and chartered out to containership operators on long-term time charters in tandem with the arrangement of the newbuilding. As such, development of time charter rates for these ships do not form part of the transparent charter market, and assessments for standard deals cannot generally be meaningfully tracked.

10
The liquid market means the relatively transparent market in which containership chartering is generally conducted. Post-Panamax containership chartering is often connected to a newbuilding arrangement, and is not always included as part of this market.
11
Reported fixtures for fully cellular containerships identified and collected by CRS.

              Along with the positive movements in containership charter rates throughout 2003, 2004 and the first half of 2005, the market also saw an increase in average charter time periods. A fixture is the term used to denote the agreement of a new charter. The average time period of reported fixtures11increased from 11.2 months in January 2003 to 33.8 months in January 2005, reflecting the charter owners' ability to push for longer charter periods in a strong market for containerships. In August 2006 the average period of reported fixtures was 16.1 months, having fallen to 11.5 months in November 2005 when the charter market was moving downwards, and picked back up again to 31.1 months in May 2006, before dropping again through June to August. The average period across reported fixtures observed on the transparent charter market, however, is generally substantially shorter than the charter periods seen for many large containership newbuildings chartered by charter owners to liner companies.

              During 2003 and 2004 the volume of reported fixtures was relatively high, but as demand continued to grow, and a greater number of ships were committed for increasingly longer periods, the lack of supply caused the volume of fixtures to slow during 2005 and the first eight months of 2006.

Containership Time Charter Daily Rates Per TEU

Source: Clarkson Research, September 2006.

              The charter owner containership sector is also subject to the development of containership newbuilding prices, which reflect the cost of the acquisition of new containerships by owners from the shipyards. The graph below shows the development of containership newbuilding prices12 for three sizes of containerships, expressed in dollars per TEU. Since early 2003 newbuilding prices have risen significantly. The total newbuilding price for a theoretical 2,750 TEU containership increased from $29.5 million at the beginning of 2003 to $52.0 million at the beginning of September 2006. Over the same period, for a theoretical 4,600 TEU containership, the newbuilding price rose from $45.0 million to $72.5 million, while the newbuilding price for a theoretical 6,200 TEU containership increased from $60.0 million to $101.0 million. Economies of scale in containership building mean that the cost per TEU involved in building larger containerships is smaller than the cost for ships with smaller TEU capacity.

12
These newbuilding prices are based on market assessments by H. Clarkson & Co. Ltd. brokers. They can vary as to country of build, delivery date and ship specification.

Containership Newbuilding Price Development

Source: Clarkson Research, September 2006.

              The charter owner containership orderbook as of September 1, 2006, was 2.03 million TEU, representing 47.7% of the existing charter owner fleet in terms of capacity. For containerships with a capacity of 3,000 TEU or greater, this figure was 52.4%. As of September 1, 2006, the charter owner orderbook contained 0.30 million TEU for delivery in 2006, 0.65 million TEU for 2007 delivery, and 1.08 million TEU for delivery in 2008 and later.

              The table below shows the containership orderbook in terms of total estimated investment by charter owners.

Charter Owner Containership Orderbook

			Year of Delivery:
		Total Orderbook Thousand TEU	2006 000 TEU	2007 000 TEU	2008 000 TEU	2009/10 000 TEU
Deep Sea	3,000 TEU & above	1,229.1	156.3	346.8	249.3	476.8
Intermediate	1,000-2,999 TEU	683.6	109.9	258.5	244.0	71.2
Feeder	0-999 TEU	115.8	36.2	43.2	25.4	11.0

Total		2,028.5	302.4	648.5	518.7	558.9

% of Current Charter Owner Fleet TEU		47.7%	7.1%	15.3%	12.2%	13.1%

Based on best available ownership data.

Source: Clarkson Research, September 2006.

The Secondhand Containership Market

              As the containership charter market is playing an increasingly important role in the container shipping industry as a whole, the market for the sale and purchase of secondhand containerships has also expanded. The amount of the world's containership capacity owned by liner companies has diminished as liner companies have been willing to charter-in ships from charter owners, whose increased containership ownership has been the result of contracting newbuildings and acquiring containerships on the secondhand market. Activity on the secondhand market for containerships has grown steadily in recent years from relatively low volumes of activity previously. The liquidity of the secondhand sales market is much greater for small and medium-sized containerships than for large vessels. Only 153 of 996 of the secondhand containership sales recorded in the period 1996-2005 involved ships with 3,000 TEU or more in capacity. A portion of this activity has been constituted by the sale of containerships by liner companies to charter owners. These sales have commonly been accompanied by "time charter back" provisions whereby the liner company sells the vessel, removing the asset from its balance sheet, then, as part of the transaction, arranges a time charter of the vessel from the party to which it has sold the ship.

Secondhand Containership Sales Activity

Source: Clarkson Research, September 2006.

              Containership secondhand sales activity rose from 89 ships with 114,243 TEU sold in 1996 to 212 ships with 381,418 TEU sold in 2004. In 2005 a total of 110 ships with 239,690 TEU in capacity were sold. In the first eight months of 2006, 63 containerships with capacity of 155,148 TEU were sold in the secondhand market. While secondhand containership sales volumes show some volatility, it is clear that there has been an upward trend in market activity overall, although volumes in 2005 were down significantly from those in 2004.

              The following graph shows the development of secondhand prices for five year old containerships. Trends in secondhand prices for older containerships typically move according to similar cycles.

Containership Secondhand Price Development

Source: Clarkson Research, September 2006.

Competition in the Container Shipping Market

              There is competition in the containership charter market between a number of classes of industry participants satisfying the demand for containership capacity. Charter owners compete against liner companies themselves (operator owners such as Maersk, MSC and Evergreen), who own container carrying vessels, for the services that they provide. This differs somewhat from the traditional tanker and bulk carrier shipping sectors where owners provide tonnage to charterers who are mainly cargo interests or operators, less inclined to take part in ownership. Containership-owning liner companies are often significant corporate entities, while charter owners are often part of wider groups involved in activities such as ship financing, management or broking. Charter owners are numerous, with over 360 owning containerships as of September 1, 2006.

              Within the charter owner grouping, there is a range of types of shipowner. The largest share of the charter owner containership fleet is owned by German shipowners (examples in the table below include NSB Niederelbe, E.R. Schiffahrt, and Reederei C-P Offen). German owners in total accounted for 61% of the fully cellular containerships in the worldwide charter owner fleet as of September 1, 2006, as well as 73% of the containerships on order to charter owners.

Top Containership Charter Owners by TEU Capacity

	Ships	TEU	Avg. size
NSB Niederelbe	85	353,554	4,159
E.R. Schiffahrt	65	291,778	4,489
Reederei C.-P. Offen	63	236,887	3,760
Costamare	50	192,151	3,843
Peter Dohle	69	174,584	2,530
Zodiac Maritime	42	163,896	3,902
NVA Norddeutsche	31	121,195	3,910
Rickmers Reederei	57	117,135	2,055
Danaos	26	106,535	4,098
Seaspan Container Lines	18	90,278	5,015
Kaisho Shipping	14	82,416	5,887
F Laeisz	23	76,378	3,321
Gebab	25	73,825	2,953
Leonhardt & Blumberg	40	71,608	1,790
Hanseatic Lloyd	23	71,099	3,091
Shoei Kisen	23	69,159	3,007

Ofer Group	22	67,661	3,076
Schulte Group	33	62,974	1,908
Dr. Peters	24	59,917	2,497
Hansa Treuhand	16	58,823	3,676
Hermann Buss	41	52,547	1,282
J-P Schluter	23	51,424	2,236
Oskar Wehr	20	47,505	2,375
Ch. F. Ahrenkiel	21	46,084	2,194
Klaus Oldendorff	23	41,805	1,818

Source: Clarkson Research, September 2006, and industry sources.

              A large number of the ships owned by these companies have been financed by the German KG13 system, which provides tax benefits to private investors in certain shipowning companies. KG equity houses are generally responsible for collecting the funds. In some instances they are part of German shipowning and management groups, and in others they are separate operations working with external shipowning or management companies within Germany. While scheduled changes to the structure of the KG system eliminating the tax benefit (derived from accelerated asset depreciation) to investors have been implemented, KG houses are expected to continue to promote significant investment in ships through the German tonnage tax system. Other identifiable charter owner groupings include Greek owners (of which Danaos is an example), and also include companies using other financing schemes such as Scandinavian KS financing.

13
KG stands for "Kommanditgesellschaft".

              Container shipping demand growth in the future, while open to risks and limitations already detailed, will require the liner shipping companies to further grow their containership capacity. As a result, although that demand could be subject to risks and limitations, the provision of containerships to the market by charter owners maintains the potential for expansion in the future.

Top Liner Operators by TEU in Service

Source: CRS and industry sources, September 2006.

The Drybulk Shipping Market

              Drybulk cargoes are used in many basic industries and in construction, and can be divided into major bulk commodities and minor bulk commodities. Major bulks consist of iron ore, coal and grains.14 Minor bulks cover a wide variety of commodities, such as forest products, iron and steel products, fertilizers, agricultural products, non-ferrous ores, minerals and petcoke, cement, other construction materials and salt.

14
Grains include wheat, coarse grains and soybeans. Clarkson Research includes bauxite, alumina, and phosphate rock as major bulk commodities in published reports but for the purposes of this document it includes only iron ore, coal and grain.

              The chartering of vessels for a specified period of time or to carry a specific cargo is an integral part of the market for seaborne transportation of drybulk cargoes. The charter market is highly competitive. Competition is based primarily on the offered charter rate, the location, technical specification and quality of the vessel and the reputation of the vessel's manager. Typically, the charterparty agreements are based on standard industry terms, which are used to streamline the negotiation and documentation processes. The most common types of employment structures for a drybulk carrier are shown in the table below.

Spot Market	In the spot market the vessel earns income for each individual voyage. Earnings are dependent on prevailing market conditions at the time the vessel is fixed, which can be highly volatile. Idle time between voyages is possible depending on the availability of cargo and position of the vessel. Vessels operating on the spot market generate revenues that are often more volatile than those from other types of shipping.
Contract of Affreightment
Contracts of affreightment (CoA) are agreements by vessel owners to carry quantities of a specific cargo on a particular route or routes over a given period of time using vessels of the owners' choice within specified restrictions. In a CoA the owner is not required to use a specific vessel to transport the cargo, but instead may use any qualified vessel in its fleet.
Time Charter
A time charter is a contract for the hire of a vessel for a certain period of time, with the vessel owner being responsible for providing the crew and paying operating costs. The charterer is responsible for fuel and other voyage costs. A time charter is comparable to an operating lease.
Bareboat Charter
Under bareboat charter, the vessel owner charters the vessel to another company (the charterer) for a pre-agreed period and daily rate. The charterer is responsible for operating the vessel and for payment of the charter rates. A bareboat charter is comparable to a finance lease.
Pool Employment
In pool employment the vessel is part of a fleet of similar vessels, brought together by their owners in order to exploit efficiencies and benefit from a profit sharing mechanism. The operator of the pool sources different cargo shipment contracts and directs the vessels in an efficient way to service these contractual obligations. Pools can benefit from profit and loss sharing effects and the benefits of potentially less idle time through coordination of vessel movements, but vessels sailing in a pool will also be vulnerable to adverse market conditions.

              Charter rates are strongly influenced by the demand for, and supply of, vessel capacity because of the highly competitive nature of the charter market. Bulk carrier charter hire rates are very sensitive to these changes in demand and supply and consequently are volatile.

Drybulk Demand

              Bulk carrier demand is a product of (a) the amount of cargo transported, multiplied by (b) the distance over which this cargo is transported. As illustrated in the chart below, world seaborne trade in drybulk cargoes grew from approximately 1.6 billion tonnes in 1990 to approximately 2.6 billion tonnes in 2005, an average growth of 3.2% per annum. Since 1998, this growth has accelerated to 4.4% per annum. The distance over which the various drybulk commodities are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the locations of production and consumption and their relative growth rates, as well as changes in regional prices of raw materials and manufactures such as coal, grain, and steel products.

Source: Clarkson Research, September 2006.
Note: 2005 figures estimated.

              While the drybulk trade has grown on a global basis, the relative importance of the Asia Pacific region as a key driver of the growth in that trade has increased, in part reflecting the globalization of trade and outsourcing of the manufacturing process. The main driver of growth in Asia Pacific trade in drybulk cargoes, primarily for iron ore imports, has been China. Chinese iron ore imports multiplied by approximately five times between 1999 and 2005, from around 55 million tonnes in 1999 to an estimated 275 million tonnes in 2005, a compounded average growth rate of 31% per annum. The rapid increase in Chinese iron ore imports alone accounted for an estimated 33% of the overall growth in global drybulk trade over the last six years. Certain drybulk trades exhibit levels of seasonality, depending on seasonal supply or demand factors, such as the production of grain or demand for coal.

Drybulk Supply

              The drybulk carrier fleet is generally divided into four major vessel types based on carrying capacity as illustrated in the table below.

Class of Drybulk Carriers	Cargo Capacity (dwt)	Fleet (No. of Ships)	Typical Use
Capesize	>100,000	688	Long haul iron ore and coal transportation for use in the steel industry and power stations.
Panamax	60,000-100,000	1,365	Typically carry coal and grains as well as a number of industrial metals such as alumina and bauxite. Also involved in iron ore and minor bulk trades.
Handymax	40,000-60,000	1,464	Primarily employed carrying steel and forest products, grain, coal, cement, fertilizer, sugar and minerals.
Handysize	10,000-40,000	2,754	Carry variety of bulk cargoes. Often employed on short haul trades.

Source: Clarkson Research, September 2006.
Note: Excludes combination carriers and Great-Lakes-only vessels. Includes vessels above 10,000 dwt only.

              The supply of drybulk carriers is a function of new bulk carrier deliveries, scrapping and loss of tonnage. The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and anticipated charter market conditions. Typically, delivery of a bulk carrier occurs within 12 to 36 months after ordering. The cost of a newbuilding is affected by a number of factors, including overall demand for varying types of large seagoing vessels, shipyard capacity and costs of raw materials, such as steel. As of September 1, 2006, the world bulk carrier orderbook was 72.7 million dwt, a 129% increase since the end of 2002.

              At any point in time, the level of scrapping activity is affected by, among other factors, current and expected charter rate conditions, scrap prices, the age profile of the fleet, the levels of secondhand values in relation to scrap values, as well as operating, repair and survey costs and the impact of regulations. Aging vessels typically require substantial repairs and maintenance to conform to industry standards, including repairs made in connection with periodic surveys by classification societies and dry-docking. With regard to drybulk carrier ownership, barriers to entry are relatively low, for example, in comparison to the operation of a liner company.

Age and Size of the World Drybulk Carrier Fleet

			Fleet				Orderbook
Class	Size (dwt)	No.	Million dwt	% of Flt.	Avg. Age	No.	Million dwt	% of Flt.
Capesize	Over 100,000	688	116.4	32.4%	11.2	170	34.1	29.3%
Panamax	60-99,999	1,365	99.0	27.6%	11.5	232	18.7	18.8%
Handymax	40-59,999	1,464	69.7	19.4%	11.4	256	13.7	19.6%
Handysize	10-39,999	2,754	73.6	20.5%	19.7	219	6.2	8.5%

Total		6,271	358.8	100.0%	15.0	877	72.7	20.3%

Source: Clarkson Research, September 2006.
Note: Includes vessels above 10,000 dwt only. Excludes combination carriers and Great-Lakes-only vessels.
Average age based on number of vessels. Orderbook percentage of fleet based on dwt.

World Drybulk Carrier Fleet Age Profile

Source: Clarkson Research, September 2006.

              The ownership structure of the drybulk carrier fleet is relatively fragmented, with 1,276 owners controlling the 6,271 ships in the worldwide fleet. Even the largest owners control only a small proportion of the worldwide fleet, with the largest group, COSCO, controlling 319 ships with 19.0 million dwt, just 5.3% of the total fleet as measured by dwt. The second largest owning group, Mitsui OSK Lines, controls just 3.2% of the worldwide drybulk fleet. In total, the 20 largest owning groups control 28.4% of the global fleet as measured by dwt.

Panamax & Handymax Drybulk Carriers

              Panamax drybulk carriers engage in long and medium-haul trade in several commodities. The underlying demand for Panamax vessels is driven by three industries: steel production, thermal power generation and grain. The majority of iron ore, coal and grain shipments supply the two major importing regions of East Asia and Europe. Panamax iron ore and coal shipments are sourced primarily from Australia, South Africa and the Americas, with additional sourcing from Indonesia and China, while the main grain loading areas are the U.S. Gulf / West Coast, South America and Australia.

              The average age of a Panamax bulk carrier was 11.5 years as of September 1, 2006. However, due to the strength of the charter market, owners have been reluctant to remove ships from the market. There were no Panamax bulker demolition sales in 2004, and only three in 2005, and the average age of Panamax bulk carriers sold for demolition in that year was 30.1 years.

Panamax Drybulk Carrier Fleet Age Profile

Source: Clarkson Research, September 2006.

              Because of their size and versatility, Handysize/Handymax drybulk carriers are able to service a large number of ports that are inaccessible to larger and ungeared ships. As a result, Handysize/Handymax drybulk carriers ship a wide range of cargo, including major bulks such as coal, iron ore and grain, as well as the numerous commodities that fall into the minor bulk category, particularly steel and scrap, sugar and fertilizer. Traditionally Handymax trade has been dominated by grain exports from the United States and South America, with delivery in Asia and Europe, and steel trade between Europe and Asia, in addition to the carriage of coal and iron ore on both long haul and coastal routes. However, China's economic expansion has added significant new demand, with shipments of iron ore from India and finished steel from the Black Sea and Japan now accounting for a considerable level of trade. Handysize vessels are employed primarily in short-haul trades.

              As of September 1, 2006 there were 1,464 Handymax drybulk carriers in the world drybulk carrier fleet, accounting for an aggregate of 69.7 million dwt and approximately 19% of the world drybulk carrier cargo capacity of vessels larger than 10,000 dwt. This fleet has grown at a rate of between 2.3% and 9.1% over the past six years and has an orderbook for newbuildings equivalent to 19.6% of the current worldwide fleet. The average age of the worldwide fleet is 11.4 years.

Handymax Drybulk Carrier Fleet Age Profile

Source: Clarkson Research, September 2006.

The Charter Market

              The drybulk industry has been highly unpredictable, experiencing volatility of charter rates and vessel values resulting from changes in the supply of, and demand for, drybulk cargoes. The degree of charter rate volatility has varied over time and among different sizes of drybulk carriers. Freight rates for large vessels tend to be more volatile, on average, due to their reliance on a few key commodities and routes. The monthly average trip charter rates for Panamax and Handymax vessels since 1994 are shown in the graph below. In August 2006, the monthly average Panamax trip charter rate was $27,500 per day, significantly below the March 2004 peak of $43,563 per day, but 97% above the average for the period shown. In August 2006, the monthly average Handymax trip charter rate was $22,994 per day, significantly below the March 2004 peak of $34,891 per day, but 87% above the average for the period shown.

Handymax and Panamax Average Trip Charter Rates

Source: Clarkson Research, September 2006.
Note: Average trip charter rates refer to the monthly average of weekly rates for Panamax and Handymax vessels across four routes as defined in Clarkson Research's "Shipping Intelligence Weekly."

              Secondhand vessel values tend to be highly correlated with the freight market. The graph above illustrates that freight rates for these ships have fallen from recent peaks but are still above the long-term historical levels. A similar trend occurs with the secondhand values. As of the end of August 2006, the estimated value of a five-year old 73,000 dwt Panamax drybulk carrier was $41 million, down from the peak in April 2005, but 84% above the historical average for the period shown. As of the end of August 2006, the estimated value of a five-year old 45,000 dwt Handymax bulk carrier was $34 million, down 7% from the peak in April 2005, but 76% above the historical average for the period shown.

Handymax and Panamax Secondhand Vessels Prices

Source: Clarkson Research, September 2006.
Note: Secondhand value time series composed of subjective monthly price assessments by Clarksons brokers and refer to changing vessel specification over time, such as increasing vessel size.

BUSINESS

Overview

              We are an international owner of containerships, chartering our vessels to many of the world's largest liner companies. We currently have a fleet of 27 containerships aggregating 116,115 TEUs, making us among the ten largest containership charter owners in the world, based on total TEU capacity. Our strategy is to charter our containerships under multi-year, fixed-rate time charters to a geographically diverse group of liner companies, including many of the largest such companies globally, as measured by TEU capacity. Currently, these customers include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. Our charters range from two and a half to 12 years, which provides us with stable cash flows and high utilization rates. The average remaining duration of the charters for our containership fleet, including 16 contracted vessels for which we have arranged charters, will be 10.6 years as of October 1, 2006 (weighted by aggregate contracted charter hire). In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the purchaser, which is not affiliated with us, as each vessel's respective charter expires over the next six to eight months. During the time prior to delivery, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market within the next several months, subject to market conditions, including the availability of suitable vessels to purchase. In anticipation of our reinvestment in this sector, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our new senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank will provide, in accordance with the terms of the commitment letters we have entered into for those facilities, for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have not yet, however, identified any specific drybulk carriers to purchase.

              Our company has a long history of operating and investing in the shipping industry. We are principally owned by the Coustas Family. Dimitris Coustas, the father of our chief executive officer, John Coustas, first invested in shipping in 1963 and founded our manager, Danaos Shipping Company Limited, or Danaos Shipping, in 1972. After assuming management of our company in 1987, John Coustas has focused our strategy on building a large, modern containership fleet to serve the container shipping industry. Since early 1993, under John Coustas' leadership, our containership fleet has grown from three multi-purpose vessels with a capacity of 2,395 TEUs to our current fleet of 27 containerships with a capacity of 116,115 TEUs, representing a compounded annual growth rate in TEU capacity of approximately 34.8%. This growth has occurred through multiple shipping cycles and, we believe, has resulted from the broad range of relationships we have developed and the quality of service provided to our customers, as well as our ability to exploit market opportunities during periods when there have been lower market demand and prices for containerships. Consistent with our strategy of pursuing attractive growth opportunities, we currently have newbuilding contracts or purchase agreements for 16 additional containerships, aggregating 84,704 TEUs, which are expected to be delivered to us between November 2006 and December 2009.

              Our company operates through a number of subsidiaries incorporated in Liberia, Cyprus or Singapore, all of which are wholly-owned and either directly or indirectly own the vessels in our fleet.

Market Opportunity

              We believe we are well positioned to continue to grow our business and benefit from the growth in the container shipping industry, which grew at a compound annual rate in excess of 10.0% between 2003 and 2005. We believe the growth in the containership industry has resulted from an increase in worldwide trade volume, caused in part by increased manufacturing of goods in Asia that are being consumed globally. We expect to continue to benefit from the growth in the container shipping industry. Additionally, we also expect to continue to benefit from the trend of liner companies contracting for containership capacity directly from charter owners, like us, which has resulted in charter owners increasing their share of the global containership fleet. As of the beginning of 2006, the largest ten liner companies chartered-in almost 50% of the TEU capacity they deployed from charter owners, an increase from the 15% chartered-in as of the beginning of 1993.

Our Competitive Strengths

              We are one of the world's ten largest containership charter owners as measured by TEU capacity. We have a combined fleet of 43 containerships and we believe that we possess a number of competitive strengths that will allow us to capitalize on the growth opportunities in the containership sector, including:

              Long Standing Relationships with Leading Liner Companies.    We charter our containerships to a diverse customer group consisting of the world's largest liner companies, as measured by TEU capacity. Currently, our containership customers include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. In the past we have had successful chartering relationships with 22 of the 25 largest liner companies, as measured by TEU capacity, which we believe will benefit us in the future as we continue to grow our fleet. The strength of these long-standing relationships and our proven track record of performance have facilitated our ability to enter into multi-year charters with our customers that extend as long as 12 years with option periods that extend thereafter. These long-standing relationships have positioned us to enter into privately negotiated purchases of vessels from these customers which, given the relative scarcity of containerships in the secondhand market, provides us with a valuable source from which to acquire secondhand containerships.

              Stability of Cash Flows Through Multi-Year Charters.    All of the containerships in our combined fleet are, or upon their delivery to us will be, subject to multi-year, fixed-rate time charters that range from two and a half to 12 years. Furthermore, as we have added larger vessels to our fleet, the average duration of our time charters has increased. As of October 1, 2006, the average remaining duration of the charters for our combined containership fleet will be 10.6 years (weighted by aggregate contracted charter hire). Our multi-year charters allow us to maintain a high proportion of contracted cash flows, while their staggered maturities permit us to conduct regular rechartering activity in varying rate environments.

              Reputation for Operational Excellence and Technology Leadership.    We believe that we are able to secure multi-year charters extending up to 12 years with the top liner companies in part because we and Danaos Shipping, our manager, have a strong operating track record. Our manager has been operating containerships since 1984 and has been recognized for implementing advanced technology and innovative processes in order to provide reliable and efficient services. Our manager's and our operational excellence and reliability have resulted in less than 13 total off-hire days for our entire fleet during 2005 other than for scheduled drydockings and special surveys. Our manager's internet-based, on-board communications system was awarded the Lloyds Technical Innovation Award in 2004, and the ship management software developed by our software affiliate is a widely deployed third-party ship management package in the shipping industry.

              Strong Record of Long-Term Growth.    Since early 1993 we have grown our fleet from three multi-purpose vessels with an aggregate capacity of 2,395 TEUs to our current fleet of 27 containerships, which have a total capacity of 116,115 TEUs. We have been successful at acquiring vessels throughout varying shipping cycles over the past 12 years, making purchases and contracting for newbuildings at points of market weakness as well as during periods characterized by higher charter rates and vessel values. Despite the relative scarcity of containerships in the secondhand market, we have increased our containership fleet at an annual compound growth rate (in TEU capacity) of approximately 34.8% since 1993 by, among other things, negotiating private purchases from our liner company customers as well as contracting for newbuildings that incorporate the latest in design innovations. We have contracted for 16 additional containerships with a total capacity of 84,704 TEUs to be delivered to us between November 2006 and December 2009. These 16 vessels represent an approximate 72.9% growth in the TEU capacity of our containership fleet.

              Strong Financial Results and Flexibility.    Our long history of profitable operations has given us strong financial results and enabled us to grow our company. For the year ended December 31, 2005, we generated operating revenues of $241.4 million, net income of $122.9 million and EBITDA of $171.0 million. For the six months ended June 30, 2006, we generated operating revenues of $114.5 million, net income of $44.4 million and EBITDA of $73.8 million. After giving effect to the application of the proceeds of this offering and the financing of our contracted vessels, upon execution of the new senior revolving credit facilities we expect to have in excess of $500.0 million of undrawn availability. We believe that this available financing capacity, together with our policy of retaining a portion of our cash flows, will afford us financial flexibility throughout various shipping cycles and allow us to continue to make selective acquisitions.

Our Business Strategies

              Our primary objectives are to profitably grow our business, increase distributable cash flow per share and maximize value to our stockholders by pursuing the following strategies:

              Provide a High Level of Customer Service.    We will continue to focus on being a high-quality, cost-efficient provider of ships and vessel services and on maintaining a high level of service for our customers that allows them to provide high-quality integrated logistics solutions in the marketplace. We believe that our focus on customer service and our technology leadership enhances our relationships with our charterers. We have successfully chartered our vessels to 22 of the 25 largest liner companies by TEU capacity, many of which, we believe, consider us to be one of their preferred providers.

              Maintain a Diverse Portfolio of Charters.    We will continue to charter our containership assets to a large number of leading liner companies in order to maintain a portfolio of time charters that is highly diverse from a customer, geographic and maturity perspective. Our charters have terms that range from two and a half to 12 years and our liner company customers are geographically diverse with headquarters and operations based throughout the world. These customers are based in China, Taiwan, Singapore, Germany, France and Denmark. We believe our strategy reduces our revenue concentration, minimizes our exposure to any one customer and allows us to recharter our vessels during any particular period in the charter market cycle.

              Actively Acquire Newly Built and Secondhand Vessels.    Given our broad customer relationships and our strong financial flexibility, we believe we are well positioned to take advantage of growth in the industry. We acquired one 4,651 TEU secondhand vessel on March 23, 2006, took delivery of one 9,580 TEU newbuilding on September 8, 2006 and we currently have 14 newbuilding contracts and two secondhand acquisition contracts that will increase the size of our containership fleet by 84,704 TEUs, or approximately 72.9%, between November 2006 and December 2009, assuming no vessel dispositions, other than the sale of the APL England, or further vessel acquisitions. In addition to the vessels already contracted and coming into service, we believe we will have significant financial flexibility to pursue growth through additional selective acquisitions. We will continue to seek multi-year charters to provide newbuildings to customers seeking to expand their services. We also believe our manager's reputation and long history as a leading ship operator positions us as an attractive provider to liner companies, giving us opportunities to acquire secondhand vessels that we can subsequently charter to our customers.

              Continue to Invest in Larger Containerships.    We expect to continue to focus on acquiring larger containerships. We believe that larger containerships are more attractive to our customers because these vessels are able to benefit from economies of scale and constitute the core of the vessels providing their liner services. As a result, larger vessels are attractive investments because our customers prefer chartering them for longer periods of time over chartering smaller TEU capacity vessels, providing us with longer term stable cash flows and reducing our residual vessel value exposure.

Fleet

General

              We deploy our containership fleet principally under multi-year charters with major liner companies that operate regularly scheduled routes between large commercial ports. Our containership fleet is currently comprised of 23 containerships deployed on time charters and four containerships deployed on bareboat charters. The average age (weighted by TEU) of the 27 vessels in our containership fleet will be approximately 11.4 years as of October 1, 2006 and, upon delivery of all of our contracted vessels as of the end of 2009, the average age (weighted by TEU) of the 42 vessels in our containership fleet will be approximately 9.1 years. As of October 1, 2006, the average remaining duration of the charters for our containership fleet, including 16 contracted vessels for which we have arranged charters, will be 10.6 years (weighted by aggregate contracted charter hire).

    Characteristics

              The table below provides additional information about our current fleet of 27 containerships, each of which is a cellular containership.

Vessel Name	Year Built	Vessel Size (TEU)	Time Charter Term(1)	Expiration of Charter(1)	Daily Charter Rate (in thousands)	Charterer
Post-Panamax
CSCL Pusan (ex HN 1559)(2)	2006	9,580	12 years	September 2018	$34.0	China Shipping
CSCL America(3)	2004	8,468	12 years	November 2016	29.5	China Shipping
CSCL Europe(3)	2004	8,468	12 years	August 2016	29.5	China Shipping
APL Belgium(4)	2002	5,506	6 years	January 2008	25.5	APL-NOL
APL England(4)(5)	2001	5,506	6 years	February 2007	25.5	APL-NOL
APL Holland(4)	2001	5,506	6 years	July 2007	25.5	APL-NOL
APL Scotland(4)	2001	5,506	6 years	May 2007	25.5	APL-NOL
Hyundai Commodore	1992	4,651	8 years	May 2013	20.0	Hyundai
Hyundai Duke	1992	4,651	8 years	April 2013	20.0	Hyundai
MOL Confidence	1994	4,651	6.5 years	October 2012	20.8	Hyundai
Panamax
Maersk Derby (ex P&O Nedlloyd Caracas)(6)	2004	4,253	5 years	April 2009	20.6	Maersk
Vancouver Express (ex P&O Nedlloyd Caribbean)(7)	2004	4,253	5 years	March 2009	20.6	Maersk
Norasia Hamburg	1989	3,908	5 years	February 2008	20.8	COSCO
YM Yantian(8)	1989	3,908	5 years	September 2011	30.5	Yang Ming
YM Milano	1988	3,129	3 years	January 2007	23.5	Yang Ming
Victory I	1988	3,098	3 years	July 2007	25.1	Norasia
Independence	1986	3,045	3 years	June 2007	23.6	Wan Hai
Henry	1986	3,039	3 years	May 2007	23.6	Wan Hai
CMA CGM Elbe	1991	2,917	5 years	August 2010	20.4	CMA-CGM
CMA CGM Kalamata	1991	2,917	5 years	August 2010	20.4	CMA-CGM
CMA CGM Komodo	1991	2,917	5 years	August 2010	20.4	CMA-CGM
Pacific Bridge	1984	2,130	3 years	March 2008	27.0	Hapag-Lloyd
Eagle Express	1977	1,704	2.5-3 years	October 2007	22.0	Hapag-Lloyd
Panamax			Bareboat Charter Term(1)
Maersk Constantia(9)	1979	3,101	2.0 years	April 2008	10.0	Maersk
S.A. Helderberg(9)	1977	3,101	2.0 years	December 2007	10.0	Maersk
S.A. Sederberg(9)	1978	3,101	2.0 years	January 2008	10.0	Maersk
S.A. Winterberg(9)	1978	3,101	2.0 years	March 2008	10.0	Maersk

(1)
Earliest date charters could expire. Most charters include options to extend their term.
(2)
Daily charter rate for the first six years of the charter. The daily charter rate for the seventh through twelfth years of the charter is $35,400.
(3)
Daily charter rate for the first six years of the charter. The daily charter rate for seventh through twelfth years of the charter is $29,800.
(4)
Daily charter rate for the first five years of the charter. The daily charter rate is $26,800 for the sixth year of the charter.
(5)
The charterer of this vessel, APL-NOL, has exercised its option to purchase this vessel from us for $44.0 million upon expiration of the current charter in February 2007.
(6)
The charter for this vessel is with P&O Nedlloyd, a subsidiary of Maersk. On December 16, 2005, the P&O Nedlloyd Caracas was renamed the Maersk Derby at the request of P&O Nedlloyd.
(7)
The charter for this vessel is with P&O Nedlloyd, a subsidiary of Maersk. On December 23, 2005, the P&O Nedlloyd Caribbean was renamed the Maersk Deva at the request of P&O Nedlloyd. On January 28, 2006, the Maersk Deva was renamed the Vancouver Express at the request of P&O Nedlloyd.
(8)
In September 2003, we agreed with Yang Ming to charter this vessel until September 14, 2006. We subsequently agreed to charter, beginning on September 14, 2006, the YM Yantian to Yang Ming under a five-year time charter with a charter rate of $30,500 per day, with an option for a two month extension.
(9)
The charter for this vessel is with Safmarine, a subsidiary of Maersk.

              Our contracted vessels have been or are being built based upon designs from Samsung, Hyundai Heavy Industries and Sungdong Shipbuilding & Marine Engineering Co., Ltd. In some cases designs are enhanced by us and our manager, Danaos Shipping, in consultation with the charterers of the vessels and two classification societies, Det Norske Veritas and the Lloyds Register of Shipping. These designs, which include certain technological advances, make the containerships efficient with respect to both voyage speed and loading capability when compared to many vessels operating in the containership sector. The 9,580 TEU vessel we have contracted for is capable of speeds of 25.2 knots on design drafts, which would make it among the fastest containerships afloat.

              Our contracted vessels consist of 14 containerships currently under construction and two 2004-built secondhand containerships. The specifications of our contracted vessels are as follows:

Newbuildings	Year Built	Vessel Size (TEU)	Expected Delivery Date(1)	Time Charter Term	Expiration of Charter	Daily Charter Rate (in thousands)		Charterer
HN 1561	2006	9,580	November 2006	12 years	2018	$34.0	(2)	China Shipping
HN 1639	2007	4,253	September 2007	12 years	2019	26.1		Yang Ming
HN 1640	2007	4,253	November 2007	12 years	2019	26.1		Yang Ming
HN 1670	2008	4,253	July 2008	12 years	2020	22.8		Zim
HN 1671	2008	4,253	September 2008	12 years	2020	22.8		Zim
HN 1672	2008	4,253	November 2008	12 years	2020	22.8		Zim
HN 1673	2008	4,253	December 2008	12 years	2020	22.8		Zim
HN 1698	2009	4,253	March 2009	12 years	2021	22.8		Zim
HN S4001	2009	6,500	April 2009	12 years	2021	34.4		CMA-CGM
HN 1699	2009	4,253	June 2009	12 years	2021	22.8		Zim
HN S4002	2009	6,500	June 2009	12 years	2021	34.4		CMA-CGM
HN S4003	2009	6,500	August 2009	12 years	2021	34.4		CMA-CGM
HN S4004	2009	6,500	October 2009	12 years	2021	34.4		CMA-CGM
HN S4005	2009	6,500	December 2009	12 years	2021	34.4		CMA-CGM
Secondhand
E.R. Auckland	2004	4,300	March 2007	12 years	2019	27.8	(3)	Yang Ming
E.R. Wellington	2004	4,300	September-October 2007	12 years	2019	27.8	(3)	Yang Ming

(1)
Although the expected delivery dates are as set forth in the table above, the contracted delivery dates for our contracted vessels are as follows: HN 1561—January 31, 2007; HN 1639—September 30, 2007; HN 1640—November 30, 2007; HN 1670—July 31, 2008; HN 1671—September 30, 2008; HN 1672—November 30, 2008; HN 1673—December 31, 2008; HN 1698—March 31, 2009; HN 1699— June 30, 2009; E.R. Auckland—March 2007; E.R. Wellington—September 15, 2007 to October 15, 2007; HN S4001—April 30, 2009; HN S4002—June 30, 2009; HN S4003—August 31, 2009; HN S4004—October 31, 2009; HN S4005—December 31, 2009.
(2)
Daily charter rate for the first six years of the charter. The daily charter rate for seventh through twelfth years of the charter is $34,500.
(3)
Daily charter rate for the first four years of the charter. The daily charter rate for fifth through twelfth years of the charter is $26,300.

    Containership Charterers

              As the container shipping industry has grown, the major liner companies have increasingly contracted for containership capacity. Our diverse group of customers in the containership sector currently include Maersk, COSCO, Hapag-Lloyd, CMA-CGM, Hyundai, APL-NOL, Norasia, Yang Ming, Wan Hai and China Shipping. Nine of these customers are publicly listed companies and one other of these customers has investment grade rated securities by Moody's according to Bloomberg LP. In addition, we have arranged multi-year, fixed-rate charters with certain of these customers, as well as with Zim Integrated Shipping Services ("Zim"), a state-owned Israeli entity, for each of the 16 additional containerships we have agreed to purchase. Our 9,580 TEU newbuilding will be chartered to China Shipping, our two 4,253 TEU newbuildings expected to be delivered in the second half of 2007 will be chartered to Yang Ming, and our four 4,253 TEU newbuildings expected to be delivered in the second half of 2008 and two 4,253 TEU newbuildings expected to be delivered in the first half of 2009 will be chartered to Zim, each under 12-year charters and our five 6,500 TEU newbuildings expected to be delivered during 2009 will be chartered to CMA-CGM, each under 12-year charters. The two 4,300 TEU secondhand vessels we have agreed to purchase will be subject to existing charters at the time of delivery, which will have remaining terms of three months. We have agreed to charter these vessels to Yang Ming under 12-year agreements commencing immediately upon the expiration of the charters to which the vessels will be subject at the time of their delivery.

              The containerships in our combined containership fleet are or, upon their delivery to us, will be deployed under multi-year, fixed-rate time charters having initial terms that range from two and a half to 12 years. These charters expire at staggered dates ranging from January 2007 to December 2021, with no more than 12 expiring in any 12-month period. The staggered expiration of the multi-year, fixed-rate charters for our vessels, is both a strategy pursued by our management and a result of the growth in our fleet over the past several years. We believe the staggered expiration dates provide us with stable cash flows and high utilization rates and should mitigate the impact a downturn in the containership sector might have on our revenues and our ability to fully employ our containership fleet in the future. Under our time charters, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs.

              Under the time charters, when the vessel is "off-hire" or not available for service, the charterer is generally not required to pay the hire rate, and we are responsible for all costs. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things, operational deficiencies, drydockings for repairs, maintenance or inspection, equipment breakdown, delays due to accidents, crewing strikes, labor boycotts, noncompliance with government water pollution regulations or alleged oil spills, arrests or seizures by creditors or our failure to maintain the vessel in compliance with required specifications and standards. In addition, under our time charters, if any vessel is off-hire for more than a certain amount of time (generally between 10-20 days), the charterer has a right to terminate the charter agreement for that vessel. Charterers also have the right to terminate the time charters in various other circumstances, including but not limited to, outbreaks of war or a change in ownership of the vessel's owner or manager without the charterer's approval.

    Leasing Arrangements—CSCL Europe, CSCL America, Maersk Derby (ex P&O Nedlloyd Caracas), Vancouver Express (ex P&O Nedlloyd Caribbean), CSCL Pusan (ex HN 1559) and HN 1561

              We have entered into leasing arrangements with a subsidiary of Lloyds Bank, Allco Finance Limited, a U.K.-based financing company, Allco Finance UK Limited, a U.K.-based financing company, and Allocean Maritime Limited, or AML, a U.K.-based ship financing company, with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby(ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one of the containerships under construction, the HN 1561. As part of these leasing arrangements, a separate limited partnership formed by a Lloyds Bank subsidiary (which provides the financing) and the Allco companies purchased each of these vessels. We charter-in these vessels from AML, which charters them in from the applicable partnership, and we then sub-charter the vessels to liner companies. We pay a fixed rate, which during the first 6 1/2 years of the leasing arrangements is a nominal amount, to charter-in these vessels from AML and we, in turn, are entitled to retain all of the charter revenue we earn from sub-chartering these vessels to our liner company customers.

              Under the terms of these leasing arrangements, upon an event of default, total loss of the vessel or 6 1/2 years into the term of the lease, which will fall on April 14, 2011 with respect to the

CSCL Europe, the CSCL America, Maersk Derby (ex P&O Nedlloyd Caracas) and the Vancouver Express (ex P&O Nedlloyd Caribbean), and will fall on April 14, 2013 with respect to the CSCL Pusan (ex HN 1559) and the HN 1561, the Lloyds Bank subsidiary has a put option to sell its 99.996% interest in the partnership owning each respective vessel to Allco Finance (UK) Limited. Allco Finance (UK) Limited has the option to put such interest to us and has written an option in favor of us (with a substantially similar exercise price) to acquire such interest. Each of Allco Finance (UK) Limited's put option to us and our purchase option are exercisable only if the Lloyds Bank subsidiary has exercised its put option.

              If, however, the put option is not exercised we would be entitled to charter-in the vessels for an additional 12 years at rates adjusted to market no less than every two years at our option, rather than at the nominal rate in effect for the first 6 1/2 years of the leasing arrangement. In that case we would also expect to exercise options that would entitle us to approximately 49% of the amount in excess of a pre-set level of the charter-in rate. Further, we would continue to be entitled to retain all of the charter revenue we earn from chartering-out these vessels to our liner company customers. As part of the leasing arrangements, we made a deposit with respect to each of these vessels, which is denominated in British pounds, in an amount expected to represent, after 6 1/2 years, approximately 75% of the original purchase price of the applicable vessel. This cash deposit with The Royal Bank of Scotland collateralizes the entire amount of a letter of credit issued by The Royal Bank of Scotland to secure our obligation to pay the put option price. If the put option is not exercised and, as a result, the letter of credit with respect to any of these vessels is not called, this deposit would be returned to us.

              On April 7, 2006, new legislation was proposed in the United Kingdom that is expected to result in a claw-back or recapture of certain of the benefits that were expected to be available to the counterparties to these transactions at their inception. This legislation was enacted on July 19, 2006. Accordingly, the put option price is expected to be increased to compensate the counterparties for the loss of these benefits. We currently expect the increase in the put option price we will be obligated to pay if the put is exercised will be approximately £46 million pounds ($80 million), although the increase in this put price could vary. In the three months ended June 30, 2006, we recognized an expense of approximately $13 million, which is the amount by which we currently expect the increase in the put price to exceed the cash benefits we expect to receive, and had expected to retain, from these transactions.

              We currently have operational control over these six vessels. Even if the put option is not exercised, we will continue to have operational control over each of these vessels under the terms of the leasing arrangements during the period we charter-in these vessels from AML. We consider each of the vessels subject to these leasing arrangements to be an asset for our financial reporting purposes, and each vessel is reflected as such in our consolidated financial statements included elsewhere herein.

    Purchase Options—APL England, APL Scotland, APL Holland and APL Belgium

              The charters with respect to the APL England, the APL Scotland, the APL Holland and the APL Belgium include options for the charterer, APL-NOL, to purchase each vessel for $44.0 million in February 2007, May 2007, July 2007 and January 2008, respectively, or for $39.0 million in February 2009, May 2009, July 2009 and January 2010, respectively. In each case, the option to purchase the vessel must be exercised six months prior to the acquisition dates described in the foregoing sentence. We currently believe that the $44.0 million and $39.0 million option prices will be below the fair market value of the vessels at the time the options become exercisable. APL-NOL has recently exercised its option to purchase the APL England from us for $44.0 million upon the expiration of its current charter in February 2007. If APL-NOL were to exercise these options with respect to any or all of the other three vessels, the size of our fleet would be further reduced.

    Drybulk Carriers

              In August 2006, we agreed to sell the six drybulk carriers in our fleet, with an aggregate capacity of 342,158 dwt, for an aggregate of $143.5 million. Pursuant to the terms of this agreement, we expect to deliver these vessels to the single purchaser, which is not affiliated with us, and receive final payment, as each vessel's respective charter expires over the next six to eight months, as set forth in the table below.

Vessel	Year Built	Vessel Size (dwt)	Type of Carrier	Charter Type	Charter Expiry Range(1)	Daily Charter Rate (in thousands)		Charterer	Sale Price (in millions)(3)
Fivos	1994	69,659	Panamax	Time charter	Oct. 16, 2006 to Jan. 15, 2007	$19.0		Cargill	$25.5
Dimitris C	1994	43,814	Handymax	Time charter	Nov. 1, 2006 to Jan. 30, 2007	19.0		OBC London	22.25
Alexandra I	1994	69,090	Panamax	Pool participation	Dec. 15, 2006 to Jan. 15, 2007	21.0	(2)	Baumarine Pool	25.0
Maria C	1994	45,205	Handymax	Time charter	Nov. 17, 2006 to Feb. 18, 2007	20.0		KLC	22.5
Roberto C	1994	45,210	Handymax	Time charter	Dec. 4, 2006 to Mar. 5, 2007	19.5		STX Panocean	22.75
MV Achilleas	1994	69,180	Panamax	Pool participation	Feb. 16, 2007 to Apr. 18, 2007	21.5	(2)	Baumarine Pool	25.5

(1)
Sets forth the earliest date on which the current charter is scheduled to expire and the latest date to which, at the charterer's option, the current charter may be extended. Each vessel will be sold upon expiration of its respective charter.
(2)
Based on Baumarine forecasts, contained in the pool report of July 2006. This rate is not fixed for the entire charter period but rather changes every month according to actual pool results.
(3)
Price at which we have agreed to sell vessel upon expiration of current charter. We received payment of 10% of the aggregate sale price of the vessels upon entering into the sale agreement. The remaining 90% of the sale price is payable throughout the next six to eight months upon delivery of each vessel to the purchaser upon expiration of each vessel's current charter.

              During the time prior to the respective deliveries of the drybulk carriers to the purchaser, we will continue to operate the vessels and, accordingly, receive the revenues and incur the expenses associated with such operation. We decided to sell these vessels due to the opportunity to sell all six 1994-built drybulk carriers in one transaction at the high vessel valuations prevailing in the drybulk sector, which is inherently volatile in terms of both charter rates and vessel valuations, combined with the advancing age and less than optimum configuration of our drybulk fleet. We intend to reinvest in the drybulk sector with the acquisition of more recently built drybulk carriers with configurations better suited to employment in the current drybulk charter market within the next several months, subject to market conditions, including the availability of suitable vessels to purchase. In anticipation of this, our manager intends to retain its employees dedicated to our drybulk operations. In addition, our new senior secured credit facilities with RBS and with Aegean Baltic Bank and HSH Nordbank will provide, in accordance with the terms of the commitment letters we have entered into for those facilities, for the use of borrowings to finance the acquisition of drybulk carriers as well as containerships. We have not yet, however, identified any specific drybulk carriers to purchase. We intend to use the proceeds from the sale of the six drybulk carriers to repay indebtedness and fund contracted and future vessel acquisitions in the containership and drybulk sectors.

              Under the short-term time charters on which the drybulk carriers we have agreed to sell are deployed, the charterer pays voyage expenses such as port, canal and fuel costs and we pay for vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. We are also responsible for each vessel's intermediate and special survey costs during the term of the charter. The Baumarine pool is a group of Panamax class drybulk carriers managed by Klaveness Commercial Management, a subsidiary of the Norwegian shipping group

Torvald Klaveness Group. Under the pool agreement, Klaveness Commercial Management charters in and subsequently trades each of the drybulk carriers comprising the pool in the spot market. We operate two vessels, the Alexandra I and the MV Achilleas, in the Baumarine spot chartering pool. Under this pooling arrangement, we receive payments from Baumarine in an amount equal to the rate of hire forecasted for the upcoming month, which amount is later adjusted in accordance with the actual results for such month, and we pay a brokers commission of 0.625% of revenues received to Baumarine. The pooling arrangements with respect to the Alexandra I and the MV Achilleas expire on December 15, 2006 (subject to extension to January 15, 2007 by Klaveness Commercial Management) and February 16, 2007 (subject to extension to April 18, 2007 by Klaveness Commercial Management), respectively, and we may withdraw the Alexandra I upon 30 days' notice at any time and the MV Achilleas beginning in September 2006 upon 30 days' notice.

Management of Our Fleet

              Our chief executive officer, chief operating officer and chief financial officer provide strategic management for our company while these officers also supervise, in conjunction with our board of directors, the management of these operations by Danaos Shipping, our manager. We have a management agreement pursuant to which our manager and its affiliates provide us and our subsidiaries with technical, administrative and certain commercial services for an initial term expiring on December 31, 2008, with automatic one year renewals for an additional 12 years at our option. Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer.

              Our manager is regarded as an innovator in operational and technological aspects in the international shipping community. Danaos Shipping's strong technological capabilities derive from employing highly educated professionals, its participation and assumption of a leading role in European Community research projects related to shipping, and its close affiliation to Danaos Management Consultants, a leading ship-management software and services company. Danaos Management Consultants provides software services to two of our charterers, CMA-CGM and P&O Nedlloyd.

              Danaos Shipping achieved early ISM certification of its container fleet in 1995, well ahead of the deadline, and was the first Greek company to receive such certification from Det Norske Veritas, a leading classification society. In 2004, Danaos Shipping received the Lloyd's List Technical Innovation Award for advances in internet-based telecommunication methods for vessels. Danaos Shipping maintains the quality of its service by controlling directly the selection and employment of seafarers through its crewing offices in Piraeus, Greece as well as in Odessa and Mariupol in Ukraine. Investments in new facilities in Greece by Danaos Shipping enable enhanced training of seafarers and highly reliable infrastructure and services to the vessels.

              Historically, Danaos Shipping only infrequently managed vessels other than those in our fleet and currently it does not actively manage any other companies' vessels other than providing certain management services to Palmosa Shipping Corporation, in which our chief executive officer has an investment. Danaos Shipping also does not arrange the employment of other vessels and has agreed that, during the term of our management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to Palmosa Shipping Corporation and other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than Palmosa Shipping Corporation, Dr. Coustas does not currently control any such vessel-owning entity. We believe we will derive significant benefits from our exclusive relationship with Danaos Shipping, our administrative, technical, and commercial manager.

              Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during the term of our management agreement. In addition, our chief executive officer (other than in his capacities with us) and our manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships of larger than 2,500 TEUs or any drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or to acquire or invest in any such business, our chief executive officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our chief executive officer and our manager will be permitted to provide management services to such vessels.

              Under our management agreement, Danaos Shipping will manage our fleet for an initial term that expires at the end of 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments if we do not provide 12 months' notice of termination. For providing its commercial, chartering and administrative services our manager receives a fee of $500 per day. For its technical management of our ships, our manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet under the first three years of our agreement, each pro rated for the number of calendar days we own each vessel. Thereafter these fees will be adjusted annually by agreement between us and our manager. For its chartering services rendered to us by its Hamburg-based office, our manager also receives a commission of 0.75% on all freight, charter hire, ballast bonus and demurrage for each vessel. Further, our manager receives a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf, excluding newbuilding contracts. We will also pay our manager a flat fee of $400,000 per newbuilding vessel, which we will capitalize, for the on premises supervision of our newbuilding contracts by selected engineers and others of its staff.

Competition

              We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership and drybulk carrier services comes from a number of experienced shipping companies. In the containership sector, these companies include Zodiac Maritime and Costamare. A number of our competitors in the containership sector have been financed by the German KG (Kommanditgesellschaft) system, which was based on tax benefits provided to private investors. While the German tax law has been amended recently to significantly restrict the tax benefits available to taxpayers who invest after November 5, 2005, the tax benefits afforded to all investors in the KG-financed entities will continue to be significant and such entities will continue to be attractive investments. These tax benefits allow these KG-financed entities to be more flexible in offering lower charter rates to liner companies.

              The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and the relative scarcity of secondhand containerships, necessitating reliance on newbuildings which can take a number of years to complete. We focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

              In the past, we have been able to address the scarcity of secondhand containerships available for acquisition in the open market though the acquisition of containerships from our liner company customers in privately negotiated sales. In connection with these acquisitions we then typically charter back the vessels to these customers. We believe the opportunity to make these privately negotiated acquisitions was available to us due to our strong customer relations, which we do not believe new entrants have.

              We have also competed, and following reinvestment in the drybulk sector will compete, in the drybulk sector, which is characterized by relatively low barriers to entry. According to Clarkson Research Services Limited, ownership of drybulk carriers is highly fragmented and is divided among hundreds of drybulk carrier owners, many of which have larger fleets of drybulk carriers than we are likely to acquire. We attempt to exploit the cyclicality and volatility inherent in the drybulk market. We believe the stability afforded by our containership operations gives us the capability to compete in the drybulk sector by allowing us to take advantage of our ability to operate with higher leverage ratios than most drybulk owners are able to do.

              For a more detailed description of our competitive environment, please read "The International Shipping Industry—Competition in the Container Shipping Market" and "The International Shipping Industry—The Drybulk Shipping Market—Drybulk Supply," respectively.

Crewing and Employees

              At the completion of this offering, we will have three shore-based employees, our chief executive officer, our chief financial officer and our chief operating officer. As of June 30, 2006, 717 people served on board the vessels in our fleet and Danaos Shipping, our manager, employed approximately 71 people, all of whom were shore-based. In addition, our manager is responsible for recruiting, either directly or through a crewing agent, the senior officers and all other crew members for our vessels. We believe the streamlining of crewing arrangements through our manager ensures that all of our vessels will be crewed with experienced crews that have the qualifications and licenses required by international regulations and shipping conventions.

Permits and Authorizations

              We are required by various governmental and other agencies to obtain certain permits, licenses and certificates with respect to our vessels. The kinds of permits, licenses and certificates required by governmental and other agencies depend upon several factors, including the commodity being transported, the waters in which the vessel operates, the nationality of the vessel's crew and the age of a vessel. All permits, licenses and certificates currently required to permit our vessels to operate have been obtained. Additional laws and regulations, environmental or otherwise, may be adopted which could limit our ability to do business or increase the cost of doing business.

Inspection by Classification Societies

              Every seagoing vessel must be "classed" by a classification society. The classification society certifies that the vessel is "in class," signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel's country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

              The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

              For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

              Annual Surveys.    For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable, on special equipment classed at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

              Intermediate Surveys.    Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

              Class Renewal Surveys.    Class renewal surveys, also known as special surveys, are carried out on the ship's hull and machinery, including the electrical plant, and on any special equipment classed at the intervals indicated by the character of classification for the hull. During the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of funds may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period is granted, a shipowner has the option of arranging with the classification society for the vessel's hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. At an owner's application, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

              The following table lists the next drydockings and special surveys scheduled for the vessels in our current containership fleet:

Vessel Name	Special Survey	Drydocking
Henry	October 31, 2006	August 31, 2009
CMA CGM Elbe	December 31, 2006	August 31, 2009
APL Belgium	January 31, 2007	November 17, 2006
Victory I	June 5, 2007	January 5, 2009
Hyundai Commodore	June 9, 2007	June 9, 2010
Pacific Bridge	June 30, 2007	June 30, 2007
MOL Confidence	July 25, 2007	November 30, 2006
Hyundai Duke	October 23, 2007	August 21, 2010
S.A. Helderberg	November 18, 2007	December 30, 2007
Eagle Express	March 31, 2008	March 31, 2008
S.A. Sederberg	May 22, 2008	March 28, 2008
YM Milano	August 31, 2008	August 31, 2008
S.A. Winterberg	January 30, 2009	January 18, 2008
Maersk Constantia	February 9, 2009	May 5, 2008
Vancouver Express (ex P&O Nedlloyd Caribbean)	March 15, 2009	March 15, 2009
Maersk Derby (ex P&O Nedlloyd Caracas)	April 30, 2009	April 30, 2009
YM Yantian	July 31, 2009	March 31, 2009
Norasia Hamburg	August 31, 2009	September 30, 2007
CSCL Europe	August 26, 2009	August 26, 2009
CSCL America	November 11, 2009	November 18, 2009
CMA CGM Kalamata	March 31, 2010	February 28, 2007
APL England*	February 28, 2011	February 28, 2011
Independence	March 20, 2011	September 16, 2008
APL Scotland	May 31, 2011	January 31, 2007
APL Holland	July 31, 2011	February 11, 2011
CMA CGM Komodo	August 31, 2011	July 31, 2009
CSCL Pusan (ex HN 1559)	September 1, 2011	August 1, 2011

*
APL-NOL has exercised its option to purchase this vessel from us upon expiration of the current charter in February 2007.

              All areas subject to surveys as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are otherwise prescribed. The period between two subsequent surveys of each area must not exceed five years.

              Most vessels are also drydocked every 30 to 36 months for inspection of their underwater parts and for repairs related to such inspections. If any defects are found, the classification surveyor will issue a "recommendation" which must be rectified by the shipowner within prescribed time limits.

              Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as "in class" by a classification society which is a member of the International Association of Classification Societies. All of our vessels are certified as being "in class" by Lloyds Register of Shipping, Bureau Veritas, NKK, Det Norske Veritas, the American Bureau of Shipping and RINA SpA.

Risk of Loss and Liability Insurance

    General

              The operation of any vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for shipowners and operators trading in the United States market.

              While we maintain hull and machinery insurance, war risks insurance, protection and indemnity coverage for our containership fleet and, in addition, freight, demurrage and defense coverage for the drybulk carriers we have agreed to sell in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to maintain this level of coverage throughout a vessel's useful life. Furthermore, while we believe that our insurance coverage will be adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

              Dr. John Coustas, our chief executive officer, is a member of the Board of Directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance.

    Hull & Machinery, Loss of Hire and War Risks Insurance

              We maintain marine hull and machinery and war risks insurance, which covers the risk of particular average, general average, 4/4ths collision liability, contact with fixed and floating objects (FFO) and actual or constructive total loss in accordance with Swedish conditions for all of our vessels. Our vessels will each be covered up to at least their fair market value after meeting certain deductibles per incident per vessel.

              We carry a minimum loss of hire coverage only with respect to the CSCL America, the CSCL Europe, the CSCL Pusan(ex HN 1559) and the HN 1561 to cover standard requirements of KEXIM, the bank providing financing for our acquisition of these vessels. We do not and will not obtain loss of hire insurance covering the loss of revenue during extended off-hire periods for the other vessels in our fleet because we believe that this type of coverage is not economical and is of limited value to us, in part because historically our fleet has had a very limited number of off-hire days.

    Protection and Indemnity Insurance

              Protection and indemnity insurance covers our third-party and crew liabilities in connection with our shipping activities. This includes third-party liability, crew liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Our protection and indemnity insurance, other than our 4/4ths collision and fixed and floating object insurance (which is covered under our hull insurance policy), is provided by mutual protection and indemnity associations, or P&I associations. Insurance provided by P&I associations is a form of mutual indemnity insurance. Unless otherwise provided by the international conventions that limit the liability of shipowners and subject to the "capping" discussed below, our coverage under insurance provided by the P&I associations, except for pollution, will be unlimited.

              Our protection and indemnity insurance coverage in accordance with the International Group of P&I Club Agreement for pollution will be $1.0 billion per vessel per incident. Our P&I war risk coverage will be $500.0 million per vessel per incident. The fourteen P&I associations that comprise the International Group insure approximately 90% of the world's commercial blue-water tonnage and have entered into a pooling agreement to reinsure each association's liabilities. As a member of a P&I association, which is a member of the International Group, we will be subject to calls payable to the associations based on the International Group's claim records as well as the claim records of all other members of the individual associations.

Legal Proceedings

              In the summer of 2001, one of our vessels, the Henry (ex APL Guatemala), experienced engine damage at sea, which resulted in an accumulation of oil and oily water in the vessel's engine room. After the vessel arrived in Long Beach, California, in June 2001, it was inspected by the U.S. Coast Guard. The Coast Guard found oil in the overboard discharge pipe from the vessel's oily water separator. Our manager posted bonds to cover potential civil penalties for alleged violations of MARPOL regulations. The Coast Guard subsequently referred the matter to the U.S. Attorney's Office for the Central District of California for a criminal investigation into whether members of the vessel's crew bypassed systems designed to prevent discharges of oil to the water. On June 29, 2001, pursuant to a short-term International Oil Pollution Prevention Certificate, our manager pumped oily bilge water from the vessel's engine room into tanks aboard the vessel for subsequent lawful disposal.

              On July 2, 2001, when the vessel was at anchor in Long Beach, California, representatives of our manager notified authorities of the presence of oil on the water on the starboard side of the vessel. On July 3, 2001, divers retained by our manager found oil in the vessel's starboard sea chest (an opening through which sea water is taken in to cool the engines). The diving service removed and containerized the oily water in the sea chest for subsequent disposal.

              Our manager has posted a total of $241,000 in bonds to cover potential civil penalties for the incidents of June and July 2001. As of the date of this prospectus, no civil penalties have been assessed.

              The U.S. Attorney's criminal investigation shifted from the conditions observed in June 2001 to the July 2 release and the events that followed it. Our manager has entered into a plea agreement with the U.S. Attorney, on behalf of the government, which was filed with the U.S. District Court on June 20, 2006, pursuant to which our manager agreed to plead guilty to one count of negligent discharge of oil and one count of obstruction of justice, based on a charge of attempted concealment of the source of the discharge. Consistent with the government's practice in similar cases, our manager has agreed to develop and implement a third-party consultant monitored environmental compliance plan and to designate an internal corporate compliance manager. This compliance plan would require our manager to prepare an environmental compliance plan manual for approval by such third-party environmental consultant and the U.S. government. The program would also require our manager to arrange for, fund and complete a series of audits of its fleet management offices and of waste streams of the vessels it manages, including all of the vessels in our fleet that call at U.S. ports, as well as an independent, third-party focused environmental compliance plan audit. Our manager also agreed to a probation period of three years under the plea agreement. Our manager has agreed to pay an aggregate of $500,000 in penalties in connection with the charges of negligent discharge and obstruction of justice under the plea agreement, with half of the penalties to be applied to community service projects that will benefit, restore or preserve the environment and ecosystems in the central California area. On August 14, 2006, the court accepted our manager's guilty plea to the two counts, subject to a formal sentencing hearing scheduled for October 23, 2006 as of the date of this prospectus.

              In the five years since the detention of the Henry (ex APL Guatemala), our vessels have not been subject to any other detentions or enforcement proceedings involving alleged releases of oil. Our manager has already begun preparation of a proactive management program designed to prevent future non-compliance.

              We have not been involved in any legal proceedings that we believe may have a significant effect on our business, financial position, results of operations or liquidity, and we are not aware of any proceedings that are pending or threatened that may have a material effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. However, those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Properties

              We have no freehold or leasehold interest in any real property. We occupy office space at 14 Akti Kondyli, 185 45 Piraeus, Greece that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

Exchange Controls

              Under Marshall Islands and Greek law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

ENVIRONMENTAL AND OTHER REGULATIONS

              Government regulation significantly affects the ownership and operation of our vessels. They are subject to international conventions, national, state and local laws, regulations, convention and standards in force in international waters and the countries in which our vessels may operate or are registered, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. These laws and regulations include the U.S. Oil Pollution Act of 1990, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA), the U.S. Clean Water Act, the International Convention for Prevention of Pollution from Ships, regulations adopted by the IMO and the European Union, various volatile organic compound air emission requirements and various Safety of Life at Sea (SOLAS) amendments, as well as other regulations described below. Compliance with these laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

              A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (U.S. Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry) and charterers, particularly terminal operators. Certain of these entities require us to obtain permits, licenses and certificates for the operation of our vessels. Failure to maintain necessary permits or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of our vessels.

              We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We are required to maintain operating standards for all of our vessels that will emphasize operational safety, quality maintenance, continuous training of our officers and crews and compliance with U.S. and international regulations. We believe that the operation of our vessels is in substantial compliance with applicable environmental laws and regulations; however, because such laws and regulations are frequently changed and may impose increasingly stricter requirements, such future requirements may limit our ability to do business, increase our operating costs, force the early retirement of our vessels, and/or affect their resale value, all of which could have a material adverse effect on our financial condition and results of operations.

    Environmental Regulation—International Maritime Organization ("IMO")

              Our vessels are subject to standards imposed by the International Maritime Organization, or "IMO" (the United Nations agency for maritime safety and the prevention of pollution by ships). The IMO has adopted regulations that are designed to reduce pollution in international waters, both from accidents and from routine operations. These regulations address oil discharges, ballasting and unloading operations, sewage, garbage, and air emissions. For example, Annex III of the International Convention for the Prevention of Pollution from Ships ("MARPOL") regulates the transportation of marine pollutants, and imposes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

              In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships to address air pollution from vessels. Annex VI, which came into effect on May 19, 2005, sets limits on sulfur oxide and nitrogen oxide emissions from vessel exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons.

Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states, including the Marshall Islands. Pursuant to a Marine Notice issued by the Marshall Islands Maritime Administrator as revised in March 2005, vessels flagged by the Marshall Islands that are subject to Annex VI must, if built before the effective date, obtain an International Air Pollution Prevention Certificate evidencing compliance with Annex VI not later than either the first dry docking after May 19, 2005, but no later than May 19, 2008. All vessels subject to Annex VI and built after May 19, 2005 must also have this Certificate. We have obtained International Oil Pollution Prevention certificates for all of our vessels, and believe that maintaining compliance with Annex VI will not have an adverse financial impact on the operation of our vessels. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our vessels.

              The operation of our vessels is also affected by the requirements set forth in the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention, which were adopted in July 1998 ("ISM Code"). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive "Safety Management System" that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The ISM Code requires that vessel operators obtain a Safety Management Certificate for each vessel they operate. This certificate evidences compliance by a vessel's management with code requirements for a Safety Management System. No vessel can obtain a certificate unless its operator has been awarded a document of compliance, issued by each flag state, under the ISM Code. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, decrease available insurance coverage for the affected vessels and result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our fleet is ISM code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

    Environmental Regulation—The U.S. Oil Pollution Act of 1990 ("OPA")

              The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA applies to discharges of any oil from a vessel, including discharges of fuel and lubricants. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the United States' territorial sea and its two hundred nautical mile exclusive economic zone. While we do not carry oil as cargo, we do carry fuel oil (or "bunkers") in our vessels, making our vessels subject to the OPA requirements.

              Under OPA, vessel owners, operators and bareboat charterers are "responsible parties" and are jointly, severally and strictly liable (unless the discharge of pollutants results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of pollutants from their vessels. OPA defines these other damages broadly to include:

  •
  natural resources damage and the costs of assessment thereof;

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  real and personal property damage;

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  net loss of taxes, royalties, rents, fees and other lost revenues;

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  lost profits or impairment of earning capacity due to property or natural resources damage; and

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  net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

              Amendments to OPA signed into law on July 11, 2006 increased the limits of the liability of responsible parties to the greater of $950 per gross ton or $800,000 per non-tank vessel (subject to periodic adjustment for inflation). These limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

              We currently maintain, for each of our vessels, oil pollution liability coverage insurance in the amount of $1 billion per incident. In addition, we carry hull and machinery and protection and indemnity insurance to cover the risks of fire and explosion. Given the relatively small amount of bunkers our vessels carry, we believe that a spill of oil from the vessels would not be catastrophic. However, under certain circumstances, fire and explosion could result in a catastrophic loss. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. If the damages from a catastrophic spill exceeded our insurance coverage, it would a severe effect on us and could possibly result in our insolvency.

              OPA requires owners and operators of vessels to establish and maintain with the United States Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the then-applicable OPA limitation on liability of $600 per gross ton and the U.S. CERCLA liability limit of $300 per gross ton. We expect that the U.S. Coast Guard will increase the amount of required evidence of financial responsibility to $1,250 per gross ton, to reflect the increase in liability limits under OPA as described above. Under the U.S. Coast Guard regulations implementing OPA, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance, or guaranty. Under the OPA regulations, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessels in the fleet having the greatest maximum liability under OPA.

              The U.S. Coast Guard's regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase the costs of obtaining this insurance for us and our competitors.

              The U.S. Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a financial guaranty evidencing sufficient self-insurance.

              Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the "CGMTA") recently amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including Bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Previous law was limited to vessels that carry oil in bulk as cargo. The vessel response plans include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of oil from the vessel due to operational activities or casualties.

              OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners' responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

    Environmental Regulation—CERCLA

              The U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, governs spills or releases of hazardous substances other than petroleum or petroleum products. CERCLA imposes joint and several liability, without regard to fault, on the owner or operator of a ship, vehicle or facility from which there has been a release, along with other specified parties. Costs recoverable under CERCLA include cleanup and removal costs, natural resource damages and governmental oversight costs. Liability under CERCLA is generally limited to the greater of $300 per gross ton or $0.5 million per vessel carrying non-hazardous substances ($5.0 million for vessels carrying hazardous substances), unless the incident is caused by gross negligence, willful misconduct or a violation of certain regulations, in which case liability is unlimited. In December 1994, the U.S. Coast Guard implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton. We expect that the U.S. Coast Guard will increase the amount of required evidence of financial responsibility to $1,250 per gross ton, to reflect the increase in liability limits under OPA as described above.

    Environmental Regulation—The Clean Water Act

              The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in navigable waters and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and compliments the remedies available under the more recent OPA and CERCLA, discussed above. Currently, under U.S. Environmental Protection Agency, or EPA, regulations that have been in place since 1978, vessels are exempt from the requirement to obtain CWA permits for the discharge in U.S. ports of ballast water and other substances incidental to the normal operation of vessels. However, on March 30, 2005, the United States District Court for the Northern District of California ruled in Northwest Environmental Advocate v. EPA, 2005 U.S. Dist. LEXIS 5373, that EPA exceeded its authority in creating an exemption for ballast water. On September 18, 2006, the court issued an order granting permanent injunctive relief to the plaintiffs, invalidating the blanket exemption in EPA's regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date. Under the court's ruling, owners and operators of vessels visiting U.S. ports would be required to comply with the CWA permitting program to be developed by EPA or face penalties. Although EPA will likely appeal this decision, if the court's order is ultimately upheld, we will incur certain costs to obtain CWA permits for our vessels. While we do not believe that the costs associated with obtaining such permits would be material, it is difficult to predict the overall impact of CWA permitting requirements on the business.

    Environmental Regulation—Other Environmental Initiatives

              The European Union is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority.

              The U.S. National Invasive Species Act, or NISA, was enacted in 1996 in response to growing reports of harmful organisms being released into U.S. ports through ballast water taken on by ships in foreign ports. Under NISA, the U.S. Coast Guard adopted regulations in July 2004 imposing mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters. These requirements can be met by performing mid-ocean ballast exchange, by retaining ballast water on board the ship, or by using environmentally sound alternative ballast water management methods approved by the U.S. Coast Guard. (However, mid-ocean ballast exchange is mandatory for ships heading to the Great Lakes or Hudson Bay, or vessels engaged in the foreign export of Alaskan North Slope crude oil.) Mid-ocean ballast exchange is the primary method for compliance with the Coast Guard regulations, since holding ballast water can prevent ships from performing cargo operations upon arrival in the United States, and alternative methods are still under development. Vessels that are unable to conduct mid-ocean ballast exchange due to voyage or safety concerns may discharge minimum amounts of ballast water (in areas other than the Great Lakes and the Hudson River), provided that they comply with record keeping requirements and document the reasons they could not follow the required ballast water management requirements. The Coast Guard is developing a proposal to establish ballast water discharge standards, which could set maximum acceptable discharge limits for various invasive species, and/or lead to requirements for active treatment of ballast water.

              At the international level, the IMO adopted an International Convention for the Control and Management of Ships' Ballast Water and Sediments in February 2004 (the "BWM Convention"). The Convention's implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world's merchant shipping.

              If the mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers. Although we do not believe that the costs of compliance with a mandatory mid-ocean ballast exchange would be material, it is difficult to predict the overall impact of such a requirement on the business.

MANAGEMENT

Directors and Executive Officers

              The following table sets forth information regarding our directors and executive officers. The business address of each of our executive officers and directors listed below is 14 Akti Kondyli, 185 45 Piraeus, Greece. Our telephone number at that address is +30 210 419 6480. Our board of directors will be elected annually on a staggered basis, and each elected director will hold office for a three-year term. All of our current directors or nominees for director, other than Dr. John Coustas, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, have been determined by our board of directors to be independent. Officers are elected from time to time by vote of our board of directors and hold office until a successor is elected.

Name	Age	Position
Dr. John Coustas	50	President and CEO and Class I Director
Iraklis Prokopakis	55	Vice President, Treasurer and Chief Operating Officer and Class II Director
Dimitri J. Andritsoyiannis	41	Vice President and Chief Financial Officer and Class III Director
Andrew B. Fogarty	61	Class II Director Nominee*
Miklós Konkoly-Thege	63	Class III Director Nominee*
Myles R. Itkin	58	Class I Director Nominee*
Robert A. Mundell	74	Class I Director Nominee*

*
Has agreed to join our board of directors upon completion of this offering.

              The term of our Class I directors expires in 2009, the term of our Class II directors expires in 2008 and the term of our Class III directors expires in 2007.

              Dr. John Coustas is our President, Chief Executive Officer and a member of our board of directors. Dr. Coustas has over 25 years of experience in the shipping industry. Dr. Coustas assumed management of our company in 1987 from his father, Dimitris Coustas, who founded Danaos Shipping in 1972, and has been responsible for our corporate strategy and the management of our affairs since that time. Dr. Coustas is also a member of the board of directors of Danaos Management Consultants, The Swedish Club, the Union of Greek Shipowners and the Cyprus Union of Shipowners. Dr. Coustas holds a degree in Marine Engineering from National Technical University of Athens as well as a Master's degree in Computer Science and a Ph.D in Computer Controls from Imperial College, London.

              Iraklis Prokopakis is our Vice President, Treasurer, Chief Operating Officer and a member of our board of directors. Mr. Prokopakis joined us in 1998 and has over 30 years of experience in the shipping industry. Prior to entering the shipping industry, Mr. Prokopakis was a captain in the Hellenic Navy. He holds a Bachelor of Science in Mechanical Engineering from Portsmouth University in the United Kingdom, a Master's degree in Naval Architecture and a Ship Risk Management Diploma from the Massachusetts Institute of Technology in the United States and a post-graduate diploma in business studies from the London School of Economics. Mr. Prokopakis also has a Certificate in Operational Audit of Banks from the Management Center Europe in Brussels and a Safety Risk Management Certificate from Det Norske Veritas.

              Dimitri J. Andritsoyiannis is our Vice President, Chief Financial Officer and a member of our board of directors. Mr. Andritsoyiannis joined us in September 2005 and has over 15 years of experience in finance and banking. Prior to joining us, Mr. Andritsoyiannis served as director of investment banking and as a member of the board of Alpha Finance, the investment banking arm of Greece's largest independent bank. During his years with Alpha Finance from the early 1990s until joining us, Mr. Andritsoyiannis led a variety of financings, mergers and acquisitions, restructurings, privatizations and public offerings both in Greece and abroad. Mr. Andritsoyiannis holds a degree in Economics and Political Science from the Economic University of Athens, an MBA in finance from Columbia University as well as a post-graduate diploma in ship risk management from the Massachusetts Institute of Technology.

              Andrew B. Fogarty has agreed to join our board of directors upon completion of this offering. Mr. Fogarty has over 16 years of experience in the transportation industry. After a career in government, including as Secretary of Transportation for the Commonwealth of Virginia, since 1989 Mr. Fogarty has held various executive positions with CSX Corporation or its predecessors, including as Senior Vice President—Corporate Services of CSX Corporation from 2001 to 2005, and his current position as Special Assistant to the Chairman of CSX since early 2006. Previously, Mr. Fogarty also held the positions of President and CEO of CSX World Terminals, and Senior Vice President and Chief Financial Officer of Sea-Land Service, Inc. CSX is one of the world's leading transportation companies providing rail, intermodal and rail-to-truck transload services. Mr. Fogarty is the former chairman and current member of the board of directors of the National Defense Transportation Association and a fellow of the National Academy of Public Administration. He holds a Bachelor of Arts from Hofstra University, a Master's of Public Administration from the Nelson A. Rockefeller College of Public Affairs & Policy at the State University of New York, and a Ph.D. from Florida State University.

              Myles R. Itkin has agreed to join our board of directors upon completion of this offering. Mr. Itkin is the Executive Vice President, Chief Financial Officer and Treasurer of Overseas Shipholding Group, Inc. ("OSG"), in which capacities he has served, with the exception of a promotion from Senior Vice President to Executive Vice President in 2006, since 1995. Prior to joining OSG in June 1995, Mr. Itkin was employed by Alliance Capital Management L.P. as Senior Vice President of Finance. Prior to that, he was Vice President of Finance at Northwest Airlines, Inc. Mr. Itkin joined the board of directors of the U.K. P&I Club earlier this year. Mr. Itkin holds a Bachelor's degree from Cornell University and an MBA from New York University.

              Miklós Konkoly-Thege has agreed to join our board of directors upon completion of this offering. Mr. Konkoly-Thege began at Det Norske Veritas ("DNV"), a ship classification society, in 1984. From 1984 through 2002, Mr. Konkoly-Thege served in various capacities with DNV including Chief Operating Officer, Chief Financial Officer and Corporate Controller, Head of Corporate Management Staff and Head of Business Areas. Mr. Konkoly-Thege became President and Chairman of the Executive Board of DNV in 2002 and served in that capacity until his retirement in May 2006. Mr. Konkoly-Thege is a member of the board of directors of Wilhelmsen Maritime Services Holding AS. Mr. Konkoly-Thege holds a Master of Science degree in civil engineering from Technische Universität Hannover, Germany and an MBA from the University of Minnesota.

              Dr. Robert A. Mundell has agreed to join our board of directors upon completion of this offering. Dr. Mundell is the University Professor of Economics at Columbia University. Dr. Mundell's principal occupation since 1967 has been as a member of the faculty of Columbia University. Dr. Mundell has served as a member of the board of directors of Olympus Corporation since 2005. Since 2003, Dr. Mundell has also served as Chairman of the Word Executive Institute in Beijing, China. He has been an adviser to a number of international agencies and organizations including the United Nations, the IMF, the World Bank, the Government of Canada, several governments in Latin America and Europe, the Federal Reserve Board and the U.S. Treasury. In 1999 Dr. Mundell received the Nobel Prize in Economics. Dr. Mundell holds a Bachelor's degree from the University of British Columbia, a Master's degree from the University of Washington and a Ph.D. from the Massachusetts Institute of Technology.

Compensation of Directors and Senior Management

              We did not pay our directors prior to this offering. Beginning in the fiscal year ending December 31, 2006, non-executive directors will receive annual fees in the amount of $50,000, plus reimbursement for their out-of-pocket expenses.

              Prior to 2006, our chief executive officer, chief operating officer and chief financial officer did not receive any compensation from us. During the six months ended June 30, 2006, we paid these executive officers an aggregate amount of $650,000 on an annualized basis. Following this offering, we will pay these executive officers compensation which is expected to be in an aggregate amount of $1.3 million on an annual basis. Pursuant to the employment agreements we will enter into with these officers as described below, from time to time we may pay any bonus component of this compensation in the form of restricted stock, stock options or other awards under our equity compensation plan, which is described below under "—Equity Compensation Plan."

Committees of the Board of Directors

    Audit Committee

              Upon consummation of this offering, our audit committee will consist of Myles R. Itkin, Andrew B. Fogarty and Miklós Konkoly-Thege. We believe that Myles R. Itkin qualifies as an audit committee "financial expert," as such term is defined in Regulation S-K. The audit committee will be responsible for (1) the hiring or termination of independent auditors and approving any non-audit work performed by such auditor, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press releases, as well as financial information and earning guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) annually reviewing the adequacy of the audit committee's written charter, (12) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time, (13) reporting regularly to the full board of directors and (14) evaluating the board of directors' performance.

    Compensation Committee

              Upon consummation of this offering, our compensation committee will consist of Andrew B. Fogarty, Miklós Konkoly-Thege and Iraklis Prokopakis. The compensation committee will be responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our chief executive officer and other executive officers, (3) developing and recommending to the board of directors compensation for board members, (4) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (5) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (6) administration of stock plans and other incentive compensation plans, (7) overseeing compliance with any applicable compensation reporting requirements of the SEC, (8) retaining consultants to advise the committee on executive compensation practices and policies and (9) handling such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

    Nominating and Corporate Governance Committee

              Upon consummation of this offering, our nominating and corporate governance committee will consist of Dimitri J. Andritsoyiannis, Myles R. Itkin and Dr. Robert A. Mundell. The nominating and corporate governance committee will be responsible for (1) developing and recommending criteria for selecting new directors, (2) screening and recommending to the board of directors individuals qualified to become executive officers, (3) overseeing evaluations of the board of directors, its members and committees of the board of directors and (4) handling such other matters that are specifically delegated to the nominating and corporate governance committee by the board of directors from time to time.

Codes of Conduct and Ethics

              Prior to consummation of this offering, the board of directors will approve and adopt a Code of Business Conduct and Ethics for all officers and employees, a Code of Conduct for the Chief Executive Officer and Senior Financial Officers and a Code of Ethics for Directors, copies of which will be available on our website and upon written request by our stockholders at no cost.

Employment Agreements

Employment Agreement with Dr. John Coustas

              Our president and chief executive officer, Dr. John Coustas, has entered into an employment agreement with us. The employment agreement provides that Dr. Coustas receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Dr. Coustas is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Dr. Coustas is required to devote such time and attention to our business and affairs as is reasonably necessary to the duties of his position, and otherwise may devote a portion of his time and attention to our affiliates and to other ventures he controls or in which he invests in accordance with the terms of the non-competition agreement he has entered into with us as described below. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

              The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Dr. Coustas without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Dr. Coustas will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Dr. Coustas would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

              Dr. Coustas has also entered into a non-competition agreement with us that prohibits his direct or indirect ownership or operation of containerships of larger than 2,500 TEUs or drybulk carriers, and the provision, directly or indirectly, of commercial or technical management services to vessels in these sectors of the shipping industry or to entities owning such vessels, other than in the limited circumstances described under "Our Manager and Management Related Agreements—Non-competition." The terms of the employment agreement also prohibit Dr. Coustas from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment.

Employment Agreement with Iraklis Prokopakis

              Our vice president, treasurer and chief operating officer, Iraklis Prokopakis, has entered into an employment agreement with us. The employment agreement provides that Mr. Prokopakis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Prokopakis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Prokopakis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

              The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Prokopakis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Prokopakis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Prokopakis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

              The terms of the employment agreement also prohibit Mr. Prokopakis from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

Employment Agreement with Dimitri J. Andritsoyiannis

              Our vice president and chief financial officer, Dimitri J. Andritsoyiannis, has entered into an employment agreement with us. The employment agreement provides that Mr. Andritsoyiannis receives an annual base salary subject to increases at the discretion of the compensation committee of our board of directors. Mr. Andritsoyiannis is also eligible for annual bonuses as determined by the compensation committee, and the employment agreement provides that any bonus may be paid in whole or in part with awards under our equity compensation plan. Pursuant to the employment agreement, Mr. Andritsoyiannis is required to devote his full business time and attention to our business and affairs, although he may, as directed by our chief executive officer or board of directors, devote a portion of his time and attention to our affiliates. The initial term of the agreement will expire on December 31, 2012, however, unless written notice is provided 120 days prior to a termination date, the agreement will automatically extend for additional successive one-year terms.

              The terms of the employment agreement also provide for the payment of severance of two times his annual salary plus bonus (based on an average of the prior three years), as well as continued benefits, if any, for 24 months if we terminate Mr. Andritsoyiannis without "cause," as defined in the agreement, or he terminates his employment with 30 days' notice for "good reason," as defined in the agreement. In addition, Mr. Andritsoyiannis will receive a pro rata bonus for the year in which the termination occurs. If such termination without cause or resignation for good reason occurs within two years of a "change of control," as defined in the agreement, Mr. Andritsoyiannis would be entitled to the greater of (a) $800,000 or (b)(i)(A) the total amount of his salary and bonus (based on an average of the prior three years), plus (B) the value on the date of grant of any equity grants made under our equity compensation plan during that three-year period (which, for stock options, will be the Black-Scholes value), (ii) multiplied by three, as well as continued benefits, if any, for 36 months.

              The terms of the employment agreement also prohibit Mr. Andritsoyiannis from soliciting or attempting to solicit our employees or customers during the two-year period following termination of his employment, and from being substantially involved in the management or operation of containerships of larger than 2,500 TEUs or drybulk carriers, if such business is one of our competitors, during the term of the agreement.

Equity Compensation Plan

              We have adopted an equity compensation plan, which we refer to as the Plan. The Plan will generally be administered by the compensation committee of our board of directors, except that the full board may act at any time to administer the Plan, and authority to administer any aspect of the Plan may be delegated by our board of directors or by the compensation committee to an executive officer or to any other person. The Plan allows the plan administrator to grant awards of shares of our common stock or the right to receive or purchase shares of our common stock (including options to purchase common stock, restricted stock and stock units, bonus stock, performance stock, and stock appreciation rights) to our employees, directors or other persons or entities providing significant services to us or our subsidiaries, and also provides the plan administrator with the authority to reprice outstanding stock options or other awards. The actual terms of an award, including the number of shares of common stock relating to the award, any exercise or purchase price, any vesting, forfeiture or transfer restrictions, the time or times of exercisability for, or delivery of, shares of common stock, will be determined by the plan administrator and set forth in a written award agreement with the participant. Any options granted under the Plan will be accounted for in accordance with SFAS 123(R).

              The aggregate number of shares of our common stock for which awards may be granted under the Plan cannot exceed 6% of the number of shares of our common stock issued and outstanding at the time any award is granted. Awards made under the Plan that have been forfeited (including our repurchase of shares of common stock subject to an award for the price, if any, paid to us for such shares of common stock, or for their par value) or cancelled or have expired, will not be treated as having been granted for purposes of the preceding sentence.

              The Plan requires that the plan administrator make an equitable adjustment to the number, kind and exercise price per share of awards in the event of our recapitalization, reorganization, merger, spin-off, share exchange, dividend of common stock, liquidation, dissolution or other similar transaction or event. In addition, the plan administrator will be permitted to make adjustments to the terms and conditions of any awards in recognition of any unusual or nonrecurring events. Unless otherwise set forth in an award agreement, any awards outstanding under the Plan will vest upon a "change of control," as defined in the Plan. Our board of directors may, at any time, alter, amend, suspend, discontinue or terminate the Plan, except that any amendment will be subject to the approval of our stockholders if required by applicable law, regulation or stock exchange rule and that, without the consent of the affected participant under the Plan, no action may materially impair the rights of such participant under any awards outstanding under the Plan. The Plan will automatically terminate ten years after it has been most recently approved by our stockholders.

PRINCIPAL STOCKHOLDERS

              The following table sets forth information regarding the beneficial ownership of our common stock as of the date of this prospectus and after giving effect to this offering, by:

  •
  each of our executive officers;

  •
  each of our directors and director nominees;

  •
  all of our executive officers, directors and director nominees as a group; and

  •
  each holder known to us to beneficially own more than five percent of our common stock.

              All of our stockholders, including the stockholders listed in this table, are entitled to one vote for each share of common stock held. As of the date of this prospectus, none of the shares of our outstanding common stock is held in the United States.

Identity of Person or Group	Number of Shares of Common Stock $.01 par value	Percentage of Common Stock Before Offering	Number of Shares of Common Stock Owned After Offering	Percentage of Common Stock After Offering(1)
Officers and Directors:
John Coustas(2)	43,687,195	98.6%	43,687,195	80.0%
Iraklis Prokopakis	443,075	1.0%	443,075	*
Dimitri J. Andritsoyiannis	177,230	*	177,230	*
Andrew B. Fogarty(3)	—	—	—	—
Myles R. Itkin(3)	—	—	—	—
Miklós Konkoly-Thege(3)	—	—	—	—
Robert A. Mundell(3)	—	—	—	—
5% Beneficial Owners:
Danaos Investments Limited as Trustee of the 883 Trust(4)	43,687,195	98.6%	43,687,195	80.0%
All executive officers, directors and director nominees as a group (7 persons)	44,307,500	100.0%	44,307,500	81.2%

*
Less than 1%.

(1)
Assumes the underwriters do not exercise their overallotment option.
(2)
By virtue of shares owned indirectly through Danaos Investments Limited as Trustee of the 883 Trust, which is our principal stockholder. The protector (which is analogous to a trustee) of such trust is Danaos Investments Limited, a company wholly-owned by Dr. Coustas, which has voting and dispositive control over the shares held by the trust. The beneficiaries of the trust are Dr. Coustas and other members of his family. The address of this beneficial owner is 14 Akti Kondyli, 185 45 Piraeus, Greece.
(3)
Has agreed to join our board of directors following this offering.
(4)
The protector (which is analogous to a trustee) of such trust is Danaos Investments Limited, a company wholly-owned by Dr. Coustas, and the beneficiaries of the trust are Dr. Coustas and other members of his family. The address of this beneficial owner is 14 Akti Kondyli, 185 45 Piraeus, Greece.

OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS

General

              Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder. Our manager has provided services to our vessels since 1972 and continues to provide technical, administrative and certain commercial services which support our business, as well as comprehensive ship management services such as technical supervision and commercial management, including chartering our vessels pursuant to a management agreement which was amended and restated as of September 18, 2006. As of June 30, 2006, our manager employed 71 shore staff.

Management Agreement

              Under our management agreement, our manager is responsible for providing us with technical, administrative and certain commercial services, which include the following:

  •
  technical services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory compliance and compliance with the law of the flag of each vessel and of the places where the vessel operates, ensuring classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, training, transportation, insurance of the crew (including processing all claims), performing normally scheduled drydocking and general and routine repairs, arranging insurance for vessels (including marine hull and machinery, protection and indemnity and risks insurance), purchasing stores, supplies, spares, lubricating oil and maintenance capital expenditures for vessels, appointing supervisors and technical consultants and providing technical support, shoreside support, shipyard supervision, and attending to all other technical matters necessary to run our business;

  •
  administrative services, which include, in each case, at the direction of our chief executive officer, chief operating officer and chief financial officer, assistance with the maintenance of our corporate books and records, payroll services, assistance with the preparation of our tax returns and financial statements, assistance with corporate and regulatory compliance matters not related to our vessels, procuring legal and accounting services (including the preparation of all necessary budgets for submission to us), assistance in complying with United States and other relevant securities laws, human resources, cash management and bookkeeping services, development and monitoring of internal audit controls, disclosure controls and information technology, assistance with all regulatory and reporting functions and obligations, furnishing any reports or financial information that might be requested by us and other non-vessel related administrative services, assistance with office space, providing legal and financial compliance services, overseeing banking services (including the opening, closing, operation and management of all of our accounts including making deposits and withdrawals reasonably necessary for the management of our business and day-to-day operations), arranging general insurance and director and officer liability insurance (at our expense), providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business (our manager provides these administrative services at its own cost and in return therefore receives the commercial, chartering and administrative services fees); and

  •
  commercial services, which include chartering our vessels, assisting in our chartering, locating, purchasing, financing and negotiating the purchase and sale of our vessels, supervising the design and construction of newbuildings, and such other commercial services as we may reasonably request from time to time (our manager provides these commercial services at its own cost and in return therefore receives the commercial, chartering and administrative services fees).

Reporting Structure

              Our manager reports to us and our board of directors through our chief executive officer, chief operating officer and chief financial officer. Under our management agreement, our chief executive officer, chief operating officer and chief financial officer may direct the manager to remove and replace any officer or any person who serves as the head of a business unit of our manager. Furthermore, our manager will not remove any person serving as an officer or senior manager without the prior written consent of our chief executive officer, chief operating officer and chief financial officer.

Compensation of Our Manager

              For providing its commercial, chartering and administrative services, our manager receives a fee of $500 per day. For the management of our ships, our manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in our fleet for the first three years of our agreement, pro rated for the calendar days we own each vessel. After three years, these fees will be adjusted annually through mutual agreement between us and our manager. Should we be unable to agree with our manager as to the new fees, the rate for the next year will be set at an amount that will maintain our manager's average profit margin for the immediately preceding three years. Our manager also receives a commission of 0.75% on all gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in our fleet. We also pay our manager a commission of 0.5% based on the contract price of any vessel bought or sold by it on our behalf and a flat fee of $400,000 per newbuilding vessel for the supervision of our newbuilding contracts. We believe these fees and commissions are no more than the rates we would need to pay an unaffiliated third party to provide us with these management services.

              We also advance, on a monthly basis, all technical vessel operating expenses with respect to each vessel in our fleet to enable our manager to arrange for the payment of such expenses on our behalf. To the extent the amounts advanced are greater or less than the actual vessel operating expenses of our fleet for a quarter, our manager or us, as the case may be, will pay the other the difference at the end of such quarter, although our manager may instead choose to credit such amount against future vessel operating expenses to be advanced for future quarters.

Term and Termination Rights

              Subject to the termination rights described below, the initial term of the management agreement expires on December 31, 2008. The management agreement automatically renews for a one-year period and will be extended in additional one-year increments until December 31, 2020, at which point the agreement will expire. In addition to the termination provisions outlined below, we are able to terminate the contract at any point after the initial term upon 12 months' notice to our manager.

              Our Manager's Termination Rights.    Our manager may terminate the management agreement prior to the end of its term in the two following circumstances:

  •
  First, if any moneys payable by us shall not have been paid within 60 business days of payment having been demanded in writing; or

  •
  Second, if at any time we materially breach the agreement and the matter is unresolved within 60 days after we are given written notice from our manager.

              Our Termination Rights.    We may terminate the management agreement prior to the end of its term in the two following circumstances upon providing the respective notice:

  •
  First, if at any time our manager neglects or fails to perform its principal duties and obligations in any material respect and the matter is unresolved within 20 days after our manager receives written notice of such neglect or failure from us; or

  •
  Second, if any moneys payable by the manager under or pursuant to the management agreement are not promptly paid or accounted for in full within 10 business days by the manager in accordance with the provisions of the management agreement.

              We also may terminate the management agreement immediately under any of the following circumstances:

  •
  First, if either we or our manager ceases to conduct business, or all or substantially all of the properties or assets of either such party is sold, seized or appropriated;

  •
  Second, if either we or our manager files a petition under any bankruptcy law, makes an assignment for the benefit of its creditors, seeks relief under any law for the protection of debtors or adopts a plan of liquidation, or if a petition is filed against us or our manager seeking to declare us or it an insolvent or bankrupt and such petition is not dismissed or stayed within 40 business days of its filing, or if our company or the manager admits in writing its insolvency or its inability to pay its debts as they mature, or if an order is made for the appointment of a liquidator, manager, receiver or trustee of our company or the manager of all or a substantial part of its assets, or if an encumbrancer takes possession of or a receiver or trustee is appointed over the whole or any part of the manager's or our company's undertaking, property or assets or if an order is made or a resolution is passed for our manager's or our winding up;

  •
  Third, if a distress, execution, sequestration or other process is levied or enforced upon or sued out against our manager's property which is not discharged within 20 business days;

  •
  Fourth, if the manager ceases or threatens to cease wholly or substantially to carry on its business otherwise than for the purpose of a reconstruction or amalgamation without insolvency previously approved by us; or

  •
  Fifth, if either our manager or we are prevented from performing any obligations under the management agreement by any cause whatsoever of any nature or kind beyond the reasonable control of us or our manager respectively for a period of two consecutive months or more.

              In addition, we may terminate any applicable ship management agreement in any of the following circumstances:

  •
  First, if we or any subsidiary of ours ceases to be the owner of the vessel covered by such ship management agreement by reason of a sale thereof, or if we or any subsidiary of ours ceases to be registered as the owner of the vessel covered by such ship management agreement;

  •
  Second, if a vessel becomes an actual or constructive or compromised or arranged total loss or an agreement has been reached with the insurance underwriters in respect of the vessel's constructive, compromised or arranged total loss or if such agreement with the insurance underwriters is not reached or it is adjudged by a competent tribunal that a constructive loss of the vessel has occurred;

  •
  Third, if the vessel covered by such ship management agreement is requisitioned for title or any other compulsory acquisition of the vessel occurs, otherwise than by requisition by hire; or

  •
  Fourth, if the vessel covered by such ship management agreement is captured, seized, detained or confiscated by any government or persons acting or purporting to act on behalf of any government and is not released from such capture, seizure, detention or confiscation within 20 business days.

Non-competition

              Our manager has agreed that, during the term of the management agreement, it will not provide any management services to any other entity without our prior written approval, other than with respect to Palmosa Shipping Corporation and other entities controlled by Dr. Coustas, our chief executive officer, which do not operate within the containership (larger than 2,500 TEUs) or drybulk sectors of the shipping industry or in the circumstances described below. Other than Palmosa Shipping Corporation, Dr. Coustas does not currently control any such vessel-owning entity. Dr. Coustas has also personally agreed to the same restrictions on the provision, directly or indirectly, of management services during this period. In addition, our chief executive officer (other than in his capacities with us) and our manager have separately agreed not, during the term of our management agreement and for one year thereafter, to engage, directly or indirectly, in (i) the ownership or operation of containerships of larger than 2,500 TEUs or (ii) the ownership or operation of any drybulk carriers or (iii) the acquisition of or investment in any business involved in the ownership or operation of containerships larger than 2,500 TEUs or drybulk carriers. Notwithstanding these restrictions, if our independent directors decline the opportunity to acquire any such containerships or drybulk carriers or to acquire or invest in any such business, our chief executive officer will have the right to make, directly or indirectly, any such acquisition or investment during the four-month period following such decision by our independent directors, so long as such acquisition or investment is made on terms no more favorable than those offered to us. In this case, our chief executive officer and our manager will be permitted to provide management services to such vessels.

Sale of Our Manager

              Our manager has agreed that it will not transfer, assign, sell or dispose of all or a significant portion of its business that is necessary for the services our manager performs for us without the prior written consent of our board of directors. Furthermore, in the event of any proposed sale of our manager, we have a right of first refusal to purchase our manager. This prohibition and right of first refusal is in effect throughout the term of the management agreement and for a period of one year following the expiry or termination of the management agreement. Our chief executive officer, John Coustas, or any trust established for the Coustas family (under which John Coustas and/or a member of his family is a beneficiary), is required, unless we expressly permit otherwise, to own 80% of our manager's outstanding capital stock during the term of the management agreement and 80% of the voting power of our manager's outstanding capital stock. In the event of any breach of these requirements, we would be entitled to purchase the capital stock of our manager owned by John Coustas or any trust established for the Coustas family (under which John Coustas and/or a member of his family is a beneficiary).

RELATED PARTY TRANSACTIONS

Management Related Agreements

              For a description of our management agreement, please read "Our Manager and Management Related Agreements." We believe the fees and commissions set forth in the management agreement are no more than the rates we would pay an unaffiliated third party to provide us with management services.

Our Manager

              Our manager is ultimately owned by Danaos Investments Limited as Trustee of the 883 Trust, which we refer to as the Coustas Family Trust. Danaos Investments Limited, a corporation wholly-owned by our chief executive officer, is the protector (which is analogous to a trustee) of the Coustas Family Trust, of which Dr. Coustas and other members of the Coustas family are beneficiaries. The Coustas Family Trust is also our largest stockholder.

The Swedish Club

              Dr. John Coustas, our chief executive officer, is a member of the board of directors of The Swedish Club, our primary provider of insurance, including a substantial portion of our hull & machinery, war risk and protection and indemnity insurance. During the year ended December 31, 2005 and the six months ended June 30, 2006, we paid premiums of $3.5 million in the aggregate and $1.7 million in the aggregate, respectively, to The Swedish Club under these insurance policies.

Danaos Management Consultants

              Our chief executive officer, John Coustas, co-founded and has a 50.0% ownership interest in Danaos Management Consultants, which provides the ship management software deployed on the vessels in our fleet to our manager on a complementary basis. Dr. Coustas does not participate in the day-to-day management of Danaos Management Consultants.

Payment of Dividend

              During 2005 we paid dividends of $244.6 million to our existing stockholders from our retained earnings. Investors in this offering are not entitled to receive any portion of these dividends.

Sofia III

              On November 3, 2003, Reynolds Enterprises S.A., our subsidiary and the registered owner of the AIFOS, sold the vessel to Magellan Marine Inc., an entity then affiliated with us by virtue of being wholly-owned by our ultimate principal stockholder, Protector Holdings Inc. Magellan Marine Inc. then bareboat chartered the vessel, which was renamed the Sofia III, to Lito Navigation Inc., our subsidiary. The sale of the AIFOS to Magellan Marine Inc. was undertaken because such vessel was not intended to be in a pool in which it otherwise would have been included. On December 31, 2004, the bareboat charter was terminated and all of the outstanding capital stock of Magellan Marine Inc. was registered to Lito Navigation Inc. Magellan Marine Inc. is the vessel-owning subsidiary of the Sofia III and Lito Navigation Inc., which is wholly-owned by us, is the sole stockholder of Magellan Marine Inc. Each of these transactions was consummated for no consideration. On April 24, 2006, we sold the Sofia III to a third-party drybulk operator for $27.5 million and delivered the vessel to the buyer on May 12, 2006.

Palmosa Shipping Corporation

              Our chief executive officer has a 26.0% economic interest, and 51.0% of the voting power, in Palmosa Shipping Corporation, or Palmosa. Palmosa currently owns one feeder containership which provides transport between liner vessels and smaller ports in the Mediterranean not directly served by liner vessels. Palmosa does not provide feeder or any other services to us or our fleet. Our manager arranges crewing for Palmosa on a complementary basis in order to gain access to information regarding the vessel's maintenance and repair, off hire days, responses to unexpected events arising during voyages, and other factors that are considered to be indicative of crewing performance. This allows our manager to monitor the operational quality of Palmosa's vessels, which operate under entirely Ukranian crews arranged by our manager, thereby providing our manager with insight into the quality of these crews compared to differently constituted crews.

Offices

              We occupy office space that is owned by our manager, Danaos Shipping, and which is provided to us as part of the services we receive under our management agreement.

Seasonal Maritime Corporation

              Seasonal Maritime Corporation, an entity wholly-owned by our chief executive officer, funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of ours, as borrower, and us, as guarantor. The interest rate for this loan was LIBOR plus 1.0% per annum, with a maturity date of six months after execution of the loan agreement, subject to an option for an additional six months repayment term for the borrower. In addition, a flat fee of $70,125 was paid upon execution of the loan agreement and a commitment fee of 0.50% per annum was payable quarterly on any undrawn amount, commencing March 14, 2006. On June 16, 2006, we repaid $25.4 million of the amount borrowed under this loan agreement, leaving $5.0 million outstanding as of June 30, 2006, which amount was repaid in August 2006. This loan was secured by a general assignment of income from the MOL Confidence and an assignment of insurance receivables with respect to the vessel.

              We have borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bears interest at a rate of LIBOR plus 1.0% per annum and matures six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum is payable quarterly on any undrawn amount, commencing August 14, 2006. We intend to repay this loan after we enter into our new RBS and Aegean Baltic-HSH Nordbank credit facilities.

              We believe the fees and interest payable under these loan agreements are no less favorable than those we could obtain in arm's-length negotiations with an unrelated third party.

Det Norske Veritas

              Until May 2006, Mr. Miklós Konkoly-Thege, who has agreed to join our board of directors following this offering, was President and Chairman of the Executive Board of Det Norske Veritas, which provides vessel classification services to us. During the year ended December 31, 2005 and the six months ended June 30, 2006, we paid $0.6 million and $0.3 million, respectively, to Det Norske Veritas for these services.

DESCRIPTION OF INDEBTEDNESS

Our Credit Facilities

    HSH Nordbank Credit Facility

              On December 17, 2002, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $60.0 million credit facility with HSH Nordbank AG and Dresdner Bank, which we refer to as the HSH Nordbank credit facility, with a term of 10 years to finance a portion of the purchase price of the Vancouver Express (ex P&O Nedlloyd Caribbean) and the Maersk Derby (ex P&O Nedlloyd Caracas). As of June 30, 2006, $51.0 million was outstanding under this credit facility.

              The interest rate on the HSH Nordbank credit facility is LIBOR plus 0.775%. Beginning on June 11, 2004, we began repaying the principal amount of this loan, which is payable in 40 consecutive quarterly installments of $1.0 million together with a balloon payment of $20.0 million payable with the final installment.

    KEXIM Credit Facility

              On May 13, 2003, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $124.4 million credit facility with the Export-Import Bank of Korea, which we refer to as our KEXIM credit facility, for a term of 12 years to finance a portion of the purchase price of the CSCL Europe and the CSCL America. As of June 30, 2006, $106.7 million was outstanding under this credit facility.

              Interest on borrowings under the KEXIM credit facility accrues at a rate of 5.0125%, which includes a fee of 0.3725% per annum. Beginning on December 15, 2004, we began repaying the principal amount of this loan in 48 consecutive quarterly installments of $2.6 million (except for the first installment of $1.5 million) plus installments of $1.3 million, $1.0 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

              In connection with our KEXIM facility, on November 15, 2004, we entered into an interest rate hedging transaction with The Royal Bank of Scotland. The transaction is an amortizing interest rate swap, with the end result being the conversion of the fixed rate payable on the loan to a floating rate (U.S. dollar LIBOR). The notional amortizing schedule of the swap exactly mirrors the amortization schedule of the above loan.

    KEXIM-Fortis Credit Facility

              On January 29, 2004, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $144.0 million credit facility with the Export-Import Bank of Korea and Fortis Capital, which we refer to as the KEXIM-Fortis credit facility, repayable over 12 years commencing with the delivery of two newbuildings, which secure the KEXIM-Fortis credit facility, to finance a portion of the purchase price of those newbuildings. One of these newbuildings, the CSCL Pusan (ex HN 1559), was delivered to us on September 8, 2006, the other newbuilding, which we refer to as the HN 1561, is expected to be delivered to us in November 2006. As of June 30, 2006, $126.9 million was outstanding under this credit facility and $17.1 million of undrawn availability remained available ($16.2 million available under Tranche A and $0.9 million available under Tranche B) to us for future borrowings. On September 8, 2006, we drew down $7.7 of this available amount to fund the final installment payment for the CSCL Pusan (ex HN 1559), which was due upon delivery to us of this vessel, leaving $9.4 million of availability remaining for borrowings ($8.95 million under Tranche A and $0.45 million under Tranche B).

              The KEXIM-Fortis credit facility is organized in two tranches, Tranche A and Tranche B. Each of Tranche A and Tranche B is comprised of two parts. One part of Tranche A, consisting of

$67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the CSCL Pusan (ex HN 1559). The second part of Tranche A, consisting of $67.5 million, and Tranche B, consisting of $4.5 million, is attributable to the HN 1561. The portion of Tranche A attributable to the CSCL Pusan (ex HN 1559) will be repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the CSCL Pusan (ex HN 1559) will consist of a ballon payment of $4.5 million payable with the final installment of Tranche A on September 8, 2018. The actual repayment schedule for the portion of Tranche A attributable to the HN 1561 will be determined upon delivery of the vessel, based on the principal amount drawn down as of June 30, 2006 and the contracted delivery date of the HN 1561, the portion of Tranche A attributable to the HN 1561 will repayable in 24 semi-annual installments of $2.8 million each, commencing on March 15, 2007. The portion of Tranche B attributable to the HN 1561 will consist of a ballon payment of $4.5 payable with the final installment of Tranche A, based on the HN 1561's contracted delivery date, in March 2019.

              Interest on borrowings under both tranches of the KEXIM-Fortis credit facility accrues at a rate of 5.02%, which includes a fee of 0.27% per annum. In addition, a commitment fee of 0.30% per annum has been accruing on the undrawn balance of Tranche A since February 2, 2004, the date of the first drawing thereunder, and a commitment fee of 0.50% per annum has been accruing on the undrawn balance of Tranche B since January 29, 2004.

    Aegean Baltic Credit Facility

              On March 18, 2005, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $200.0 million credit facility with Aegean Baltic Bank S.A. and HSH Nordbank AG, among others, which we refer to as the Aegean Baltic credit facility, with a term of eight years to refinance a portion of our then-existing senior secured indebtedness and to provide additional liquidity for working capital purposes. Our Aegean Baltic credit facility is collateralized by mortgages and other security relating to the APL Belgium, the APL England, the APL Scotland and the Hyundai Commodore. As of June 30, 2006, $179.1 million was outstanding under this credit facility.

              The interest rate on the Aegean Baltic credit facility is LIBOR plus 0.825%, which includes an agency fee of 0.05% per annum. Beginning on June 30, 2005, we began repaying the principal amount of the loan which is payable in 32 consecutive quarterly installments each in the amount of $4.175 million, together with a balloon payment of $66.4 million payable with the final installment. We paid an arrangement fee of 0.05% of the total commitments under the credit facility in the amount of $0.10 million and an underwriting fee of 0.20% of the total commitments under the credit in the amount of $0.40 million on March 18, 2005, the closing date.

    RBS Credit Facility

              On April 11, 2005, we, as guarantor, and certain of our vessel-owning subsidiaries, as borrowers, entered into a $200.0 million credit facility with The Royal Bank of Scotland, which we refer to as our RBS credit facility, for a term of eight years to refinance a portion of our then-existing senior secured indebtedness and to provide additional liquidity for working capital purposes. Our RBS credit facility is collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg, the Maersk Constantia and the APL Holland, as well as the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C, and the MV Achilleas, which we have agreed to sell. Upon our delivery of these vessels to the purchaser, we currently intend to replace these vessels as collateral under this credit facility with certain of our unencumbered vessels. Our unencumbered vessels currently are the Hyundai Duke, the Norasia Hamburg, the YM Yantian, the YM Milano, the Victory I, the Henry, the Independence, the CMA CGM Elbe, the CMA CGM Kalamata, the CMA CGM Komodo, the Pacific Bridge, the Eagle Express and the MOL Confidence. In accordance, however, with the terms of the commitment letter we have entered into with RBS for a new senior secured credit facility described below under "—New Credit Facilities," which we intend to use in part to repay amounts outstanding under this existing credit facility with RBS, we intend to mortgage the Norasia Hamburg, the YM Yantian, the YM Milano, the Victory I and the MOL Confidence under such new senior secured credit facility. As of June 30, 2006, $175.5 million was outstanding under this credit facility.

              Interest on borrowings under our RBS credit facility accrues at a rate of LIBOR plus 0.8%. The first two of the 16 semi-annual installment payments of the outstanding principal amount of the loan were paid on October 17, 2005 and April 18, 2006, respectively. The next six installments will be in the amount of $12.25 million and the remaining installments will be in the amount of $8.5 million, with a balloon payment of $34.0 million payable with the final installment. We paid a lender fee of $0.25 million at the closing of this credit facility.

    Seasonal Maritime Corporation Credit Facility

              We borrowed an aggregate amount of $75.0 million ($15.0 million with respect to each vessel) under an unsecured loan agreement, dated August 14, 2006, with Seasonal Maritime Corporation to partially finance the acquisition of the five 6,500 TEU newbuildings we ordered on July 26, 2006. This loan bears interest at a rate of LIBOR plus 1.0% per annum and matures six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower. In addition, a flat fee of $112,500 was paid upon execution of the loan agreement and a commitment fee of 0.30% per annum is payable quarterly on any undrawn amount, commencing August 14, 2006.

              We believe the fees and interest payable under this loan agreement are no less favorable than those we could obtain in arm's-length negotiations with an unrelated third party. We intend to repay this loan in full after we enter into our new RBS and Aegean Baltic credit facilities with the proceeds thereof.

Covenants and Events of Default

              In computing our stockholders' equity, each of our credit facilities permits the use of the market value of the vessels in our fleet rather than the value at which such vessels are recorded in our consolidated financial statements, which results in higher stockholders' equity, for purposes of measuring compliance with the covenants under our credit facilities. In the following description of our loan covenants, we refer to stockholders' equity computed in this manner as "adjusted stockholders' equity."

    HSH Nordbank, KEXIM and KEXIM-Fortis Credit Facilities

              Our KEXIM-Fortis credit facility contains financial covenants requiring us to:

  •
  maintain adjusted stockholders' equity of at least $100.0 million;

  •
  ensure that adjusted stockholders' equity exceeds 30.0% of our total assets;

  •
  maintain at least $20.0 million in cash or cash equivalents;

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times; and

  •
  ensure that our outstanding bank debt does not exceed 75.0% of the aggregate value of our vessels mortgaged thereunder.

              As of June 30, 2006, our adjusted stockholders' equity was $990.5 million, our adjusted stockholders' equity was 58.3% of our total assets, our cash and cash equivalents were $31.6 million, our ratio of EBITDA to net interest expense was 5.8 to 1.0 and the aggregate market value of the vessels in our fleet was 269.0% of our net consolidated debt. As of June 30, 2006, the ratio of our outstanding indebtedness under the KEXIM-Fortis credit facility to the market value of our vessels mortgaged thereunder was 39.1%. Our credit facility with KEXIM-Fortis also contains covenants that require us to maintain adequate insurance coverage and obtain each of the banks' consent before incurring additional indebtedness secured by the mortgaged vessels.

              The KEXIM-Fortis credit facility does not restrict our ability to pay dividends so long as our retention account, an account we are required to maintain with Fortis Bank N.V. containing our retained earnings relating to the vessels securing the loans, has been fully funded and we are not in default of any provisions of the credit facility, each of which requirements we are currently in compliance with.

              The HSH Nordbank credit facility contains financial covenants requiring us to:

  •
  maintain adjusted stockholders' equity of at least $250.0 million;

  •
  ensure that adjusted stockholders' equity exceeds 30.0% of our total assets;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145.0% of our net consolidated debt at all times; and

  •
  ensure that our outstanding debt does not exceed 75.0% of the aggregate value of our vessels mortgaged thereunder.

              As of June 30, 2006, our adjusted stockholders' equity was $990.5 million, our adjusted stockholders' equity was 58.3% of our total assets, our cash and cash equivalents were $31.6 million and the aggregate market value of the vessels in our fleet was 269.0% of our net consolidated debt. As of June 30, 2006, the ratio of our outstanding indebtedness under the HSH Nordbank credit facility to the value of our vessels mortgaged thereunder was 39.1%. The KEXIM credit facility does not include any financial covenants other than those related to the payment of dividends described in the next paragraph. The HSH Nordbank credit facility contains covenants that will require us to maintain adequate insurance coverage and obtain the banks' consent before we incur new indebtedness that is secured by the mortgaged vessels.

              The HSH Nordbank facility does not restrict us from paying dividends so long as we maintain cash and cash equivalents of $30.0 million and maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0. As of June 30, 2006, we had cash and cash equivalents of $31.6 million and our ratio of EBITDA to net interest expense was 5.8 to 1.0. The KEXIM credit facility does not restrict our ability to pay dividends so long as (i) our retention account, an account we are required to maintain with RBS containing our retained earnings relating to the vessels securing the loans, has been fully funded and (ii) we are not in default of any provisions of the credit facility. We are currently in compliance with both of these provisions.

              The events of default under the HSH Nordbank, KEXIM and KEXIM-Fortis credit facilities, include: (a) non-payment of an amount on the date it is due at the place and in the currency in which the payment is expressed as payable; (b) breach of covenants or undertakings; (c) any material misrepresentation; (d) cross-default and other material indebtedness (giving effect to any applicable grace periods); (e) the occurrence of a bankruptcy or insolvency event or proceedings leading thereto; (f) creditors' process; (g) the cessation or threat to cease carrying on all or substantially all of our business; (h) repudiation of any document relating to the credit facility; or (i) the occurrence of an event which is likely to have a material adverse effect.

              Additional events of default under the KEXIM-Fortis credit facility include: (a) breach of the guarantor; (b) failure to pay any final judgment or any final order given by a court of competent jurisdiction; or (c) if any security document ceases to be valid or ceases to provide a perfected first priority security interest.

              Additional events of default under the HSH Nordbank and the KEXIM credit facilities include: (a) change of control or ownership; (b) the revocation of any consent, license, approval or other document which is necessary to enable us to comply with our obligations; (c) illegality or impossibility; (d) the reduction of capital; (e) the loss of a vessel without payment in full from the insurance proceeds; (f) revocation or modification of any consent, license, approval or other document which is necessary to enable us to comply with our obligations; (g) the cessation or threat to cease carrying on all or substantially all of our business; (h) the reduction of capital; and (i) the sale, transfer, disposal or other encumbrance of a vessel mortgaged thereunder, or any interest or share therein, is sold, transferred, disposed of or encumbered other than as permitted under the credit facility.

              The events of default under the HSH Nordbank facility also include: (a) a challenge to the registration of a vessel; (b) a notice of termination is given by the swap bank under the master agreement; (c) the country of registration of a vessel becoming involved in hostilities or war so that the security is materially prejudiced; and (d) the arrest or detention of a vessel without prompt release, or any loss of control or possession of a vessel for more than 30 days.

    Aegean Baltic and RBS Credit Facilities

              The Aegean Baltic and the RBS credit facilities contain financial covenants requiring us to:

  •
  maintain adjusted stockholders' equity of at least $250.0 million;

  •
  ensure that adjusted stockholders' equity exceeds 30% of our total assets;

  •
  ensure that our outstanding indebtedness does not exceed 75% of the aggregate market value of the vessels mortgaged under such credit facility;

  •
  maintain at least $30.0 million in cash or cash equivalents;

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145% of our net consolidated debt at all times; and

  •
  maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

              As of June 30, 2006, our adjusted stockholders' equity was $990.5 million, our adjusted stockholders' equity was 58.3% of our total assets, our cash and cash equivalents were $31.6 million, and the aggregate market value of the vessels in our fleet including vessels under construction was 269.0% of our net consolidated debt. As of June 30, 2006, the ratio of our outstanding indebtedness under the Aegean Baltic credit facility and the RBS credit facility to the value of our vessels mortgaged thereunder was 39.1% and 39.1%, respectively. The Aegean Baltic and the RBS credit facilities also contain covenants that will require us to maintain adequate insurance coverage and obtain the banks' consent before we incur new indebtedness that is secured by the mortgaged vessels.

              The Aegean Baltic and the RBS credit facilities do not restrict us from paying dividends so long as we maintain cash and cash equivalents of $30.0 million and maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0. As of June 30, 2006, we had cash and cash equivalents of $31.6 million and our ratio of EBITDA to net interest expense was 5.8 to 1.0.

              The events of default under the Aegean Baltic and the RBS credit facilities include: (a) non-payment of an amount on the date it is due at the place and in the currency in which the payment is expressed as payable; (b) breach of covenants or undertakings; (c) cross-default or other material indebtedness (giving effect to any applicable grace periods); (d) the occurrence of a bankruptcy or insolvency event or proceedings leading thereto; (e) creditors' process; (f) change of control or ownership; (g) repudiation of any document relating to the credit facility; (h) the revocation or modification of any consent, license, approval or other document which is necessary to enable us to comply with our obligations; (i) the cessation or threat to cease carrying on all or substantially all of our business; (j) the reduction of capital; (k) the loss of a vessel without payment in full from the insurance proceeds; (l) a challenge to the registration of a vessel; (m) a notice of termination given by the swap bank under the master agreement; (n) the occurrence of a material adverse change; (o) the country of registration of a vessel becoming involved in hostilities or war so that the security is materially prejudiced; (p) any material misrepresentation; (q) arrest or detention of a vessel without prompt release, or any loss of control or possession of a vessel for more than 30 days; or (r) a vessel, or any interest or share therein, is sold, transferred, disposed of or encumbered other than as permitted under the credit facility.

    Leasing Arrangements

              In addition to the covenants contained in our credit facilities, as part of the leasing arrangements with respect to five containerships in our current fleet, the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one of the containerships under construction, the HN 1561, we have agreed to financial covenants with a subsidiary of Lloyds Bank requiring us to:

  •
  maintain adjusted stockholders' equity of at least $100.0 million;

  •
  ensure that adjusted stockholders' equity exceeds 30% of our total assets;

  •
  maintain at least $5.0 million in cash or cash equivalents;

  •
  ensure that our outstanding indebtedness does not exceed 75% of the aggregate market value of the vessels mortgaged under such credit facility; and

  •
  ensure that the aggregate market value of the vessels in our fleet exceeds 145% of our net consolidated debt at all times.

              The leasing arrangements also include covenants that the current stockholders of Danaos Corporation continue to hold at least 60.0% of its outstanding capital stock and that we continue to own, directly or indirectly, all of the share capital of our subsidiaries that charter-in the respective vessels, subject to the respective leasing arrangements. Under the leasing arrangements we are not restricted from paying dividends so long as we remain in compliance with the covenants set forth in the preceding sentence and the last two bullet points above, our adjusted stockholders' equity exceeds 35.0% of our total assets, we maintain cash and cash equivalents of $20.0 million and we maintain a ratio of EBITDA to net interest expense of no less than 2.5 to 1.0.

New Credit Facilities

              We have signed commitment letters with Aegean Baltic Bank S.A. and HSH Nordbank AG and with The Royal Bank of Scotland with respect to two new senior secured non-amortizing revolving credit facilities to partially refinance our existing senior secured indebtedness with these lenders and to partially finance planned and future vessel acquisitions.

    New RBS Credit Facility

              We, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, have signed a commitment letter with The Royal Bank of Scotland for a new senior revolving credit facility in the aggregate amount of up to $700.0 million, which we refer to as the new RBS credit facility. The new RBS credit facility will be divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility will be made available in four advances. Advance 1 of Tranche A will be in an amount of up to $100.0 million and collateralized by mortgages and other security relating to the APL Holland and the MOL Confidence. Advance 2 will be in an amount of up to $22.0 million and collateralized by mortgages and other security relating to the S.A. Sederberg, the S.A. Winterberg, the

S.A. Helderberg and the Maersk Constantia. Advance 3 will be in an amount of up to $46.0 million and collateralized by mortgages and other security relating to the YM Yantain and Norasia Hamburg. Advance 4 will be in an amount of up to $32.0 million and collateralized by mortgages and other security relating to the Victory I and the YM Milano. We intend to use the borrowings under Tranche A for working capital and to refinance outstanding indebtedness under our existing credit facility with RBS, which is currently collateralized by mortgages and other security relating to the APL Holland, the S.A. Sederberg, the S.A. Winterberg, the S.A. Helderberg and the Maersk Constantia, as well as the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C, and the MV Achilleas, which we have agreed to sell. Tranche B of the new RBS credit facility will be for a maximum amount of $500.0 million. Tranche B may be used to provide financing for a portion of our contracted fleet, future vessel acquisitions in the container or drybulk sectors, or our other ship financing or corporate activities. The revolving period will commence upon the first drawdown under Tranche A and would have a duration of five years.

              Sixty-six months after the first drawdown the available credit limit under Advance 1 of Tranche A will be reduced by six semi-annual reductions of $11.5 million, and a balloon reduction of $31.0 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 2 of Tranche A will be reduced by four semi-annual reductions of $0.75 million, and a balloon reduction of $19.0 million together with the last reduction. Eighteen months after the first drawdown, the available credit limit under Advance 3 of Tranche A will be reduced by four semi-annual reductions of $9.5 million, and a balloon reduction of $8.0 million together with the last reduction. Six months after the first drawdown, the available credit limit under Advance 4 of Tranche A will be reduced by four semi-annual reductions of $6.5 million, and a balloon reduction of $6.0 million together with the last reduction. Each advance made under Tranche B for the financing of a newbuilding would have a term of 10 years from the first drawdown, and there would be no reductions in the available credit limit under each advance until five years after the first drawdown under Tranche A. Six months after this five-year period ends, the available credit limit under each advance would likewise be reduced by equal semi-annual reductions, together with a balloon reduction equal to the balloon reduction that would have been payable as though Tranche B were a 10-year loan repayable on an 18-year straight-line basis. Advances under Tranche B for the purchase of secondhand vessels have similar repayment terms, with slightly shorter time periods for repayment, depending upon the age of the vessel.

              The interest rate on the new RBS credit facility will be 0.75% over LIBOR. A fee of $0.25 million was payable upon the acceptance of the offer letter with an additional fee of $0.25 million due upon the signing of the credit facility. In addition, a commitment fee of 0.3% per annum will accrue on the amount of the undrawn balance of Tranche A, which will be payable quarterly in arrears. We will also be required to pay a 0.175% fee on each drawdown under Tranche B. Should utilization drop below 50.0% at any time, the commitment fee would increase to 0.35%. A guarantee commission in the amount of 0.75% per annum on any guarantees issued will be payable quarterly in advance for each undivided three-month period.

              The new RBS credit facility will contain financial covenants requiring us to:

  •
  ensure that the aggregate market value of the vessels mortgaged under the new credit facility exceeds 125% of the aggregate outstanding principal amount thereunder at all times;

  •
  maintain liquidity in the amount of at least $30.0 million;

  •
  ensure that our net worth exceeds $400.0 million;

  •
  ensure that our total liabilities, at all times, will be no more than 70% of the market value of our adjusted total assets; and

  •
  maintain operating cash flow, defined as EBITDA, of at least 250% of net consolidated interest expense.

              The new RBS credit facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the consent of RBS before we incur any new indebtedness that is secured by the mortgaged vessels. It will also require that our chief executive officer, Dr. Coustas, or members of his family, control at least 51.0% of our outstanding capital stock and that the vessels mortgaged under the facility are at all times managed by our manager. In addition, we and our subsidiaries will not be permitted under the new RBS credit facility to pay dividends if there is a breach of covenant or an event of default.

    New Aegean Baltic-Nordbank Credit Facility

              We, as borrower, and certain of our vessel-owning subsidiaries, as guarantors, have signed a commitment letter with Aegean Baltic Bank S.A. and HSH Nordbank AG for a new revolving and term loan credit facility in the aggregate amount of $700.0 million, which we refer to as the new Aegean Baltic-Nordbank credit facility. The new Aegean Baltic-Nordbank credit facility will be divided into two revolving credit tranches, Tranche A and Tranche B. Tranche A of the credit facility will be for a committed amount of $200.0 million and will be collateralized by mortgages and other security relating to the APL Belgium, the APL England, the APL Scotland and the Hyundai Commodore. We intend to use the borrowings under Tranche A to refinance outstanding indebtedness under our existing credit facility with Aegean Baltic Bank, which is currently collateralized by mortgages and other security relating to these same vessels. Tranche B of the new Aegean Baltic-Nordbank credit facility will be for a maximum amount of $500.0 million. Tranche B is to be used to provide financing for future vessel acquisitions, or other ship financing or corporate activities. The interest rate on the new Aegean Baltic-Nordbank credit facility will be 0.75% over LIBOR.

              The revolving period will commence upon signing of this credit facility and will have a duration of five years. The loan will be repayable in up to 20 consecutive quarterly installments beginning in 2011 and a balloon payment, if applicable, together with the last payment due in 2016. An arrangement fee of 0.15% on Tranche A and 0.075% on Tranche B is also payable, half of which was paid upon the acceptance of the commitment letter and the remaining half of which will be paid upon the execution of the final credit facility documentation. In addition, a commitment fee of 0.3% per annum will accrue on the amount of the undrawn balance of Tranche A, which will be payable quarterly in arrears. We will pay a 0.175% fee on each drawdown under Tranche B. Should utilization drop below 50.0% at any time, the commitment fee will increase to 0.35%. An agency fee will be payable in an amount equal to the greater of $0.10 million or 0.05% per annum on the amounts outstanding, payable quarterly in arrears.

              The new Aegean Baltic-Nordbank credit facility will contain financial covenants requiring us to:

  •
  maintain liquidity in the amount of at least $30.0 million;

  •
  ensure that our net worth, prior to this offering, exceeds $250.0 million, and after this offering, exceeds $400.0 million;

  •
  ensure that our total liabilities will, at all times, be no more than 70% of the market value of our adjusted total assets; and

  •
  maintain operating cash flow, defined as EBITDA, of at least 250.0% of net consolidated interest expense.

              We expect that the new Aegean Baltic-Nordbank credit facility will also contain customary covenants that will require us to maintain adequate insurance coverage and obtain the lenders' consent before we incur any new indebtedness that is secured by the mortgaged vessels. In addition, we and our subsidiaries will not be permitted to pay dividends under our new Aegean Baltic-Nordbank credit facility if there is an event of default. Under our new Aegean Baltic-Nordbank credit facility, we and our subsidiaries are not permitted to change our manager, or to allow a change in our ownership, a merger with another entity or a corporate reorganization, without the prior written consent of the lenders. In addition, following this offering, we will not be permitted to de-list from the New York Stock Exchange or be privatized without the prior written consent of our lenders. Events of default under this credit facility include a material adverse change in our business condition and the failure of the Coustas Family to continue to own, directly or indirectly, at least 50% of the voting power of our outstanding capital stock.

Interest Rate Swap Agreements

              In connection with the KEXIM credit facility, under which we pay a fixed rate of interest, on November 15, 2004 we entered into an interest rate hedging transaction with The Royal Bank of Scotland for the notional amount of $62.3 million, on December 15, 2004 we entered into an interest rate swap with The Royal Bank of Scotland for $60.5 million and on April 26, 2005 we entered into an interest rate swap with The Royal Bank of Scotland for $20.0 million (terminated on October 26, 2005 with a net gain of $43,908), each designed to decrease our financing cash outflows by taking advantage of the relatively lower interest rate environment in recent years. In the past, we have also entered into interest swap agreements in connection with certain of our other credit, which were also designed to decrease our financing cash outflows by taking advantage of relatively low interest rate environments. We have recognized these derivative instruments on the balance sheet at their fair value. As of June 15, 2006, these interest rate swaps qualified for hedge accounting and, accordingly, since that time, only differences arising from the change in fair value of the hedging instrument and the hedged item are recognized in our earnings as a result of hedge ineffectiveness. Prior to June 15, 2006, we recognized changes in the fair value of the interest rate swaps in current period earnings as these interest rate swap agreements did not qualify as hedging instruments under the requirements in the accounting literature because we had not adopted a hedging policy. These changes would occur due to changes in market interest rates for debt with substantially similar credit risk, payment profile and terms. We have not held or issued derivative financial instruments for trading or other speculative purposes.

              The commitment letters we have signed with respect to our new Aegean Baltic-Nordbank credit facility and our new RBS credit facility each provide that we may enter into similar interest rate swap agreements in connection with these credit facilities as well.

SHARES ELIGIBLE FOR FUTURE SALE

              Upon completion of this offering, we will have 54,557,500 shares of common stock outstanding or 56,095,000 shares if the underwriters' overallotment option is exercised in full. Of these shares, only the 10,250,000 shares sold in this offering, or 11,787,500 shares if the underwriters' overallotment option is exercised in full, will be freely transferable in the United States without restriction under the Securities Act, except for any shares purchased by one of our "affiliates," which will be subject to the resale limitations of Rule 144 under the Securities Act. After the consummation of this offering, our existing stockholders will continue to own 44,307,500 shares of common stock which were acquired in private transactions not involving a public offering and these shares are therefore treated as "restricted securities" for purposes of Rule 144. The restricted securities held by our existing stockholders, officers and directors will be subject to the underwriters' 180-day lock-up agreement and, in the case of our chief executive officer, John Coustas, and the Coustas Family Trust, the underwriters' 730-day lock-up agreement. These agreements do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive. Restricted securities may not be resold except in compliance with the registration requirements of the Securities Act or under an exemption from those registration requirements, such as the exemptions provided by Rule 144, Regulation S and other exemptions under the Securities Act.

              In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, who owns shares that were acquired from the issuer or an affiliate at least one year ago, would be entitled to sell within any three-month period, a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, which would be approximately 54,557 shares immediately after this offering, or (ii) an amount equal to the average weekly reported volume of trading in shares of our common stock on all national securities exchanges and/or reported through the automated quotation system of registered securities associations during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC. Sales in reliance on Rule 144 are also subject to other requirements regarding the manner of sale, notice and availability of current public information about us. A person or persons whose shares are aggregated, who is not deemed to have been one of our affiliates at any time during the 90 days immediately preceding the sale may sell restricted securities in reliance on Rule 144(k) without regard to the limitations described above, provided that two years have expired since the later of the date on which the same restricted securities were acquired from us or one of our affiliates. As defined in Rule 144, an "affiliate" of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, that same issuer.

              Our directors and officers and our existing stockholders have agreed during the period beginning from the date of the prospectus and continuing to and including the date 180 days after the date of this prospectus, not to offer, sell, contract to sell or otherwise dispose of any of our securities which are substantially similar to the common stock or which are convertible or exchangeable into securities which are substantially similar to the common stock, without the prior written consent of Merrill Lynch Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. In addition, our chief executive officer, John Coustas, and the Coustas Family Trust have agreed not to offer, pledge, sell, contract to sell, or transfer directly or indirectly 100% of their shares for a period of 730 days following the completion of this offering. These agreements do not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

              As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, as mentioned above, as follows:

Days After the Date of this Prospectus	Number of Shares Eligible for Sale	Comment
Date of prospectus	0	Shares not locked up and eligible for sale freely or under Rule 144.
180 days	620,305	Lock-up of officers and directors and our existing stockholders released; shares will be eligible for sale subject to compliance with Rule 144.
730 days	44,307,500	Lock-up relating to the shares held by John Coustas and the Coustas Family Trust; shares will be eligible for sale.

              Prior to this offering, there has been no public market for our common stock, and no reliable prediction can be made as to the effect, if any, that future sales or the availability of shares for sale will have on the market price of our common stock prevailing from time to time. Nevertheless, sales of substantial amounts of our common stock in the public market, including shares issued upon the exercise of options that may be granted under any employee stock option or employee stock award plan of ours, or the perception that those sales may occur, could adversely affect prevailing market prices for our common stock.

DESCRIPTION OF CAPITAL STOCK

              Under our articles of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $.01 par value per share, of which 44,307,500 shares are issued and outstanding and fully paid, and 5,000,000 shares of blank check preferred stock, $.01 par value per share, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan". All of our shares of stock are in registered form.

Common Stock

              As of the date of this prospectus, we have 44,307,500 shares of common stock outstanding. Upon consummation of this offering, we will have outstanding 54,557,500 shares of common stock or 56,095,000 shares if the underwriters' overallotment option is exercised in full, out of 200,000,000 shares authorized to be issued. Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Holders of common stock do not have conversion, redemption or preemptive rights to subscribe to any of our securities. All outstanding shares of common stock are, and the shares to be sold in this offering when issued and paid for will be, fully paid and nonassessable. The rights, preferences and privileges of holders of shares of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

              There were 500 shares of common stock outstanding on October 7, 2005, the date our company was domesticated in the Republic of The Marshall Islands. On September 18, 2006 we effected a 88,615-for-1 stock split.

Other Matters

              Our Articles of Incorporation and Bylaws.    Our purpose is to engage in any lawful act or activity relating to the business of chartering, rechartering or operating containerships, drybulk carriers or other vessels or any other lawful act or activity customarily conducted in conjunction with shipping, and any other lawful act or activity approved by the board of directors. Our articles of incorporation and bylaws do not impose any limitations on the ownership rights of our stockholders.

              Under our bylaws, annual stockholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called by the board of directors or, at the request of the holders of a majority of our issued and outstanding stock entitled to vote on the matters proposed to be considered at such meeting, or by our secretary. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the stockholders that will be eligible to receive notice and vote at the meeting.

              Directors.    Our directors are elected by a plurality of the votes cast at each annual meeting of the stockholders by the holders of shares entitled to vote in the election. There is no provision for cumulative voting.

              The board of directors may change the number of directors to not less than two, nor more than 15, by a vote of a majority of the entire board. Each director shall be elected to serve until the third succeeding annual meeting of stockholders and until his or her successor shall have been duly elected and qualified, except in the event of death, resignation or removal. A vacancy on the board created by death, resignation, removal (which may only be for cause), or failure of the stockholders to elect the entire class of directors to be elected at any election of directors or for any other reason, may be filled only by an affirmative vote of a majority of the remaining directors then in office, even if less than a quorum, at any special meeting called for that purpose or at any regular meeting of the board of directors. The board of directors has the authority to fix the amounts which shall be payable to the members of our board of directors for attendance at any meeting or for services rendered to us.

              Dividends.    Our board of directors has adopted a dividend policy, effective upon closing of the offering, which reflects an intention to pay a quarterly dividend of $0.44 per share, or $1.76 per share per year, subject to the limitations discussed below.

              We currently intend to pay dividends in amounts that will allow us to retain a portion of our cash flows to fund vessel, fleet or company acquisitions that we expect to be accretive to earnings and cash flows, and for debt repayment and drydocking costs, as determined by management and our board of directors. The timing and amount of dividend payments will be dependent upon our earnings, financial condition, cash requirements and availability, fleet renewal and expansion, restrictions in our credit facilities, the provisions of Marshall Islands law affecting the payment of distributions to stockholders and other factors. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our board of directors. There can be no assurance that dividends will be paid in the anticipated amounts and frequency set forth in this prospectus. Our ability to pay dividends may be limited by the amount of cash we can generate from operations following the payment of fees and expenses and the establishment of any reserves as well as additional factors unrelated to our profitability. We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make dividend payments. See "Risk Factors—Risks Inherent in Our Business" for a discussion of the risks related to our ability to pay dividends. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or if it would be rendered insolvent upon the payment thereof.

              Dissenters' Rights of Appraisal and Payment.    Under the Marshall Islands Business Corporations Act, or the BCA, our stockholders have the right to dissent from various corporate actions, including any merger or sale of all or substantially all of our assets not made in the usual course of our business, and to receive payment of the fair value of their shares. In the event of any further amendment of our articles of incorporation, a stockholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting stockholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting stockholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of The Marshall Islands in which our Marshall Islands office is situated or in any appropriate jurisdiction outside the Marshall Islands in which our shares are primarily traded on a local or national securities exchange. The value of the shares of the dissenting stockholder is fixed by the court after reference, if the court so elects, to the recommendations of a court-appointed appraiser.

              Stockholders' Derivative Actions.    Under the BCA, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

              Anti-takeover Provisions of our Charter Documents.    Several provisions of our articles of incorporation and bylaws may have anti-takeover effects. These provisions are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise, that a stockholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

              Under the terms of our articles of incorporation, our board of directors has authority, without any further vote or action by our stockholders, to issue up to 5,000,000 shares of blank check preferred stock, of which 1,000,000 shares have been designated Series A Participating Preferred Stock in connection with our adoption of a stockholder rights plan as described below under "—Stockholder Rights Plan". Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

              Our articles of incorporation provide for a board of directors serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of our company. It could also delay stockholders who do not agree with the policies of the board of directors from removing a majority of the board of directors for two years.

Election and Removal of Directors

              Our articles of incorporation and bylaws prohibit cumulative voting in the election of directors. Our bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our bylaws also provide that our directors may be removed only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Calling of Special Meetings of Stockholders

              Our bylaws provide that special meetings of our stockholders may be called by our board of directors or, at the request of holders of a majority of the common stock entitled to vote at such meeting, by our secretary.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

              Our bylaws provide that stockholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of stockholders must provide timely notice of their proposal in writing to the corporate secretary.

              Generally, to be timely, a stockholder's notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the previous year's annual meeting. Our bylaws also specify requirements as to the form and content of a stockholder's notice. These provisions may impede stockholders' ability to bring matters before an annual meeting of stockholders or to make nominations for directors at an annual meeting of stockholders.

Business Combinations

              Although the BCA does not contain specific provisions regarding "business combinations" between companies organized under the laws of the Marshall Islands and "interested stockholders," we have included these provisions in our articles of incorporation. Specifically, our articles of incorporation prohibit us from engaging in a "business combination" with certain persons for three years following the date the person becomes an interested stockholder. Interested stockholders generally include:

  •
  any person who is the beneficial owner of 15% or more of our outstanding voting stock; or

  •
  any person who is our affiliate or associate and who held 15% or more of our outstanding voting stock at any time within three years before the date on which the person's status as an interested stockholder is determined, and the affiliates and associates of such person.

              Subject to certain exceptions, a business combination includes, among other things:

  •
  certain mergers or consolidations of us or any direct or indirect majority-owned subsidiary of ours;

  •
  any sale, lease, exchange, mortgage, pledge, transfer or other disposition of our assets or of any subsidiary of ours having an aggregate market value equal to 10% or more of either the aggregate market value of all assets of us, determined on a consolidated basis, or the aggregate value of all the outstanding stock of us;

  •
  certain transactions that result in the issuance or transfer by us of any stock of the corporation to the interested stockholder;

  •
  any transaction involving us or any of our subsidiaries that has the effect of increasing the proportionate share of any class or series of stock, or securities convertible into any class or series of stock, of ours or any such subsidiary that is owned directly or indirectly by the interested stockholder or any affiliate or associate of the interested stockholder; and

  •
  any receipt by the interested stockholder of the benefit directly or indirectly (except proportionately as a stockholder) of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

              These provisions of our articles of incorporation do not apply to a business combination if:

  •
  before a person became an interested stockholder, our board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

  •
  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, other than certain excluded shares;

  •
  at or following the transaction in which the person became an interested stockholder, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock that is not owned by the interest stockholder;

  •
  the stockholder was or became an interested stockholder prior to the consummation of the initial public offering of our common stock under the Securities Act;

  •
  a stockholder became an interested stockholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the stockholder ceases to be an interested stockholder; and (ii) would not, at any time within the three-year period immediately prior to a business combination between our company and such stockholder, have been an interested stockholder but for the inadvertent acquisition of ownership; or

  •
  the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required under our articles of incorporation which (i) constitutes one of the transactions described in the following sentence; (ii) is with or by a person who either was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of the board; and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than one) who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to:

    (i)
    a merger or consolidation of our company (except for a merger in respect of which, pursuant to the BCA, no vote of the stockholders of our company is required);

    (ii)
    a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of our company or of any direct or indirect majority-owned subsidiary of our company (other than to any direct or indirect wholly-owned subsidiary or to our company) having an aggregate market value equal to 50% or more of either that aggregate market value of all of the assets of our company determined on a consolidated basis or the aggregate market value of all the outstanding shares; or

    (iii)
    a proposed tender or exchange offer for 50% or more of our outstanding voting stock.

Stockholder Rights Plan

    General

              Each share of our common stock includes a right that entitles the holder to purchase from us a unit consisting of one-thousandth of a share of our Series A participating preferred stock at a purchase price of $25.00 per unit, subject to specified adjustments. The rights are issued pursuant to a rights agreement between us and American Stock Transfer & Trust Company, as rights agent. Until a right is exercised, the holder of a right will have no rights to vote or receive dividends or any other stockholder rights.

              The rights may have anti-takeover effects. The rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the rights or a permitted offer, the rights should not interfere with a merger or other business combination approved by our board of directors. The adoption of the rights agreement was approved by our existing stockholders prior to this offering.

              We have summarized the material terms and conditions of the rights agreement and the rights below. For a complete description of the rights, we encourage you to read the rights agreement, which we have filed as an exhibit to the registration statement of which this prospectus is a part.

    Detachment of the Rights

              The rights are attached to all certificates representing our outstanding common stock and will attach to all common stock certificates we issue prior to the rights distribution date that we describe below. The rights are not exercisable until after the rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the rights plan, unless we redeem or exchange them earlier as described below. The rights will separate from the common stock and a rights distribution date will occur, subject to specified exceptions, on the earlier of the following two dates:

  •
  10 days following a public announcement that a person or group of affiliated or associated persons or an "acquiring person" has acquired or obtained the right to acquire beneficial ownership of 15% or more of our outstanding common stock; or

  •
  10 business days following the start of a tender or exchange offer that would result, if closed, in a person becoming an "acquiring person."

              Existing stockholders and their affiliates are excluded from the definition of "acquiring person" for purposes of the rights, and therefore their ownership or future share acquisitions cannot trigger the rights. Specified "inadvertent" owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

              Our board of directors may defer the rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

              Until the rights distribution date:

  •
  our common stock certificates will evidence the rights, and the rights will be transferable only with those certificates; and

  •
  any new shares of common stock will be issued with rights and new certificates will contain a notation incorporating the rights agreement by reference.

              As soon as practicable after the rights distribution date, the rights agent will mail certificates representing the rights to holders of record of common stock at the close of business on that date. After the rights distribution date, only separate rights certificates will represent the rights.

              We will not issue rights with any shares of common stock we issue after the rights distribution date, except as our board of directors may otherwise determine.

    Flip-In Event

              A "flip-in event" will occur under the rights agreement when a person becomes an acquiring person. If a flip-in event occurs and we do not redeem the rights as described under the heading "—Redemption of Rights" below, each right, other than any right that has become void, as described below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such right.

              If a flip-in event occurs, all rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the rights agreement specifies.

    Flip-Over Event

              A "flip-over event" will occur under the rights agreement when, at any time after a person has become an acquiring person:

  •
  we are acquired in a merger or other business combination transaction; or

  •
  50% or more of our assets, cash flows or earning power is sold or transferred.

              If a flip-over event occurs, each holder of a right, other than any right that has become void as we describe under the heading "—Flip-In Event" above, will have the right to receive the number of shares of common stock of the acquiring company having a current market price equal to two times the exercise price of such right.

    Antidilution

              The number of outstanding rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the rights distribution date. With some exceptions, the rights agreement does not require us to adjust the exercise price of the rights until cumulative adjustments amount to at least 1% of the exercise price. It also does not require us to issue fractional shares of our preferred stock that are not integral multiples of one one-hundredth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise. The rights agreement reserves us the right to require, prior to the occurrence of any flip-in event or flip-over event that, on any exercise of rights, that a number of rights must be exercised so that we will issue only whole shares of stock.

    Redemption of Rights

              At any time until 10 days after the date on which the occurrence of a flip-in event is first publicly announced, we may redeem the rights in whole, but not in part, at a redemption price of $.01 per right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash, shares of common stock or any other consideration our board of directors may select. The rights are not exercisable after a flip-in event until they are no longer redeemable. If our board of directors timely orders the redemption of the rights, the rights will terminate on the effectiveness of that action.

    Exchange of Rights

              We may, at our option, exchange the rights (other than rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange must be at an exchange ratio of one share of common stock per right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to:

  •
  any person other than our existing stockholders becoming the beneficial owner of common stock with voting power equal to 50% or more of the total voting power of all shares of common stock entitled to vote in the election of directors; or

  •
  the occurrence of a flip-over event.

    Amendment of Terms of Rights

              While the rights are outstanding, we may amend the provisions of the rights agreement only as follows:

  •
  to cure any ambiguity, omission, defect or inconsistency;

  •
  to make changes that do not adversely affect the interests of holders of rights, excluding the interests of any acquiring person; or

  •
  to shorten or lengthen any time period under the rights agreement, except that we cannot change the time period when rights may be redeemed or lengthen any time period, unless such lengthening protects, enhances or clarifies the benefits of holders of rights other than an acquiring person.

              At any time when no rights are outstanding, we may amend any of the provisions of the rights agreement, other than decreasing the redemption price.

Registrar and Transfer Agent

              The registrar and transfer agent for our common stock is American Stock Transfer & Trust Company.

MARSHALL ISLANDS COMPANY CONSIDERATIONS

              Our corporate affairs are governed by our articles of incorporation and bylaws and by the Business Corporation Act of the Republic of The Marshall Islands, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA provides that it is to be in interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Marshall Islands and we can not predict whether Marshall Islands courts would reach the same conclusions as United States courts. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling stockholders than would stockholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to stockholders' rights:

Marshall Islands		Delaware
Stockholder Meetings
•	Held at a time and place as designated in the bylaws.	•	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the Board of Directors.
•	May be held within or without the Marshall Islands.	•	May be held within or without Delaware.
•	Notice:	•	Notice:
	• Whenever stockholders are required to take action at a meeting, written notice shall state the place, date and hour of the meeting and indicate that it is being issued by or at the direction of the person calling the meeting.		• Whenever stockholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.
	• A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.		• Written notice shall be given not less than 10 nor more than 60 days before the meeting.
Stockholder's Voting Rights
•	Any action required to be taken by meeting of stockholders may be taken without meeting if consent is in writing and is signed by all the stockholders entitled to vote.	•	Stockholders may act by written consent to elect directors.
•	Any person authorized to vote may authorize another person to act for him by proxy.	•	Any person authorized to vote may authorize another person or persons to act for him by proxy.
•	Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one third of the shares entitled to vote at a meeting.	•	For non-stock companies, certificate of incorporation or bylaws may specify the number of members to constitute a quorum. In the absence of this, one-third of the members shall constitute a quorum.

•	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any stockholders.	•	For stock corporations, certificate of incorporation or bylaws may specify the number to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.
•	The articles of incorporation may provide for cumulative voting in the election of directors.	•	The certificate of incorporation may provide for cumulative voting.
•	Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a stockholder meeting.	•	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by stockholders of each constituent corporation at an annual or special meeting.
•	Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation's usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a stockholder meeting.	•	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of a corporation entitled to vote.
•	Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the stockholders of any corporation.	•	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of stockholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called stockholder meeting.
•	Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the stockholders, unless otherwise provided for in the articles of incorporation.	•	Any mortgage or pledge of a corporation's property and assets may be authorized without the vote or consent of stockholders, except to the extent that the certificate of incorporation otherwise provides.
Directors
•	Board must consist of at least one member.	•	Board must consist of at least one member.
•	Number of members can be changed by an amendment to the bylaws, by the stockholders, or by action of the board.	•	Number of board members shall be fixed by the bylaws, unless the certificate of incorporation fixes the number of directors.

•	If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.		•	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.
•	Removal:		•	Removal:
	•	Any or all of the directors may be removed for cause by vote of the stockholders.		• Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.
	•	If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the stockholders.		• In the case of a classified board, stockholders may effect removal of any or all directors only for cause.
Dissenter's Rights of Appraisal
•	Stockholder's have a right to dissent from a merger or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.		•	With limited exceptions, appraisal rights are available for the shares of any class or series of stock of a corporation in a merger or consolidation.
•	A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:
	•	alters or abolishes any preferential right of any outstanding shares having preference; or
	•	creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or
	•	alters or abolishes any preemptive right of such holder to acquire shares or other securities; or
	•	excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Stockholder's Derivative Actions
•
	An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	•
In any derivative suit instituted by a stockholder or a corporation, it shall be averred in the complaint that the plaintiff was a stockholder of the corporation at the time of the transaction of which he complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.
•	Complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.
•	Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic.
•	Reasonable expenses including attorney's fees may be awarded if the action is successful.
•	Corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

TAX CONSIDERATIONS

              The following is a discussion of the material Marshall Islands, Liberian and United States federal income tax considerations relevant to an investment decision by a potential investor with respect to the common stock. This discussion does not purport to deal with the tax consequences of owning common stock to all categories of investors, some of which, such as dealers in securities, banks, thrifts or other financial institutions, insurance companies, regulated investment companies, tax-exempt organizations, United States expatriates, persons that hold our common stock as part of a straddle, conversion transaction or hedge, persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code of 1986, or the Code, investors that are subject to the alternative minimum tax, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common stock, may be subject to special rules. This discussion deals only with holders who purchase common stock in connection with this offering and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

              In the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of The Marshall Islands, the following are the material Marshall Islands tax consequences of our activities to us and to holders of our common stock who do not reside in, maintain offices in or engage in business in the Marshall Islands.

              We are a Marshall Islands corporation. Because we do not, and we do not expect that we will, conduct business or operations in the Marshall Islands, and because all documentation related to this offering will be executed outside of the Marshall Islands, under current Marshall Islands law we are not subject to tax on income or capital gains and you will not be subject to Marshall Islands taxation or withholding on dividends and other distributions, including upon a return of capital, we make to you as a stockholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common stock, and you will not be required by the Republic of The Marshall Islands to file a tax return relating to the common stock.

              Each prospective stockholder is urged to consult their tax counsel or other advisor with regard to the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of their investment in us. Further, it is the responsibility of each stockholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of them.

Liberian Tax Considerations

              In the opinion of Watson, Farley & Williams (New York) LLP, our counsel as to matters of the laws of the Republic of Liberia, the following are the material Liberian tax consequences of the activities of our Liberian subsidiaries.

              The Republic of Liberia enacted a new income tax act effective as of January 1, 2001 (the "New Act"). In contrast to the income tax law previously in effect since 1977, the New Act does not distinguish between the taxation of "non-resident" Liberian corporations, such as our Liberian subsidiaries, which conduct no business in Liberia and were wholly exempt from taxation under the prior law, and "resident" Liberian corporations which conduct business in Liberia and are (and were under the prior law) subject to taxation.

              In 2004, the Liberian Ministry of Finance issued regulations exempting non-resident corporations engaged in international shipping, such as our Liberian subsidiaries, from Liberian taxation under the New Act retroactive to January 1, 2001. It is unclear whether these regulations, which ostensibly conflict with the provisions of the New Act, are a valid exercise of the regulatory authority of the Liberian Ministry of Finance such that the regulations can be considered unquestionably enforceable. However, an opinion dated December 23, 2004 addressed by the Minister of Justice and Attorney General of the Republic of Liberia to The LISCR Trust Company stated that the regulations are a valid exercise of the regulatory authority of the Ministry of Finance. The Liberian Ministry of Finance has not at any time since January 1, 2001 sought to collect taxes from any of our Liberian subsidiaries.

              If, however, our Liberian subsidiaries were subject to Liberian income tax under the New Act, they would be subject to tax at a rate of 35% on their worldwide income. As a result, their, and subsequently our, net income and cash flow would be materially reduced. In addition, as the ultimate shareholder of the Liberian subsidiaries we would be subject to Liberian withholding tax on dividends paid by our Liberian subsidiaries at rates ranging from 15% to 20%.

United States Federal Income Tax Considerations

              The following discussion, except with respect to our status as a "passive foreign investment company" for any period and the discussion under the heading "—PFIC Status and Material U.S. Federal Tax Consequences," represents the opinion of Morgan, Lewis & Bockius LLP regarding the material United States federal income tax consequences to us of our activities and, subject to the limitations referred to above under "Tax Considerations," to holders of our common stock. The discussion below with respect to our status as a "passive foreign investment company" and the material United States federal income tax consequences to United States Holders, as defined below, of a "passive foreign investment company," including the discussion under the heading "—PFIC Status and Material U.S. Federal Tax Consequences," represents the opinion of White & Case LLP, our special U.S. tax counsel. Morgan, Lewis & Bockius LLP is rendering no opinion regarding our qualification as a passive foreign investment company for any period. In rendering its opinion Morgan, Lewis & Bockius LLP is relying upon representations that we have made to it regarding our organization, our historic, current and anticipated assets, income and activities and the ownership and trading of our shares and representations that it has received from John Coustas, our chief executive officer, regarding the ownership of the shares of Protector Holdings Inc. and, indirectly, of our shares and certain other matters. If any of such representations are incorrect, then the conclusions expressed herein may be adversely affected. Morgan, Lewis & Bockius LLP is rendering no opinion regarding the laws of the Marshall Islands, Liberia, Cyprus or Singapore. The following discussion of United States federal income tax matters is based on the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, all of which are in effect and available and subject to change, possibly with retroactive effect. The discussion below is based, in part, on the description of our business as described in "Business" above and assumes that we conduct our business as described in that section. Except as otherwise noted, this discussion is based on the assumption that we will not maintain an office or other fixed place of business within the United States. We have no current intention of maintaining such an office. References in this discussion to "we" and "us" are to Danaos Corporation and its subsidiaries on a consolidated basis, unless the context otherwise requires.

United States Federal Income Taxation of Our Company

    Taxation of Operating Income: In General

              Unless exempt from United States federal income taxation under the rules discussed below, a foreign corporation is subject to United States federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, operating or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as "shipping income," to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as "United States-source shipping income."

              Shipping income attributable to transportation that both begins and ends in the United States is generally considered to be 100% from sources within the United States. We do not expect to engage in transportation that produces income which is considered to be 100% from sources within the United States.

              Shipping income attributable to transportation exclusively between non-United States ports is generally considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any United States federal income tax.

              In the absence of exemption from tax under Section 883, our gross United States-source shipping income, unless determined to be effectively connected with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed without allowance for deductions as described below.

    Exemption of Operating Income from United States Federal Income Taxation

              Under Section 883 of the Code, for taxable years after 2005 we will be exempt from United States federal income taxation on our United States-source shipping income if:

  (1)
  we are organized in a foreign country (our "country of organization") that grants an "equivalent exemption" to corporations organized in the United States; and

  (2)
  either

        (A)    more than 50% of the value of our stock is owned, directly or indirectly, by individuals who are "residents" of our country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States, which we refer to as the "50% Ownership Test"; or

        (B)    our stock is "primarily and regularly traded on an established securities market" in our country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States, which we refer to as the "Publicly-Traded Test."

              Morgan, Lewis & Bockius LLP is rendering no opinion regarding the laws of the Marshall Islands, Liberia, Cyprus or Singapore. We believe, based on Revenue Ruling 2001-48, 2001-2 C.B. 324, and, in the case of the Marshall Islands, an exchange of notes between the United States and the Marshall Islands, 1990-2 C.B. 321, in the case of Liberia, an exchange of notes between the United States and Liberia, 1988-1 C.B. 463, in the case of Cyprus, an exchange of notes between the United States and Cyprus, 1989-2 C.B. 332 and, in the case of Singapore, an exchange of notes between the United States and Singapore, 1990-2 C.B. 323, (each an "Exchange of Notes") that the Marshall Islands, Liberia, Cyprus and Singapore, the jurisdictions in which we and our ship-owning subsidiaries are incorporated, grant an "equivalent exemption" to United States corporations. Based on advice received from Marshall Islands counsel, we believe that the Marshall Islands continues to honor the Exchange of Notes and that, since the date the Exchange of Notes with the Marshall Islands was entered into, the tax law of the Marshall Islands has not changed so as to be inconsistent with the Exchange of Notes with the United States. Therefore, we believe that, for taxable years after 2005, we will be exempt from United States federal income taxation with respect to our United States-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met. For taxable years following this offering, it may be difficult to satisfy the 50% Ownership Test due to the widely-held ownership of our stock. Our ability to satisfy the Publicly-Traded Test is discussed below.

              The Section 883 regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be "primarily traded" on an established securities market in a particular country if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. For taxable years following the completion of our offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be "primarily traded" on the New York Stock Exchange.

              Under the regulations, our common stock will be considered to be "regularly traded" on an established securities market if one or more classes of our stock representing more than 50% of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market. We refer to this as the listing threshold. Since our common stock will be our sole class of stock we anticipate that we will satisfy the listing requirement for taxable years following the completion of our offering.

              It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or 1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests for taxable years following the completion of our offering. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied if, as we expect to be the case with our common stock for taxable years following the completion of our offering, such class of stock is traded on an established market in the United States and such stock is regularly quoted by dealers making a market in such stock.

              Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of our stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of such class of our outstanding shares of the stock is owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of our outstanding stock, which we refer to as the "5 Percent Override Rule."

              For purposes of being able to determine the persons who own 5% or more of our stock, or "5% Stockholders," the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the "SEC," as having a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

              We anticipate that more than 50% of our shares of common stock will be owned by 5% stockholders immediately following the offering. In such circumstances, we will be subject to the 5% Override Rule unless we can establish that among the shares included in the closely-held block of our shares of common stock are a sufficient number of shares of common stock that are owned or treated as owned by "qualified stockholders" that the shares of common stock included in such block that are not so treated could not constitute 50% or more of the shares of our common stock for more than half the number of days during the taxable year. In order to establish this, such qualified stockholders would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders. For these purposes, a "qualified stockholder" includes (i) an individual that owns or is treated as owning shares of our common stock and is a resident of a jurisdiction that provides an exemption that is equivalent to that provided by Section 883 of the Code and (ii) certain other persons. There can be no assurance that we will not be subject to the 5 Percent Override Rule with respect to any taxable year following the completion of our offering.

              We expect that following the offering, approximately 80.0% of our shares (77.9% if the underwriters' overallotment option is exercised) will be treated, under applicable attribution rules, as owned by the Coustas Family Trust whose ownership of our shares will be attributed, during his lifetime, to John Coustas, our chief executive officer, for purposes of Section 883. Dr. Coustas has entered into an agreement with us regarding his compliance, and the compliance of certain entities that he controls and through which he owns our shares, with the certification requirements designed to substantiate status as qualified stockholders. In certain circumstances, including circumstances where Dr. Coustas ceases to be a "qualified stockholder" or where the Coustas Family Trust transfers some or all of our shares that it holds, Dr Coustas's compliance, and the compliance of certain entities that he controls or through which he owns our shares, with the terms of the agreement with us will not enable us to satisfy the requirements for the benefits of Section 883. Following Dr. Coustas's death, there can be no assurance that our shares that are treated, under applicable attribution rules, as owned by the Coustas Family Trust will be treated as owned by a "qualified stockholder" or that any "qualified stockholder" to whom ownership of all or a portion of such ownership is attributed will comply with the ownership certification requirements under Section 883.

              To the extent the benefits of Section 883 are unavailable, our U.S.-source shipping income, to the extent not considered to be "effectively connected" with the conduct of a United States trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since, under the sourcing rules described above, we expect that no more than 50% of our shipping income would be treated as being derived from United States sources, we expect that the maximum effective rate of United States federal income tax on our gross shipping income would never exceed 2% under the 4% gross basis tax regime. Many of our charters contain provisions obligating the charter to reimburse us for amounts paid in respect of the 4% tax with respect to the activities of the vessel subject to the charter.

              To the extent the benefits of the Section 883 exemption are unavailable and our United States-source shipping income is considered to be "effectively connected" with the conduct of a United States trade or business, as described below, any such "effectively connected" U.S.-source shipping income, net of applicable deductions, would be subject to the United States federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to the 30% "branch profits" taxes on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our United States trade or business.

              Our U.S.-source shipping income, other than leasing income, will be considered "effectively connected" with the conduct of a United States trade or business only if:

  •
  we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income, other than leasing income, is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for operatings that begin or end in the United States.

              Our U.S.-source shipping income from leasing will be considered "effectively connected" with the conduct of a U.S. trade or business only if:

  •
  we have, or are considered to have a fixed place of business in the United States that is involved in the meaning of such leasing income; and

  •
  substantially all (at least 90%) of our U.S.-source shipping income from leasing is attributable to such fixed place of business.

              For these purposes, leasing income is treated as attributable to a fixed place of business where such place of business is a material factor in the realization of such income and such income is realized in the ordinary course of business carried on through such fixed place of business. Based on the foregoing and on the expected mode of our shipping operations and other activities, we believe that none of our U.S.-source shipping income will be "effectively connected" with the conduct of a U.S. trade or business.

    United States Taxation of Gain on Sale of Vessels

              Regardless of whether we qualify for exemption under Section 883, we will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel will be so structured that it will be considered to occur outside of the United States unless any gain from such sale is expected to qualify for exemption under Section 883.

United States Federal Income Taxation of United States Holders

              As used herein, the term "United States Holder" means a beneficial owner of common stock that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

              If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common stock, you are encouraged to consult your tax advisor.

    Distributions

              Subject to the discussion of passive foreign investment companies below, any distributions made by us with respect to our common stock to a United States Holder will generally constitute dividends, which may be taxable as ordinary income or "qualified dividend income" as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the United States Holder's tax basis in his common stock on a dollar for dollar basis and thereafter as capital gain. Because we are not a United States corporation, United States Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as "passive income" (or "passive category income" for taxable years beginning after December 31, 2006) or, in the case of certain types of United States Holders, "financial services income" (which will be treated as "general category income" income for taxable years beginning after December 31, 2006) for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

              Dividends paid on our common stock to a United States Holder who is an individual, trust or estate (a "United States Individual Holder") should be treated as "qualified dividend income" that is taxable to such United States Individual Holders at preferential tax rates (through 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) we are not a passive foreign investment company, or PFIC, for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under "—PFIC Status and Material U.S. Federal Tax Consequences"); and (3) the United States Individual Holder owns the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend. Special rules may apply to any "extraordinary dividend". Generally, an extraordinary dividend is a dividend in an amount which is equal to or in excess of ten percent of a stockholder's adjusted basis (or fair market value in certain circumstances) in a share of common stock paid by us. If we pay an "extraordinary dividend" on our common stock that is treated as "qualified dividend income," then any loss derived by a United States Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a United States Individual Holder. Any dividends paid by us which are not eligible for these preferential rates will be taxed to a United States Individual Holder at the standard ordinary income rates.

              Legislation was recently introduced in the United States Senate that would deny the preferential rate of federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation, unless the non-U.S. corporation either is eligible for the benefits of a comprehensive income tax treaty with the United States or is created or organized under the laws of a foreign country which has a comprehensive income tax system. Because the Marshall Islands has not entered into a comprehensive income tax treaty with the United States and imposes only limited taxes on corporations organized under its laws, it is unlikely that we could satisfy either of these requirements. Consequently, if this legislation were enacted in its current form the preferential rate of federal income tax described above may no longer be applicable to dividends received from us. As of the date hereof, it is not possible to predict with certainty whether or in what form the proposed legislation will be enacted.

    Sale, Exchange or other Disposition of Common Stock

              Assuming we do not constitute a PFIC for any taxable year, a United States Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the United States Holder from such sale, exchange or other disposition and the United States Holder's tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the United States Holder's holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States-source income or loss, as applicable, for United States foreign tax credit purposes. A United States Holder's ability to deduct capital losses is subject to certain limitations.

    PFIC Status and Material U.S. Federal Tax Consequences

              Special United States federal income tax rules apply to a United States Holder that holds stock in a foreign corporation classified as a passive foreign investment company, or PFIC, for United States federal income tax purposes. In general, we will be treated as a PFIC in any taxable year in which, after applying certain look-through rules, either:

  •
  at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

  •
  at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income.

              For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary's stock. Income earned, or deemed earned, by us in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute "passive income" unless we are treated under specific rules as deriving our rental income in the active conduct of a trade or business.

              While there are legal uncertainties involved in this determination, our special United States tax counsel, White & Case LLP, is of the opinion that we should not be treated as a PFIC for the taxable year ended December 31, 2005 or the taxable year ending December 31, 2006, based upon our representations to them regarding, among other things, the economics of the leasing arrangements entered into with respect to the CSCL Europe, the CSCL America, the Maersk Derby (ex P&O Nedlloyd Caracas), the Vancouver Express (ex P&O Nedlloyd Caribbean) and the CSCL Pusan (ex HN 1559), and one of the containerships under construction, the HN 1561, and our projected income and assets for the taxable year ending 2006. Based on the foregoing, White & Case LLP has concluded that, although there is no legal authority directly on point, the put options granted by Allco Finance (UK) Limited to a subsidiary of Lloyds Bank and the put options granted by us to Allco Finance (UK) Limited with respect to certain interests in the vessel-owning partnerships should not be treated as exercised on the date such options were granted. Consequently, we should not be treated as owning such vessels for U.S. federal income tax purposes.

              White & Case LLP has also concluded that, although there is no legal authority directly on point, the gross income that we derive from time chartering activities of our subsidiaries should constitute services income rather than rental income. Consequently, such income should not constitute passive income and the vessels that we or our subsidiaries operate in connection with the production of such income should not constitute passive assets for purposes of determining whether we are a PFIC. White & Case LLP believes that there is legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters as services income for other tax purposes. However, in the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with this opinion. No assurance can be given that this result will not occur. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC, we cannot assure you that the nature of our assets, income and operations will not change in the future, or that we can avoid being treated as a PFIC in the future.

              As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a United States Holder would be subject to different taxation rules depending on whether the United States Holder makes an election to treat us as a "Qualified Electing Fund," which election we refer to as a "QEF election." As an alternative to making a QEF election, a United States Holder should be able to make a "mark-to-market" election with respect to our common stock, as discussed below.

    Taxation of United States Holders Making a Timely QEF Election

              If a United States Holder makes a timely QEF election, which United States Holder we refer to as an "Electing Holder," for United States federal income tax purposes each year the Electing Holder must report his, her or its pro-rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder's adjusted tax basis in the common stock would be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed would result in a corresponding reduction in the adjusted tax basis in the common stock and would not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A United States Holder would make a QEF election with respect to any year that our company is treated as a PFIC by filing one copy of IRS Form 8621 with his, her or its United States federal income tax return and a second copy in accordance with the instructions to such form. If we were to become aware that we were to be treated as a PFIC for any taxable year, we would notify all United States Holders of such treatment and would provide all necessary information to any United States Holder who requests such information in order to make the QEF election described above.

    Taxation of United States Holders Making a "Mark-to-Market" Election

              Alternatively, if we were to be treated as a PFIC for any taxable year and, as we anticipate, our common stock is treated as "marketable stock," a United States Holder would be allowed to make a "mark-to-market" election with respect to our common stock, provided the United States Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the United States Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the common stock at the end of the taxable year over such holder's adjusted tax basis in the common stock. The United States Holder also would be permitted an ordinary loss in respect of the excess, if any, of the United States Holder's adjusted tax basis in the common stock over its fair market value at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A United States Holder's tax basis in his, her or its common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included by the United States Holder.

    Taxation of United States Holders Not Making a Timely QEF or Mark-to-Market Election

              Finally, if we were treated as a PFIC for any taxable year, a United States Holder who does not make either a QEF election or a "mark-to-market" election for that year, whom we refer to as a "Non-Electing Holder," would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder's holding period for the common stock) and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

  •
  the excess distribution or gain would be allocated ratably over the Non-Electing Holder's aggregate holding period for the common stock;

  •
  the amount allocated to the current taxable year would be taxed as ordinary income; and

  •
  the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

              If a Non-Electing Holder who is an individual dies before January 1, 2010, while owning our common stock, such holder's successor generally will not receive a step-up in tax basis with respect to such stock.

              Under recently issued temporary regulations, if a United States Holder held our common stock during a period when we were treated as a PFIC but the United States Holder did not have a QEF election in effect with respect to us, then in the event that we failed to qualify as a PFIC for a subsequent taxable year, the United States Holder could elect to cease to be subject to the rules described above with respect to those shares by making a "deemed sale" or, in certain circumstances, a "deemed dividend" election with respect to our common stock. If the United States Holder makes a deemed sale election, the United States Holder will be treated, for purposes of applying the rules described in the preceding paragraph, as having disposed of our common stock for their fair market value on the last day of the last taxable year for which we qualified as a PFIC (the "termination date"). The United States Holder would increase his, her or its basis in such common stock by the amount of the gain on the deemed sale described in the preceding sentence. Following a deemed sale election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC.

              If we were treated as a "controlled foreign corporation" for United States tax purposes for the taxable year that included the termination date, then a United States Holder could make a deemed dividend election with respect to our common stock. If a deemed dividend election is made, the United States Holder is required to include in income as a dividend his, her or its pro rata share (based on all of our stock held by the United States Holder, directly or under applicable attribution rules, on the termination date) of our post-1986 earnings and profits as of the close of the taxable year that includes the termination date (taking only earnings and profits accumulated in taxable years in which we were a PFIC into account). The deemed dividend described in the preceding sentence is treated as an excess distribution for purposes of the rules described in the second preceding paragraph. The United States Holder would increase his, her or its basis in our common stock by the amount of the deemed dividend. Following a deemed dividend election, the United States Holder would not be treated, for purposes of the PFIC rules, as having owned the common stock during a period prior to the termination date when we qualified as a PFIC. For purposes of determining whether the deemed dividend election is available, we will generally be treated as a controlled foreign corporation for a taxable year when, at any time during that year, United States persons, each of whom owns, directly or under applicable attribution rules, common stock having 10% or more of the total voting power of our common stock, in the aggregate own, directly or under applicable attribution rules, shares representing more than 50% of the voting power or value of our common stock.

              A deemed sale or deemed dividend election must be made on the United States Holder's original or amended return for the shareholder's taxable year that includes the termination date and, if made on an amended return, such amended return must be filed not later than the date that is three years after the due date of the original return for such taxable year. Special rules apply where a person is treated, for purposes of the PFIC rules, as indirectly owning our common stock.

United States Federal Income Taxation of "Non-United States Holders"

              A beneficial owner of common stock that is not a United States Holder and is not treated as a partnership for United States federal income tax purposes is referred to herein as a "Non-United States Holder."

    Dividends on Common Stock

              Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States.

    Sale, Exchange or Other Disposition of Common Stock

              Non-United States Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

  •
  the gain is effectively connected with the Non-United States Holder's conduct of a trade or business in the United States. If the Non-United States Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain generally is taxable only if it is attributable to a permanent establishment maintained by the Non-United States Holder in the United States; or

  •
  the Non-United States Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

              If the Non-United States Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of United States Holders. In addition, in the case of a corporate Non-United States Holder, such holder's earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

              In general, dividend payments, or other taxable distributions, made within the United States to a noncorporate United States holder will be subject to information reporting requirements and backup withholding tax if such holder:

  •
  fails to provide an accurate taxpayer identification number;

  •
  is notified by the Internal Revenue Service that you have failed to report all interest or dividends required to be shown on your federal income tax returns; or

  •
  in certain circumstances, fails to comply with applicable certification requirements.

              Non-United States Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

              If a holder sells our common stock to or through a United States office or broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the holder certifies that it is a non-United States person, under penalties of perjury, or the holder otherwise establishes an exemption. If a holder sells our common stock through a non-United States office of a non-United States broker and the sales proceeds are paid outside the United States then information reporting and backup withholding generally will not apply to that payment. However, United States information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if a holder sells our common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States.

              Backup withholding tax is not an additional tax. Rather, a holder generally may obtain a refund of any amounts withheld under backup withholding rules that exceed such stockholder's income tax liability by filing a refund claim with the Internal Revenue Service.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

              We estimate the expenses in connection with the issuance and distribution of our common stock in this offering, other than underwriting discounts and commissions, as follows:

SEC Registration Fee	$27,750
Printing and Engraving Expenses	120,000
Legal Fees and Expenses	1,500,000
Accountants' Fees and Expenses	750,000
NYSE Fee	250,000
NASD Fee	26,450
Transfer Agent's Fees and Expenses	15,000
Miscellaneous Costs	369,550

Total	$3,058,750

UNDERWRITING

              Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. are acting as joint bookrunning managers of the offering and as representatives of each of the underwriters named below. Subject to the terms and conditions described in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and the underwriters severally have agreed to purchase from us, the number of shares listed opposite their names below.

Underwriters	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Dahlman Rose & Company, LLC
Jefferies & Company, Inc.
Fortis Securities LLC
Nomura International plc

Total	10,250,000

              The underwriters have agreed to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

              We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

              The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer's certificates and legal opinions. The underwriters reserve the right to withdraw or cancel offers to the public and to reject orders in whole or in part.

              The representatives have advised us that the underwriters propose initially to offer the shares to the public at the initial public offering price on the cover of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

              The following table shows the public offering price, underwriting discount and proceeds before expenses to Danaos Corporation. The information assumes either no exercise or full exercise by the underwriters of their overallotment options.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to Danaos Corporation	$	$	$

              The expenses of the offering, not including the underwriting discount, are estimated at $3.1 million and are payable by Danaos Corporation.

              We have granted options to the underwriters to purchase up to additional shares at the public offering price less the underwriting discount. The underwriters may exercise these options for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise these options, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

              Together with our directors, our officers and our other stockholders, we have agreed, with exceptions, not to sell or transfer any shares of our common stock for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated and Citigroup Global Markets Inc. We, our directors, our officers and our other stockholders, have agreed, as applicable, not directly or indirectly, to:

  •
  offer, pledge, sell or contract to sell any shares of common stock;

  •
  sell any option or contract to purchase any shares of common stock;

  •
  purchase any option or contract to sell any shares of common stock;

  •
  grant any option, right or warrant for the sale of any shares of common stock;

  •
  lend or otherwise dispose of or transfer any shares of common stock;

  •
  request or demand that we file a registration statement related to the common stock; or

  •
  enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any shares of common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

              These lock-up provisions apply to our common stock and to securities convertible into or exchangeable or exercisable for or repayable with our common stock. These provisions also apply to common stock owned now or acquired later by such persons or for which such persons later acquire the power of disposition.

              In addition, our chief executive officer, John Coustas, and the Coustas Family Trust have agreed not to offer, pledge, sell, contract to sell, or transfer directly or indirectly 100% of their shares for a period of 730 days following the completion of this offering. This agreement, and the lock-up agreement with our other directors, officers and other stockholders, does not apply to transfers to immediate family or donees who receive such securities as bona fide gifts; provided that such transferees agree to substantially the same transfer restrictions on the securities they receive.

              Our common stock has been approved for listing on the New York Stock Exchange, subject to official notice of issuance, under the symbol "DAC." In order to meet the requirements for listing on the New York Stock Exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by the New York Stock Exchange.

              Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

  •
  the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

  •
  our financial information;

  •
  the history of, and the prospects for, our company and the industry in which we compete;

  •
  an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

  •
  the present state of our development; and

  •
  the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

              An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

              The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

              Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

              If the underwriters create a short position in the common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representatives may reduce that short position by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the overallotment options described above. Purchases of the common stock to stabilize its price or to reduce a short position may cause the price of the common stock to be higher than it might be in the absence of such purchases.

              The representatives may also impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares in the open market to reduce the underwriters' short position or to stabilize the price of such shares, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares. The imposition of a penalty bid may also affect the price of the shares in that it discourages resales of those shares.

              Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives or the lead managers will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

              A prospectus in electronic format may be made available by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

              In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

  •
  to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

  •
  to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts or

  •
  in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

              Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

              For purposes of this provision, the expression an "offer to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

              The sellers of the common stock have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of the sellers or the underwriters.

              This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive ("Qualified Investors") that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

              Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; or

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

              The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

              The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in The Republic of The Marshall Islands.

Credit Facility with Fortis Capital

              An affiliate of Fortis Securities LLC, one of the underwriters in this offering, is one of the lenders to one of our subsidiaries under a credit facility in the amount of $144.0 million, of which $126.9 million was outstanding as of June 30, 2006. We have paid customary fees and expenses in the ordinary course of business with respect to this facility but do not intend to use any proceeds from this offering to repay any amounts outstanding under this credit facility. Any proceeds of this offering used to repay existing indebtedness will be allocated to our credit facilities with The Royal Bank of Scotland and with Aegean Baltic Bank and HSH Nordbank. See "Use of Proceeds." For a description of the respective credit facilities, see "Description of Indebtedness."

LEGAL MATTERS

              The validity of the common stock offered by this prospectus, the matter of enforcement of judgments in the Marshall Islands, Marshall Islands tax considerations and Liberian tax considerations will be passed upon for us by Watson, Farley & Williams (New York) LLP. United States legal matters, other that certain tax matters which will be passed upon for us by White & Case LLP, related to this offering will be passed upon for us by Morgan, Lewis & Bockius LLP, New York, New York. Certain matters relating to U.S. federal income taxation will be passed upon for us by White & Case LLP. The underwriters have been represented by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

              The consolidated financial statements of Danaos Corporation as of December 31, 2004 and 2005, and for each of the years in the three-year period ended December 31, 2005, included in this prospectus have been so included in reliance on the audit report of PricewaterhouseCoopers S.A., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

              The section in this prospectus entitled "The International Shipping Industry" has been reviewed by Clarkson Research Services Limited, which has confirmed to us that it accurately describes the international containership and drybulk shipping markets, as indicated in the consent of Clarkson Research Services Limited filed as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

              We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the common stock offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. For further information regarding us and the common stock offered in this prospectus, you may desire to review the full registration statement, including the exhibits. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1-202-551-8909, and you may obtain copies at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. 20549. The SEC maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

              We will furnish holders of common stock with annual reports containing audited financial statements and a report by our independent registered public accounting firm, and intend to make available quarterly reports containing selected unaudited financial data for the first three quarters of each fiscal year. The audited financial statements will be prepared in accordance with GAAP and those reports will include a "Management's Discussion and Analysis of Financial Condition and Results of Operations" section for the relevant periods. As a "foreign private issuer," we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements to stockholders, but will be required to furnish those proxy statements to stockholders under New York Stock Exchange rules. Those proxy statements are not expected to conform to Schedule 14A of the proxy rules promulgated under the Exchange Act. In addition, as a "foreign private issuer," we will be exempt from the rules under the Exchange Act relating to short-swing profit reporting and liability.

INDUSTRY DATA

              Clarkson Research Services Limited, or CRS, has provided us with industry statistical and graphical information contained in the section of this prospectus entitled "The International Shipping Industry" relating to the container and drybulk shipping industries. We do not have any knowledge that the information provided by CRS is inaccurate in any material respect. CRS has advised us that this information is drawn from its database and other sources and that: (a) some information in CRS's database is derived from estimates or subjective judgments; (b) the information in the databases of other maritime data collection agencies may differ from the information in CRS's database, and (c) while CRS has taken reasonable care in the compilation of the statistical and graphical information and believes it to be accurate and correct, data compilation is subject to limited audit and validation procedures.

ENFORCEABILITY OF CIVIL LIABILITIES

              We are a Marshall Islands corporation and our executive offices are located outside of the United States in Piraeus, Greece. A majority of our directors and officers and some of the experts in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

              Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

GLOSSARY OF SHIPPING TERMS

              The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

              Address commission.    Commission payable by the shipowner to the charterer, expressed as a percentage of the freight or hire. Although this commission was sought by charterers as a means of reducing the freight or hire, these are capable of being adjusted or increased by the shipowner to allow for it.

              Annual survey.    The inspection of a ship pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

              Ballast.    A voyage during which the vessel is not laden with cargo.

              Bareboat charter.    A charter of a ship under which the shipowner is usually paid a fixed amount of charterhire for a certain period of time during which the charterer is responsible for the voyage expenses and vessel operating expenses of the ship and for the management of the ship, including crewing.

              Beam.    The width of a vessel at its widest point; breadth.

              Bunkers.    Heavy fuel and diesel oil used to power a ship's engines.

              Charter.    The hire of a ship for a specified period of time or a particular operating to carry a cargo from a loading port to a discharging port. The contract for a charter is commonly called a charter party.

              Charter-in.    A lease of a vessel by which the owners of a vessel sublet or let the entire vessel, or some principal part of the vessel, to another party that uses the vessel for its own account under its charge.

              Charter owner.    Owners of containerships that charter vessels to shipping service operators, known as liner companies, rather than directly operating container shipping services for shippers.

              Charterer.    The party that hires a ship for a period of time.

              Charter hire.    A sum of money paid to the shipowner by a charterer for the use of a ship. Charter hire paid under an operating charter is also known as "freight."

              Classification society.    An independent organization that certifies that a ship has been built and maintained according to the organization's rules for that type of ship and complies with the applicable rules and regulations of the country of the ship's registry and the international conventions of which that country is a member. A ship that receives its certification is referred to as being "in-class."

              Deadweight Ton—"dwt."    A unit of a vessel's capacity for cargo, fuel oil, stores and crew, measured in tons. A vessel's dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

              Draft.    The depth of a vessel below the waterline, loaded to full dwt capacity.

              Drybulk.    Non-liquid cargoes of commodities shipped in an unpackaged state.

              Drybulk carriers.    Vessels that are specially designed and built to carry large volumes of drybulk.

              Drydocking.    The removal of a ship from the water for inspection and repair of those parts of a ship that are below the water line. During drydockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications are issued. Drydockings for containerships are generally required once every five years, as part of a Special Survey.

              Feeder.    A vessel which is part of a cargo network in which the larger, faster vessels only call at the major ports at both ends of the area being covered and the smaller ports are served by the smaller feeder vessels which transfer the cargo to and from the major port terminals. This process keeps the larger vessels filled closer to capacity and spares them the expense and loss of time loading and unloading cargo in the smaller ports.

              Fully cellular containership.    A vessel specifically designed to carry ISO standard containers, with cell-guides under deck and necessary fittings and equipment on deck.

              Gear.    On-board equipment used to load and unload vessels.

              Geared.    A vessel outfitted with equipment to load and unload its cargo.

              Gearless.    A vessel that lacks its own equipment to load and unload cargo.

              General cargo ship.    This older type of cargo ship generally has "tween decks for mixed general cargo, tanks for liquid cargo, and maybe some refrigerated capacity. Also has deep holds for bulk cargo. Usually the hatch openings are too small for below deck container stowage, but containers can be stacked on the deck. The general cargo ship often has its own cranes and derricks for loading and discharging cargo.

              Handymax.    A drybulk carrier of approximately 40,000 dwt to 60,000 dwt.

              Handysize.    A drybulk carrier of approximately 10,000 dwt to 40,000 dwt.

              Hull.    Shell or body of a ship.

              IMO.    International Maritime Organization, a United Nations agency that issues international standards for shipping.

              Intermediate survey.    The inspection of a ship by a classification society surveyor that takes place 24 to 36 months after each Special Survey.

              Liner company.    A company that operates ocean carriers that carry many different cargoes on the same voyage on regular schedules.

              LNG.    Liquid natural gas.

              LOA.    Length overall.

              LPG.    Liquid petroleum gas.

              Multipurpose ship or MPP.    A newer version of general cargo ship with holds designed for container stowage. The holds generally have "tween decks and containers can be stacked and lashed onto the hatch covers. The MPP is still capable of carrying breakbulk cargoes, and bulk cargoes. Some are also equipped with tanks for liquid cargoes. It generally also has its own cranes and derricks, sometimes with heavy lift capability.

              Newbuilding.    A new ship under construction or just completed.

              Off-hire.    The period in which a ship is not available for service under a time charter and, accordingly, the charterer generally is not required to pay the hire rate. Off-hire periods can include days spent on repairs, drydocking and surveys, whether or not scheduled.

              Orderbook.    A reference to outstanding orders for the construction of vessels.

              Panamax.    A vessel capable of transiting the Panama Canal.

              Post-Panamax.    A vessel with a beam of more than 33 meters that cannot transit the Panama Canal.

              Protection and indemnity insurance.    Insurance obtained through a mutual association formed by shipowners to provide liability indemnification protection from various liabilities to which they are exposed in the course of their business, and which spreads the liability costs of each member by requiring contribution by all members in the event of a loss.

              Ro-Ro.    Roll-On Roll-Off vessels. These vessels are designed for wheeled or tracked cargo that can load itself onboard. Cargo generally drives onto through decks via ramps, rather than being lifted through hatches.

              Scrapping.    The sale of a ship as scrap metal.

              Sister ships.    Ships of the same class and specifications typically built at the same shipyard.

              Special survey.    The inspection of a ship by a classification society surveyor that takes place every five years, as part of the recertification of the ship by a classification society.

              Spot market.    The market for charters of vessels with durations of less than one year.

              Standing slot capacity.    Nominal static ship container capacity.

              TEU.    Twenty-foot equivalent unit, the international standard measure for containers and containership capacity.

              Time charter.    A charter under which the shipowner hires out a ship for a specified period of time. The shipowner is responsible for providing the crew and paying vessel operating expenses while the charterer is responsible for paying the voyage expenses and additional operating insurance. The shipowner is paid charterhire, which accrues on a daily basis.

              Ton and tonnes.    Each means metric tons.

              Vessel operating expenses.    The costs of operating a ship, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. Vessel operating expenses exclude fuel cost, port expenses, agents' fees, canal dues and extra war risk insurance.

              Voyage operating expenses.    Voyage operating expenses include port and canal charges and bunker (fuel) expenses, address commissions and brokerage commissions.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Danaos Corporation

              We have audited the accompanying consolidated balance sheets of Danaos Corporation, formerly Danaos Holdings Inc, (the "Company") and its subsidiaries as of December 31, 2005 and December 31, 2004, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

              We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

              In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Danaos Corporation and its subsidiaries at December 31, 2005 and December 31, 2004, and the results of their operations and their cash flows for the years ended December 31, 2005, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers S.A.

April 28, 2006
(except for note 19b which is as of
September 18, 2006)
Piraeus, Greece

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars)

		Years ended December 31,
	Notes	2004	2005
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$97,008	$38,000
Restricted cash	3	6,320	724
Accounts receivable, net		2,574	14,107
Inventories		2,747	2,591
Prepaid expenses		1,390	870
Due from related parties	13	818	4,544
Net investment in finance lease, current portion	9	3,694	860
Other current assets	8	14,989	2,316

Total current assets		129,540	64,012

NON-CURRENT ASSETS
Fixed assets, net	4,12	$681,336	$654,222
Advances for vessel acquisitions		—	12,350
Advances for vessels under construction	5	127,912	161,375
Accounts receivable in respect of lease agreements, net of current portion	9	60,828	44,619
Net investment in finance lease, net of current portion	9	860	—
Deferred charges, net	6	5,505	7,758
Other assets		—	1,422

Total non-current assets		876,441	881,746

Total assets		$1,005,981	$945,758

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	7	$5,564	$6,065
Accrued liabilities	10	6,094	2,905
Long-term debt, current portion	12	61,338	57,521
Unearned revenue		4,606	3,993

Total current liabilities		77,602	70,484

LONG-TERM LIABILITIES
Long-term debt, net of current portion	12	$540,062	$609,217
Other liabilities	11	3,849	3,332

Total long-term liabilities		543,911	612,549

Total liabilities		$621,513	$683,033

Commitments and Contingencies	18	—	—
STOCKHOLDERS' EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued in 2005 and in 2004, 0 preferred shares authorized, not issued or outstanding)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized and 44,307,500 common shares, par value $.01, issued and outstanding in 2005, and in 2004, 44,307,500 common shares, par value $.01, issued, authorized and outstanding)	19	443	443
Additional paid-in capital		90,529	90,529
Retained earnings		293,496	171,753

Total stockholders' equity		384,468	262,725

Total liabilities and stockholders' equity		$1,005,981	$945,758

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars, except share and per share amounts)

		Years ended December 31,
	Notes	2003	2004	2005
OPERATING REVENUES	17	$146,118	$208,268	$241,381
OPERATING EXPENSES:
Voyage expenses		(5,031)	(6,314)	(7,525)
Vessel operating expenses		(41,860)	(46,247)	(53,883)
Depreciation	4	(29,201)	(31,694)	(27,114)
Amortization of deferred drydocking and special survey costs	6	(1,279)	(2,096)	(3,922)
Bad debts expense		(67)	(429)	(200)
General and administration expenses		(4,132)	(4,050)	(5,058)
Gain/(Loss) on sale of vessels		6,765	7,667	—

Income From Operations		71,313	125,105	143,679

OTHER INCOME (EXPENSE):
Interest income		1,207	2,638	6,345
Interest expenses		(8,792)	(11,559)	(23,415)
Other finance costs, net		(406)	1,424	(7,081)
Other income/expense, net		647	1,076	491
Gain/(Loss) on fair value of derivatives		(4,115)	(2,225)	2,831

Total Other Income (Expenses), net		(11,459)	(8,646)	(20,829)

Net Income		$59,854	$116,459	$122,850

EARNINGS PER SHARE
Basic and diluted net income per share		$1.35	$2.63	$2.77

Basic and diluted weighted average number of shares		44,308	44,308	44,308

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY

(Expressed in thousands of United States Dollars)

	Share Capital	Paid in Capital	Retained Earnings	Total
Balance as of January 1, 2003	$443	$88,098	$137,045	$225,586

Changes during the year ended December 31, 2003
Net income	—	—	59,854	59,854
Contributions/(Distributions)	—	10,726	—	10,726
Dividends	—	—	(7,500)	(7,500)

Balance as of December 31, 2003	443	98,824	189,399	288,666

Changes during the year ended December 31, 2004
Net Income	—	—	116,459	116,459
Contributions/(Distributions)	—	(8,295)	—	(8,295)
Dividends	—	—	(12,362)	(12,362)

Balance as of December 31, 2004	443	90,529	293,496	384,468

Changes during the year ended December 31, 2005
Contributions/(Distributions)
Net Income	—	—	122,850	122,850
Dividends	—	—	(244,593)	(244,593)

Balance as of December 31, 2005	$443	$90,529	$171,753	$262,725

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Years ended December 31,
	2003	2004	2005
Cash Flows from Operating Activities:
Net income	$59,854	$116,459	$122,850
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	29,201	31,694	27,114
Amortization of deferred drydocking and special survey costs	1,279	2,096	3,922
Amortization of finance costs	—	—	101
Payments for drydocking/special survey	(2,475)	(5,159)	(4,505)
Loss/(Gain) on sale of vessels	(6,765)	(7,667)	—
Change in fair value of derivative instruments	2,575	1,274	(1,939)
(Increase)/Decrease in:
Accounts receivable	49	(2,773)	4,676
Prepaid expenses	21	(753)	520
Inventories	(29)	(1,092)	156
Net investment in finance lease	3,303	3,494	3,694
Other current assets	143	(14,119)	12,673
Increase/(Decrease) in:
Due from related parties	(7,932)	3,043	(3,726)
Accounts payable	3,451	(1,012)	501
Accrued liabilities	773	2,676	(3,189)
Unearned revenue	1,770	895	(613)

Net Cash provided by Operating Activities	85,218	129,056	162,235

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	(99,825)	—	(12,350)
Vessels under construction	(151,224)	(170,128)	(28,188)
Proceeds from sale of vessels	24,614	15,381	—

Net Cash used in Investing Activities	(226,435)	(154,747)	(40,538)

Cash Flows from Financing Activities:
Proceeds from long-term debt	239,350	149,167	400,000
Payments of long-term debt	(54,718)	(82,754)	(339,937)
Contributions from stockholders	10,726	—	—
Distributions to stockholders	—	(8,295)	—
Dividends paid	(7,500)	(12,362)	(244,593)
Deferred finance costs	—	—	(791)
Deferred public offering costs	—	—	(980)
Decrease/(increase) of restricted cash	(526)	(623)	5,596

Net Cash (used in)/provided by Financing Activities	187,332	45,133	(180,705)

Net Increase/(Decrease) in Cash and Cash Equivalents	46,115	19,442	(59,008)

Cash and Cash Equivalents, Beginning of Year	31,451	77,566	97,008

Cash and Cash Equivalents, End of Year	$77,566	$97,008	$38,000

Supplementary Cash Flow information
Cash paid for interest	$8,203	$11,084	$24,283

Non-cash capitalized interest on vessels under construction	$1,572	$2,916	$5,275

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of Presentation and General Information

              The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

              Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies (the "Danaos Subsidiaries") listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation. On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01. On September 18, 2006, the Company filed and Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01. See note 19 for additional information regarding stockholders' equity.

              The Company's vessels operate worldwide, carrying containers and dry cargo for many of the world's leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

              The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel owning subsidiaries whose principal activity is the ownership and operation of container and dry cargo type vessels (see note 2) that are under the exclusive management of a related party of the Company (see note 13).

              The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

              The consolidated companies are referred to as "Danaos," or "the Company."

              As of December 31, 2005, Danaos included the vessel owning companies listed below:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	DWT	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	—	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	—	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	—	3,908
Peninsula Maritime Inc.	June 10, 1997	Eagle Express	Container	1978	—	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	—	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1990	—	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	—	2,917
Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1998	—	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	Container	1986	—	3,039

Ferrous Shipping (Private) Ltd.	December 6, 2000	APL England	Container	2001	—	5,506
Cobaltium Shipping (Private) Ltd.	December 6, 2000	APL Scotland	Container	2001	—	5,506
Lissos Shipping (Private) Ltd.	February 16, 2001	APL Holland	Container	2001	—	5,506
Orchid Navigation Corp.	May 20, 1996	Dimitris C	Dry cargo	1994	43,814	—
Roberto C Maritime Inc.	February 19, 2002	Roberto C	Dry cargo	1994	45,210	—
Alexandra Navigation Inc.	March 5, 2002	Alexandra I	Dry cargo	1994	69,090	—
Mercator Shipping Inc.	April 4, 2002	MV Achilleas	Dry cargo	1994	69,180	—
Ortelius Maritime Inc.	April 4, 2002	Fivos	Dry cargo	1994	69,659	—
Independence Navigation Inc.	October 9, 2002	Independence	Container	1986	—	3,045
Maria C Maritime Inc.	February 19, 2002	Maria C	Dry cargo	1994	45,205	—
Bounty Investment Inc.	October 3, 1997	MSC Noa (sold March 2002)	Container	1985	—	—
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	Container	2002	—	5,506
Victory Shipholding Inc.	October 9, 2002	Victory I	Container	1988	—	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	—	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	—	4,651
Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	—	3,101
Sederberg Maritime Inc.	June 11, 2003	S.A. Sederberg	Container	1978	—	3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	Container	1978	—	3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1979	—	3,101
Magellan Marine Inc.	September 29, 2003	Sofia III	Dry cargo	1998	69,146	—
Containers Services Inc.	May 30, 2002	Vancouver Express (ex P&O Nedlloyd Caribbean)	Container	2004	—	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby (ex P&O Nedlloyd Caracas)	Container	2004	—	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004	—	8,468
Oceanprize Navigation Ltd.	January 20, 2003	CSCL America	Container	2004	—	8,468
Vessels under contract
Auckland Marine Inc.	January 27, 2005	E.R. Auckland	Container	2004	—	4,300
Wellington Marine Inc.	January 27, 2005	E.R. Wellington	Container	2004	—	4,300

Vessels under construction
Ramona Marine Co. Ltd.	February 21, 2003	Hull No. 1561	Container	2006	*	—	9,580
Karlita Shipping Co. Ltd.	February 21, 2003	Hull No. 1559	Container	2006	*	—	9,580
Seacarriers Services Inc.	June 28, 2005	Hull No. 1639	Container	2007	*	—	4,253
Seacarriers Lines Inc.	June 28, 2005	Hull No. 1640	Container	2007	*	—	4,253

*
Estimated completion date

2 Significant Accounting Policies

              Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) are also consolidated if it determines that it is the primary beneficiary. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

              Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

              Cash and Cash Equivalents:    Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturity of three months or less which are not restricted for use or withdrawal.

              Restricted Cash:    Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

              There are also restricted deposits in order to secure letters of guarantee, which are restricted for use as general working capital.

              Accounts Receivable:    The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. No allowance for doubtful accounts has been taken in any period included in these financial statements.

              Insurance:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with the FASB Statement of Financial Accounting Standards ("SFAS") 5 "Accounting for Contingencies" based on the Company's historical experience and the historical experience of the shipping industry. There were no calls and no call expenses for the years ended December 31, 2003, 2004 and 2005, and no amounts accrued in the financial statements on December 31, 2004 and 2005.

              Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses and inventories, which consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

              Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made subject to the provisions of EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instrument" regarding debt extinguishment.

              Vessels' Cost:    Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these expenditures are charged to expenses as incurred. Financing costs incurred during the construction period of the vessels are included in vessels' cost.

              Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased in the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in the Company's fleet that were purchased in the secondhand market were acquired with existing charters. The Company determined that the existing charter contracts did not have a material separate fair value. Thus, such vessels were recorded at their fair value which equaled the consideration paid.

              Vessels' Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value. Management had estimated the useful life of the Company's vessels to be 25 years from the year built. As of January 1, 2005, the Company changed prospectively the estimated useful life of the container vessels to be 30 years. The change in estimate was based both on the Company's experience and the current practice in the shipping industry. As a result of the change, depreciation expenses for the year ended December 31, 2005 decreased by $4.5 million.

              Accounting for Special Survey and Drydocking Costs:    The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

              The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

              Impairment of Long-lived Assets:    SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

              Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

              Accounting for Revenue and Expenses:    Revenues and expenses are recognized on a straight-line basis and on an accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

              The Company is a member of a pool arrangement with respect to the Alexandra I. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual pool vessels, adjusted for any off hire amount. Distributions of time charter hire to the Company are made every two weeks according to the agreement. An amount not exceeding four weeks' time charter hire for the vessel may be withheld from the Company as working capital for the pool. The Company recognizes revenue related to the pooling arrangements only when all contingencies under the agreements are resolved.

              General and Administrative Expenses:    General and administrative expenses include management fees paid to the vessels' manager (see note 13).

              Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

              Dividends:    Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's stockholders.

              Segment Reporting:    The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

              Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables (see also note 15). However, in the reported periods, these derivatives do not qualify as hedge instruments for accounting purposes under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities." Accordingly, the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the income statement.

              Net Income Per Share:    The Company has presented net income per share for all periods presented based on the number of outstanding shares of common stock of Danaos Corporation at the reported periods taking into account any stock splits. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

              Recent Accounting Developments:    In November 2004, the FASB issued SFAS 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, as applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets—An Amendment to APB 29" ("SFAS 153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005, as applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" (SFAS123(R)), which requires companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. In March 2005, the SEC released Staff Accounting Bulletin No. 107 "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. SFAS 123(R) will be applicable to the Company as of January 1, 2006. Management believes that the adoption of this standard will have an effect on the Company's financial position, results of operations or cash flows as a result of future grants of options or share based payments.

              In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections—a replacement to APB 20 and FASB Statement 3." APB 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Further when it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The provisions of this statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and will be applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard will have a material impact on the financial position, results of operations or cash flows.

3 Restricted Cash

              Restricted cash is comprised as follows:

	Retention	Restricted Deposits	Total
December 31, 2004	$5,531	$789	$6,320
December 31, 2005	$642	$82	$724

4 Vessels

              Vessels' cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value(b)
January 1, 2004	$621,931	$(109,719)	$512,212
Additions	233,126	(31,694)	201,432
Disposals	—	10	10
Decrease in vessels' values in respect of lease arrangements(a)	(32,318)	—	(32,318)

December 31, 2004	$822,739	$(141, 403)	$681,336
Additions	—	(27,114)	(27,114)

December 31, 2005	$822,739	$(168,517)	$654,222

              The residual value of the fleet was estimated at $121.4 million as of December 31, 2005 and 2004.

  a)
  Vessels with a cost of $200.2 million and net book value of $191.4 million on December 31, 2005 are subject to certain leasing arrangements as explained in Other lease arrangements in note 9b.

  b)
  Includes four container vessels with a net book value of $46.7 million, $46.7 million, $46.8 million, and $46.5 million at December 31, 2005, for which the charterers have the option to purchase the vessels in February 2007, June 2007, July 2007 and January 2008, respectively, each for $44.0 million and in February 2009, June 2009, July 2009 and January 2010, respectively, each for $39.0 million.

5 Advances for Vessels Under Construction

  a)
  Advances for vessels under construction are as follows:

	December 31,
	2004	2005
Advance payments for vessels	$8,390	$22,390
Progress payments for vessels	142,744	156,744
Decrease in vessels under construction values in respect of lease arrangements (note 9b)	(27,272)	(27,272)
Capitalized interest	2,916	8,191
Other vessel related costs	1,134	1,322

Total	$127,912	$161,375

  In
  November 2003, the Company entered into two agreements with Samsung Heavy Industries Co. Ltd. for the construction of two container vessels of 9,580 TEU each with expected deliveries October and December 2006, respectively. The construction cost of the new vessels will amount to approximately $167.8 million, of which $144.0 million will be financed from the proceeds of a long-term bank loan. The shipbuilding contracts provide for stage payments of two installments of $4.2 million each by November 25, 2003, two installments of $4.2 million each by December 1, 2003, two installments of $67.1 million each by January 31, 2004 and two final installments of $8.4 million each upon delivery of the vessels.

  The
  loan mentioned above will be drawn down in two or more tranches so as to coincide with the scheduled delivery payments. The loan will be repayable after drawdown in twenty-four semi-annual installments of $5.6 million plus a balloon payment of $9.0 million payable with the last installment. The interest rate of this loan is 5.02%.

  On
  November 30, 2004 the Company entered into leasing arrangements for the two vessels under construction, as outlined in note 9b.

  The
  Company entered into two construction contracts in July 2005 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1639 and the HN 1640) of 4,253 TEU each. An advance of $14.0 million ($7.0 million for each vessel) was paid on July 11, 2005. The total cost of each vessel is $70.0 million. The expected delivery dates for the HN 1639 and the HN 1640 are September 30, 2007 and November 30, 2007, respectively.

  b)
  Advances for vessels under construction and transfers to vessels' cost in 2004 and 2005 were as follows:

Balance as of January 1, 2004	$215,266
Additions	173,044
Decrease in vessels under construction values in respect of lease arrangements (note 9b)	(27,272)
Transfers to vessels' cost	(233,126)

Balance as of December 31, 2004	$127,912
Additions	33,463

Balance as of December 31, 2005	$161,375

6 Deferred Charges

              Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public offering costs	Total Deferred Charges
Amortized balance on January 1, 2004	$2,442	—	—	$2,442
Additions	5,159	—	—	5,159
Amortization for the year	(2,096)	—	—	(2,096)

Amortized balance on December 31, 2004	$5,505	—	—	$5,505

Additions	4,505	791	980	6,276
Amortization for the year	(3,922)	(101)	—	(4,023)

Amortized balance on December 31, 2005	$6,088	$690	$980	$7,758

7 Accounts Payable

              Accounts payable is comprised of the following:

	December 31,
	2004	2005
Suppliers, repairers	$4,520	$5,159
Insurers, agents, brokers	735	624
Other creditors	309	282

Total	$5,564	$6,065

8 Other Current Assets

              Other current assets includes insurance claims arising from hull and machinery damages or other insured risks which have been submitted to insurance adjusters or are currently being compiled. All amounts are net of applicable deductibles. The deposit presented as of December 31, 2004 represents a deposit made by the Company for the lease arrangement described in note 9b, which was repaid to the Company in 2005.

	December 31,
	2004	2005
Insurance claims	$704	$652
Deposit	12,832	—
Other	1,453	1,664

Total	$14,989	$2,316

9 Lease Arrangements

  a)
  Investment in capital lease

              On March 8, 2002, Achaios Shipping Limited, the vessel owning subsidiary of the MSC NOA at that time, entered into a bareboat hire purchase contract with Rhexia Holdings Inc., a subsidiary of MSC, at a daily hire rate of $10,695. The charter is a binding non-cancellable lease agreement which transfers the ownership of the vessel to the charterers upon expiration of the contract in March 2006 for the sum of $1. The terms of the contract meet the requirements of classification as a sales-types capital lease and accordingly, a loss of $2.4 million was recorded at its inception.

              As of December 31, 2004 and 2005, the total investment in this lease was as follows:

	December 31,
	2004	2005
Total minimum lease payment	$15,625	$15,625
Less: Amount collected up to period end	(10,909)	(14,759)

Future minimum lease payments	4,716	866
Less: Amount representing interest	(162)	(6)

Present value of net minimum lease payments	4,554	860
Less: Current maturity	(3,694)	(860)

Net investment in finance lease, net of current portion	$860	$—

  b)
  Other lease arrangements

              During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction, whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. At the end of this 6 1/2-year period, the counterparties have rights to require the Company to reacquire the vessels for approximately 75% of the vessels' initial book value. The cost of building the vessels has been financed with bank loans arranged by the Company. The vessels have been acquired by the counterparties for the same amount that it cost to have them constructed. No gain or loss was recognized thereon. The consideration with respect to the acquisition of these vessels is being held in a deposit account that is not under the control of the Company. The Company is entitled to receive a series of cash payments of amounts released from the deposit which are expected to equal, in the aggregate, approximately 25% of the initial deposit over the 6 1/2 years. The excess of these payments above the Company's payment obligations with respect to chartering-in these vessels is expected to amount to £46 million ($79.6 million). If the counterparties do not exercise their rights to require the Company to reacquire the vessels, the Company would have the right to charter-in the vessels for up to an additional 12 years during which period the Company would be entitled to 49% of the charter revenues in excess of a pre-set base level of the charter-in rate. In such a case, the remaining amount on deposit would be payable to the Company. If the Company is required to reacquire the vessels, ownership of the vessels would revert to the Company and the remaining deposit would be used for the price of reacquiring the vessels. The Company expects that the counterparties will exercise their rights to require the Company to reacquire the vessels.

              The Company has not accounted for the transactions as sale and lease-backs because the consideration for the vessels is not under the Company's control. The vessels are shown as fixed assets on the books of the Company. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and has recognized this amount as a receivable in respect of the lease arrangements. The receivable balance is being reduced by the actual cash inflows over the 6 1/2-year term. The discount rates used in the present value calculation range from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions. See also note 20 "Subsequent Events" regarding such lease arrangements.

              In addition, the Company has entered into forward currency contracts to convert £29.7 million of cash inflows to U.S. dollars at the time of maturity. See note 15 for details.

              The maturities of the actual cash inflows (undiscounted) as of December 31, 2004 and 2005 are as follows:

	December 31, 2004	December 31, 2005
2005—current portion	$1,641	$—
2006	12,233	12,233
2007	15,396	15,396
2008	11,173	11,173
2009	6,950	6,950
Thereafter	19,397	19,397

Total receivable	$66,790	$65,149

              Under this transaction the Company has guaranteed, for the term of the lease contracts, that the counterparties will retain all of their expected economic benefits in the event of changes in the underlying assumptions of the agreement. Such assumptions include certain dates, payment amounts, interest rates, corporate tax rates, references to U.K. tax laws and related conditions under which the Company will be required to act. Because of the many assumptions relied upon and their potential for change, the Company is not able to estimate the maximum potential amount of future payments that it would be required to make under the guarantee. The terms of the guarantee do not provide for limitation to the maximum potential future payments under the guarantee.

              The contracts do not have any recourse provisions that would enable the Company to recover from third parties any of the amounts to be paid under the guarantee and no assets are held as collateral or by third parties that, upon the occurrence of any triggering event or condition under the guarantee, the Company could obtain and liquidate to recover all or a portion of the amounts to be paid under the guarantee.

              Currently, the Company has not recorded a liability for its obligations under the guarantee because it deems the fair value of the guarantees issued in connection with the transaction to be immaterial. The assumptions used in this calculation have remained constant in 2004 and 2005.

              See also note 20 "Subsequent Events" regarding expected changes in tax legislation effecting such lease arrangements.

10 Accrued Liabilities

              Accrued liabilities consist of the following:

	December 31,
	2004	2005
Accrued payroll	$813	$754
Accrued interest	1,764	896
Accrued expenses	3,517	1,255

	$6,094	$2,905

11 Other Liabilities

              Other liabilities consist of the following:

	December 31,
	2004	2005
Fair value of derivatives	$3,849	$3,332

	$3,849	$3,332

12 Long Term Debt

  a)
  Long term debt as of December 31, 2004 and December 31, 2005 consists of the following bank loans:

Bank Loans as of Dec. 31, 2004 Lender	Balance December 31, 2004	Bank Loans as of Dec. 31, 2005 Lender	Balance December 31, 2005	Current Portion	Long Term Portion
Landesbank Schleswing-Holstein, Girozentrale and EuroFinance Development SA	$102,409	Aegean Baltic Bank HSH Nordbank (Joint arrangers & co-underwriters) and Citibank Dresdner Bank ABN Amro DVB Bank Credit Suisse	$187,475	$16,700	$170,775
Landesbank	8,000		—	—	—
Deutsche Schiffsbank Aktiengesellschaft	11,930		—	—	—
Deutsche Schiffsbank Aktiengesellschaft	37,600		—	—	—
Nedship Bank NV and National Bank of Greece	35,299		—	—	—
The Royal Bank of Scotland	53,074	The Royal Bank of Scotland	187,750	24,500	163,250
The Royal Bank of Scotland	13,000		—	—	—
EFG Eurobank Ergasias	5,728	EFG Eurobank Ergasias	3,296	1,952	1,344
Nedship Bank NV	14,000		—	—	—
Deutsche Schiffsbank Aktiengesselschaft	22,440		—	—	—
HSH Nordbank	57,000	HSH Nordbank	53,000	4,000	49,000
The Export-Import Bank of Korea ("KEXIM")	122,870	The Export-Import Bank of Korea ("KEXIM")	111,892	10,369	101,523
The Export-Import Bank of Korea ("KEXIM") & FORTIS Bank	118,050	The Export-Import Bank of Korea ("KEXIM") & FORTIS Bank	123,325	—	123,325

	$601,400		$666,738	$57,521	$609,217

  b)
  The repayment terms of the loans outstanding as of December 31, 2005 were as follows:

Lender	Interest Rate /Vessel	Remaining Repayments
The Royal Bank of Scotland	0.8% p.a. over LIBOR Dimitris C Alexandra I Roberto C Maria C MV Achilleas Fivos Sofia III S.A. Helderberg S.A. Sederberg S.A.Winterberg Maersk Constantia APL Holland	Concerns a loan facility of $200.0 million advanced to the companies in order to refinance certain of their vessels. The outstanding loan facility on December 31, 2005 is payable in seven consecutive semi-annual installments of $12.3 million each, plus eight consecutive semi-annual installments of $8.5 million each, plus a balloon payment of $34.0 million payable with the last installment in 2013.
Aegean Baltic Bank (formerly Landesbank)	0.825% p.a. over LIBOR APL England APL Scotland APL Belgium Hyundai Commodore
Concerns a loan facility of $200.0 million advanced to the companies in order to refinance their vessels. The outstanding loan facility on December 31, 2005 is payable in 29 quarterly installments of $4.2 million each plus a balloon payment of $66.4 million payable with the last installment in 2013.
KEXIM	5.0125% p.a. Fixed CSCL America CSCL Europe
Concerns a loan facility of $124.4 million advanced to the vessel owning companies in order to partially finance the acquisition of their vessels. The outstanding balance as of December 31, 2005 is payable in 42 quarterly installments of $2.6 million plus installments of $1.0 million, $1.3 million and $0.69 million payable in August 2016, September 2016 and November 2016, respectively.

KEXIM-Fortis	5.02% p.a. Fixed Hull 1559 Hull 1561
Concerns a loan facility of up to $144.0 million advanced to the vessel owning companies in order to partially finance their acquisition of their new vessels. The amount drawn down up to December 31, 2005 was $123.3 million. Repayment of the loan will start upon delivery of the vessels, estimated to be in October 2006 for the Hull 1559 and December 2006 for the Hull 1561. The loan facility is payable in 25 semi-annual installments of $5.6 million plus a balloon payment of $9.0 million payable with the last installment.
HSH Nordbank	0.775% p.a. over LIBOR Vancouver Express (ex P&O Nedlloyd Caribbean) Maersk Derby (ex P&O Nedlloyd Caracas)
Concerns a loan facility of $60.0 million advanced to the vessel owning companies in order to partially finance the construction of their vessels. The outstanding loan facility on December 31, 2005 is payable in 33 consecutive quarterly installments of $1.0 million each, plus a balloon payment of $20.0 million payable with the last installment in March 2014.
EFG Eurobank Ergasias	1.0625% p.a. over LIBOR MSC Noa
Concerns a loan facility of $17.5 million advanced to the vessel owning companies in order to partially finance the acquisition of two vessels at that time. The outstanding loan facility on December 31, 2005 is payable in 12 consecutive quarterly installments, the first three of $0.61 million each and the remaining eight of $0.31 million plus a balloon payment of $0.45 million payable with the last installment in August 2008.

  d)
  The annual repayments of the above loans, net of current maturities, as of December 31, 2005 were as follows:

December 31, 2005
2006	$—
2007	56,081
2008	56,401
2009	51,819
Thereafter	444,916

Total long-term debt	$609,217

  e)
  All of the loans referred to in paragraph (a) above are collateralized by first and second preferred mortgages over the vessels financed, general assignment of all hire freights, income and earnings, the assignment of their insurance policies, as well as any proceeds from the sale of mortgaged vessels and the corporate guarantee of Danaos Corporation.

  f)
  The loan agreements also include positive and negative covenants for the Company, the most significant of which are the maintenance of operating accounts, minimum cash deposits and minimum market values. The borrowers are further restricted from incurring additional indebtedness, changing the vessels' flags and distributing earnings without the prior consent of the lender. In addition the Company must maintain the following covenants: Fixed asset to Net Debt ratio over 1.45, Minimum cash and cash equivalents of $30 million, EBITDA to interest over 2.5, maintain stockholders' equity (as defined in the agreements) at a minimum of $250 million except for certain banks which require a minimum of $100 million and maintain stockholders' equity in excess of 30% of total assets (as defined in the agreements).

  g)
  The weighted average effective interest rates on long-term borrowings for the periods ended December 31, 2005 and 2004 were 4.32% and 2.29%, respectively.

  h)
  In the first half of 2005 the Company extinguished certain loans and refinanced certain loans with two fleet loans, a syndicated loan arranged by Aegean Baltic Bank and a loan with The Royal Bank of Scotland of $200.0 million each, as follows:

  i)
  In April 2005, the loans outstanding on December 31, 2004 for the vessels YM Yantian, Norasia Hamburg, CMA CGM Kalamata, CMA CGM Elbe, CMA CGM Komodo, MOL Independence, Victory I and Hyundai Duke amounting to $121.3 million were fully repaid and their mortgages were released.

  ii)
  In April 2005 the loan facilities outstanding on December 31, 2004 for the following vessels were refinanced by a syndicated loan arranged by Aegean Baltic

      Bank and led by HSH Nordbank of $200.0 million with the indebtedness under this new facility allocated among the vessels as follows:

Vessel	Debt Allocation
APL England	$54,000
APL Scotland	54,000
APL Belgium	56,000
Hyundai Commodore	36,000

$200,000

    iii)
    In April 2005 the loan facilities for the following vessels were refinanced by a loan facility with The Royal Bank of Scotland of $200.0 million with the indebtedness under this new facility allocated among the vessels as follows:

Vessel	Debt Allocation
S.A. Sederberg	$7,660
S.A. Winterberg	7,660
S.A. Helderberg	6,360
Maersk Constantia	8,000
APL Holland	48,675
Fivos	18,315
Alexandra I	18,315
Dimitris C	15,325
Roberto C	15,325
Maria C	15,325
MV Achilleas	18,360
Sofia III	20,680

$200,000

              The modification of terms for the refinanced loans was not considered substantial for accounting purposes.

13 Related Party Transactions

              Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels and (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in the support of the Company's processes.

              Prior to July 1, 2005, the Company paid its manager a monthly management fee of $2,750 for the management of its affairs. The Company also paid a fixed management fee of $150 to $500 per day for each vessel in its fleet depending on its size and type of charterparty. As of July 1, 2005 the new management contract provides for a fee of $500 per day. In addition, the manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel is owned. The manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

              For the services rendered, the Manager charged each vessel a daily fee ranging from $150 to $500. Management fees in 2005 amounted to approximately $5.0 million (2004: $4.0 million, 2003: $4.1 million).The related expenses are shown under General and Administrative Expenses on the Statement of Income.

              The Company pays monthly advances on account of the above management fees. Related party balances presented among current assets represent amounts due from the Manager at balance sheet dates.

14 Taxes

              Under the laws of the countries of the Company's ship owning subsidiaries' incorporation and/or vessels' registration, the Company's ship operating subsidiaries are not subject to tax on international shipping income, however, they are subject to registration and tonnage taxes, which have been included in Vessel Operating Expenses in the accompanying consolidated Statements of Income.

              Pursuant to the U.S. Internal Revenue Code (the "Code"), U.S.-source income from the international operation of ships is generally exempt from U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All of the Company's ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. These companies also currently satisfy the more than 50% beneficial ownership requirement. In addition, should the beneficial ownership requirement not be met, the management of the Company believes that by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the more than 50% beneficial ownership requirement can also be satisfied based on the trading volume and the anticipated widely-held ownership of the Company's shares, but no assurance can be given that this will remain so in the future, since continued compliance with this rule is subject to factors outside of the Company's control.

15 Financial Instruments

              The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

              Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates. The interest rates relating to the long-term loans are disclosed in note 12.

              Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

              Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swaps.

              Interest Rate Swaps:    The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

              The Company has entered into interest rate swap agreements with the following details:

Counter- party	Effective Date	Termination Date	Notional Amount on Effective Date	Contracted Rate	Swap Rate	Fair Value Dec. 31, 2004	Fair Value Dec. 31, 2005
HSH NORDBANK	1/30/2004	1/10/2005	$100,000	2.88% p.a.	2.13% p.a.	$(1,260)	$—
RBS	12/15/2004	8/27/2016	$60,528	5.01% p.a.	LIBOR plus 0.84% p.a.	$(152)	$(1,608)
RBS	11/17/2004	11/2/2016	$62,342	5.01% p.a.	LIBOR plus 0.86% p.a.	$(151)	$(1,724)

Total fair value						$(1,563)	$(3,332)

              These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rate. These interest rate swaps do not qualify for hedge accounting under SFAS 133.

              The total fair value change of the interest rate swaps as of December 31, 2005 indicated above is shown in the Income Statement in Gain/(Loss) on Fair Value of Derivatives. The related liability is shown under Other Liabilities in the Balance Sheet.

              The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. Pounds relating to certain lease arrangements as explained in note 9b. Under the contracts the Company will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). These contracts do not qualify for hedge accounting under SFAS 133.

              The total fair value change of the forward contracts as of December 31, 2004 and 2005 is shown in the Income Statement in Gain/(Loss) on Fair Value of Derivatives and amounts to $(2.3) million and $3.7 million respectively. A related liability is shown under Other Liabilities (long-term) in the Balance Sheet and amounts to US$ 2.3 million as of December 31, 2004 and a related asset is shown under Other Assets (long-term) in the Balance Sheet and amounted to $1.4 million as of December 31, 2005.

16 Operating Revenue

              Revenue from significant customers (constituting more than 10% of total revenue), are as follows:

	Years ended December 31,
Charterer
	2003	2004	2005
APL	30%	19%	16%
HMM Korea	Under 10%	11%	Under 10%
Korea Lines Corp.	Under 10%	Under 10%	12%

17 Revenue by Geographic Location

	Years ended December 31,
Continent
	2003	2004	2005
AUSTRAL—ASIA	$98,090	$120,082	$154,043
AMERICA	14,332	17,286	3,266
EUROPE	33,696	70,900	84,072

Total Revenue	$146,118	$208,268	$241,381

18 Commitments and Contingencies

Commitments

              The Company, as of December 31, 2004 and December 31, 2005, had outstanding commitments of approximately $16.8 and $128.8 million respectively for the construction of four container vessels, with Samsung Heavy Industries Co. Ltd., as follows:

	TEU	Contract Price	Outstanding Commitments as of December 31, 2004	Outstanding Commitments as of December 31, 2005
Hull 1559	9,580	$83,900	$8,390	$8,390
Hull 1561	9,580	$83,900	$8,390	$8,390
Hull 1639	4,253	$70,000	$—	$56,000
Hull 1640	4,253	$70,000	$—	$56,000

	27,666	$307,800	$16,780	$128,780

Contingencies

              The Company was contingently liable for letters of guarantee amounting to $82,000 as of December 31, 2005 (2004: 789,000) issued by The Royal Bank of Scotland. These are secured by restricted deposits (see also note 3).

              There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company's results of operations, financial position and cash flows.

19 Stockholders' Equity

19a.        On October 14, 2005 the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 100,000 shares of common stock with a par value of $0.01 and 1,000 shares of preferred stock with a par value of $0.01.

              As a result of loan covenants, the Company may have limitations on distributions of profits (see note 12).

19b.        On September 18, 2006 the Company filed and Marshall Islands accepted an Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $.01 and 5,000,000 shares of preferred stock with a par value of $.01.

              Additionally, on September 18, 2006, the Company effected a 88,615-for-1 split of its issued and outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders' equity accounts by increasing the stated capital and decreasing the additional paid-in capital by $443,070 as of December 31, 2005 and $443,075 as of December 31, 2004 to reflect the increase in outstanding shares from 500 shares par value $.01 and $0 as of December 31, 2005 and 2004, respectively, to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares have been adjusted for all periods presented. In the accompanying consolidated statements of stockholders' equity, the Company has adjusted the balance of its stated capital and paid-in capital for all periods presented to reflect the stock split.

20 Subsequent Events

              On February 17, 2005 the Company signed a Memorandum of Agreement to purchase the MOL Confidence, a vessel of 4,651 TEU and 61,152 DWT and built in 1994 for an amount of $40.5 million. The vessel was delivered on March 23, 2006. The vessel was purchased with a long-term charter attached which will be accounted for separately. Seasonal Maritime Corporation, an entity wholly-owned by the Company's chief executive officer, has funded $30.4 million of the $40.5 million acquisition price of the MOL Confidence under a loan agreement, dated March 14, 2006, among Seasonal Maritime Corporation, as lender, a subsidiary of the Company, as borrower, and the Company, as guarantor. This loan bears interest at a rate of LIBOR plus 1.0% per annum and matures six months after execution of the loan agreement, with an option for an additional six months repayment term for the borrower.

              The Company's credit facility with EFG Eurobank Ergasias S.A., which was collateralized by mortgages and other security relating to the MSC Noa, was repaid in full on March 7, 2006.

              The Company entered into four construction contracts on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, October 2008, November 2008 and December 2008, respectively. The Company paid an advance of $25.2 million on April 5, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,675.

              Following proposed changes to U.K. law contained in the draft U.K. Finance Bill published on April 7, 2006, it is expected that the interests of the Company's counterparties to the transaction described in note 9b will be adversely affected. As a result the Company estimates that if the put is ultimately exercised it will be required to pay back an estimated amount of $80 million at the end of the leases. The difference between the estimated liability and the undiscounted cash inflows of $67 million is intended to be expensed in the second quarter of 2006, the period during which it first became probable that the draft U.K. Finance Bill proposed on April 7, 2006 would be enacted. At the same time the Company expects that the original vessels' cost base will be reconstituted and the receivable in respect of the lease agreement will be written off. The difference between the reconstitution of the vessels' cost and the write-off of the receivable will be recognized as a liability which will be increased with subsequent cash inflows in contemplation of a repayment of the all the cash inflows received from the arrangements.

              On April 24, 2006, the Company agreed to sell the Sofia III to a third-party drybulk operator for $27.5 million.

DANAOS CORPORATION

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of United States Dollars except for share data)

	Notes	December 31, 2005	June 30, 2006
			(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$38,000	$31,616
Restricted cash		724	12
Accounts receivable, net		14,107	1,826
Inventories		2,591	2,622
Prepaid expenses		870	1,152
Due from related parties	9	4,544	5,193
Net investment in finance lease, current portion		860	—
Other current assets	6	2,316	4,378

Total current assets		64,012	46,799

NON-CURRENT ASSETS
Fixed assets, net	3	654,222	715,482
Advances for vessel acquisitions		12,350	12,350
Advances for vessels under construction	4	161,375	231,097
Accounts receivable in respect of lease agreements, net of current portion	7	44,619	—
Deferred charges, net	5	7,758	10,141
Other assets		1,422	376

Total non-current assets		881,746	969,446

Total assets		$945,758	$1,016,245

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$6,065	$6,825
Accrued liabilities		2,905	4,260
Long-term debt, current portion		57,521	54,302
Related party loans	9	—	5,000
Unearned revenue	3	3,993	6,319

Total current liabilities		70,484	76,706

LONG-TERM LIABILITIES
Long-term debt, net of current portion		609,217	584,922
Unearned revenue, net of current portion	3	—	11,622
Other liabilities	8	3,332	35,890

Total long-term liabilities		612,549	632,434

Total liabilities		683,033	709,140

Commitments and Contingencies	11	—	—
STOCKHOLDERS' EQUITY
Preferred stock (5,000,000 preferred shares, par value $.01, authorized and not issued)		—	—
Common stock (200,000,000 common shares, par value $.01, authorized, and 44,307,500 common shares, par value $.01, issued and outstanding as of December 31, 2005 and June 30, 2006)		443	443
Additional paid-in capital		90,529	90,529
Retained earnings		171,753	216,133

Total stockholders' equity		262,725	307,105

Total liabilities and stockholders' equity		$945,758	$1,016,245

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of United States Dollars except for share data)

		Six months ended June 30,
	Notes	2005	2006
		(unaudited)
OPERATING REVENUES		$124,398	$114,535
OPERATING EXPENSES:
Voyage expenses		(3,456)	(3,364)
Vessel operating expenses		(24,423)	(29,406)
Depreciation	3	(13,532)	(14,214)
Amortization of deferred drydocking and special survey costs	5	(1,630)	(2,491)
Bad debts expense		(82)	(194)
General and administration expenses		(2,082)	(3,502)
Gain/(loss) on sale of vessel	12	—	14,954

Income From Operations		79,193	76,318

OTHER INCOME (EXPENSE):
Interest income		3,319	2,087
Interest expense		(10,119)	(14,841)
Other finance (costs) income, net		(4,357)	2,493
Other income (expenses), net		16	(15,346)
Gain/(Loss)/ on fair value of derivatives		4,501	(6,331)

Total Other Income (Expense), net		(6,640)	(31,938)

Net Income		$72,553	$44,380

EARNINGS PER SHARE
Basic and diluted net income per share		$1.64	$1.00

Basic and diluted weighted average number of shares		44,308	44,308

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

STATEMENTS OF CASH FLOWS

(Expressed in thousands of United States Dollars)

	Six months ended June 30,
	2005	2006
	(unaudited)
Cash Flows from Operating Activities:
Net income	$72,553	$44,380
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	13,532	14,214
Amortization of deferred drydocking and special survey costs	1,630	2,491
Written off amount of drydocking/special survey	—	259
Amortization of finance costs	33	87
Payments for drydocking/special survey	(2,989)	(3,942)
Loss/(Gain) on sale of vessels	—	(14,954)
Change in fair value of derivative instruments	(3,911)	6,372
Change in fair value of hedged debt	—	(376)
(Increase)/Decrease in:
Accounts receivable	3,395	(2,690)
Prepaid expenses	306	(282)
Inventories	335	(31)
Net investment in finance lease	1,821	860
Other assets, short and long term	12,518	(2,062)
Increase/(Decrease) in:
Due from related parties	(10,324)	(649)
Accounts payable	402	760
Accrued liabilities	(3,329)	1,355
Other liabilities	—	27,608
Unearned revenue (including long-term)	(1,869)	(468)

Net Cash provided by Operating Activities	84,103	72,932

Cash Flows from Investing Activities:
Vessel acquisitions including advances for vessel acquisitions	(12,350)	(40,584)
Proceeds from vessel's sale	—	26,798
Vessels under construction	(21)	(38,883)

Net Cash used in Investing Activities	(12,371)	(52,669)

Cash Flows from Financing Activities:
Proceeds from long-term debt	400,000	—
Proceeds from related party loans	—	30,375
Payments of long-term debt	(310,937)	(31,081)
Payments of related party loans	—	(25,375)
Dividends paid	(86,433)	—
Deferred finance costs	(791)	(338)
Deferred public offering costs	—	(940)
Decrease/(increase) of restricted cash	1,457	712

Net Cash provided by/(used in) Financing Activities	3,296	(26,647)

Net Increase/(decrease) in Cash and Cash Equivalents	75,028	(6,384)

Cash and Cash Equivalents, Beginning of Period	97,008	38,000

Cash and Cash Equivalents, End of Period	$172,036	$31,616

Supplementary Cash Flow information
Cash paid for interest	11,368	15,082
Non-cash capitalized interest on vessels under construction	2,309	3,567
Non-cash lease liability related to vessel acquisition	—	14,416

The accompanying notes are an integral part of these consolidated financial statements

DANAOS CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Basis of Presentation and General Information

              The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The reporting and functional currency of the Company is the United States Dollar.

              The interim financial data as of June 30, 2006 and for the six months ended June 30, 2006 and 2005 is unaudited; however, in the opinion of the Company, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim periods.

              Danaos Corporation ("Danaos"), formerly Danaos Holdings Limited, was formed on December 7, 1998 under the laws of Liberia and is presently the sole owner of all outstanding shares of the companies (the "Danaos Subsidiaries") listed below. Danaos Holdings Limited was redomiciled in the Marshall Islands on October 7, 2005. In connection with the redomiciliation, the Company changed its name to Danaos Corporation.

              The Company's vessels operate worldwide, carrying containers and dry cargo for many of the world's leading charterers. The Company manages its operations from its offices in Piraeus, Greece.

              The Company's principal business is the acquisition and operation of vessels. Danaos conducts its operations through the vessel-owning subsidiaries whose principal activity is the ownership and operation of container and dry cargo type vessels (see note 2) that are under the exclusive management of a related party of the Company (see note 9).

              The consolidated financial statements have been prepared to reflect the consolidation of the companies listed below. The historical balance sheets and results of operations of the companies listed below have been reflected in the consolidated balance sheets and consolidated statements of income, cash flows and stockholders' equity at and for each period since their respective incorporation dates.

              The consolidated companies are referred to as "Danaos," or "the Company."

              As of June 30, 2006, Danaos included the vessel-owning companies listed below:

Company	Date of Incorporation	Vessel Name	Vessel Type	Year Built	DWT	TEU
Deleas Shipping Ltd.	July 28, 1987	Pacific Bridge	Container	1984	—	2,130
Seasenator Shipping Ltd.	June 7, 1996	Norasia Hamburg	Container	1989	—	3,908
Seacaravel Shipping Ltd.	June 7, 1996	YM Yantian	Container	1989	—	3,908
Peninsula Maritime Inc.	June 10, 1997	Eagle Express	Container	1978	—	1,704
Appleton Navigation S.A.	May 12, 1998	CMA CGM Komodo	Container	1991	—	2,917
Geoffrey Shipholding Ltd.	September 22, 1997	CMA CGM Kalamata	Container	1990	—	2,917
Lacey Navigation Inc.	March 5, 1998	CMA CGM Elbe	Container	1991	—	2,917

Saratoga Trading S.A.	May 8, 1998	YM Milano	Container	1998	—	3,129
Tyron Enterprises S.A.	January 26, 1999	Henry	Container	1986	—	3,039
Ferrous Shipping (Private) Ltd.	December 6, 2000	APL England	Container	2001	—	5,506
Cobaltium Shipping (Private) Ltd.	December 6, 2000	APL Scotland	Container	2001	—	5,506
Lissos Shipping (Private) Ltd.	February 16, 2001	APL Holland	Container	2001	—	5,506
Orchid Navigation Corp.	May 20, 1996	Dimitris C	Dry cargo	1994	43,814	—
Roberto C Maritime Inc.	February 19, 2002	Roberto C	Dry cargo	1994	45,210	—
Alexandra Navigation Inc.	March 5, 2002	Alexandra I	Dry cargo	1994	69,090	—
Mercator Shipping Inc.	April 4, 2002	MV Achilleas	Dry cargo	1994	69,180	—
Ortelius Maritime Inc.	April 4, 2002	Fivos	Dry cargo	1994	69,659	—
Independence Navigation Inc.	October 9, 2002	Independence	Container	1986	—	3,045
Maria C Maritime Inc.	February 19, 2002	Maria C	Dry cargo	1994	45,205	—
Lato Shipping (Private) Ltd.	February 16, 2001	APL Belgium	Container	2002	—	5,506
Victory Shipholding Inc.	October 9, 2002	Victory I	Container	1988	—	3,098
Duke Marine Inc.	April 14, 2003	Hyundai Duke	Container	1992	—	4,651
Commodore Marine Inc.	April 14, 2003	Hyundai Commodore	Container	1992	—	4,651

Helderberg Maritime Inc.	June 11, 2003	S.A. Helderberg	Container	1977	—	3,101
Sederberg Maritime Inc.	June 11, 2003	S.A. Sederberg	Container	1978	—	3,101
Winterberg Maritime Inc.	June 11, 2003	S.A. Winterberg	Container	1978	—	3,101
Constantia Maritime Inc.	June 11, 2003	Maersk Constantia	Container	1979	—	3,101
Containers Services Inc.	May 30, 2002	Vancouver Express (ex P&O Nedlloyd Caribbean)	Container	2004	—	4,253
Containers Lines Inc.	May 30, 2002	Maersk Derby (ex P&O Nedlloyd Caracas)	Container	2004	—	4,253
Oceanew Shipping Ltd.	January 3, 2002	CSCL Europe	Container	2004	—	8,468
Oceanprize Navigation Ltd.	January 20, 2003	CSCL America	Container	2004	—	8,468
Auckland Marine Inc.	January 27, 2005	ER Auckland	Container	2004**	—	4,300
Wellington Marine Inc.	January 27, 2005	ER Wellington	Container	2004***	—	4,300
Federal Marine Inc.	February 14, 2006	MOL Confidence	Container	1994	—	4,651
Vessels under construction
Ramona Marine Co. Ltd.	February 21, 2003	Hull No. 1561	Container	2006*	—	9,580
Karlita Shipping Co. Ltd.	February 21, 2003	Hull No. 1559	Container	2006*	—	9,580
Seacarriers Services Inc.	June 28, 2005	Hull No. 1639	Container	2007*	—	4,253
Seacarriers Lines Inc.	June 28, 2005	Hull No. 1640	Container	2007*	—	4,253
Bayview Shipping Inc.	March 22, 2006	Hull No. 1670	Container	2008*	50,500	4,250

Channelview Shipping Inc.	March 22, 2006	Hull No. 1671	Container	2008*	50,500	4,250
Balticsea Marine Inc.	March 22, 2006	Hull No. 1672	Container	2008*	50,500	4,250
Continent Marine Inc	March 22, 2006	Hull No. 1673	Container	2008*	50,500	4,250
Medsea Marine Inc	May 8, 2006	Hull No. 1698	Container	2009*	50,500	4,250
Blacksea Marine Inc	May 8, 2006	Hull No. 1699	Container	2009*	50,500	4,250

*
Estimated completion date

**
Scheduled to be delivered to the Company in March 2007.

***
Scheduled to be delivered to the Company in September 2007.

2 Significant Accounting Policies

              Principles of Consolidation:    The accompanying consolidated financial statements represent the consolidation of the accounts of the Company and its wholly-owned subsidiaries. The subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. The Company also consolidates entities that are determined to be variable interest entities as defined in Financial Accounting Standards Board ("FASB") Interpretation No. 46(R) if it determines that it is the primary beneficiary. Inter-company transaction balances and unrealized gains on transactions between the companies are eliminated.

              Use of Estimates:    The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

              Foreign Currency Translation:    The functional currency of the Company is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transaction. On the balance sheet dates, monetary assets and liabilities denominated in other currencies are translated to reflect the current exchange rates. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

              Cash and Cash Equivalents:    Cash and cash equivalents consist of current, call, time deposits and certificates of deposit with original maturity of three months or less which are not restricted for use or withdrawal.

              Restricted Cash:    Cash restricted accounts include retention and restricted deposit accounts. Certain of the Company's loan agreements require the Company to deposit one-third of quarterly and one-sixth of the semi-annual principal installments and interest installments, respectively, due on the outstanding loan balance monthly in a retention account. On the rollover settlement date, both principal and interest are paid from the retention account.

              There are also restricted deposits in order to secure letters of guarantee which are restricted for use as general working capital.

              Accounts Receivable:    The amount shown as Accounts Receivable at each balance sheet date includes estimated recoveries from charterers for hire and demurrage billings, net of allowance for doubtful accounts. An estimate is made of the allowance for doubtful accounts based on a review of all outstanding amounts at each period, and an allowance is made for any accounts which management believes are not recoverable. Bad debts are written off in the year in which they are identified. No allowance for doubtful accounts has been taken in any period included in these financial statements.

              Insurance:    Insurance claims represent the claimable expenses, net of deductibles, which are expected to be recovered from insurance companies. Any costs to complete the claims are included in accrued liabilities. The Company accounts for the cost of possible additional call amounts under its insurance arrangements in accordance with FASB Statement of Financial Accounting Standards ("SFAS") 5 "Accounting for Contingencies" based on the Company's historical experience and the historical experience of the shipping industry.

              Prepaid Expenses and Inventories:    Prepaid expenses consist mainly of insurance expenses and inventories, which consist of bunkers, lubricants and provisions remaining on board the vessels at each period end, which are valued at the lower of market value or cost as determined using the weighted average method.

              Financing Costs:    Fees incurred for obtaining new loans are deferred and amortized over the loans' respective repayment periods using the effective interest rate method. These charges are included in the balance sheet line item Deferred Charges. Any unamortized balance of costs relating to loans repaid or refinanced is expensed in the period the repayment or refinancing is made subject to the provisions of EITF 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instrument" regarding debt extinguishment.

              Vessels' Cost:    Vessels are stated at cost, which consists of the contract purchase price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Otherwise these expenditures are charged to expenses as incurred. Financing costs incurred during the construction period of the vessels are included in vessels' cost.

              Vessels acquired in the secondhand market are treated as a business combination to the extent that such acquisitions include continuing operations and business characteristics such as management agreements, employees and customer base. Otherwise these are treated as purchase of assets. Where the Company identifies any intangible assets or liabilities associated with the acquisition of a vessel purchased on the secondhand market, the Company records all identified tangible and intangible assets or liabilities at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. The Company has acquired certain vessels in the secondhand market. These acquisitions were considered to be acquisitions of assets. Certain vessels in the Company's fleet that were purchased on the secondhand market were acquired with existing charters.

              Vessels' Depreciation:    The cost of the Company's vessels is depreciated on a straight-line basis over the vessels' remaining economic useful lives after considering the estimated residual value. Management had estimated the useful life of the Company's vessels to be 25 years from the year built. As of January 1, 2005, the Company changed prospectively the estimated useful life of the container vessels to be 30 years. The change in estimate was based both on the Company's experience and the current practice in the shipping industry.

              Accounting for Special Survey and Drydocking Costs:    The Company follows the deferral method of accounting for special survey and drydocking costs, whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period until the next scheduled survey, which is two and a half years. If special survey or drydocking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.

              The amortization periods reflect the estimated useful economic life of the deferred charge, which is the period between each special survey and drydocking.

              Impairment of Long-lived Assets:    SFAS 144 "Accounting for the Impairment or Disposal of Long-lived Assets" addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The Company adopted SFAS 144 as of January 1, 2002. The standard requires that long-lived assets and certain identifiable intangibles held and used or disposed of by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value. No events or changes in circumstances have occurred in the periods presented that would lead to a review for impairment.

              Pension and Retirement Benefit Obligations-Crew:    The crew on board the companies' vessels serve in such capacity under short-term contracts (usually up to nine months) and accordingly, the vessel-owning companies are not liable for any pension or post retirement benefits.

              Accounting for Revenue and Expenses:    Revenues and expenses are recognized on a straight-line basis and on an accrual basis. Revenues are generated from bareboat hire and time charters. Bareboat hire revenues are recorded over the term of the hire on a straight-line basis. Time charter revenues are recorded over the term of the charter as service is provided. Unearned revenue includes revenue received in advance.

              The Company is a member of a pool arrangement with respect to the MV Achilleas and the Alexandra I. The resulting net revenues of the pool are distributed as time charter hire to each participant in accordance with the pool earning points of the individual pool vessels, adjusted for any off hire amount. Distributions of time charter hire to the Company are made every two weeks according to the agreement. An amount not exceeding four weeks' time charter hire for the vessel may be withheld from the Company as working capital for the pool. The Company recognizes revenue related to the pooling arrangements only when all contingencies under the agreements are resolved.

              General and Administrative Expenses:    General and administrative expenses include management fees paid to the vessels' manager (see note 9).

              Repairs and Maintenance:    All repair and maintenance expenses including major overhauling and underwater inspection expenses are charged against income incurred and are included in vessel operating expenses in the accompanying consolidated statements of income.

              Dividends:    Dividends are recorded in the Company's financial statements in the period in which they are approved by the Company's stockholders.

              Segment Reporting:    The Company reports financial information and evaluates its operations by total charter revenues. The Company does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, management, including the chief operating decision makers, reviews operating results solely by revenue per day and operating results of the fleet, and thus the Company has determined that it operates under one reportable segment.

              Derivative Instruments:    The Company enters into interest rate swap contracts and forward exchange rate contracts to create economic hedges for its interest rate risks and its exposure to currency exchange risk on certain foreign currency receivables. When such derivatives do not qualify for hedge accounting under SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", the Company presents these financial instruments at their fair value, and recognizes the fair value changes thereto in the income statement. When the derivatives do qualify for hedge accounting, depending upon the nature of the hedge, changes in the fair value of derivatives are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized in income.

              Net Income Per Share:    The Company has presented net income per share for all periods presented based on the number of outstanding shares of common stock of Danaos Corporation at the reported periods taking into account any stock splits. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net income per share.

              Recent Accounting Developments:    In November 2004, the FASB issued SFAS 151, "Inventory Costs—an amendment of ARB No. 43, Chapter 4" ("SFAS 151"), which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, this Statement requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005, as applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard has had a material impact on the financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 153 "Exchanges of Non-Monetary Assets—An Amendment to APB 29" ("SFAS 153"). APB 29 had stated that all exchanges of non-monetary assets should be recorded at fair value except in a number of situations, including where the exchange is in relation to similarly productive assets. SFAS 153 amends APB 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges for non-monetary assets that do not have commercial substance. A non-monetary transaction has commercial substance where the future cash flows of the business will be expected to change significantly as a result of the exchange. The provisions of this statement will be effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005, as applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard has had a material impact on the financial position, results of operations or cash flows.

              In December 2004, the FASB issued SFAS 123 (Revised) "Share Based Payments" (SFAS123(R)), which requires companies to expense the value of employee stock option schemes and similar awards based on the grant date fair value of the award. SFAS 123(R) eliminates the option to use APB 25's intrinsic method of accounting for valuation of share options and similar awards as provided by SFAS 123 as originally issued. In March 2005, the SEC released Staff Accounting Bulletin No. 107 "Share-Based Payment" ("SAB 107"), which provides interpretive guidance related to the interaction between SFAS 123(R) and certain SEC rules and regulations. It also provides the SEC staff's views regarding valuation of share-based payment arrangements. SFAS 123(R) will be applicable to the Company as of January 1, 2006. Management believes that the adoption of this standard will have an effect on the Company's financial position, results of operations or cash flows as a result of future grants of options of share based payments.

              In May 2005, the FASB issued SFAS 154, "Accounting Changes and Error Corrections—a replacement to APB 20 and FASB Statement 3." APB 20 required that voluntary changes in accounting principles be recognized by including the cumulative effect of changing to the new accounting principle in net income for the period of the change. SFAS 154 requires retrospective application of changes in accounting principle to prior periods' financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. Further when it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable, and that a corresponding adjustment be made to the opening balance of retained earnings (or other appropriate components of equity or net assets in the statement of financial position) for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. The provisions of this statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005, and will be applicable to the Company as of January 1, 2006. Management does not believe that the implementation of this standard has had a material impact on the financial position, results of operations or cash flows.

              In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 (SFAS 155) "Accounting for Certain Hybrid Instruments—an amendment of FASB Statements No. 133 and 140." SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have an effect on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

              In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156 (SFAS 156) "Accounting for Servicing of Financial Assets—an amendment of FASB Statement

No. 140". SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have an effect on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

3 Vessels

              Vessels' cost and accumulated depreciation and changes thereto are as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value(b,c)
January 1, 2005	$822,739	$(141,403)	$681,336
Additions	—	(27,114)	(27,114)

December 31, 2005	$822,739	$(168,517)	$654,222
Additions(a),(c)	87,318	(14,214)	73,104
Disposals	(14,225)	2,381	(11,844)

June 30, 2006	$895,832	$(180,350)	$715,482

              The residual value (estimated scrap value at the end of the vessels' useful lives) of the fleet was estimated at $121.3 as of June 30, 2006 and $121.4 million as of December 31, 2005.

  a)
  Vessels with a cost of $232.5 million and net book value of $220.8 million on June 30, 2006 are subject to certain arrangements as explained in other lease arrangements in note 7.

  b)
  Includes four container vessels with a net book value of $45.8 million, $45.8 million, $46.0 million, and $45.7 million at June 30, 2006, for which the charterers have the option to purchase the vessels in February 2007, June 2007, July 2007 and January 2008, respectively, each for $44.0 million and in February 2009, June 2009, July 2009 and January 2010, respectively, each for $39.0 million.

  c)
  On March 23, 2006, the Company purchased the MOL Confidence, a vessel of 4,651 TEU and 61,152 DWT, built in 1994 for an amount of $40.5 million. The vessel was purchased in the secondhand market and was acquired with an existing charter with a $20,750 daily rate for a period of 6.5 years, ending in 2012. The value of the vessel on a charter free basis has been valued at $55.0 million from two independent valuators. The Company has identified a liability of $14.6 million which will be amortized over the period of the time charter. (Refer also to note 9). This amount is included in the financial statement lines Unearned revenue, short and long term.

4 Advances for Vessels Under Construction

  a)
  Advances for vessels under construction are as follows:

	December 31, 2005	June 30, 2006
Advance payments for vessels	$22,390	$60,670
Progress payments for vessels	156,744	156,744
Decrease in vessels under construction values in respect of lease arrangements (note 7)	(27,272)	—
Capitalized interest	8,191	11,758
Other vessel related costs	1,322	1,925

Total	$161,375	$231,097

  In
  November 2003, the Company entered into two agreements with Samsung Heavy Industries Co. Ltd. for the construction of two container vessels of 9,580 TEU each with expected deliveries in September and November 2006, respectively. The construction cost of the new vessels will amount to approximately $167.8 million, of which $144.0 million will be financed from the proceeds of a long-term bank loan. The shipbuilding contracts provide for stage payments of two installments of $4.2 million each by November 25, 2003, two installments of $4.2 million each by December 1, 2003, two installments of $67.1 million each by January 31, 2004 and two final installments of $8.4 million each upon delivery of the vessels.

  The
  loan mentioned above will be drawn down in two or more tranches so as to coincide with the scheduled delivery payments. The loan will be repayable after drawdown in twenty-four semi-annual installments of $5.6 million plus a balloon payment of $9.0 million, payable with the last installment. The interest rate of this loan is 5.02%.

  On
  November 30, 2004 the Company entered into leasing arrangements for the two vessels under construction, as outlined in note 7.

  The
  Company entered into two construction contracts in July 2005 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1639 and the HN 1640) of 4,253 TEU each. An advance of $14.0 million ($7.0 million for each vessel) was paid on July 11, 2005. The total cost of each vessel is $70.0 million. The expected delivery dates for the HN 1639 and the HN 1640 are September 30, 2007 and November 30, 2007, respectively.

  The
  Company entered into four construction contracts on March 28, 2006 with Samsung Heavy Industries Co. Ltd. for four containerships (the HN 1670, the HN 1671, the HN 1672 and the HN 1673) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are July 2008, October 2008, November 2008 and December 2008, respectively. The Company paid an advance of $25.2 million on April 5, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

  The
  Company entered into two construction contracts on May 12, 2006 with Samsung Heavy Industries Co. Ltd. for two containerships (the HN 1698 and the HN 1699) of 4,253 TEU each. The contract price of each vessel is $63.8 million. The expected delivery dates are March 2009 and June 2009, respectively. The Company paid an advance of $12.76 million on May 22, 2006 in relation to these contracts. The Company has agreed to charter each of these containerships under 12-year charters at a daily charter rate of $22,785.

  b)
  Advances for vessels under construction and transfers to vessels' cost as of December 31, 2005 and June 30, 2006 were as follows:

Balance as of January 1, 2005	$127,912
Additions	33,463

Balance as of December 31, 2005	161,375
Additions	69,722

Balance as of June 30, 2006	$231,097

5 Deferred Charges

              Deferred charges consist of the following:

	Drydocking and Special Survey	Finance Costs	Public Offering Costs	Total Deferred Charges
Balance on January 1, 2005	$5,505	—	—	$5,505
Additions	4,505	791	980	6,276
Amortization for the year	(3,922)	(101)	—	(4,023)

Balance on December 31, 2005	$6,088	690	980	$7,758

Additions	3,942	338	940	5,220
Written off amount of drydocking	(259)	—	—	(259)
Amortization for the year	(2,491)	(87)	—	(2,578)

Balance on June 30, 2006	$7,280	$941	$1,920	$10,141

6 Other Current Assets

              Other current assets includes insurance claims arising from hull and machinery damages or other insured risks which have been submitted to insurance adjusters or are currently being compiled. All amounts are net of applicable deductibles.

	December 31, 2005	June 30, 2006
Insurance claims	$652	$1,706
Other	1,664	2,672

Total	$2,316	$4,378

7 Lease Arrangements

              During 2004, the Company entered into a structured transaction with third parties affecting four vessels in its current fleet and two vessels under construction whereby such vessels were acquired by counterparties to the transaction which then time chartered the vessels to the Company for a period of 6 1/2 years. At the end of this 6 1/2-year period, the counterparties have rights to require the Company to reacquire the vessels for approximately 75% of the vessels' initial book value. The cost of building the vessels has been financed with bank loans arranged by the Company. The vessels have been acquired by the counterparties for the same amount that it cost to have them constructed. No gain or loss was recognized thereon. The consideration with respect to the acquisition of these vessels is being held in a deposit account that is not under the control of the Company. The Company is entitled to receive a series of cash payments of amounts released from the deposit which are expected to equal, in the aggregate, approximately 25% of the initial deposit over the 6 1/2 years. The excess of these payments above the Company's payment obligations with respect to chartering-in these vessels is expected to amount to £46 million ($79.6 million). If the counterparties do not exercise their rights to require the Company to reacquire the vessels, the Company would have the right to charter-in the vessels for up to an additional 12 years during which period the Company would be entitled to 49% of the charter revenues in excess of a pre-set base level of the charter-in rate. In such a case, the remaining amount on deposit would be payable to the Company. If the Company is required to reacquire the vessels, ownership of the vessels would revert to the Company and the remaining deposit would be used for the price of reacquiring the vessels. The Company expects that the counterparties will exercise their rights to require the Company to reacquire the vessels.

              The Company has not accounted for the transactions as sale and lease-backs because the consideration for the vessels is not under the Company's control. The vessels are shown as fixed assets on the books of the Company. The Company reduced the cost basis of the vessels and hulls at inception with the present value of the future cash inflows amounting to $59.6 million (£31.9 million), $32.3 million and $27.3 million for the vessels and for the hulls, respectively, and has recognized this amount as a receivable in respect of the lease arrangements. The receivable balance is being reduced by the actual cash inflows over the 6 1/2 year term. The discount rates used in the present value calculation range from 4.2% to 4.9%, reflecting the GBP applicable interest rate at the time of the inception of the transactions.

              Following proposed changes to U.K. law contained in the draft U.K. Finance Bill published on April 7, 2006, it is expected that the interests of the Company's counterparties to the transaction described above will be adversely affected. As a result the Company estimates that if the put is ultimately exercised it will be required to pay back an estimated amount of $80 million at the end of the leases. The difference between the estimated liability and the undiscounted cash inflows of $67 million amounting to $13 million was expensed in the second quarter of 2006, the period during which it first became probable that the draft U.K. Finance Bill proposed on April 7, 2006 would be enacted. At the same time the Company reconstituted the original vessels' and hulls cost amounting to $32.3 million and $27.3 million, respectively, and wrote-off the remaining receivable in respect of the lease agreement amounting to $48.5 million. The Company also recognized a liability of $27.6 million consisting of the portion of the cash inflows received to date from the lease arrangements of $14.6 million and an amount of $13 million as noted above. This liability will be increased with subsequent cash inflows in contemplation of a repayment of the estimated amount of $80 million at the end of the leases.

              In addition, the Company has entered into forward currency contracts to convert £29.7 million of cash inflows to U.S. dollars at the time of maturity.

8 Other Liabilities

              Other liabilities consist of the following:

	December 31, 2005	June 30, 2006
Fair value of swaps	$3,332	$6,621
Fair value of forwards	—	1,661
Other liability in respect of lease arrangement (note 7)	—	27,608

Total	$3,332	$35,890

9 Related Party Transactions

              Management Services:    Pursuant to a ship management agreement between each of the vessel owning companies and Danaos Shipping Company Limited (the "Manager"), the Manager acts as the fleet's technical manager responsible for (i) recruiting qualified officers and crews, (ii) managing day to day vessel operations and relationships with charterers, (iii) purchasing of stores, supplies and new equipment for the vessels, (iv) performing general vessel maintenance, reconditioning and repair, including commissioning and supervision of shipyards and subcontractors of drydock facilities required for such work, (v) ensuring regulatory and classification society compliance, (vi) performing operational budgeting and evaluation, (vii) arranging financing for vessels, (viii) providing accounting, treasury and finance services and (ix) providing information technology software and hardware in support of the Company's processes.

              Prior to July 1, 2005, the Company paid its manager a monthly management fee of $2,750 for the management of its affairs. The Company also paid a fixed management fee of $150 to $500 per day for each vessel in its fleet depending on its size and type of charterparty. As of July 1, 2005 the new management contract provides for a fee of $500 per day. In addition, the Manager receives a management fee of $250 per vessel per day for vessels on bareboat charter and $500 per vessel per day for the remaining vessels in the fleet, pro rated for the calendar days each vessel is owned. The Manager also receives a commission of 0.75% on gross freight, charter hire, ballast bonus and demurrage with respect to each vessel in the fleet and a commission of 0.5% based on the contract price of any vessel bought or sold by the Manager on its behalf (excluding newbuildings), and a flat fee of $400,000 per newbuilding vessel for the supervision of newbuilding contracts.

              For the services rendered, the Manager charged each vessel with a daily fee ranging from $250 to $500. Management fees for the six month period ended June 30, 2006 amounted to approximately $3.5 million (December 31, 2005: $5.0 million). The related expenses are shown under General and Administrative Expenses on the Statement of Income.

              The Company pays monthly advances on account of the above management fees. Related party balances presented among current assets represent amounts due from the Manager at balance sheet dates.

              Related party loan: On March 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $30.375 million and was payable within a six- month period. On June 16, 2006, the Company repaid $25.375 million of the amount outstanding under the loan facility. The outstanding loan balance as of June 30, 2006 is $5.0 million. The loan bears interest at a margin of 1% pa over LIBOR.

10 Financial Instruments

              The principal financial assets of the Company consist of cash and cash equivalents, trade receivables and other assets. The principal financial liabilities of the Company consist of long-term bank loans and accounts payable.

              Interest Rate Risk:    Interest rate risk arises on bank borrowings. The Company monitors the interest rate on borrowings closely to ensure that the borrowings are maintained at favorable rates.

              Concentration of Credit Risk:    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, trade accounts receivable and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company does not require collateral on these financial instruments. The Company is exposed to credit risk in the event of non-performance by counterparties to derivative instruments, however, the Company limits this exposure by diversifying among counterparties with high credit ratings. Credit risk with respect to trade accounts receivable is generally diversified due to the large number of entities comprising the Company's charterer base and their dispersion across many geographic areas.

              Fair Value:    The carrying amounts reflected in the accompanying consolidated balance sheets of financial assets and liabilities excluding long-term bank loans approximate their respective fair values due to the short maturity of these instruments. The fair values of long-term floating rate bank loans approximate the recorded values, generally due to their variable interest rates. The fair value of the swap agreements equates to the amount that would be paid by the Company to cancel the swaps.

              Interest Rate Swaps:    The off-balance sheet risk in outstanding swap agreements involves both the risk of a counter-party not performing under the terms of the contract and the risk associated with changes in market value. The Company monitors its positions, the credit ratings of counterparties and the level of contracts it enters into with any one party. The counterparties to these contracts are major financial institutions. The Company has a policy of entering into contracts with parties that meet stringent qualifications and, given the high level of credit quality of its derivative counter-parties, the Company does not believe it is necessary to obtain collateral arrangements.

              The Company has entered into interest rate swap agreements with the following details:

Counter-party	Effective Date	Termination Date	Notional Amount on Effective Date	Contracted Rate	Swap Rate	Fair value Dec 31, 2005	Fair value June 30, 2006
RBS	12/15/2004	8/27/2016	$60,528	5.01% p.a.	LIBOR plus 0.84% p.a.	$(1,608)	$(3,225)
RBS	11/17/2004	11/2/2016	$62,342	5.01% p.a.	LIBOR plus 0.86% p.a.	$(1,724)	$(3,396)

Total fair value						$(3,332)	$(6,621)

              These interest rate swaps are designed to economically hedge the fair value of the fixed rate loan facilities against fluctuations in the market interest rate. Pursuant to the adoption of the Company's Risk Management Accounting Policy, and after putting in place the formal documentation required by SFAS 133 in order to designate these swaps as hedging instruments, as of June 15, 2006, these interest rate swaps qualified for hedge accounting, and, accordingly, since that time, only hedge ineffectiveness amounts arising from the differences in the change in fair value of the hedging instrument and the hedged item are recognized in the Company's earnings. Assessment and measurement of prospective and retrospective effectiveness for these interest rate swaps will be performed on a quarterly basis, on the financial statement and earnings reporting dates.

              The total fair value change of the interest rate swaps as of June 30, 2006 amounted to $3,289. Of this amount, $2,913 is included in the Income Statement in Gain/(Loss) on Fair Value of Derivatives and reflects the change in fair value of interest rate swaps from January 1, 2006 until June 15, 2006, and $376 is the fair value adjustment of the underlying hedged debt and is shown in Other assets (long-term). The related liability is shown under Other Liabilities in the Balance Sheet.

              The Company entered into foreign currency forward contracts in 2004 to economically hedge its exposure to fluctuations of its anticipated cash inflows in U.K. Pounds relating to certain lease arrangements as explained in note 7. Under the contracts the Company will convert £29.7 million of cash inflows to U.S. dollars at the time of maturity (in the years from 2006 to 2012). These contracts do not qualify for hedge accounting under SFAS 133.

              The total fair value change of the forward contracts as of December 31, 2005 and June 30, 2006 is shown in the Income Statement in Gain/ (Loss) on Fair Value of Derivatives and amounts to $3.7 million and $(3.1) million, respectively. A related asset is shown under Other Assets (long-term) in the Balance Sheet and amounts to $1.4 million as of December 31, 2005 and a related liability of $1.7 million is shown under Other Liabilities as of June 30, 2006.

11 Commitments and Contingencies

Commitments

              The Company, as of December 31, 2005 and June 30, 2006, had outstanding commitments of approximately $128.8 and $473.3 million, respectively, for the construction of ten container vessels, with Samsung Heavy Industries Co. Ltd., as follows:

	TEU	Contract Price	Outstanding Commitments as of December 31, 2005	Outstanding Commitments as of June 30,2006
Hull 1559	9,580	$83,900	$8,390	$8,390
Hull 1561	9,580	$83,900	$8,390	$8,390
Hull 1639	4,253	$70,000	$56,000	$56,000
Hull 1640	4,253	$70,000	$56,000	$56,000
Hull 1670	4,250	$63,800	—	$57,420
Hull 1671	4,250	$63,800	—	$57,420
Hull 1672	4,250	$63,800	—	$57,420
Hull 1673	4,250	$63,800	—	$57,420
Hull 1698	4,250	$63,800	—	$57,420
Hull 1699	4,250	$63,800	—	$57,420

	53,166	$690,600	$128,780	$473,300

              On June 29, 2006 the Company signed a commitment letter with Aegean Baltic Bank and HSH Nordbank for a senior revolving and term loan facility of up to $700 million. The loan facility will be fully repaid on the earlier of the tenth anniversary from the signing date or December 31, 2016. This revolving credit facility shall be non-amortizing for the first five years and shall be repayable thereafter in 20 consecutive quarterly installments and a final balloon payment together with the last scheduled installment. The Company expects to sign the final loan agreement during September 2006.

Contingencies

              There are no material legal proceedings to which the Company is a party or to which any of its properties are the subject, or other contingencies that the Company is aware of, other than routine litigation incidental to the Company's business. In the opinion of management, the disposition of the aforementioned lawsuits should not have a significant effect on the Company's results of operations, financial position and cash flows.

12 Sale of Vessel

              The Gain/(loss) on sale of vessels of $15.0 million for the six months ended June 30, 2006 reflects the sale of the Sofia III to a third party drybulk operator for $27.5 million, representing a gain of $15.0 million over the acquisition cost of such vessel as depreciated to the time of sale.

13 Subsequent Events

              On July 26, 2006, the Company entered into newbuilding contracts with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for five 6,500 TEU containerships, the HN S4001, the HN S4002, the HN S4003, the HN S4004 and the HN S4005, for $91.5 million each.

              On July 19, 2006, the U.K. law described in note 7 in connection with the leasing arrangements for certain of the Company's vessels was enacted.

              In August 2006, the Company agreed to sell the Fivos, the Alexandra I, the Dimitris C, the Roberto C, the Maria C and the MV Achilleas to a third-party drybulk operator for an aggregate of $143.5 million.

              On August 14, 2006 the Company signed a commitment letter with The Royal Bank of Scotland for a senior revolving and term loan facility of up to $700 million. The loan facility will be fully repaid on the earlier of the tenth anniversary from the signing date or December 31, 2016. The Company expects to sign the final loan agreement during September 2006.

              On August 14, 2006 the Company entered into a new loan agreement with Seasonal Maritime Corporation, a related party, which amounted to $75.0 million and is payable within a six-month period from such date. The loan bears interest at a margin of 1% pa over LIBOR.

              On September 8, 2006, the Company took delivery of the CSCL Pusan (ex HN 1559).

              APL-NOL has exercised its option to purchase the APL England from the Company for $44.0 million upon expiration of its current charter in February 2007.

              On September 18, 2006, the Company filed and the Marshall Islands accepted Amended and Restated Articles of Incorporation. Under the Amended and Restated Articles of Incorporation, the authorized capital stock of Danaos Corporation increased to 200,000,000 shares of common stock with a par value of $0.01 and 5,000,000 shares of preferred stock with a par value of $0.01.

              Additionally, on September 18, 2006, the Company effected an 88,615-for-1 split of its outstanding common stock. All common stock amounts (and per share amounts) in the accompanying financial statements have been adjusted to reflect the 88,615-for-1 stock split. In the accompanying consolidated balance sheets, the Company has adjusted its stockholders' equity accounts as of December 31, 2005 and June 30, 2006 by increasing the stated capital and decreasing the additional paid-in capital by $443,070 to reflect the increase in outstanding shares from 500 shares par value $.01 to 44,307,500 shares par value $.01. In the accompanying consolidated statements of income, basic and diluted net income per share and weighted average number of shares have been adjusted for all periods presented.

P&O Nedlloyd

MAERSK DERBY (ex-P&O Nedlloyd Caracas), 4,253 TEU built in 2004, and chartered with Maersk, in the Asia -Europe trade.

APL

APL SCOTLAND, 5,506 TEU built in 2001, and chartered with APL-NOL currently in the Transpacific trade.

Pursuant to our charter agreements, the charterer has the right to place its name and logo on each of our vessels.

              Through and including                        , 2006 (the 25th day after the date of this prospectus), all dealers effecting transactions in our common stock, whether or not participating in the offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

10,250,000 Shares

Danaos Corporation

Common Stock

P R O S P E C T U S

Merrill Lynch & Co.

Citigroup

Dahlman Rose & Company

Jefferies & Company

Fortis Securities LLC

Nomura International

                          , 2006

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6. Indemnification of Directors and Officers.

              The Registrant is a Marshall Islands corporation. Section 60 of the Business Corporations Act of the Republic of the Marshall Islands (the "BCA") provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe his conduct was unlawful.

              A Marshall Islands corporation also has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

              To the extent that a director or officer of a Marshall Islands corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding paragraph, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized under Section 60 of the BCA.

              Section 60 of the BCA also permits a Marshall Islands corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 60 of the BCA. In this regard, the Registrant has entered into employment agreements with its chief executive officer, chief operating officer and chief financial officer which provide that the Registrant will maintain directors' and officers'

liability insurance policies during the term of such executive's employment and for five years thereafter at a level, and on terms and conditions, no less favorable than the coverage the Registrant provides other similarly-situated executives so long as such coverage is available from the carrier and does not increase the cost of such policy by more than 10% per annum.

              The indemnification and advancement of expenses provided by, or granted pursuant to, Section 60 of the BCA are not exclusive of any other rights to which those seeking indemnification and advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office. In this regard, the Registrant's Bylaws provide that such expenses (including attorneys' fees) incurred by former directors and officers may be so paid upon such terms and conditions, if any, as the Registrant deems appropriate, and the board of directors may authorize the Registrant's legal counsel to represent a present or former director or officer in any action, suit or proceeding, whether or not the Registrant is a party to such action, suit or proceeding. The Registrant's Bylaws further provide for indemnification of directors and officers on the basis described above as being permitted by Section 60 of the BCA and provide, to the extent authorized from time to time by the board of directors of the Registrant, rights to indemnification and to the advancement of expenses to employees and agents of the corporation similar to those conferred to directors and officers of Registrant.

              The Articles of Incorporation of the Registrant provide that no director shall have personal liability to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, but the liability of a director is not limited or eliminated (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders; (ii) for acts or omissions not undertaken in good faith or which involve intentional misconduct or a knowing violation of law; or (iii) for any transaction from which the director derived an improper personal benefit.

Item 7. Recent Sales of Unregistered Securities.

              On September 18, 2006, we issued 43,686,702 shares, 443,070 shares, and 177,228 shares, respectively, of our common stock to our existing stockholders, Danaos Investments Limited as Trustee for the 883 Trust, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, pursuant to a 88,615-for-1 stock split, effected as a stock dividend. Each of these issuances was exempt from registration as a transaction that did not involve an offer or sale and, in any event, as transactions not involving an offering in the United States under Regulation S of the Securities Act.

Item 8. Exhibits and Financial Statement Schedules.

  (a)
  Exhibits

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation
3.2	Amended and Restated Bylaws
4.1	Specimen of Share Certificate
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to New York law
8.1	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to certain tax matters

8.2	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands and Liberian counsel, with respect to certain tax matters
8.3	Opinion of White & Case LLP, special United States tax counsel to Danaos Corporation, with respect to certain tax matters
10.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation
10.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 10.1)
10.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas
10.4	Stockholder Rights Agreement
10.5	2006 Equity Compensation Plan
10.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG
10.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea
10.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.
10.9	Loan Agreement, dated March 18, 2005, with Aegean Baltic Bank S.A.
10.10	Loan Agreement, dated April 11, 2005, with The Royal Bank of Scotland
10.11	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation
10.12	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Maersk Derby (ex P&O Nedlloyd Caracas)
10.13	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Vancouver Express (ex P&O Nedlloyd Caribbean)
10.14	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL America
10.15	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL Europe
10.16	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the CSCL Pusan (ex HN 1559)
10.17	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the HN 1561
10.18	Shipbuilding Contract, dated November 18, 2003, with Samsung Heavy Industries Co. Ltd. for the HN 1561
10.19	Shipbuilding Contract, dated June 30, 2005, with Samsung Heavy Industries Co., Ltd. for the HN 1639
10.20	Shipbuilding Contract, dated June 30, 2005, with Samsung Heavy Industries Co., Ltd. for the HN 1640
10.21	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1670
10.22	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1671
10.23	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1672
10.24	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1673

10.25	Shipbuilding Contract, dated May 12, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1698
10.26	Shipbuilding Contract, dated May 12, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1699
10.27	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4001
10.28	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4002
10.29	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4003
10.30	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4004
10.31	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4005
10.32	Memorandum of Agreement, dated February 7, 2005, with Schiffartsgesellschaft GmbH & Co. KG for the E.R. Auckland
10.33	Memorandum of Agreement, dated February 7, 2005, with Schiffartsgesellschaft GmbH & Co. KG for the E.R. Wellington
10.34	Memorandum of Agreement, dated August 14, 2006, for the sale of the Fivos
10.35	Memorandum of Agreement, dated August 14, 2006, for the sale of the Alexandra I
10.36	Memorandum of Agreement, dated August 14, 2006, for the sale of the Dimitris C
10.37	Memorandum of Agreement, dated August 14, 2006, for the sale of the Roberto C
10.38	Memorandum of Agreement, dated August 14, 2006, for the sale of the Maria C
10.39	Memorandum of Agreement, dated August 14, 2006, for the sale of the MV Achilleas
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.3	Consent of Watson, Farley & Williams (New York) LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2)
23.4	Consent of Watson, Farley & Williams (New York) LLP, Liberian Counsel (included in Exhibit 8.2)
23.5	Consent of White & Case LLP (included in Exhibit 8.3)
23.6	Consent of Clarkson Research Services Limited
23.7	Consent of Andrew B. Fogarty, Nominee for Director
23.8	Consent of Myles R. Itkin, Nominee for Director
23.9	Consent of Miklós Konkoly-Thege, Nominee for Director
23.10	Consent of Dr. Robert A. Mundell, Nominee for Director
24.1	Power of Attorney (included on signature page)

Item 9. Undertakings.

              The undersigned registrant hereby undertakes:

              (1)   To provide to the underwriters at the closing specified in the underwriting agreement, shares certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

              (2)   That for purposes of determining any liability under the Securities Act of 1933, as amended (the "Act"), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

              (3)   That for the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

              (4)   Each prospectus filed pursuant to Rule 424(b) as part of this registration statement, other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in this registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in this registration statement or any prospectus that is part of this registration statement or made in a document incorporated or deemed incorporated by reference into this registration statement or any prospectus that is part of this registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in this registration statement or prospectus that was part of this registration statement or made in any such document immediately prior to such date of first use.

              (5)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

              The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i)
    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii)
    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

    (iii)
    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

    (iv)
    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

              (6)   That insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

              Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-l and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Piraeus, Greece on September 19, 2006.

DANAOS CORPORATION
By:
/s/ JOHN COUSTAS Name: John Coustas Title: President and Chief Executive Officer

              KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of John Coustas, Iraklis Prokopakis and Dimitri J. Andritsoyiannis, his true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

              Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on September 19, 2006 in the capacities indicated.

Signature	Title

/s/ JOHN COUSTAS John Coustas	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ IRAKLIS PROKOPAKIS Iraklis Prokopakis	Vice President, Treasurer, Chief Operating Officer and Director
/s/ DIMITRI J. ANDRITSOYIANNIS Dimitri J. Andritsoyiannis	Vice President, Chief Financial Officer and Director (Principal Financial and Accounting Officer)

Authorized Representative

              Pursuant to the requirement of the Securities Act of 1933, the undersigned, the duly undersigned representative in the United States of the Registrant, has signed this registration statement in the City of Newark, State of Delaware, on September 19, 2006.

PUGLISI & ASSOCIATES
By:	/s/ Donald J. Puglisi Name: Donald J. Puglisi Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description
1.1	Form of Underwriting Agreement
3.1	Amended and Restated Articles of Incorporation, as amended
3.2	Amended and Restated Bylaws
4.1	Specimen of Share Certificate
5.1	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands counsel, as to the validity of the common stock being issued
5.2	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, as to New York law
8.1	Opinion of Morgan, Lewis & Bockius LLP, United States counsel to Danaos Corporation, with respect to certain tax matters
8.2	Opinion of Watson, Farley & Williams (New York) LLP, Marshall Islands and Liberian counsel, with respect to certain tax matters
8.3	Opinion of White & Case LLP, special United States tax counsel to Danaos Corporation, with respect to certain tax matters
10.1	Amended and Restated Management Agreement between Danaos Shipping Company Limited and Danaos Corporation
10.2	Form of Management Agreement between Danaos Shipping Company Limited and our vessel-owning subsidiaries (See Appendix I to Exhibit 10.1)
10.3	Form of Restrictive Covenant Agreement between Danaos Corporation and Dr. John Coustas
10.4	Stockholder Rights Agreement
10.5	2006 Equity Compensation Plan
10.6	Loan Agreement and Supplemental Agreement, dated December 17, 2002 and April 21, 2005 respectively, with Aegean Baltic Bank S.A. and HSH Nordbank AG
10.7	Loan Agreement, dated May 13, 2003, with the Export-Import Bank of Korea
10.8	Loan Agreement, dated January 29, 2004, with the Export-Import Bank of Korea and Fortis Capital Corp.
10.9	Loan Agreement, dated March 18, 2005, with Aegean Baltic Bank S.A.
10.10	Loan Agreement, dated April 11, 2005, with The Royal Bank of Scotland
10.11	Loan Agreement, dated August 14, 2006, with Seasonal Maritime Corporation
10.12	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Maersk Derby (ex P&O Nedlloyd Caracas)
10.13	Secondary Put and Call Agreement, dated February 18, 2004, with Allco Finance (UK) Limited with respect to the Vancouver Express (ex P&O Nedlloyd Caribbean)
10.14	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL America
10.15	Secondary Put and Call Agreement, dated March 11, 2004, with Allco Finance (UK) Limited with respect to the CSCL Europe

10.16	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the CSCL Pusan (ex HN 1559)
10.17	Secondary Put and Call Agreement, dated November 30, 2004, with Allco Finance (UK) Limited with respect to the HN 1561
10.18	Shipbuilding Contract, dated November 18, 2003, with Samsung Heavy Industries Co. Ltd. for the HN 1561
10.19	Shipbuilding Contract, dated June 30, 2005, with Samsung Heavy Industries Co., Ltd. for the HN 1639
10.20	Shipbuilding Contract, dated June 30, 2005, with Samsung Heavy Industries Co., Ltd. for the HN 1640
10.21	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1670
10.22	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1671
10.23	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1672
10.24	Shipbuilding Contract, dated March 28, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1673
10.25	Shipbuilding Contract, dated May 12, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1698
10.26	Shipbuilding Contract, dated May 12, 2006, with Samsung Heavy Industries Co., Ltd. for the HN 1699
10.27	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4001
10.28	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4002
10.29	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4003
10.30	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4004
10.31	Shipbuilding Contract, dated July 26, 2006, with Sungdong Shipbuilding & Marine Engineering Co., Ltd. for the HN S4005
10.32	Memorandum of Agreement, dated February 7, 2005, with Schiffartsgesellschaft GmbH & Co. KG for the E.R. Auckland
10.33	Memorandum of Agreement, dated February 7, 2005, with Schiffartsgesellschaft GmbH & Co. KG for the E.R. Wellington
10.34	Memorandum of Agreement, dated August 14, 2006, for the sale of the Fivos
10.35	Memorandum of Agreement, dated August 14, 2006, for the sale of the Alexandra I
10.36	Memorandum of Agreement, dated August 14, 2006, for the sale of the Dimitris C
10.37	Memorandum of Agreement, dated August 14, 2006, for the sale of the Roberto C
10.38	Memorandum of Agreement, dated August 14, 2006, for the sale of the Maria C

10.39	Memorandum of Agreement, dated August 14, 2006, for the sale of the MV Achilleas
21.1	Subsidiaries
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.2 and Exhibit 8.1)
23.3	Consent of Watson, Farley & Williams (New York) LLP, Marshall Islands Counsel (included in Exhibits 5.1 and 8.2)
23.4	Consent of Watson, Farley & Williams (New York) LLP, Liberian Counsel (included in Exhibit 8.2)
23.5	Consent of White & Case LLP (included in Exhibit 8.3)
23.6	Consent of Clarkson Research Services Limited
23.7	Consent of Andrew B. Fogarty, Nominee for Director
23.8	Consent of Myles R. Itkin, Nominee for Director
23.9	Consent of Miklós Konkoly-Thege, Nominee for Director
23.10	Consent of Dr. Robert A. Mundell, Nominee for Director
24.1	Power of Attorney (included on signature page)

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
Business Overview
Our Fleet
Our Competitive Strengths
Our Business Strategies
Our Manager
Corporate Information
The Offering
Summary Consolidated Financial Data
RISK FACTORS
FORWARD-LOOKING STATEMENTS
DIVIDEND POLICY
USE OF PROCEEDS
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
PRO FORMA FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE INTERNATIONAL SHIPPING INDUSTRY
Post-Panamax Containership Fleet & Orderbook
Estimated Containership Investment (in billions)
Containership Time Charter Rates
Containership Time Charter Daily Rates Per TEU
Containership Newbuilding Price Development
Charter Owner Containership Orderbook
Secondhand Containership Sales Activity
Containership Secondhand Price Development
Top Containership Charter Owners by TEU Capacity
Top Liner Operators by TEU in Service
Age and Size of the World Drybulk Carrier Fleet
World Drybulk Carrier Fleet Age Profile
BUSINESS
ENVIRONMENTAL AND OTHER REGULATIONS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
OUR MANAGER AND MANAGEMENT RELATED AGREEMENTS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
SHARES ELIGIBLE FOR FUTURE SALE
DESCRIPTION OF CAPITAL STOCK
MARSHALL ISLANDS COMPANY CONSIDERATIONS
TAX CONSIDERATIONS
OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDUSTRY DATA
ENFORCEABILITY OF CIVIL LIABILITIES
GLOSSARY OF SHIPPING TERMS
INDEX TO FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DANAOS CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States Dollars)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Expressed in thousands of United States Dollars, except share and per share amounts)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF STOCKHOLDERS EQUITY (Expressed in thousands of United States Dollars)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS (Expressed in thousands of United States Dollars)
DANAOS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DANAOS CORPORATION CONSOLIDATED BALANCE SHEETS (Expressed in thousands of United States Dollars except for share data)
DANAOS CORPORATION CONSOLIDATED STATEMENTS OF INCOME (Expressed in thousands of United States Dollars except for share data)
DANAOS CORPORATION STATEMENTS OF CASH FLOWS (Expressed in thousands of United States Dollars)
DANAOS CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
PART II INFORMATION NOT REQUIRED IN THE PROSPECTUS
SIGNATURES
Authorized Representative
EXHIBIT INDEX